Supplement Dated May 1, 2013
To The Prospectus Dated May 1, 2013

ING SmartDesign Signature

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The Securities and Exchange Commission issued an order to permit the ING USA Annuity and Life Insurance Company and its Separate Account B to replace, effective on or about **July 12, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP Contrafund® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:

- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.
- The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus.
- Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.
- After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING SMARTDESIGN SIGNATURE

May 1, 2013

This prospectus describes ING SmartDesign Signature Variable Annuity, a group and individual deferred variable annuity contract (the "Contract") issued by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). We no longer offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments and credits, if applicable, in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments and credits, if applicable, to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, some guaranteed interest periods or subaccounts may not be available. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value, less credits we added, if applicable, (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2013, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. The number is 333-101481. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING Bond Portfolio
ING Columbia Contrarian Core Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Perspectives Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Comstock Portfolio (Class S)
ING Invesco Equity and Income Portfolio (Class S)
ING Invesco Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Multi-Manager Large Cap Core Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^TM Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^TM Mid Cap Index Portfolio (Class S)
ING Russell^TM Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio (Class S)*

*   Effective July 12, 2013, the ING WisdomTree^SM Global High-Yielding Equity Index Portfolio will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective.

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	5
Annual Ratchet	33
Annuitant	13
Cash Surrender Value	18
Contract Date	13
Contract Owner	13
Contract Value	8
Contract Year	13
Covered Funds	8
Earnings Multiplier Benefit	34
Excluded Funds	8
Free Withdrawal Amount	9
Income Phase Payment Start Date	17
Net Investment Factor	5
Net Rate of Return	5
Restricted Funds	7
5% Roll-up	33
Special Funds	8
Standard Death Benefit	32

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Payment Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	7%	7%	6%	6%	5%	4%	3%	0%

Transfer Charge[2] ....$25 per transfer, if you make more than 12 transfers in a contract year

Overnight Charge[3] $20

[1] If you invest in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] We currently do not impose this charge, but may do so in the future.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge[1]

Administrative Charge..$30

(We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[1] We deduct this charge on each contract anniversary and on surrender. See, "The Income Phase — Charges Deducted."

Separate Account Annual Charges[1]

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge[2]	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	1.25%	1.45%	1.60%
Optional Asset-Based Premium Credit Charge[2]	0.50%	0.50%	0.50%
Total With Optional Premium Credit Charge	1.75%	1.95%	2.10%

[1] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily. Please see "Death Benefit Choices - Death Benefit During the Accumulation Phase" for a description of the Option Packages."

[2] During the income phase, the Mortality & Expense Risk Charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. The Premium Credit Option Charge is also deducted during the income phase, if otherwise applicable.

Optional Rider Charges[1]

Earnings Multiplier Benefit Rider Charge

As an Annual Charge	As a Quarterly Charge
0.25% of contract value	0.06% of contract value

Minimum Guaranteed Accumulation Benefit rider:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base[2]	0.17% of the MGAB Charge Base[2]

Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge[3]	As a Quarterly Charge	Maximum Annual Charge If Step-Up Benefit Elected
0.45% of contract value	0.12% of contract value	1.00% of contract value[4]

[1] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract. If the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional benefit rider to your Contract and therefore cannot purchase both the Minimum Guaranteed Accumulation Benefit rider and the Minimum Guaranteed Withdrawal Benefit rider.

[2] Please see "Charges and Fees – Optional Rider charges" and "Living Benefit Riders" later in this prospectus.

[3] If you choose to reset the MGWB Rider, the charge for the MGWB will increase to an annual charge of 1.00% of contract value. Please see "Minimum Guaranteed Withdrawal Benefit – Minimum Reset Option" later in this prospectus.

[4] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, wewill increase the charge for the MGWB Rider to the maximum annual charge of 1.00% of contract value. Please see "Minimum Guaranteed Withdrawal Benefit – Step-Up Benefit" later in this prospectus.

Trust or Fund Expenses

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.53%	1.85%

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Example:

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The example assumes that you invest $10,000, in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds.

Specifically, the example assumes election of Option Package III, election of the premium credit rider with a charge of 0.50% of the contract value annually for the first seven contract years and election of the earnings multiplier benefit rider with a charge of 0.25% of contract value annually and election of one of the living benefit riders noted below. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.01% of assets. If you elect different options, your expenses will be lower. Note that surrender charges may apply if you choose to annuitize your Contract within the first contract year.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the examples below.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

<u>Minimum Guaranteed Accumulation Benefit</u>:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,186	$2,060	$2,936	$4,696
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$486	$1,460	$2,436	$4,696
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$486	$1,460	$2,436	$4,696

<u>Minimum Guaranteed Withdrawal Benefit</u>: **(assuming Step-Up in Year 6)**

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,166	$2,003	$2,846	$4,840
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$466	$1,403	$2,346	$4,840
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$466	$1,403	$2,346	$4,840

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions - Selling the Contract."

Fees Deducted by the Funds

    Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional

payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A — Condensed Financial Information – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; the daily premium credit option charge, if applicable and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: Other variable annuity contracts invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut") which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual income phase start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

You will find detailed information about the Trusts and Funds currently available under your Contract in Appendix B — The Investment Portfolios. A prospectus containing more information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. See "Trust and Fund Expenses." Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds
We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the living benefit rider (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under the optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option, with respect to new transfers to such investment option and with respect to the death benefits and/or optional benefit rider to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit and/or the minimum guaranteed accumulation benefit. For more information, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase." Also, please see Appendix G for examples.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

    Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. The surrender charge will be based on the total amount withdrawn, including the amount deducted for the surrender charge. It will be deducted from the remaining contract value remaining after you have received the amount requested for withdrawal, not from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	7%	7%	6%	6%	5%	4%	3%	0%

Nursing Home Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

    (1) more than one contract year has elapsed since the contract date;
    (2) the withdrawal is requested within three years of your admission to a licensed nursing care facility; and
    (3) you have spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract date. It will also not apply to Contracts where prohibited by state law. Please note that these withdrawals are subject to the premium credit recapture provisions.

Free Withdrawal Amount. The Free Withdrawal Amount is 10% of contract value, based on the contract value on the date of the withdrawal less any withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Internal Revenue Code of 1986, as amended (the "Tax Code"). We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.**

For the purpose of calculating the surrender charge for an excess withdrawal: (a) we treat premiums as being withdrawn on a first-in, first-out basis; and (b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the income phase payment start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the income phase payment start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in

proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Overnight Charge. You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

Option Package I		Option Package II		Option Package III	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
1.10%	0.003030%	1.30%	0.003585%	1.45%	0.004002%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Premium Credit Option Charge. The amount of the asset-based premium credit option charge, on an annual basis, is equal to 0.50% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .0001373% for the first 7 contract years from your assets in each subaccount. This charge will also be deducted from amounts allocated to the Fixed Account, resulting in a 0.50% reduction in the interest which would otherwise have been credited to your Contract during the first 7 contract years if you had not elected the premium credit option. The cost of providing the premium credit is generally covered by the premium credit option charge, the recapture schedule for forfeiture of the credit on surrenders, withdrawals and death, and, to some degree, by the mortality and expense risk charge. We expect to make less profit on those contracts under which the premium credit option rider is elected.

Earnings Multiplier Benefit Charge. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. The quarterly charge for the earnings multiplier benefit rider is 0.06% (0.25% annually). If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest Allocations, starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning the first charge will be deducted on the first quarterly anniversary following the rider effective date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. For a description of the rider, see "Death Benefit Choices - The Earnings Multiplier Benefit Rider."

Optional Rider Charges. In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of two optional benefit riders. So long as the rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charge from your Fixed Interest Allocations nearest their

maturity date. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. For a description of the rider and the defined terms used in connection with the riders, see "Living Benefit Riders."

Minimum Guaranteed Accumulation Benefit (MGAB). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base	0.17% of the MGAB Charge Base

The MGAB Charge will be made during the 10-year waiting period starting on the rider date and ending on the MGAB Date. The MGAB Charge Base is the total of premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider on the contract date, or, your contract value on the rider date plus premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three-year period before the MGAB date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred. See "Living Benefit Riders."

Minimum Guaranteed Withdrawal Benefit (MGWB). The annual charge for the MGWB rider is 0.45% (0.12% quarterly) of the contract value. The charge is deducted from the contract value in the subaccounts on each quarterly contract anniversary date, in arrears. If the rider is added after contract issue, the charges will still be assessed on quarterly contract anniversaries, but the first charge will be assessed pro-rata based on when the rider is added during the contract quarter. We will deduct charges during the period starting on the rider date and up to your Contract's Automatic Periodic Benefit Status. Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. Please see "Living Benefit Riders - Minimum Guaranteed Withdrawal Benefit Rider (MGWB) – Automatic Period Benefit Status" later in this prospectus. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate immediately prior to the surrender or annuitization.

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2012, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2012, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at 1-800-366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, Option Package I will apply.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner" below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select Option Package I.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected Option Package II or III, and you add a joint owner, if the older joint owner is attained age 85 or under, the death benefit from the date of change will be the Option Package I death benefit. If the older joint owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if a joint owner is added. If you elected the MGAB rider, it will terminate if a joint owner, other than your spouse, is added. Note that returning a Contract to single owner status will not restore any death benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the income phase payment start date. If the annuitant dies before the income phase payment start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the income phase payment start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated

beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse dies before the income phase payment start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, and the amount of the earnings multiplier benefit, if applicable. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected Option Package I, the death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For Option Package II or III, if the new owner is age 79 or under on the date that ownership changes, the death benefit will continue. If the new owner is age 80 to 85, or new, under Option Package II or III, the death benefit will end, and the death benefit will become the Option Package I death benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit and charge will be adjusted to reflect the attained age of the new owner as the issue age. The Maximum Base percentage in effect on the rider effective date will apply in calculating the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you elected the MGAB rider or the MGWB rider, it will terminate upon a change of owner, other than spousal continuation on death.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day we receive the request. Please date your request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

Please note that the Contract is no longer available. There are three option packages available under the Contract. You select an option package at the time of application. Each option package is unique. The minimum initial payment to purchase the Contract depends on the option package that you elect. The maximum age to purchase the Contract is 80 at the time of application.

	Option Package I	Option Package II	Option Package III
Minimum Initial Payment	$15,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. **If you are considering an Enhanced Death Benefit Option and your contract will be an IRA, see "Federal Tax Considerations - Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments

We will process your initial premium and credit, if applicable, within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker- dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will make an inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments and credit, if applicable, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment and credit, if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Interest Division be allocated with the added credit, if applicable, to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Additional Credit to Premium

At the time of application, you may elect the premium credit option. If you so elect, a credit will be added to your Contract based on all premium payments received during the first contract year ("initial premium"). The credit will be 4% of the initial premium and will be allocated among each subaccount and fixed interest allocation you have selected in proportion to your allocation of the applicable premium in each investment option. The premium credit option is not available for Contracts sold through Chase Bank.

Currently, the premium credit option is available only if elected at the time of application prior to issuance of the Contract. However, we reserve the right to make the premium credit option available to inforce contract owners. We may increase, decrease or discontinue the credit at our discretion. We will give you at least 45 days notice of any planned change to the premium credit option.

There is a separate charge for the credit which is an asset-based charge deducted daily from your contract value. Please see "Fees and Charges" for a description of this charge.

The credit constitutes earnings (and not premiums paid by you) for federal tax purposes.

In any of the following circumstances, we deduct part or all of a credit from the amount we pay to you or your beneficiary:

1) If you return your Contract within the free look period, we will deduct the entire credit from the refund amount;
2) If a death benefit becomes payable, we will deduct any credits added to your Contract after or within 12 months of the date of death; and

3) If you surrender your Contract or take a withdrawal, we will deduct a portion of the credit added to your contract value based on the percentage of first year premium withdrawn and the contract year of surrender or withdrawal in accordance with the following table:

Contract Year of Surrender or Withdrawal	Percentage of Premium Credit Forfeited (based on percentage of first year premium withdrawn)
Years 1-2	100%
Years 3-4	75%
Years 5-6	50%
Year 7	25%
Years 8+	0%

If we deduct a credit from any amount we pay to you, we will deduct the full dollar amount of the credit. You will retain any gains, and you will also bear any losses, that are attributable to the credit we deduct.

There may be circumstances under which the contract owner may be worse off from having received a premium credit. For example, this could occur if the contract owner returns the Contract during the applicable free look period. Upon a free look, we recapture the premium credit that had been credited. If the state law provides that contract value is returned on a free look, and if the performance of the applicable subaccounts has been negative during that period, we will return the contract value less the premium credit. Negative performance associated with the premium credit will reduce the contract value more than if the premium credit had not been applied.

Income Phase Payment Start Date
The income phase payment start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase payment start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase payment start date.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

 Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid plus credit, if applicable, that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium and added credit, if applicable, not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments plus credit, if applicable, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations. See Appendix C for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the Contract at any time while the annuitant is living and before the income phase payment start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of a Trust or Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

The Fixed Account
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271, call (800) 366-0066, or access the SEC's website (http://www.sec.gov).

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contract. Your actual Contract, any endorsements and riders are the controlling documents.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Subject to state availability, you may elect one of the two optional benefit riders discussed below. **You may add only one of these two riders to your Contract. Each rider has a separate charge.** Once elected, the riders generally may not be cancelled. You may not remove the rider, and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select it. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders.

The optional riders may not be approved in all states. Check with our Customer Service Center for availability in your state. The telephone number is (800) 366-0066.

   Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

   No Cancellation. Once you purchase the rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The optional riders will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death), including addition of a joint owner. Other circumstances which may cause a particular optional rider to terminate automatically are discussed below.

Minimum Guaranteed Accumulation Benefit Rider (MGAB). The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. The waiting period is 10 years, beginning on the rider date, and the MGAB Charge is deducted only during the 10-year waiting period. Only premiums added to your Contract during the first two-year period after your rider date are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. For a discussion of the charges we deduct under the MGAB rider, see "Charges and Fees - Optional Rider Charges."

The MGAB rider has a waiting period of ten years and, other than for allocations to Excluded Funds and certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment, plus credit, if applicable, reduced pro-rata for withdrawals. Transfers made within 3 years prior to the MGAB Date will also reduce the MGAB Base pro-rata.

Calculating the MGAB. We calculate your MGAB as follows:

1) **We first determine your MGAB Base.** The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

    The MGAB Base is tracked separately for Covered, Special and Excluded Funds, and, if you purchase the MGAB optional rider as of the contract date, equals the initial allocation of premium subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Date. The aggregate MGAB Base equals the sum of:

    a) the MGAB Base allocated to Covered Funds;
    b) the MGAB Base allocated to Special Funds; and
    c) the **lesser of** the contract value allocated to Excluded Funds or MGAB Base allocated to Excluded Funds.

    There is no accumulation of MGAB Base.

    If you purchased the MGAB optional benefit rider after the contract date, your MGAB Base equals your allocated contract value, plus premiums and credits, thereon, if applicable, added during the two-year period after your rider date, and adjusted for withdrawals and transfers.

We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums and credits, thereon, if applicable, adjusted for subsequent withdrawals and transfers, as allocated by fund category. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, and separate rates may apply to each. Currently, the same deduction method and rate apply to all Fund categories.

Withdrawals reduce the MGAB Base and MGAB Charge Base on a pro-rata basis. This means that the MGAB Base and MGAB Charge Base are reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The percentage reduction in the MGAB Base and MGAB Charge Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.

Net Transfers from Covered Funds or Special Funds to Excluded Funds reduce the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds on a pro-rata basis. Any resulting increase in MGAB Base and MGAB Charge Base allocated to Excluded Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Net Transfers from Excluded Funds to other funds reduce the MGAB Base and MGAB Charge Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in MGAB Base and MGAB Charge Base allocated to other funds will equal the **lesser of** the contract value transferred and the change in the MGAB Base and MGAB Charge Base allocated to Excluded Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Any transfer within 3 years of the MGAB Date (regardless of the funds involved) reduces the MGAB Base and MGAB Charge Base for Covered, Special or Excluded Funds, as applicable, on a pro-rata basis, based on the percentage of contract value transferred, without any corresponding increase.

No investment options are currently designated as Special Funds or Excluded Funds.

2) **We then subtract your contract value on the MGAB Date from your aggregate MGAB Base.** The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

3) **Any positive difference is your MGAB.** If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested pro-rata based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the ING Liquid Assets Portfolio on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Purchase. To purchase the MGAB rider, you must be age 80 or younger on the rider date. The waiting period must end at or before your income phase start date. The MGAB rider may be purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

The MGAB Charge Base. The MGAB Charge Base is the total of premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider on the contract date, or your contract value on the rider date plus premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three-year period before the MGAB Date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

The MGAB Date. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your 10th contract anniversary. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after 10 years after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest income phase start date.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date, excluding credits, are included in the MGWB Withdrawal Account**. Credits, if applicable and any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received; excluding premium credits, during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received, excluding premium credits, during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit Status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your Contract reaches Automatic Periodic Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the Maximum Annual Withdrawal will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the Maximum Annual Withdrawal will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the Maximum Annual Withdrawal. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the Maximum Annual Withdrawal will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the Maximum Annual Withdrawal at the time of the withdrawal. Please see Appendix H, MGWB Excess Withdrawal Amount Examples.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the Maximum Annual Withdrawal will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;
2) your MGWB Withdrawal Account is greater than zero;
3) you have not reached your latest allowable income phase start date;
4) you have not elected to annuitize your Contract; and
5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;
2) you have not reached your latest allowable income phase start date;
3) you have not elected to annuitize your Contract; and
4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest income phase start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the Maximum Annual Withdrawal. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest income phase start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your income phase start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the Maximum Annual Withdrawal by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and Maximum Annual Withdrawal are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

For a discussion of the charges we deduct under the MGWB rider, see "Charges and Fees — Optional Rider Charges." Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. See "Withdrawals" and "Federal Tax Considerations" for more information.

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value. Please see Appendix E, Surrender Charge for Excess Withdrawal Example.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the MGWB rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under the MGWB rider are not subject to surrender charges.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C for more information on the application of Market Value Adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly, quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature (see below), which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) of the Tax Code. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawal will occur on the next business day after your Contract Date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase payment start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special or Excluded Funds and other investment portfolios may negatively impact your death benefit.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. No investment options are currently designated as Restricted Funds.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds, may also affect your optional rider base. See "Living Benefit Riders."

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. Eastern Time or the close of regular trading on the New York Stock Exchange will be effected on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is

low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Trusts and Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time. Transfers made pursuant to a dollar cost averaging program do not count toward the 12-transfer limit on free transfers.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the

individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Automatic rebalancing is subject to any fund purchase restrictions; transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Interest Division. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You can provide satisfactory notice by sending a letter or by using a form that we prescribe. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit, and earnings multiplier benefit, if elected, is payable when either the contract owner or the first of joint owners (under Option Package I only) or the annuitant (when a contract owner is not an individual), dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date"). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum, applied to any of the income phase payment options, or, if available, paid over the beneficiary's life expectancy. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by a contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an income phase payment option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center. . Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the contract owner and the annuitant are not more than 85 years old at the time of purchase. Option Packages II and III are available only if the contract owner and annuitant are not more than 80 years old at the time of purchase. Option Packages II and III are not available where the Contract is held by joint owners. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greater of: 1) the Standard death benefit*; or 2) the contract value*; or	The greatest of: 1) the Standard death benefit*; 2) the contract value*; or 3) the Annual Ratchet death benefit*.	The greatest of: 1) the Standard death benefit*; 2) the contract value*; 3) the Annual Ratchet death benefit*; or 4) the 5% Roll-Up death benefit*

    *   less credits added since or within 12 months prior to death

We may, with 30 days notice to you, designate any investment portfolio as a Special or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio, with respect to new transfers to such investment portfolio and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special or Excluded Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value minus any credits added since or within 12 months prior to death; and
2) the cash surrender value.

The **Standard Death Benefit** equals the **greater** of the Base Death Benefit and the **sum** of 1) and 2), **less** 3):

1) the contract value allocated to Excluded Funds; and
2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds;
3) any credit added since or within 12 months prior to death.

The Standard Minimum Guaranteed Death Benefit equals:

1) premium payments plus credits, if applicable, allocated to Covered, Special and Excluded Funds, respectively;
2) reduced by a pro-rata adjustment for any withdrawal or transfer taken from Covered, Special and Excluded Funds, respectively.

There are no Special Funds for the Standard Death Benefit. Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

In the event of transfers from Excluded to Covered or Special Funds, the increase in the Minimum Guaranteed Death Benefit for Covered Funds and/or Special Funds will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. In the event of transfers from Covered or Special Funds to Excluded Funds, the increase in the Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Minimum Guaranteed Death Benefit for Covered or Special Funds.

The **5% Roll-Up Death Benefit,** equals the **greater** of:

1) the Standard Death Benefit; and
2) the sum of the contract value allocated to Excluded Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds and Special Funds less any credit added since or within 12 months prior to death.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds, Special Funds and Excluded Funds equals the lesser of:

1) premiums, plus credits, if applicable, adjusted for withdrawals and transfers, accumulated at an annual rate of 5% for Covered Funds or Excluded Funds and 0% for Special Funds until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments and credits, if applicable, as reduced by adjustments for withdrawals) and thereafter at 0%, and
2) the cap.

A pro-rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment for withdrawals.

A pro-rata adjustment to the cap is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the cap immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. Transfers from Covered or Special Funds to Excluded Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Transfers from Special to Covered Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds.

Transfers from Covered to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds.

The calculation of the cap is not affected by allocations to Covered, Special or Excluded Funds.

For purposes of calculating the 5% Rollup Death Benefit, the following investment options are designated as Special Funds: the ING Liquid Assets Portfolio and the Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds. The death benefit for Excluded Funds is the contract value allocated to Excluded Funds and for the Standard, Annual Ratchet and 5% Rollup death benefits is tracked for transfer purposes only.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:

1) the Standard Death Benefit; and
2) the sum of the contract value allocated to Excluded Funds and the Annual Ratchet Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds, less any credit added since or within 12 months prior to death.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium plus the initial credit, if applicable, allocated at issue to Covered, Special or Excluded Funds, respectively;
2) increased dollar for dollar by any premium, plus credits, allocated after issue to Covered, Special or Excluded Funds, respectively;
3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special or Excluded Funds from the prior anniversary (adjusted for new premiums, credits, if applicable, partial withdrawals and transfers between Covered, Special and Excluded Funds) and the current contract value. A pro-rata adjustment to the Annual Ratchet Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment for withdrawals.

Transfers from Excluded to Covered or Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred.

Transfers from Covered or Special Funds to Excluded Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. Currently, no investment options are designated as Special Funds or Excluded Funds for purposes of calculating the Annual Ratchet Death Benefit.

Note: The enhanced death benefits may not be available in all states.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted: (1) after you attain age 80; or (2) if the Contract is owned by joint owners.

The following minimum contract values must be met:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Contract Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

If you transfer between option packages, the then current roll-up cap does not reset. A change of owner may cause an option package transfer on other than a contract anniversary.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options available under the option packages. The rider is subject to state availability and is available only for issues ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in a state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 300% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 40% (25% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to

40% (25% for issue ages 70 and above) of the lesser of: (1) 300% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for this feature and once selected, it may not be revoked. The earnings multiplier benefit rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees – Charges Deducted from the Subaccounts - Earnings Multiplier Benefit Charge" for a description of the earnings multiplier benefit rider charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations," in this prospectus.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies during the income phase, we will pay the beneficiary any certain benefit remaining under the income phase payment option in effect at the time.

Continuation After Death — Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. If death occurs during the first contract year, the credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven year period. The credit will be subject to recapture upon surrender of the Contract or partial withdrawal, in accordance with the premium credit forfeiture schedule. Subsequent premium payments made by the continuing spouse during the first contract year will be subject to the premium credit option charge and the premium credit forfeiture schedule. See "The Annuity Contract - Additional Credit to Premium."

If death occurs after the first contract year, the credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven-year period. The credit will not be subject to forfeiture upon surrender of the Contract or partial withdrawals.

At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the ING Liquid Assets Portfolio, or its successor. The crediting of the earnings multiplier benefit will not be included in the minimum guaranteed death benefit calculation.

The earnings multiplier benefit rider will continue, if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider was added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on

the rider effective date. However, we may in the future permit the surviving spouse to elect to use the then current Maximum Base and percentages in the benefit calculation.

Continuation after Death — Non-Spouse
If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may continue in force subject to the required distribution rules of the Tax Code. See next section, "Required Distributions upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

If death occurs within 12 months of a credit being applied, the credit will be forfeited and not included in the calculation of the contract value, Standard Death Benefit or Annual Ratchet Enhanced Death Benefit. The premium credit option charge will continue for the remainder of the seven-year period.

The death benefit terminates upon continuation. At subsequent surrender, any surrender charge applicable to premium payments paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the ING Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary, calculated as described under "Death Benefit Choices" in this prospectus, will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's sole beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ING USA will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

The death benefits under any of the Options will terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Premiums are not permitted after such date.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of MGWB on Death Benefit
If you die before Automatic Periodic Benefit Status under the MGWB rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. Please see "Minimum Guaranteed Withdrawal Benefit Rider-Death of Owner" for a description of the impact of the owner's death on the MGWB Rider.

If you die during Automatic Periodic Benefit Status, the death benefit payable is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments. Please see "Living Benefit Riders - Minimum Guaranteed Withdrawal Benefit Rider."

THE INCOME PHASE

During the income phase, you stop contributing dollars to your Contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. If there are surrender charges remaining on the income phase payment start date, your income phase payment option must be either a life annuity or have a period certain of at least 10 years. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

(a) The life of the annuitant;
(b) The joint lives of the annuitant and beneficiary;
(c) A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees and Expenses."

- An administrative expense charge of 0.15% applies during the income phase. We deduct this charge daily from the subaccounts corresponding to the funds you select. The charge applies during the entire income phase. See "Fees and Expenses."
- If the premium credit option was elected, the premium credit option charge of 0.50% continues during the income phase for the remainder of the seven-year period from the addition of the premium credit. We deduct this charge daily from your contract value in both the subaccounts and the Fixed Interest Division. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at anytime without penalty. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

Payment Options.
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.
Life Income— Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income— Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit—None:** All payments end upon the death of both annuitants.
Life Income— Two Lives— Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income— Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.

Nonlifetime Income Phase Payment Option	
Nonlifetime—Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below).
	Death Benefit—Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will also notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the seven permitted days, on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. For purposes of the refund during the free look period, we exclude any premium credit and include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, in our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the

specially designated subaccount (currently, the ING Liquid Assets Portfolio) during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.10% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. Morgan Stanley Smith Barney LLC
2. LPL Financial Corporation
3. Merrill Lynch, Pierce, Fenner & Smith, Incorporated
4. ING Financial Partners Inc.
5. Wells Fargo Advisors, LLC
6. Wells Fargo Advisors, LLC (Bank Channel)
7. UBS Financial Services Inc.
8. Raymond James Financial Services Inc.
9. ING Financial Partners, Inc.-Retirement Channels
10. National Planning Corporation
11. Cetera Advisors LLC
12. Cetera Advisor Networks LLC
13. Securities America Inc.
14. First Allied Securities Inc.
15. Woodbury Financial Services Inc.
16. Commonwealth Financial Network Inc.
17. SII Investments Inc. WI
18. ING Financial Partners, Inc.-CAREER
19. Wells Fargo Advisors Financial Network, LLC
20. Ameriprise Financial Services Inc.
21. Centaurus Financial Inc.
22. Cetera Investment Services LLC
23. Raymond James and Associates Inc.
24. Wells Fargo SEC, LLC
25. Cambridge Investment Research Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

> **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

> **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be

treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed by August 31, 2018. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not

designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General
The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of

lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or

The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;

a required minimum distribution under Tax Code Section 401(a)(9);

a hardship withdrawal;

otherwise excludable from income; or

Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

You have separated from service with the sponsor at or after age 55;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

The distribution is made due to an IRS levy upon your plan;

The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

The distribution is made due to an IRS levy upon your plan; or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
>
> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
>
> A required minimum distribution under Tax Code section 401(a)(9);
>
> A hardship withdrawal;
>
> Otherwise excludable from income; or
>
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

Start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated beneficiary; or
Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated beneficiary; or
Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or
December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is

deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

A plan participant as a means to provide benefit payments;
An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under the MGWB rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax advisor about the tax consequences of living benefits.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax advisor about the tax consequences of enhanced death benefits.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

– –

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING SMARTDESIGN SIGNATURE 333-101481.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2013

– –

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2012 including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2012 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.25%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.86	$10.36	$9.55	$8.00	$9.58					
Value at end of period	$10.70	$9.86	$10.36	$9.55	$8.00					
Number of accumulation units outstanding at end of period	126,796	133,680	109,103	45,478	19,888					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78		
Value at end of period	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48		
Number of accumulation units outstanding at end of period	4,950	7,319	7,580	7,961	9,230	10,528	17,062	12,301		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52	$11.01	$10.00
Value at end of period	$17.69	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52	$11.01
Number of accumulation units outstanding at end of period	251,442	297,798	327,232	356,883	411,910	404,210	289,769	216,279	331,754	180,658
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08	$7.85
Value at end of period	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08
Number of accumulation units outstanding at end of period	76,177	100,918	108,181	121,118	138,149	155,665	117,442	100,395	274,974	156,771
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.66	$9.69	$8.77	$7.20	$9.62					
Value at end of period	$11.02	$9.66	$9.69	$8.77	$7.20					
Number of accumulation units outstanding at end of period	42,849	51,737	64,241	53,966	30,537					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.34	$10.62								
Value at end of period	$10.77	$9.34								
Number of accumulation units outstanding at end of period	1,856	1,609								

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$8.83	$10.52								
Value at end of period	$10.08	$8.83								
Number of accumulation units outstanding at end of period	11,519	8,075								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00
Value at end of period	$18.46	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62
Number of accumulation units outstanding at end of period	260,572	318,091	348,712	367,386	406,419	428,086	345,741	269,279	302,519	126,233
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.50	$13.45	$12.09	$9.92						
Value at end of period	$13.96	$12.50	$13.45	$12.09						
Number of accumulation units outstanding at end of period	12,386	17,151	13,876	13,501						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.91	$10.20	$9.08	$7.73	$10.91	$10.49	$10.01			
Value at end of period	$11.11	$9.91	$10.20	$9.08	$7.73	$10.91	$10.49			
Number of accumulation units outstanding at end of period	2,791	4,025	1,978	2,095	2,973	4,060	5,861			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02	$9.95		
Value at end of period	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02		
Number of accumulation units outstanding at end of period	83,063	94,226	96,813	104,384	98,513	100,200	55,109	18,568		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	$9.75	
Value at end of period	$13.95	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	
Number of accumulation units outstanding at end of period	47,741	44,322	44,644	55,678	54,801	46,973	48,700	35,793	24,849	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.21	$11.04	$10.60	$9.97						
Value at end of period	$12.83	$12.21	$11.04	$10.60						
Number of accumulation units outstanding at end of period	209,102	127,882	142,911	37,847						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.23	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96	$10.98		
Value at end of period	$12.70	$11.23	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96		
Number of accumulation units outstanding at end of period	44,088	71,989	51,290	47,131	46,310	70,250	29,742	33,842		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.11	$11.45	$9.81	$6.51	$9.99					
Value at end of period	$10.74	$10.11	$11.45	$9.81	$6.51					
Number of accumulation units outstanding at end of period	93,957	87,072	72,817	67,035	44,807					
ING BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$10.73	$10.28	$9.81	$8.86	$9.83					
Value at end of period	$11.28	$10.73	$10.28	$9.81	$8.86					
Number of accumulation units outstanding at end of period	86,290	90,479	101,192	109,980	108,650					

SD Signature

A-2

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$11.46	$13.64	$12.48	$7.24	$9.54	$10.93	$10.22
Value at end of period				$13.64	$12.48	$7.24	$9.54	$10.93	$10.22	$12.68
Number of accumulation units outstanding at end of period				24,276	107,813	99,999	89,612	84,455	60,194	48,915
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$38.97	$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52	$75.17
Value at end of period		$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52	$75.17	$85.76
Number of accumulation units outstanding at end of period		106,213	79,153	80,669	66,635	49,340	42,205	31,594	27,477	21,651
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$9.44	$10.06	$10.23	$6.66	$8.20	$10.15	$9.75
Value at end of period				$10.06	$10.23	$6.66	$8.20	$10.15	$9.75	$11.00
Number of accumulation units outstanding at end of period				17,740	64,799	77,932	70,614	59,404	51,720	46,327
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period				$10.13	$11.15	$11.46	$6.88	$8.94	$9.90	$9.31
Value at end of period				$11.15	$11.46	$6.88	$8.94	$9.90	$9.31	$10.33
Number of accumulation units outstanding at end of period				30,946	125,072	159,880	157,889	150,779	123,908	115,289
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period					$11.03	$10.41	$5.85	$7.04	$8.68	$7.78
Value at end of period					$10.41	$5.85	$7.04	$8.68	$7.78	$9.07
Number of accumulation units outstanding at end of period					79,048	109,782	93,776	110,448	106,390	115,777
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period							$9.99	$9.81	$8.81	$7.19
Value at end of period							$9.81	$8.81	$7.19	$8.66
Number of accumulation units outstanding at end of period							1,284	0	934	2,551
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$11.72	$13.53	$14.96	$16.91	$10.16	$13.97	$17.70	$15.57
Value at end of period			$13.53	$14.96	$16.91	$10.16	$13.97	$17.70	$15.57	$17.62
Number of accumulation units outstanding at end of period			213,623	198,145	404,344	243,970	238,063	203,999	174,083	142,727
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$9.98	$10.94	$11.09	$7.74	$10.10	$11.26	$11.40
Value at end of period				$10.94	$11.09	$7.74	$10.10	$11.26	$11.40	$12.68
Number of accumulation units outstanding at end of period				114,971	240,036	249,295	254,733	240,604	298,671	255,616
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period					$12.53	$11.90	$7.31	$9.14	$10.06	$9.86
Value at end of period					$11.90	$7.31	$9.14	$10.06	$9.86	$11.06
Number of accumulation units outstanding at end of period					151,725	165,455	149,113	136,290	125,064	118,987
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period					$10.20	$9.62	$6.11	$7.86	$8.60	$8.38
Value at end of period					$9.62	$6.11	$7.86	$8.60	$8.38	$9.59
Number of accumulation units outstanding at end of period					715,454	823,534	787,679	743,528	691,365	609,158
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period							$10.28	$10.27	$11.04	$10.45
Value at end of period							$10.27	$11.04	$10.45	$11.89
Number of accumulation units outstanding at end of period							498	0	71	0

SD Signature

A 3

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.87	$9.96								
Value at end of period	$8.48	$8.87								
Number of accumulation units outstanding at end of period	32,077	55,591								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67		
Value at end of period	$39.80	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84		
Number of accumulation units outstanding at end of period	32,711	40,916	51,265	63,970	65,053	65,346	51,318	48,204		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.76	$13.71	$12.46	$8.72	$14.66	$13.84	$11.99	$11.96	$10.73	$10.00
Value at end of period	$12.69	$11.76	$13.71	$12.46	$8.72	$14.66	$13.84	$11.99	$11.96	$10.73
Number of accumulation units outstanding at end of period	1,453	3,897	3,423	5,699	7,068	7,250	7,667	7,681	51,794	29,934
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.58	$9.99								
Value at end of period	$10.90	$9.58								
Number of accumulation units outstanding at end of period	777,920	1,026,100								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.67	$8.82	$7.85	$6.11	$9.51					
Value at end of period	$9.89	$8.67	$8.82	$7.85	$6.11					
Number of accumulation units outstanding at end of period	203,583	242,256	166,429	179,700	58,152					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.10	$13.78	$12.98	$10.86						
Value at end of period	$14.07	$11.10	$13.78	$12.98						
Number of accumulation units outstanding at end of period	7,064	8,328	28,020	9,425						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00
Value at end of period	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01
Number of accumulation units outstanding at end of period	41,733	65,532	49,367	76,821	81,989	98,148	93,835	34,130	183,047	108,298
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	$10.00
Value at end of period	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05
Number of accumulation units outstanding at end of period	50,984	82,774	81,101	94,168	115,067	136,812	138,286	105,445	222,237	111,247
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	$10.00
Value at end of period	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06
Number of accumulation units outstanding at end of period	33,413	57,544	60,478	72,831	78,223	103,530	106,404	89,405	184,418	108,271
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52		
Value at end of period	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71		
Number of accumulation units outstanding at end of period	337,270	339,798	374,616	399,908	410,808	463,707	195,604	92,532		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.02	$8.12	$7.64	$7.05						
Value at end of period	$8.22	$7.02	$8.12	$7.64						
Number of accumulation units outstanding at end of period	17,070	28,671	27,888	35,562						

A 4

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80	$11.10	$10.00
Value at end of period	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80	$11.10
Number of accumulation units outstanding at end of period	82,680	105,906	126,971	129,999	149,237	150,106	138,545	105,339	156,846	62,665
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87	$10.16		
Value at end of period	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87		
Number of accumulation units outstanding at end of period	96,503	118,187	105,571	113,622	120,670	86,004	27,625	16,669		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53	$26.25		
Value at end of period	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53		
Number of accumulation units outstanding at end of period	68,690	87,579	111,833	141,131	167,823	241,574	322,272	402,732		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$9.43	$11.07	$9.76							
Value at end of period	$10.02	$9.43	$11.07							
Number of accumulation units outstanding at end of period	181	261	186							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08	$10.57		
Value at end of period	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08		
Number of accumulation units outstanding at end of period	110,229	113,267	135,772	157,198	183,253	204,971	154,812	112,765		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	$14.02	$13.08	$10.99	$10.00
Value at end of period	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	$14.02	$13.08	$10.99
Number of accumulation units outstanding at end of period	47,088	80,922	59,613	54,776	54,946	62,936	71,173	76,471	118,478	25,522
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41	$7.85
Value at end of period	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41
Number of accumulation units outstanding at end of period	68,963	82,903	71,558	65,391	76,585	99,454	86,447	71,069	70,555	24,875
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.69									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	910,276									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	$9.46	
Value at end of period	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	
Number of accumulation units outstanding at end of period	44,021	43,272	19,306	8,260	2,608	2,616	3,963	4,122	3,737	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07	$10.05								
Value at end of period	$11.37	$10.07								
Number of accumulation units outstanding at end of period	28,371	31,803								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10	$16.18
Value at end of period	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10
Number of accumulation units outstanding at end of period	432,333	495,767	654,563	823,111	1,075,453	1,041,103	930,466	486,113	690,371	727,878

SD Signature

A 5

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.77	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	$13.92	
Value at end of period	$18.63	$16.77	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	
Number of accumulation units outstanding at end of period	94,176	110,156	128,844	161,520	182,116	240,344	279,095	337,544	409,584	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$19.47
Value at end of period	$30.31	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45
Number of accumulation units outstanding at end of period	128,638	156,629	189,086	222,309	277,551	325,558	377,087	436,318	618,206	634,937
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41	$9.98		
Value at end of period	$19.73	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	109,277	113,327	116,563	135,373	148,397	135,821	81,146	51,705		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	$7.18	
Value at end of period	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	
Number of accumulation units outstanding at end of period	93,137	115,862	130,284	164,493	183,121	86	101	1,013	973	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28		
Value at end of period	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50		
Number of accumulation units outstanding at end of period	42,688	59,377	50,786	43,937	50,398	69,246	44,308	27,066		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.34	$12.01	$10.14							
Value at end of period	$12.63	$11.34	$12.01							
Number of accumulation units outstanding at end of period	948	5,562	4,822							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	3,226	5,021	5,791	17,773	18,910	31,636	32,326	39,779		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91	$11.62	
Value at end of period	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91	
Number of accumulation units outstanding at end of period	68,437	82,783	81,946	88,907	95,643	92,165	59,837	15,633	4,635	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00	
Value at end of period	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	
Number of accumulation units outstanding at end of period	178,151	201,810	181,198	184,808	235,758	322,944	335,972	413,587	585,689	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87
Value at end of period	$20.99	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31
Number of accumulation units outstanding at end of period	579,465	645,457	664,081	654,166	648,191	596,758	348,132	347,304	488,955	336,101
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.39		
Value at end of period	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99		
Number of accumulation units outstanding at end of period	19,695	37,100	39,556	37,919	38,598	43,128	41,720	38,485		

A 6

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$9.95		
Value at end of period	$12.33	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91		
Number of accumulation units outstanding at end of period	117,184	143,707	177,139	215,278	251,223	123,059	87,781	90,726		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.20	$8.86	$8.32	$8.25						
Value at end of period	$9.81	$9.20	$8.86	$8.32						
Number of accumulation units outstanding at end of period	267,335	218,623	313,416	177,020						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.08	$10.33	$9.38	$9.22						
Value at end of period	$11.25	$10.08	$10.33	$9.38						
Number of accumulation units outstanding at end of period	1,572,082	1,712,415	2,198,626	2,496,597						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.44	$10.56	$9.63	$9.50						
Value at end of period	$11.50	$10.44	$10.56	$9.63						
Number of accumulation units outstanding at end of period	2,081,342	2,214,578	2,602,054	2,859,154						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.76	$10.67	$9.86	$9.75						
Value at end of period	$11.71	$10.76	$10.67	$9.86						
Number of accumulation units outstanding at end of period	1,267,525	1,378,837	1,436,677	1,531,154						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.48	$14.11	$12.70	$10.85						
Value at end of period	$16.34	$14.48	$14.11	$12.70						
Number of accumulation units outstanding at end of period	44,068	43,898	28,032	31,979						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.14	$9.06	$8.19	$6.72	$10.31					
Value at end of period	$10.40	$9.14	$9.06	$8.19	$6.72					
Number of accumulation units outstanding at end of period	194,260	236,511	231,934	404,145	126,808					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.65	$13.75	$12.53	$10.80						
Value at end of period	$15.63	$13.65	$13.75	$12.53						
Number of accumulation units outstanding at end of period	47,196	54,039	57,219	56,116						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.62	$16.17	$13.01	$10.83						
Value at end of period	$17.81	$15.62	$16.17	$13.01						
Number of accumulation units outstanding at end of period	53,479	59,173	80,860	97,790						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.10	$10.44	$8.47	$6.14	$10.49					
Value at end of period	$11.64	$10.10	$10.44	$8.47	$6.14					
Number of accumulation units outstanding at end of period	44,333	49,569	19,620	13,324	15,576					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.26	$10.84	$8.71	$6.98	$10.21					
Value at end of period	$11.73	$10.26	$10.84	$8.71	$6.98					
Number of accumulation units outstanding at end of period	31,564	43,607	48,577	40,797	49,477					

A 7

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87		
Value at end of period	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39		
Number of accumulation units outstanding at end of period	19,245	16,849	18,978	19,495	20,110	20,649	22,813	15,169		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.58	$11.01	$8.99	$7.16	$9.41					
Value at end of period	$11.94	$10.58	$11.01	$8.99	$7.16					
Number of accumulation units outstanding at end of period	30,844	36,646	25,619	15,014	12,098					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66		
Value at end of period	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26		
Number of accumulation units outstanding at end of period	163,738	176,320	193,449	219,556	245,136	270,888	261,429	300,782		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	
Value at end of period	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	
Number of accumulation units outstanding at end of period	99,697	136,499	135,743	157,777	163,315	188,717	186,657	210,739	201,213	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.16	$9.40	$8.16	$5.80	$10.18	$10.00				
Value at end of period	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18				
Number of accumulation units outstanding at end of period	56,098	44,457	24,295	23,559	12,230	41,124				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.32		
Value at end of period	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43		
Number of accumulation units outstanding at end of period	57,225	65,828	70,471	89,629	116,880	132,084	109,286	51,614		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12			
Value at end of period	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20			
Number of accumulation units outstanding at end of period	201,563	88,235	98,706	101,897	119,244	52,781	6,280			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67		
Value at end of period	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43		
Number of accumulation units outstanding at end of period	83,684	96,897	109,196	123,651	147,158	176,510	163,002	185,032		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.76	$11.13	$10.64	$10.21	$9.90					
Value at end of period	$12.03	$11.76	$11.13	$10.64	$10.21					
Number of accumulation units outstanding at end of period	62,663	83,355	91,062	87,442	72,701					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18	$9.93	
Value at end of period	$12.49	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18	
Number of accumulation units outstanding at end of period	27,660	25,482	27,215	30,917	34,380	43,296	41,020	26,128	14,300	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.75	$8.16	$7.81	$6.09	$9.68					
Value at end of period	$8.81	$7.75	$8.16	$7.81	$6.09					
Number of accumulation units outstanding at end of period	29,742	44,878	31,323	44,930	24,117					

A 8

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	9,510									
PROFUND VP BULL										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68
Value at end of period	$9.68	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29
Number of accumulation units outstanding at end of period	2,766	0	0	0	107	1,910	10,138	18,382	42,851	27,246
PROFUND VP EUROPE 30										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07
Value at end of period	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31
Number of accumulation units outstanding at end of period	7,085	11,570	7,302	7,337	7,465	7,692	9,520	2,690	3,994	7,126
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	$10.00
Value at end of period	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37
Number of accumulation units outstanding at end of period	12,632	8,180	6,149	6,889	7,279	11,240	23,153	29,960	25,549	193

Separate Account Annual Charges of 2.10%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.54	$10.12	$9.41	$7.95	$10.12					
Value at end of period	$10.28	$9.54	$10.12	$9.41	$7.95					
Number of accumulation units outstanding at end of period	118,919	155,940	181,048	178,997	89,906					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.35	$13.43	$10.85	$8.87	$12.60	$13.22	$11.31	$10.62		
Value at end of period	$13.45	$12.35	$13.43	$10.85	$8.87	$12.60	$13.22	$11.31		
Number of accumulation units outstanding at end of period	519	4,490	6,345	6,729	7,296	8,272	11,572	8,675		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.36	$15.09	$13.18	$9.94	$17.71	$15.42	$14.14	$12.38	$10.98	$10.00
Value at end of period	$16.33	$14.36	$15.09	$13.18	$9.94	$17.71	$15.42	$14.14	$12.38	$10.98
Number of accumulation units outstanding at end of period	72,839	121,525	213,675	246,339	286,978	307,977	260,647	185,650	88,106	13,183
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.60	$11.77	$10.46	$8.23	$14.70	$14.82	$12.62	$12.21	$11.21	$10.00
Value at end of period	$13.30	$11.60	$11.77	$10.46	$8.23	$14.70	$14.82	$12.62	$12.21	$11.21
Number of accumulation units outstanding at end of period	17,689	30,868	94,276	103,093	124,509	160,932	137,211	125,085	1,289,231	448,420
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.36	$9.47	$8.64	$7.16	$10.07					
Value at end of period	$10.59	$9.36	$9.47	$8.64	$7.16					
Number of accumulation units outstanding at end of period	19,717	44,563	29,976	42,216	23,294					

A 9

SD Signature

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$10.00	$11.59	$13.46	$15.94	$18.47	$21.59	$12.16	$16.96	$17.71	$14.84
Value at end of period	$11.59	$13.46	$15.94	$18.47	$21.59	$12.16	$16.96	$17.71	$14.84	$17.04
Number of accumulation units outstanding at end of period	296,661	2,085,943	165,195	221,949	281,590	270,775	255,481	248,873	186,792	133,979
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$10.67	$13.02	$14.37	$13.24
Value at end of period							$13.02	$14.37	$13.24	$14.66
Number of accumulation units outstanding at end of period							11,467	18,604	20,304	16,254
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period				$10.01	$10.43	$10.75	$7.55	$8.79	$9.80	$9.44
Value at end of period				$10.43	$10.75	$7.55	$8.79	$9.80	$9.44	$10.49
Number of accumulation units outstanding at end of period				12,318	12,005	9,617	9,138	8,639	377	0
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.60	$10.95	$12.36	$12.84	$7.38	$9.77	$12.11	$12.12
Value at end of period			$10.95	$12.36	$12.84	$7.38	$9.77	$12.11	$12.12	$14.19
Number of accumulation units outstanding at end of period			37,433	54,849	67,537	92,114	97,848	83,889	80,425	34,016
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period		$9.88	$9.86	$10.66	$11.89	$12.63	$8.82	$10.37	$10.86	$11.14
Value at end of period		$9.86	$10.66	$11.89	$12.63	$8.82	$10.37	$10.86	$11.14	$12.95
Number of accumulation units outstanding at end of period		334,842	27,871	35,300	37,755	42,562	51,122	49,508	32,333	11,827
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$9.87	$10.53	$10.88	$11.93
Value at end of period							$10.53	$10.88	$11.93	$12.42
Number of accumulation units outstanding at end of period							29,397	68,048	91,245	88,293
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.60	$11.58	$12.14	$12.69	$7.57	$9.65	$10.72	$10.33
Value at end of period			$11.58	$12.14	$12.69	$7.57	$9.65	$10.72	$10.33	$11.57
Number of accumulation units outstanding at end of period			24,246	32,548	27,344	18,623	19,565	19,664	26,265	4,731
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period						$9.99	$6.47	$9.67	$11.19	$9.79
Value at end of period						$6.47	$9.67	$11.19	$9.79	$10.32
Number of accumulation units outstanding at end of period						10,258	27,664	34,817	33,618	29,890
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period						$10.14	$8.96	$9.84	$10.22	$10.58
Value at end of period						$8.96	$9.84	$10.22	$10.58	$11.03
Number of accumulation units outstanding at end of period						56,101	100,579	91,689	74,661	62,126
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$10.46	$13.56	$12.31	$7.08	$9.24	$10.50	$9.74
Value at end of period				$13.56	$12.31	$7.08	$9.24	$10.50	$9.74	$11.98
Number of accumulation units outstanding at end of period				29,827	52,425	47,537	36,834	30,916	23,704	17,244
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period		$10.48	$13.84	$15.83	$21.33	$17.18	$10.34	$13.75	$17.24	$18.48
Value at end of period		$13.84	$15.83	$21.33	$17.18	$10.34	$13.75	$17.24	$18.48	$20.90
Number of accumulation units outstanding at end of period		518,437	79,858	127,173	111,112	66,771	62,196	53,618	36,667	16,148

A 10

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01	$9.41			
Value at end of period	$10.39	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01			
Number of accumulation units outstanding at end of period	26,106	35,742	49,652	59,452	77,130	68,995	35,084			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04	$10.17			
Value at end of period	$9.72	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04			
Number of accumulation units outstanding at end of period	134,303	128,173	130,063	135,598	120,061	105,739	54,339			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$7.77	$8.73	$8.47							
Value at end of period	$8.97	$7.77	$8.73							
Number of accumulation units outstanding at end of period	0	2,956	931							
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$7.06	$9.72								
Value at end of period	$8.42	$7.06								
Number of accumulation units outstanding at end of period	650	4,044								
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.07	$14.99	$11.92	$8.75	$14.69	$13.10	$11.96	$10.61		
Value at end of period	$14.66	$13.07	$14.99	$11.92	$8.75	$14.69	$13.10	$11.96		
Number of accumulation units outstanding at end of period	20,211	48,979	67,613	89,872	99,606	96,124	55,055	26,266		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87	$10.01			
Value at end of period	$11.98	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87			
Number of accumulation units outstanding at end of period	138,278	159,866	163,117	162,098	161,738	183,952	44,591			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.47	$9.75	$8.93	$7.21	$11.83	$12.53				
Value at end of period	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83				
Number of accumulation units outstanding at end of period	36,431	50,033	56,162	59,078	65,971	67,823				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.05	$8.33	$7.68	$6.02	$9.56	$10.13				
Value at end of period	$9.14	$8.05	$8.33	$7.68	$6.02	$9.56				
Number of accumulation units outstanding at end of period	42,433	46,234	47,838	72,504	76,982	94,701				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$8.80	$10.79								
Value at end of period	$8.34	$8.80								
Number of accumulation units outstanding at end of period	2,931	20,313								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.02	$19.13	$16.06	$11.93	$20.65	$15.83	$13.32	$9.55		
Value at end of period	$16.18	$17.02	$19.13	$16.06	$11.93	$20.65	$15.83	$13.32		
Number of accumulation units outstanding at end of period	35,234	51,478	65,147	87,775	99,647	83,273	54,351	20,096		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during February 2004)										
Value at beginning of period	$10.95	$12.87	$11.81	$8.33	$14.12	$13.45	$11.76	$11.82	$11.08	
Value at end of period	$11.72	$10.95	$12.87	$11.81	$8.33	$14.12	$13.45	$11.76	$11.82	
Number of accumulation units outstanding at end of period	0	0	2,881	2,879	2,880	3,225	3,225	3,314	3,316	

SD Signature

A 11

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.50	$9.99								
Value at end of period	$10.72	$9.50								
Number of accumulation units outstanding at end of period	205,789	352,434								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.37	$8.59	$7.71	$6.05	$8.39					
Value at end of period	$9.46	$8.37	$8.59	$7.71	$6.05					
Number of accumulation units outstanding at end of period	57,273	117,467	111,419	78,125	10,866					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.84	$13.58	$12.90	$10.21						
Value at end of period	$13.63	$10.84	$13.58	$12.90						
Number of accumulation units outstanding at end of period	622	1,027	652	3,460						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.22	$11.50	$10.34	$8.58	$14.00	$13.65	$12.20	$11.85	$10.98	$10.00
Value at end of period	$12.54	$11.22	$11.50	$10.34	$8.58	$14.00	$13.65	$12.20	$11.85	$10.98
Number of accumulation units outstanding at end of period	15,320	35,570	61,749	67,372	70,852	75,926	78,473	89,139	689,799	247,476
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.53	$14.01	$11.77	$9.14	$15.00	$14.56	$13.62	$12.55	$11.02	$10.00
Value at end of period	$15.54	$13.53	$14.01	$11.77	$9.14	$15.00	$14.56	$13.62	$12.55	$11.02
Number of accumulation units outstanding at end of period	15,115	39,205	63,185	74,621	83,037	89,685	101,582	109,668	340,018	6,185
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.94	$13.34	$11.13	$9.13	$14.05	$15.35	$13.82	$13.14	$11.03	$10.00
Value at end of period	$14.20	$12.94	$13.34	$11.13	$9.13	$14.05	$15.35	$13.82	$13.14	$11.03
Number of accumulation units outstanding at end of period	12,785	27,267	69,145	82,250	95,118	107,718	126,250	120,691	333,675	4,712
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.60	$11.04	$10.30	$9.45	$10.57	$10.21	$10.05	$10.12		
Value at end of period	$12.39	$11.60	$11.04	$10.30	$9.45	$10.57	$10.21	$10.05		
Number of accumulation units outstanding at end of period	163,810	217,827	235,607	234,450	235,008	170,480	99,915	28,438		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.80	$7.93	$7.53	$6.97						
Value at end of period	$7.89	$6.80	$7.93	$7.53						
Number of accumulation units outstanding at end of period	7,760	8,259	10,236	10,039						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.77	$12.27	$10.89	$8.65	$13.91	$14.54	$12.82	$12.65	$11.77	
Value at end of period	$13.67	$11.77	$12.27	$10.89	$8.65	$13.91	$14.54	$12.82	$12.65	
Number of accumulation units outstanding at end of period	21,362	69,240	88,135	92,293	96,753	109,951	103,538	112,835	569,053	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$11.83	$10.78	$9.00	$12.03	$11.89	$10.81	$10.58		
Value at end of period	$12.59	$11.43	$11.83	$10.78	$9.00	$12.03	$11.89	$10.81		
Number of accumulation units outstanding at end of period	8,037	17,710	39,559	52,944	36,345	25,488	21,579	11,911		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.72	$11.19	$10.16	$8.37	$12.61	$12.56	$11.06	$10.09		
Value at end of period	$12.02	$10.72	$11.19	$10.16	$8.37	$12.61	$12.56	$11.06		
Number of accumulation units outstanding at end of period	8,854	31,112	33,934	28,727	36,937	52,623	47,966	19,321		

SD Signature

A 12

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.25	$10.26								
Value at end of period	$9.75	$9.25								
Number of accumulation units outstanding at end of period	605	606								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.60	$23.24	$19.73	$11.75	$24.62	$18.16	$13.66	$10.88		
Value at end of period	$21.69	$18.60	$23.24	$19.73	$11.75	$24.62	$18.16	$13.66		
Number of accumulation units outstanding at end of period	27,180	42,309	43,415	49,077	80,777	101,163	70,922	18,106		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.20	$15.25	$12.67	$10.30	$15.70	$15.67	$13.74	$12.93	$10.95	$10.00
Value at end of period	$17.86	$15.20	$15.25	$12.67	$10.30	$15.70	$15.67	$13.74	$12.93	$10.95
Number of accumulation units outstanding at end of period	5,195	25,363	70,358	74,803	64,296	71,264	78,916	104,884	70,199	494
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.51	$16.06	$12.94	$10.38	$15.14	$15.73	$13.77	$13.63	$11.01	$10.00
Value at end of period	$18.03	$15.51	$16.06	$12.94	$10.38	$15.14	$15.73	$13.77	$13.63	$11.01
Number of accumulation units outstanding at end of period	33,454	65,090	67,936	62,103	57,076	120,218	116,052	82,994	643,342	260,352
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Fund first received in this option during July 2012)										
Value at beginning of period	$9.83									
Value at end of period	$10.27									
Number of accumulation units outstanding at end of period	390,952									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$13.30	$13.29	$11.88	$8.52	$12.01	$10.98	$10.63	$10.44	$10.37	
Value at end of period	$15.34	$13.30	$13.29	$11.88	$8.52	$12.01	$10.98	$10.63	$10.44	
Number of accumulation units outstanding at end of period	8,863	25,794	20,393	11,137	6,511	2,432	491	492	23,328	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99	$10.04								
Value at end of period	$11.18	$9.99								
Number of accumulation units outstanding at end of period	9,809	10,313								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.84	$10.05	$10.26	$10.45	$10.42	$10.14	$9.89	$9.83	$9.95	$10.00
Value at end of period	$9.64	$9.84	$10.05	$10.26	$10.45	$10.42	$10.14	$9.89	$9.83	$9.95
Number of accumulation units outstanding at end of period	221,737	268,089	298,759	378,665	726,420	346,094	343,155	129,480	971,131	735,857
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.39	$11.83	$10.08	$7.98	$13.66	$12.22	$11.90	$11.16	$9.72	
Value at end of period	$12.55	$11.39	$11.83	$10.08	$7.98	$13.66	$12.22	$11.90	$11.16	
Number of accumulation units outstanding at end of period	18,829	49,414	54,816	67,630	73,428	50,468	40,420	32,303	1,389,051	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.24	$12.30	$11.44	$9.91	$13.04	$12.80	$11.68	$11.59	$10.66	$10.00
Value at end of period	$13.32	$12.24	$12.30	$11.44	$9.91	$13.04	$12.80	$11.68	$11.59	$10.66
Number of accumulation units outstanding at end of period	51,108	100,823	195,232	229,624	246,634	272,042	387,063	351,195	1,640,545	1,114,951
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.66	$15.99	$14.37	$11.05	$18.12	$14.53	$11.34	$10.05		
Value at end of period	$18.48	$16.66	$15.99	$14.37	$11.05	$18.12	$14.53	$11.34		
Number of accumulation units outstanding at end of period	37,034	60,049	82,138	89,756	126,412	93,309	60,816	34,470		

SD Signature

A 13

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.00	$11.32	$8.90	$6.44	$10.05					
Value at end of period	$12.27	$11.00	$11.32	$8.90	$6.44					
Number of accumulation units outstanding at end of period	4,443	35,580	18,828	2,249	2,296					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.21	$13.31	$11.93	$9.46	$13.52	$12.59	$10.60	$10.03		
Value at end of period	$16.11	$14.21	$13.31	$11.93	$9.46	$13.52	$12.59	$10.60		
Number of accumulation units outstanding at end of period	18,682	42,250	48,374	53,871	42,958	50,451	37,007	21,349		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.44	$14.37	$12.87	$10.76						
Value at end of period	$14.85	$13.44	$14.37	$12.87						
Number of accumulation units outstanding at end of period	6,109	8,463	3,884	314						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$13.07	$11.50	$8.41	$14.40	$13.80	$11.95	$10.06		
Value at end of period	$14.00	$11.75	$13.07	$11.50	$8.41	$14.40	$13.80	$11.95		
Number of accumulation units outstanding at end of period	0	0	11,998	12,664	14,280	15,303	16,563	19,254		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$13.72	$15.30	$13.49	$9.89	$16.97	$16.30	$14.15	$12.76	$11.69	
Value at end of period	$16.30	$13.72	$15.30	$13.49	$9.89	$16.97	$16.30	$14.15	$12.76	
Number of accumulation units outstanding at end of period	15,508	29,283	30,886	35,202	52,619	55,063	30,341	20,531	1,983	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.99	$14.67	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	$10.00	
Value at end of period	$16.74	$14.99	$14.67	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	
Number of accumulation units outstanding at end of period	52,323	91,354	123,310	123,846	150,254	179,196	167,351	129,455	2,439,916	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.06	$13.87	$13.16	$11.74	$11.51	$10.79	$10.56	$10.53	$10.25	$10.00
Value at end of period	$14.97	$14.06	$13.87	$13.16	$11.74	$11.51	$10.79	$10.56	$10.53	$10.25
Number of accumulation units outstanding at end of period	491,145	640,563	792,837	802,449	704,740	258,943	217,461	149,508	1,738,298	1,262,012
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93	$10.53		
Value at end of period	$11.43	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93		
Number of accumulation units outstanding at end of period	10,858	14,058	19,026	22,736	22,547	29,366	40,001	11,270		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.62	$11.42	$9.89	$8.07	$12.32	$11.93	$10.84	$10.14		
Value at end of period	$11.54	$10.62	$11.42	$9.89	$8.07	$12.32	$11.93	$10.84		
Number of accumulation units outstanding at end of period	34,408	69,848	86,053	102,019	127,675	119,537	98,085	44,756		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.03	$8.77	$8.30	$8.25						
Value at end of period	$9.54	$9.03	$8.77	$8.30						
Number of accumulation units outstanding at end of period	155,253	202,325	233,462	116,720						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.89	$10.23	$9.36	$9.21						
Value at end of period	$10.94	$9.89	$10.23	$9.36						
Number of accumulation units outstanding at end of period	972,241	1,673,168	1,905,649	2,154,915						

SD Signature

A 14

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$10.45	$9.62	$9.49						
Value at end of period	$11.19	$10.24	$10.45	$9.62						
Number of accumulation units outstanding at end of period	806,660	1,294,570	1,490,874	1,860,586						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.56	$10.56	$9.85	$9.75						
Value at end of period	$11.40	$10.56	$10.56	$9.85						
Number of accumulation units outstanding at end of period	615,267	1,004,299	1,329,925	1,519,506						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.15	$13.90	$12.62	$10.82						
Value at end of period	$15.82	$14.15	$13.90	$12.62						
Number of accumulation units outstanding at end of period	1,722	4,479	20,094	20,374						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.85	$8.85	$8.07	$6.68	$10.25					
Value at end of period	$9.99	$8.85	$8.85	$8.07	$6.68					
Number of accumulation units outstanding at end of period	42,998	51,017	71,319	71,920	476					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.34	$13.54	$12.45	$10.62						
Value at end of period	$15.14	$13.34	$13.54	$12.45						
Number of accumulation units outstanding at end of period	10,143	19,856	45,520	46,282						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.26	$15.93	$12.93	$11.54						
Value at end of period	$17.25	$15.26	$15.93	$12.93						
Number of accumulation units outstanding at end of period	28,462	33,103	30,405	25,009						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$9.78	$10.20	$8.34	$6.62						
Value at end of period	$11.17	$9.78	$10.20	$8.34						
Number of accumulation units outstanding at end of period	793	5,169	6,199	5,436						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.94	$10.59	$8.58	$6.93	$10.21					
Value at end of period	$11.27	$9.94	$10.59	$8.58	$6.93					
Number of accumulation units outstanding at end of period	3,708	4,621	11,419	14,109	19,857					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.71	$14.94	$11.56	$9.03	$14.10	$13.12	$11.92	$11.53		
Value at end of period	$16.55	$14.71	$14.94	$11.56	$9.03	$14.10	$13.12	$11.92		
Number of accumulation units outstanding at end of period	2,456	3,743	4,015	4,314	8,682	9,014	9,667	902		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.25	$10.76	$8.86	$7.11	$10.09					
Value at end of period	$11.47	$10.25	$10.76	$8.86	$7.11					
Number of accumulation units outstanding at end of period	10,142	18,104	20,836	23,757	10,601					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.08	$12.98	$11.63	$8.91	$12.56	$12.29	$10.95	$10.50		
Value at end of period	$14.66	$13.08	$12.98	$11.63	$8.91	$12.56	$12.29	$10.95		
Number of accumulation units outstanding at end of period	229,830	342,912	395,506	440,988	459,334	764,082	543,646	99,866		

SD Signature

A 15

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period		$10.01	$11.13	$11.33	$13.21	$13.33	$8.39	$10.27	$11.56	$11.22
Value at end of period		$11.13	$11.33	$13.21	$13.33	$8.39	$10.27	$11.56	$11.22	$12.87
Number of accumulation units outstanding at end of period		1,619,276	88,815	134,819	140,758	119,346	129,247	120,026	86,745	37,357
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period					$10.42	$10.13	$5.71	$7.98	$9.11	$8.80
Value at end of period					$10.13	$5.71	$7.98	$9.11	$8.80	$10.22
Number of accumulation units outstanding at end of period					1,669	39,585	28,047	29,331	23,768	10,726
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$11.32	$12.36	$15.01	$17.72	$8.76	$11.80	$13.14	$11.28
Value at end of period			$12.36	$15.01	$17.72	$8.76	$11.80	$13.14	$11.28	$13.11
Number of accumulation units outstanding at end of period			4,471	13,614	26,436	42,895	19,487	15,499	19,654	8,505
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period				$9.32	$11.13	$12.56	$7.30	$9.42	$10.02	$8.61
Value at end of period				$11.13	$12.56	$7.30	$9.42	$10.02	$8.61	$10.00
Number of accumulation units outstanding at end of period				14,626	29,168	74,927	64,227	63,805	46,426	83,361
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.97	$11.44	$13.66	$13.69	$8.09	$10.48	$11.05	$10.20
Value at end of period			$11.44	$13.66	$13.69	$8.09	$10.48	$11.05	$10.20	$12.16
Number of accumulation units outstanding at end of period			649	13,088	26,837	19,249	18,289	20,185	21,749	19,670
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period						$9.86	$10.15	$10.49	$10.87	$11.39
Value at end of period						$10.15	$10.49	$10.87	$11.39	$11.55
Number of accumulation units outstanding at end of period						10,749	31,878	34,787	14,109	10,603
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$9.78	$11.12	$11.87	$13.28	$13.13	$7.71	$9.93	$10.99	$10.47
Value at end of period		$11.12	$11.87	$13.28	$13.13	$7.71	$9.93	$10.99	$10.47	$11.59
Number of accumulation units outstanding at end of period		3,812	9,642	12,313	8,869	8,231	7,819	7,510	5,895	391
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period							$6.07	$7.61	$7.89	$7.43
Value at end of period							$7.61	$7.89	$7.43	$8.37
Number of accumulation units outstanding at end of period							2,730	1,950	559	269
PROFUND VP BULL										
(Funds were first received in this option during April 2004)										
Value at beginning of period		$11.07	$11.65	$11.72	$13.05	$13.22	$8.07	$9.82	$10.83	$10.60
Value at end of period		$11.65	$11.72	$13.05	$13.22	$8.07	$9.82	$10.83	$10.60	$11.82
Number of accumulation units outstanding at end of period		3,391	3,147	1,691	1,692	0	0	0	0	0
PROFUND VP EUROPE 30										
(Funds were first received in this option during July 2004)										
Value at beginning of period		$11.97	$13.52	$14.31	$16.46	$18.46	$10.12	$13.11	$13.18	$11.75
Value at end of period		$13.52	$14.31	$16.46	$18.46	$10.12	$13.11	$13.18	$11.75	$13.42
Number of accumulation units outstanding at end of period		3,092	2,712	2,291	2,074	1,785	1,418	1,110	0	0
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during June 2004)										
Value at beginning of period		$9.50	$8.15	$7.35	$7.93	$7.36	$4.47	$5.78	$4.75	$2.91
Value at end of period		$8.15	$7.35	$7.93	$7.36	$4.47	$5.78	$4.75	$2.91	$2.65
Number of accumulation units outstanding at end of period		3,681	12,070	8,731	5,442	4,656	4,353	3,353	1,707	390

A 16

SD Signature

The Investment Portfolios

The following table reflects investment portfolio name changes.

Fund Name Changes	
Former Fund Name	*New Fund Name*
ING Invesco Van Kampen Comstock Portfolio	ING Invesco Comstock Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio
ING Invesco Van Kampen Growth and Income Portfolio	ING Invesco Growth and Income Portfolio
ING Pioneer Fund Portfolio	ING Multi-Manager Large Cap Core Portfolio
Invesco Van Kampen V.I. American Franchise Fund	Invesco V.I. American Franchise Fund

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	ING Index Plus LargeCap Portfolio (Class S)
Fidelity® VIP *Contrafund*® Portfolio (Service Class 2)	ING Index Plus MidCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING Index Plus SmallCap Portfolio (Class S)
ING Balanced Portfolio (Class S)	ING Large Cap Growth Portfolio (Class S)
ING Clarion Global Real Estate Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)	ING SmallCap Opportunities Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)	Invesco V.I. American Franchise Fund (Class I)
ING GET Fund	ProFund VP Bull
ING Global Resources Portfolio (Class S)	ProFund VP Europe 30
ING Growth and Income Portfolio (Class S) and (Class I)	ProFund VP Rising Rates Opportunity

Open Investment Portfolios	

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocations are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser: Directed Services LLC** **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to provide maximum total return through income and capital appreciation.
ING Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
ING DFA World Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING EURO STOXX 50® Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING FTSE 100 Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
ING Global Perspectives Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks total return.
ING Global Resources Portfolio **Investment Adviser:** Directed Services, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Hang Seng Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.
ING Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capitaland secondarily, seeks reasonable opportunity for growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC * WisdomTree^SM is a servicemark of WisdomTree Investments Effective July 12, 2013, this fund will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective to: Seeks long-term growth of capital and current income.	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree^SM Global High-Yielding Equity Index.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost

averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

    (1) We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
    (2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
    (3) We add (1) and (2).
    (4) We subtract from (3) any transfers from that Fixed Interest Allocation.
    (5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information

See the prospectus for Fixed Account II.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2013. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000, and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the contract would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 - 3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a surrender charge of $447 ($7,000 x (1/(1-.06)-1)). The amount of the withdrawal paid to you will be $10,500, and in addition, $447 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Withdrawal Adjustment for 5% Roll-Up Death Benefit Examples

Example #1: The Contract Value (AV) is Lower than the Death Benefit
    Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

    Pro-rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

    MGDB after Pro-rata Withdrawal = $90,000 ($120,000 - $30,000)

    AV after Withdrawal = $60,000 ($80,000 - $20,000)

Example #2: The Contract Value (AV) is Greater than the Death Benefit
    Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

    Pro-rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

    MGDB after Pro-rata Withdrawal = $105,000 ($120,000 - $15,000)

    AV after Withdrawal = $140,000 ($160,000 - $20,000)

Example #3: The Contract Value (AV) is Equal to the Death Benefit
    Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

    Pro-rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

    MGDB after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

    AV after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 5% Roll-Up minimum guaranteed death benefit ("MGDB") of allocating your Contract Value to Special Funds.

MGDB if 50% invested in Special Funds			
End of Yr	Covered	Special	Total
0	500	500	1,000
1	525	500	1,025
2	551	500	1,051
3	579	500	1,079
4	608	500	1,108
5	638	500	1,138
6	670	500	1,170
7	704	500	1,204
8	739	500	1,239
9	776	500	1,276
10	814	500	1,314

MGDB if 0% invested in Special Funds			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,050	—	1,050
2	1,103	—	1,103
3	1,158	—	1,158
4	1,216	—	1,216
5	1,276	—	1,276
6	1,340	—	1,340
7	1,407	—	1,407
8	1,477	—	1,477
9	1,551	—	1,551
10	1,629	—	1,629

MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

MGDB if transferred to Special Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,050	—	1,050
2	1,103	—	1,103
3	1,158	—	1,158
4	1,216	—	1,216
5	1,276	—	1,276
6	—	1,276	1,276
7	—	1,276	1,276
8	—	1,276	1,276
9	—	1,276	1,276
10	—	1,276	1,276

MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,050	—	1,050
7	1,103	—	1,103
8	1,158	—	1,158
9	1,216	—	1,216
10	1,276	—	1,276

Example #2: The following examples are intended to demonstrate the impact on your 5% Roll-Up minimum guaranteed death benefit ("MGDB") and/or your minimum guaranteed accumulation benefit ("MGAB") of allocating your Contract Value to Excluded Funds.

MGDB if 50% invested in Excluded Funds

End of Yr	Covered		Excluded		Total		Death Benefit
	MGDB	**AV**	**"MGDB"**	**AV**	**MGDB**	**AV**	
0	**500**	**500**	500	**500**	**1,000**	1,000	1,000
1	**525**	510	525	**510**	**1,035**	1,020	1,035
2	**551**	490	551	**490**	**1,041**	980	1,041
3	**579**	520	579	**520**	**1,099**	1,040	1,099
4	**608**	550	608	**550**	**1,158**	1,100	1,158
5	**638**	450	638	**450**	**1,088**	900	1,088
6	**670**	525	670	**525**	**1,195**	1,050	1,195
7	**704**	600	704	**600**	**1,304**	1,200	1,304
8	**739**	750	739	**750**	**1,489**	1,500	1,500
9	**776**	500	776	**500**	**1,276**	1,000	1,276
10	**814**	300	814	**300**	**1,114**	600	1,114

MGDB if 0% invested in Excluded Funds

End of Yr	Covered		Death Benefit
	MGDB	AV	
0	1,000	1,000	1,000
1	1,050	1,020	1,050
2	1,103	980	1,103
3	1,158	1,040	1,158
4	1,216	1,100	1,216
5	1,276	900	1,276
6	1,340	1,050	1,340
7	1,407	1,200	1,407
8	1,477	1,500	1,500
9	1,551	1,000	1,551
10	1,629	600	1,629

MGDB if 100% invested in Excluded Funds

End of Yr	Excluded		Death Benefit
	"MGDB"	AV	
0	1,000	1,000	1,000
1	1,050	1,020	1,020
2	1,103	980	980
3	1,158	1,040	1,040
4	1,216	1,100	1,100
5	1,276	900	900
6	1,340	1,050	1,050
7	1,407	1,200	1,200
8	1,477	1,500	1,500
9	1,551	1,000	1,000
10	1,629	600	600

Note: AV are hypothetical illustrative values. Not a projection. "MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV)

MGAB if 50% invested in Excluded Funds

End of Yr	Covered		Excluded		Total		MGAB
	MGAB Base	AV	"MGAB Base"	**AV**	**MGAB Base**	AV	MGAB
10	**500**	300	500	**300**	**800**	600	200

MGAB if 0% invested in Excluded Funds

End of Yr	Covered		MGAB
	MGAB Base	AV	MGAB
10	1,000	600	400

MGAB if 100% invested in Excluded Funds

End of Yr	Excluded		MGAB
	"MGAB Base"	AV	MGAB
10	1,000	600	—

Note: "MGAB Base" for Excluded Funds is notional. Not used to determine benefits. For Excluded Funds, the lesser of AV and "MGAB Base" is used as the MGAB Benefit Base. MGAB = Greater of Zero and MGAB Benefit Base - AV

	Covered		Excluded		Total				Covered	Excluded	MGAB	
MGDB and MGAB if Transfer from Covered Funds to Excluded Funds at the beginning of year 6												
End of Yr	MGDB	AV	"MGDB"	AV	MGDB	AV	Death Benefit		MGAB Base	"MGAB Base"	Benefit Base	MGAB
—	**1,000**	1,000	—	—	**1,000**	1,000	1,000		1,000	—	1,000	
1	**1,050**	1,020	—	—	**1,050**	1,020	1,050		1,000	—	1,000	
2	**1,103**	980	—	—	**1,103**	980	1,103		1,000	—	1,000	
3	**1,158**	1,040	—	—	**1,158**	1,040	1,158		1,000	—	1,000	
4	**1,216**	1,100	—	—	**1,216**	1,100	1,216		1,000	—	1,000	
5	**1,276**	900	—	—	**1,276**	900	1,276		1,000	—	1,000	
6	—	—	1,340	**1,050**	**1,050**	1,050	1,050		—	1,000	1,000	
7	—	—	1,407	**1,200**	**1,200**	1,200	1,200		—	1,000	1,000	
8	—	—	1,477	**1,500**	**1,500**	1,500	1,500		—	1,000	1,000	
9	—	—	1,551	**1,000**	**1,000**	1,000	1,000		—	1,000	1,000	
10	—	—	1,629	**600**	**600**	600	600		—	1,000	600	—

Note: MGDB (MGAB Base) transferred to Excluded Funds equals the MGDB (MGAB Base) in Covered Funds (or pro-rata portion thereof for partial transfer) Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except MGDB in Special Funds does not accumulate).

	Covered		Excluded		Total				Covered	Excluded	MGAB	
MGDB and MGAB if Transfer from Excluded Funds to Covered Funds at the beginning of year 6												
End of Yr	MGDB	AV	"MGDB"	AV	MGDB	AV	Death Benefit		MGAB Base	"MGAB Base"	Benefit Base	MGAB
—	—	—	1,000	**1,000**	**1,000**	1,000	1,000		—	1,000	1,000	
1	—	—	1,050	**1,020**	**1,020**	1,020	1,020		—	1,000	1,000	
2	—	—	1,103	**980**	**980**	980	980		—	1,000	980	
3	—	—	1,158	**1,040**	**1,040**	1,040	1,040		—	1,000	1,000	
4	—	—	1,216	**1,100**	**1,100**	1,100	1,100		—	1,000	1,000	
5	—	—	1,276	**900**	**900**	900	900		—	1,000	900	
6	945	1,050	—	—	**945**	1,050	1,050		900	—	900	
7	992	1,200	—	—	**992**	1,200	1,200		900	—	900	
8	1,042	1,500	—	—	**1,042**	1,500	1,500		900	—	900	
9	1,094	1,000	—	—	**1,094**	1,000	1,094		900	—	900	
10	1,149	600	—	—	**1,149**	600	1,149		900	—	900	300

Note: MGDB (MGAB Base) transferred to Covered Funds is the lesser of MGDB (MGAB Base) in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except MGDB in Special Funds does not accumulate).

MGWB Excess Withdrawal Amount Examples

The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawal Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the Maximum Annual Withdrawal to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the Maximum Annual Withdrawal ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $66,716.98 ($68,000 * (1 - $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

Statement of Additional Information

ING SMARTDESIGN SIGNATURE

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2013

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2012, 2011 and 2010 commissions paid by ING USA, including amounts paid by its affiliated Companies, RLNY and ILIAC, to Directed Services LLC aggregated $225,489,553, $218,345,765 and $219,973,598, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $141,124,215, $143,404,615 and $146,897,323 for the years ended 2012, 2011 and 2010, respectively.

Published Ratings

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure

for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2012, including portfolio names. Portfolio name changes after December 31, 2012 are not reflected in the following information.

Separate Account Annual Charges of 1.25%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.86	$10.36	$9.55	$8.00	$9.58					
Value at end of period	$10.70	$9.86	$10.36	$9.55	$8.00					
Number of accumulation units outstanding at end of period	126,796	133,680	109,103	45,478	19,888					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78		
Value at end of period	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48		
Number of accumulation units outstanding at end of period	4,950	7,319	7,580	7,961	9,230	10,528	17,062	12,301		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52	$11.01	$10.00
Value at end of period	$17.69	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52	$11.01
Number of accumulation units outstanding at end of period	251,442	297,798	327,232	356,883	411,910	404,210	289,769	216,279	331,754	180,658
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08	$7.85
Value at end of period	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08
Number of accumulation units outstanding at end of period	76,177	100,918	108,181	121,118	138,149	155,665	117,442	100,395	274,974	156,771
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.66	$9.69	$8.77	$7.20	$9.62					
Value at end of period	$11.02	$9.66	$9.69	$8.77	$7.20					
Number of accumulation units outstanding at end of period	42,849	51,737	64,241	53,966	30,537					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.34	$10.62								
Value at end of period	$10.77	$9.34								
Number of accumulation units outstanding at end of period	1,856	1,609								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$8.83	$10.52								
Value at end of period	$10.08	$8.83								
Number of accumulation units outstanding at end of period	11,519	8,075								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00
Value at end of period	$18.46	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62
Number of accumulation units outstanding at end of period	260,572	318,091	348,712	367,386	406,419	428,086	345,741	269,279	302,519	126,233

SD Signature

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period							$9.92	$12.09	$13.45	$12.50
Value at end of period							$12.09	$13.45	$12.50	$13.96
Number of accumulation units outstanding at end of period							13,501	13,876	17,151	12,386
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period				$10.01	$10.49	$10.91	$7.73	$9.08	$10.20	$9.91
Value at end of period				$10.49	$10.91	$7.73	$9.08	$10.20	$9.91	$11.11
Number of accumulation units outstanding at end of period				5,861	4,060	2,973	2,095	1,978	4,025	2,791
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$9.95	$11.02	$12.54	$13.14	$7.62	$10.18	$12.71	$12.83
Value at end of period			$11.02	$12.54	$13.14	$7.62	$10.18	$12.71	$12.83	$15.16
Number of accumulation units outstanding at end of period			18,568	55,109	100,200	98,513	104,384	96,813	94,226	83,063
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$9.75	$9.92	$10.81	$12.16	$13.04	$9.18	$10.89	$11.50	$11.90
Value at end of period		$9.92	$10.81	$12.16	$13.04	$9.18	$10.89	$11.50	$11.90	$13.95
Number of accumulation units outstanding at end of period		24,849	35,793	48,700	46,973	54,801	55,678	44,644	44,322	47,741
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$9.97	$10.60	$11.04	$12.21
Value at end of period							$10.60	$11.04	$12.21	$12.83
Number of accumulation units outstanding at end of period							37,847	142,911	127,882	209,102
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.98	$11.96	$12.65	$13.34	$8.03	$10.32	$11.56	$11.23
Value at end of period			$11.96	$12.65	$13.34	$8.03	$10.32	$11.56	$11.23	$12.70
Number of accumulation units outstanding at end of period			33,842	29,742	70,250	46,310	47,131	51,290	71,989	44,088
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period						$9.99	$6.51	$9.81	$11.45	$10.11
Value at end of period						$6.51	$9.81	$11.45	$10.11	$10.74
Number of accumulation units outstanding at end of period						44,807	67,035	72,817	87,072	93,957
ING BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period						$9.83	$8.86	$9.81	$10.28	$10.73
Value at end of period						$8.86	$9.81	$10.28	$10.73	$11.28
Number of accumulation units outstanding at end of period						108,650	109,980	101,192	90,479	86,290
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$11.46	$13.64	$12.48	$7.24	$9.54	$10.93	$10.22
Value at end of period				$13.64	$12.48	$7.24	$9.54	$10.93	$10.22	$12.68
Number of accumulation units outstanding at end of period				24,276	107,813	99,999	89,612	84,455	60,194	48,915
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$38.97	$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52	$75.17
Value at end of period		$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52	$75.17	$85.76
Number of accumulation units outstanding at end of period		106,213	79,153	80,669	66,635	49,340	42,205	31,594	27,477	21,651
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$9.44	$10.06	$10.23	$6.66	$8.20	$10.15	$9.75
Value at end of period				$10.06	$10.23	$6.66	$8.20	$10.15	$9.75	$11.00
Number of accumulation units outstanding at end of period				17,740	64,799	77,932	70,614	59,404	51,720	46,327

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15	$10.13			
Value at end of period	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15			
Number of accumulation units outstanding at end of period	115,289	123,908	150,779	157,889	159,880	125,072	30,946			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$7.78	$8.68	$7.04	$5.85	$10.41	$11.03				
Value at end of period	$9.07	$7.78	$8.68	$7.04	$5.85	$10.41				
Number of accumulation units outstanding at end of period	115,777	106,390	110,448	93,776	109,782	79,048				
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$7.19	$8.81	$9.81	$9.99						
Value at end of period	$8.66	$7.19	$8.81	$9.81						
Number of accumulation units outstanding at end of period	2,551	934	0	1,284						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72		
Value at end of period	$17.62	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53		
Number of accumulation units outstanding at end of period	142,727	174,083	203,999	238,063	243,970	404,344	198,145	213,623		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.98			
Value at end of period	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94			
Number of accumulation units outstanding at end of period	255,616	298,671	240,604	254,733	249,295	240,036	114,971			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.86	$10.06	$9.14	$7.31	$11.90	$12.53				
Value at end of period	$11.06	$9.86	$10.06	$9.14	$7.31	$11.90				
Number of accumulation units outstanding at end of period	118,987	125,064	136,290	149,113	165,455	151,725				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.38	$8.60	$7.86	$6.11	$9.62	$10.20				
Value at end of period	$9.59	$8.38	$8.60	$7.86	$6.11	$9.62				
Number of accumulation units outstanding at end of period	609,158	691,365	743,528	787,679	823,534	715,454				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.45	$11.04	$10.27	$10.28						
Value at end of period	$11.89	$10.45	$11.04	$10.27						
Number of accumulation units outstanding at end of period	0	71	0	498						
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.87	$9.96								
Value at end of period	$8.48	$8.87								
Number of accumulation units outstanding at end of period	32,077	55,591								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67		
Value at end of period	$39.80	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84		
Number of accumulation units outstanding at end of period	32,711	40,916	51,265	63,970	65,053	65,346	51,318	48,204		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.76	$13.71	$12.46	$8.72	$14.66	$13.84	$11.99	$11.96	$10.73	$10.00
Value at end of period	$12.69	$11.76	$13.71	$12.46	$8.72	$14.66	$13.84	$11.99	$11.96	$10.73
Number of accumulation units outstanding at end of period	1,453	3,897	3,423	5,699	7,068	7,250	7,667	7,681	51,794	29,934

CFI 3

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.58	$9.99								
Value at end of period	$10.90	$9.58								
Number of accumulation units outstanding at end of period	777,920	1,026,100								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.67	$8.82	$7.85	$6.11	$9.51					
Value at end of period	$9.89	$8.67	$8.82	$7.85	$6.11					
Number of accumulation units outstanding at end of period	203,583	242,256	166,429	179,700	58,152					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.10	$13.78	$12.98	$10.86						
Value at end of period	$14.07	$11.10	$13.78	$12.98						
Number of accumulation units outstanding at end of period	7,064	8,328	28,020	9,425						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00
Value at end of period	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01
Number of accumulation units outstanding at end of period	41,733	65,532	49,367	76,821	81,989	98,148	93,835	34,130	183,047	108,298
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	$10.00
Value at end of period	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05
Number of accumulation units outstanding at end of period	50,984	82,774	81,101	94,168	115,067	136,812	138,286	105,445	222,237	111,247
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	$10.00
Value at end of period	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06
Number of accumulation units outstanding at end of period	33,413	57,544	60,478	72,831	78,223	103,530	106,404	89,405	184,418	108,271
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52		
Value at end of period	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71		
Number of accumulation units outstanding at end of period	337,270	339,798	374,616	399,908	410,808	463,707	195,604	92,532		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.02	$8.12	$7.64	$7.05						
Value at end of period	$8.22	$7.02	$8.12	$7.64						
Number of accumulation units outstanding at end of period	17,070	28,671	27,888	35,562						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80	$11.10	$10.00
Value at end of period	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80	$11.10
Number of accumulation units outstanding at end of period	82,680	105,906	126,971	129,999	149,237	150,106	138,545	105,339	156,846	62,665
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87	$10.16		
Value at end of period	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87		
Number of accumulation units outstanding at end of period	96,503	118,187	105,571	113,622	120,670	86,004	27,625	16,669		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53	$26.25		
Value at end of period	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53		
Number of accumulation units outstanding at end of period	68,690	87,579	111,833	141,131	167,823	241,574	322,272	402,732		

CFI 4

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$9.43	$11.07	$9.76							
Value at end of period	$10.02	$9.43	$11.07							
Number of accumulation units outstanding at end of period	181	261	186							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08	$10.57		
Value at end of period	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08		
Number of accumulation units outstanding at end of period	110,229	113,267	135,772	157,198	183,253	204,971	154,812	112,765		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	$14.02	$13.08	$10.99	$10.00
Value at end of period	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	$14.02	$13.08	$10.99
Number of accumulation units outstanding at end of period	47,088	80,922	59,613	54,776	54,946	62,936	71,173	76,471	118,478	25,522
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41	$7.85
Value at end of period	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41
Number of accumulation units outstanding at end of period	68,963	82,903	71,558	65,391	76,585	99,454	86,447	71,069	70,555	24,875
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.69									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	910,276									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	$9.46	
Value at end of period	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	
Number of accumulation units outstanding at end of period	44,021	43,272	19,306	8,260	2,608	2,616	3,963	4,122	3,737	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07	$10.05								
Value at end of period	$11.37	$10.07								
Number of accumulation units outstanding at end of period	28,371	31,803								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10	$16.18
Value at end of period	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10
Number of accumulation units outstanding at end of period	432,333	495,767	654,563	823,111	1,075,453	1,041,103	930,466	486,113	690,371	727,878
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.77	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	$13.92	
Value at end of period	$18.63	$16.77	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	
Number of accumulation units outstanding at end of period	94,176	110,156	128,844	161,520	182,116	240,344	279,095	337,544	409,584	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$19.47
Value at end of period	$30.31	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45
Number of accumulation units outstanding at end of period	128,638	156,629	189,086	222,309	277,551	325,558	377,087	436,318	618,206	634,937
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41	$9.98		
Value at end of period	$19.73	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	109,277	113,327	116,563	135,373	148,397	135,821	81,146	51,705		

SD Signature

CFI 5

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	$7.18	
Value at end of period	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	
Number of accumulation units outstanding at end of period	93,137	115,862	130,284	164,493	183,121	86	101	1,013	973	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28		
Value at end of period	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50		
Number of accumulation units outstanding at end of period	42,688	59,377	50,786	43,937	50,398	69,246	44,308	27,066		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.34	$12.01	$10.14							
Value at end of period	$12.63	$11.34	$12.01							
Number of accumulation units outstanding at end of period	948	5,562	4,822							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	3,226	5,021	5,791	17,773	18,910	31,636	32,326	39,779		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91	$11.62	
Value at end of period	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91	
Number of accumulation units outstanding at end of period	68,437	82,783	81,946	88,907	95,643	92,165	59,837	15,633	4,635	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00	
Value at end of period	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	
Number of accumulation units outstanding at end of period	178,151	201,810	181,198	184,808	235,758	322,944	335,972	413,587	585,689	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87
Value at end of period	$20.99	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31
Number of accumulation units outstanding at end of period	579,465	645,457	664,081	654,166	648,191	596,758	348,132	347,304	488,955	336,101
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.39		
Value at end of period	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99		
Number of accumulation units outstanding at end of period	19,695	37,100	39,556	37,919	38,598	43,128	41,720	38,485		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$9.95		
Value at end of period	$12.33	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91		
Number of accumulation units outstanding at end of period	117,184	143,707	177,139	215,278	251,223	123,059	87,781	90,726		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.20	$8.86	$8.32	$8.25						
Value at end of period	$9.81	$9.20	$8.86	$8.32						
Number of accumulation units outstanding at end of period	267,335	218,623	313,416	177,020						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.08	$10.33	$9.38	$9.22						
Value at end of period	$11.25	$10.08	$10.33	$9.38						
Number of accumulation units outstanding at end of period	1,572,082	1,712,415	2,198,626	2,496,597						

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.44	$10.56	$9.63	$9.50						
Value at end of period	$11.50	$10.44	$10.56	$9.63						
Number of accumulation units outstanding at end of period	2,081,342	2,214,578	2,602,054	2,859,154						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.76	$10.67	$9.86	$9.75						
Value at end of period	$11.71	$10.76	$10.67	$9.86						
Number of accumulation units outstanding at end of period	1,267,525	1,378,837	1,436,677	1,531,154						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.48	$14.11	$12.70	$10.85						
Value at end of period	$16.34	$14.48	$14.11	$12.70						
Number of accumulation units outstanding at end of period	44,068	43,898	28,032	31,979						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.14	$9.06	$8.19	$6.72	$10.31					
Value at end of period	$10.40	$9.14	$9.06	$8.19	$6.72					
Number of accumulation units outstanding at end of period	194,260	236,511	231,934	404,145	126,808					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.65	$13.75	$12.53	$10.80						
Value at end of period	$15.63	$13.65	$13.75	$12.53						
Number of accumulation units outstanding at end of period	47,196	54,039	57,219	56,116						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.62	$16.17	$13.01	$10.83						
Value at end of period	$17.81	$15.62	$16.17	$13.01						
Number of accumulation units outstanding at end of period	53,479	59,173	80,860	97,790						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.10	$10.44	$8.47	$6.14	$10.49					
Value at end of period	$11.64	$10.10	$10.44	$8.47	$6.14					
Number of accumulation units outstanding at end of period	44,333	49,569	19,620	13,324	15,576					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.26	$10.84	$8.71	$6.98	$10.21					
Value at end of period	$11.73	$10.26	$10.84	$8.71	$6.98					
Number of accumulation units outstanding at end of period	31,564	43,607	48,577	40,797	49,477					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87		
Value at end of period	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39		
Number of accumulation units outstanding at end of period	19,245	16,849	18,978	19,495	20,110	20,649	22,813	15,169		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.58	$11.01	$8.99	$7.16	$9.41					
Value at end of period	$11.94	$10.58	$11.01	$8.99	$7.16					
Number of accumulation units outstanding at end of period	30,844	36,646	25,619	15,014	12,098					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66		
Value at end of period	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26		
Number of accumulation units outstanding at end of period	163,738	176,320	193,449	219,556	245,136	270,888	261,429	300,782		

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	
Value at end of period	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	
Number of accumulation units outstanding at end of period	99,697	136,499	135,743	157,777	163,315	188,717	186,657	210,739	201,213	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.16	$9.40	$8.16	$5.80	$10.18	$10.00				
Value at end of period	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18				
Number of accumulation units outstanding at end of period	56,098	44,457	24,295	23,559	12,230	41,124				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.32		
Value at end of period	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43		
Number of accumulation units outstanding at end of period	57,225	65,828	70,471	89,629	116,880	132,084	109,286	51,614		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12			
Value at end of period	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20			
Number of accumulation units outstanding at end of period	201,563	88,235	98,706	101,897	119,244	52,781	6,280			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67		
Value at end of period	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43		
Number of accumulation units outstanding at end of period	83,684	96,897	109,196	123,651	147,158	176,510	163,002	185,032		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.76	$11.13	$10.64	$10.21	$9.90					
Value at end of period	$12.03	$11.76	$11.13	$10.64	$10.21					
Number of accumulation units outstanding at end of period	62,663	83,355	91,062	87,442	72,701					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18	$9.93	
Value at end of period	$12.49	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18	
Number of accumulation units outstanding at end of period	27,660	25,482	27,215	30,917	34,380	43,296	41,020	26,128	14,300	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.75	$8.16	$7.81	$6.09	$9.68					
Value at end of period	$8.81	$7.75	$8.16	$7.81	$6.09					
Number of accumulation units outstanding at end of period	29,742	44,878	31,323	44,930	24,117					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	9,510									
PROFUND VP BULL										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68
Value at end of period	$9.68	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29
Number of accumulation units outstanding at end of period	2,766	0	0	0	107	1,910	10,138	18,382	42,851	27,246
PROFUND VP EUROPE 30										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07
Value at end of period	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31
Number of accumulation units outstanding at end of period	7,085	11,570	7,302	7,337	7,465	7,692	9,520	2,690	3,994	7,126

SD Signature

CFI 8

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	$10.00
Value at end of period	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37
Number of accumulation units outstanding at end of period	12,632	8,180	6,149	6,889	7,279	11,240	23,153	29,960	25,549	193

Separate Account Annual Charges of 1.45%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.78	$10.30	$9.52	$7.99	$10.09					
Value at end of period	$10.60	$9.78	$10.30	$9.52	$7.99					
Number of accumulation units outstanding at end of period	2,222,715	2,844,719	3,582,001	3,478,113	1,398,127					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38	$16.72		
Value at end of period	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38		
Number of accumulation units outstanding at end of period	585,451	662,341	745,402	862,023	1,030,405	1,354,061	1,713,584	2,219,861		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.06	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25	$12.39	$10.92	$10.00
Value at end of period	$17.24	$15.06	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25	$12.39	$10.92
Number of accumulation units outstanding at end of period	926,847	1,150,043	1,379,878	1,646,404	2,179,470	2,472,498	1,827,488	1,426,398	714,836	364,622
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$10.94	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03	$7.83
Value at end of period	$12.62	$10.94	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03
Number of accumulation units outstanding at end of period	1,078,100	1,234,843	1,445,627	1,677,580	1,938,740	2,599,569	2,988,235	2,766,838	3,518,649	2,445,416
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.59	$9.64	$8.74	$7.19	$9.96					
Value at end of period	$10.92	$9.59	$9.64	$8.74	$7.19					
Number of accumulation units outstanding at end of period	778,498	716,268	949,847	598,000	407,806					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.32	$10.01								
Value at end of period	$10.73	$9.32								
Number of accumulation units outstanding at end of period	78,748	30,524								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.81	$10.09								
Value at end of period	$10.04	$8.81								
Number of accumulation units outstanding at end of period	62,247	30,890								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.68	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62	$10.00
Value at end of period	$18.12	$15.68	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62
Number of accumulation units outstanding at end of period	2,174,367	2,600,492	3,345,875	3,911,755	3,913,609	4,971,820	4,807,445	4,245,594	3,292,334	641,852

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period						$10.01	$9.08	$12.06	$13.39	$12.42
Value at end of period						$9.08	$12.06	$13.39	$12.42	$13.84
Number of accumulation units outstanding at end of period						18,872	162,369	249,072	606,194	517,373
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period				$10.01	$10.48	$10.87	$7.68	$9.01	$10.10	$9.80
Value at end of period				$10.48	$10.87	$7.68	$9.01	$10.10	$9.80	$10.96
Number of accumulation units outstanding at end of period				12,770	12,333	11,793	10,708	9,463	2,945	2,565
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$9.98	$11.00	$12.50	$13.07	$7.56	$10.08	$12.57	$12.66
Value at end of period			$11.00	$12.50	$13.07	$7.56	$10.08	$12.57	$12.66	$14.93
Number of accumulation units outstanding at end of period			613,541	604,582	1,063,040	797,643	1,123,724	1,011,816	1,007,997	846,060
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$9.95	$9.90	$10.78	$12.09	$12.94	$9.09	$10.76	$11.35	$11.72
Value at end of period		$9.90	$10.78	$12.09	$12.94	$9.09	$10.76	$11.35	$11.72	$13.71
Number of accumulation units outstanding at end of period		347,886	2,117,858	1,995,610	1,733,494	1,526,712	1,351,008	1,103,711	933,627	843,516
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$9.92	$10.58	$11.00	$12.15
Value at end of period							$10.58	$11.00	$12.15	$12.73
Number of accumulation units outstanding at end of period							908,377	1,086,065	1,786,974	1,661,316
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.92	$11.87	$12.53	$13.19	$7.92	$10.16	$11.36	$11.02
Value at end of period			$11.87	$12.53	$13.19	$7.92	$10.16	$11.36	$11.02	$12.43
Number of accumulation units outstanding at end of period			1,781,693	1,492,559	1,301,207	1,056,496	1,018,508	908,450	904,766	646,496
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period						$9.99	$6.50	$9.78	$11.38	$10.03
Value at end of period						$6.50	$9.78	$11.38	$10.03	$10.64
Number of accumulation units outstanding at end of period						919,098	1,682,917	1,503,493	1,076,087	887,751
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period						$10.04	$8.84	$9.78	$10.22	$10.65
Value at end of period						$8.84	$9.78	$10.22	$10.65	$11.17
Number of accumulation units outstanding at end of period						738,443	1,319,855	1,208,035	1,124,833	907,088
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$11.17	$13.62	$12.44	$7.20	$9.47	$10.83	$10.10
Value at end of period				$13.62	$12.44	$7.20	$9.47	$10.83	$10.10	$12.51
Number of accumulation units outstanding at end of period				424,008	734,011	700,495	503,512	393,756	331,412	265,526
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$37.77	$51.28	$59.02	$80.06	$64.90	$39.32	$52.66	$66.42	$71.67
Value at end of period		$51.28	$59.02	$80.06	$64.90	$39.32	$52.66	$66.42	$71.67	$81.61
Number of accumulation units outstanding at end of period		1,897,527	1,530,874	1,476,189	925,650	691,765	598,470	492,690	390,039	327,757
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$9.95	$10.05	$10.20	$6.63	$8.14	$10.05	$9.64
Value at end of period				$10.05	$10.20	$6.63	$8.14	$10.05	$9.64	$10.85
Number of accumulation units outstanding at end of period				405,954	722,546	687,982	562,710	391,648	302,379	247,389

SD Signature

CFI 10

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91	$9.95		
Value at end of period	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91		
Number of accumulation units outstanding at end of period	490,049	575,208	622,915	673,194	683,783	450,278	293,156	13,666		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.72	$8.62	$7.01	$5.84	$10.40	$10.00				
Value at end of period	$8.97	$7.72	$8.62	$7.01	$5.84	$10.40				
Number of accumulation units outstanding at end of period	250,765	254,542	552,043	183,533	176,769	195,221				
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.16	$8.79	$9.81	$9.75						
Value at end of period	$8.60	$7.16	$8.79	$9.81						
Number of accumulation units outstanding at end of period	37,879	25,121	22,581	4,083						
ING FMRSM DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.22	$17.34	$13.71	$9.99	$16.66	$14.77	$13.39	$11.62		
Value at end of period	$17.19	$15.22	$17.34	$13.71	$9.99	$16.66	$14.77	$13.39		
Number of accumulation units outstanding at end of period	2,845,655	3,550,565	4,704,576	5,452,120	6,169,727	7,953,651	5,449,288	6,072,495		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.99			
Value at end of period	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92			
Number of accumulation units outstanding at end of period	1,391,383	1,455,775	1,463,809	1,751,595	1,397,558	1,739,831	755,287			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.76	$9.99	$9.09	$7.29	$11.88	$12.42				
Value at end of period	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88				
Number of accumulation units outstanding at end of period	414,601	435,094	544,883	569,660	612,272	738,661				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.30	$8.53	$7.82	$6.09	$9.60	$10.00				
Value at end of period	$9.48	$8.30	$8.53	$7.82	$6.09	$9.60				
Number of accumulation units outstanding at end of period	863,771	972,147	1,056,405	1,221,497	1,215,629	630,620				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.40	$11.01	$10.26	$10.08						
Value at end of period	$11.81	$10.40	$11.01	$10.26						
Number of accumulation units outstanding at end of period	2,241	7,398	4,702	6,842						
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.85	$9.96								
Value at end of period	$8.45	$8.85								
Number of accumulation units outstanding at end of period	357,163	346,104								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$39.56	$44.18	$36.85	$27.19	$46.77	$35.61	$29.76	$21.93		
Value at end of period	$37.87	$39.56	$44.18	$36.85	$27.19	$46.77	$35.61	$29.76		
Number of accumulation units outstanding at end of period	624,733	774,669	964,542	1,245,481	1,343,730	1,693,349	1,625,831	1,634,532		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during December 2004)										
Value at beginning of period	$8.35	$9.75	$8.88	$6.22	$10.48	$9.92	$8.62	$8.61	$8.62	
Value at end of period	$8.99	$8.35	$9.75	$8.88	$6.22	$10.48	$9.92	$8.62	$8.61	
Number of accumulation units outstanding at end of period	110	110	110	111	111	112	112	112	80,037	

SD Signature

CFI 11

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.56	$9.99								
Value at end of period	$10.86	$9.56								
Number of accumulation units outstanding at end of period	4,707,103	5,571,491								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.60	$8.77	$7.82	$6.10	$9.95	$9.83				
Value at end of period	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95				
Number of accumulation units outstanding at end of period	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422	3,297				
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.04	$13.73	$12.96	$9.99						
Value at end of period	$13.97	$11.04	$13.73	$12.96						
Number of accumulation units outstanding at end of period	118,685	110,735	166,799	104,665						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	$10.00
Value at end of period	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97
Number of accumulation units outstanding at end of period	651,811	715,155	884,341	938,032	1,042,303	1,270,440	1,403,789	1,565,900	2,210,160	1,239,109
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	$10.00
Value at end of period	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13
Number of accumulation units outstanding at end of period	281,879	324,303	401,903	504,402	588,432	813,865	977,910	881,061	1,090,890	317,218
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53	$10.00
Value at end of period	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53
Number of accumulation units outstanding at end of period	177,088	214,788	286,449	340,526	403,831	574,391	720,706	718,707	892,876	255,326
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63	$11.46		
Value at end of period	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63		
Number of accumulation units outstanding at end of period	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205	3,633,088	3,602,733	4,187,265		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.97	$8.08	$7.62	$6.06	$10.32					
Value at end of period	$8.14	$6.97	$8.08	$7.62	$6.06					
Number of accumulation units outstanding at end of period	234,663	222,875	692,293	588,677	37,212					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44	$12.20	$10.60	$8.30
Value at end of period	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44	$12.20	$10.60
Number of accumulation units outstanding at end of period	268,299	355,315	412,903	304,404	328,003	359,818	270,574	233,506	314,712	128,209
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.16		
Value at end of period	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86		
Number of accumulation units outstanding at end of period	521,622	590,503	765,973	864,371	1,127,556	229,881	178,095	133,887		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80	$25.63		
Value at end of period	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80		
Number of accumulation units outstanding at end of period	709,660	892,020	1,110,882	1,374,453	1,628,583	1,910,350	2,426,396	2,551,630		

CFI 12

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.39	$11.04	$9.86	$9.78						
Value at end of period	$9.95	$9.39	$11.04	$9.86						
Number of accumulation units outstanding at end of period	8,760	13,788	143,529	465						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86	$10.43		
Value at end of period	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86		
Number of accumulation units outstanding at end of period	1,199,195	1,355,402	1,650,884	2,201,064	2,324,744	3,353,332	3,196,021	3,050,097		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during February 2004)										
Value at beginning of period	$17.16	$17.10	$14.11	$11.40	$17.27	$17.13	$14.91	$13.95	$12.22	
Value at end of period	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27	$17.13	$14.91	$13.95	
Number of accumulation units outstanding at end of period	323,908	246,210	286,692	161,752	141,571	26,148	26,429	27,440	248,264	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84
Value at end of period	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37
Number of accumulation units outstanding at end of period	972,834	1,125,310	1,465,971	1,196,490	1,267,700	1,611,101	1,843,557	1,822,537	2,268,707	1,251,726
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.27									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	8,011,707									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48	$9.70	
Value at end of period	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48	
Number of accumulation units outstanding at end of period	963,656	1,126,811	595,332	487,747	66,305	46,371	80,432	44,527	67,584	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05	$10.05								
Value at end of period	$11.32	$10.05								
Number of accumulation units outstanding at end of period	608,917	698,403								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55	$15.66
Value at end of period	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55
Number of accumulation units outstanding at end of period	3,221,646	4,121,705	4,765,149	7,031,809	12,640,768	6,145,443	5,853,638	5,927,359	6,868,172	9,522,307
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.24	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	$13.71	
Value at end of period	$18.01	$16.24	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	
Number of accumulation units outstanding at end of period	1,667,854	2,006,518	2,766,340	3,055,301	3,567,580	4,731,700	4,993,337	6,003,474	6,723,135	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$26.66	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03	$19.15
Value at end of period	$29.21	$26.66	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03
Number of accumulation units outstanding at end of period	1,648,694	2,059,778	2,522,511	3,182,051	3,671,981	4,561,391	5,305,680	6,154,565	7,209,493	6,645,212
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	$10.05		
Value at end of period	$19.43	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39		
Number of accumulation units outstanding at end of period	1,092,956	1,294,310	1,393,872	1,617,463	2,130,158	2,520,966	2,108,567	1,762,551		

SD Signature

CFI 13

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50	$7.13	
Value at end of period	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50	
Number of accumulation units outstanding at end of period	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366	400,352	507,772	658,676	725,386	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40	$12.22		
Value at end of period	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40		
Number of accumulation units outstanding at end of period	797,870	900,513	1,120,563	1,119,057	1,204,902	1,544,219	1,777,302	1,684,842		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.26	$11.96	$10.64	$8.44	$8.27					
Value at end of period	$12.52	$11.26	$11.96	$10.64	$8.44					
Number of accumulation units outstanding at end of period	95,184	114,255	407,189	53,381	6,346					
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06		
Value at end of period	$14.73	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00		
Number of accumulation units outstanding at end of period	3,999	3,230	2,537	5,130	8,530	8,845	9,915	10,726		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23	$11.27	
Value at end of period	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23	
Number of accumulation units outstanding at end of period	161,063	194,956	174,331	212,511	273,401	303,484	314,611	160,069	7,077	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82	$10.00	
Value at end of period	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82	
Number of accumulation units outstanding at end of period	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547	5,106,391	6,212,198	6,765,562	8,744,441	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$18.87	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06	$12.65
Value at end of period	$20.23	$18.87	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06
Number of accumulation units outstanding at end of period	6,079,110	6,848,413	7,771,156	9,036,505	8,505,214	6,113,758	5,734,099	6,258,247	7,272,611	6,415,052
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.29		
Value at end of period	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98		
Number of accumulation units outstanding at end of period	262,250	329,597	372,241	413,573	449,248	663,930	779,945	853,112		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	$10.07		
Value at end of period	$12.14	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89		
Number of accumulation units outstanding at end of period	2,806,137	3,350,879	4,018,330	4,815,834	5,633,125	5,201,078	5,937,537	7,322,119		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.16	$8.84	$8.31	$8.25						
Value at end of period	$9.74	$9.16	$8.84	$8.31						
Number of accumulation units outstanding at end of period	2,511,509	2,424,076	2,284,321	1,878,967						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.04	$10.31	$9.37	$9.22						
Value at end of period	$11.17	$10.04	$10.31	$9.37						
Number of accumulation units outstanding at end of period	9,179,579	10,424,293	11,613,550	12,837,062						

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.54	$9.63	$9.49						
Value at end of period	$11.43	$10.39	$10.54	$9.63						
Number of accumulation units outstanding at end of period	6,458,891	7,416,905	8,432,784	9,436,744						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.71	$10.64	$9.86	$9.75						
Value at end of period	$11.64	$10.71	$10.64	$9.86						
Number of accumulation units outstanding at end of period	4,795,887	5,638,396	5,981,284	6,824,537						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.40	$14.06	$12.68	$10.27						
Value at end of period	$16.21	$14.40	$14.06	$12.68						
Number of accumulation units outstanding at end of period	1,037,401	1,193,971	1,210,244	1,395,258						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.07	$9.01	$8.16	$6.71	$10.13					
Value at end of period	$10.30	$9.07	$9.01	$8.16	$6.71					
Number of accumulation units outstanding at end of period	2,420,201	2,812,730	4,030,871	5,261,284	243,155					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.58	$13.70	$12.51	$10.35						
Value at end of period	$15.51	$13.58	$13.70	$12.51						
Number of accumulation units outstanding at end of period	166,446	166,253	175,163	61,958						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.53	$16.11	$12.99	$10.40						
Value at end of period	$17.68	$15.53	$16.11	$12.99						
Number of accumulation units outstanding at end of period	707,299	887,614	1,117,706	1,349,863						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.02	$10.39	$8.44	$6.13	$10.33					
Value at end of period	$11.53	$10.02	$10.39	$8.44	$6.13					
Number of accumulation units outstanding at end of period	352,708	441,768	667,996	567,439	121,499					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.18	$10.78	$8.68	$6.97	$10.06					
Value at end of period	$11.62	$10.18	$10.78	$8.68	$6.97					
Number of accumulation units outstanding at end of period	662,815	832,166	1,415,119	1,266,182	1,152,601					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32	$6.82		
Value at end of period	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32		
Number of accumulation units outstanding at end of period	695,269	806,024	964,109	1,126,157	1,241,548	1,710,022	2,086,323	2,459,626		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.50	$10.95	$8.96	$7.15	$10.08					
Value at end of period	$11.83	$10.50	$10.95	$8.96	$7.15					
Number of accumulation units outstanding at end of period	246,640	301,151	435,427	436,482	366,888					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75	$39.32		
Value at end of period	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75		
Number of accumulation units outstanding at end of period	2,216,025	2,647,508	3,275,890	3,886,619	4,433,309	5,403,692	6,132,011	6,790,538		

SD Signature

CFI 15

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	$25.02	
Value at end of period	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	
Number of accumulation units outstanding at end of period	1,533,522	1,894,792	2,201,856	2,517,735	2,795,600	3,219,736	3,716,231	4,138,394	4,592,038	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.07	$9.33	$8.12	$5.78	$10.17	$9.93				
Value at end of period	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17				
Number of accumulation units outstanding at end of period	752,802	460,502	470,209	703,913	141,482	282,096				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.02		
Value at end of period	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41		
Number of accumulation units outstanding at end of period	668,373	772,576	908,034	1,045,341	1,284,421	1,712,461	1,397,026	1,396,185		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18	$10.09			
Value at end of period	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18			
Number of accumulation units outstanding at end of period	2,630,314	719,050	1,151,323	1,511,460	1,045,633	545,889	84,091			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81	$20.14		
Value at end of period	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81		
Number of accumulation units outstanding at end of period	812,061	996,405	1,229,607	1,427,683	1,551,009	1,916,797	2,353,566	2,442,312		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.67	$11.07	$10.61	$10.20	$9.95					
Value at end of period	$11.91	$11.67	$11.07	$10.61	$10.20					
Number of accumulation units outstanding at end of period	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.01	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00	$11.17	$10.10	
Value at end of period	$12.27	$11.01	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00	$11.17	
Number of accumulation units outstanding at end of period	8,192	12,910	14,229	20,893	34,548	70,471	190,561	55,883	13,294	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$7.69	$8.12	$7.78	$6.08	$9.95					
Value at end of period	$8.72	$7.69	$8.12	$7.78	$6.08					
Number of accumulation units outstanding at end of period	240,900	261,667	333,061	577,217	252,302					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	209,321									
PROFUND VP BULL										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25	$6.66
Value at end of period	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25
Number of accumulation units outstanding at end of period	176,369	229,572	349,659	384,448	417,520	572,332	1,738,324	2,472,451	3,517,626	3,660,029
PROFUND VP EUROPE 30										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$6.05
Value at end of period	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27
Number of accumulation units outstanding at end of period	76,226	95,230	115,157	137,957	176,707	253,884	342,749	603,121	744,528	772,121

SD Signature

Condensed Financial Information (continued)

PROFUND VP RISING RATES OPPORTUNITY
(Funds were first received in this option during October 2003)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36	$10.00
Value at end of period	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36
Number of accumulation units outstanding at end of period	126,120	142,733	153,552	178,986	238,350	365,721	540,756	766,103	929,614	180,881

Separate Account Annual Charges of 1.60%

BLACKROCK GLOBAL ALLOCATION V.I. FUND
(Funds were first received in this option during May 2008)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$9.73	$10.26	$9.50	$7.98	$10.13					
Value at end of period	$10.52	$9.73	$10.26	$9.50	$7.98					
Number of accumulation units outstanding at end of period	352,464	419,831	347,523	326,433	99,301					

COLUMBIA SMALL CAP VALUE FUND VS
(Fund first available during May 2005)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$19.48	$21.09	$16.95	$13.78	$19.49	$20.34	$17.31	$16.68		
Value at end of period	$21.33	$19.48	$21.09	$16.95	$13.78	$19.49	$20.34	$17.31		
Number of accumulation units outstanding at end of period	23,462	24,589	29,597	41,700	51,904	73,912	116,266	158,295		

FIDELITY® VIP CONTRAFUND® PORTFOLIO
(Fund first available during October 2003)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$14.82	$15.49	$13.46	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88	$8.63
Value at end of period	$16.94	$14.82	$15.49	$13.46	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88
Number of accumulation units outstanding at end of period	561,069	587,695	606,697	719,226	837,578	893,193	826,650	581,826	191,719	67,399

FIDELITY® VIP EQUITY-INCOME PORTFOLIO
(Fund first available during October 2003)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$10.77	$10.87	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81
Value at end of period	$12.40	$10.77	$10.87	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99
Number of accumulation units outstanding at end of period	266,193	281,384	246,376	297,250	324,939	464,702	488,848	402,954	336,555	175,077

ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO
(Funds were first received in this option during May 2008)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$9.53	$9.60	$8.72	$7.18	$10.26					
Value at end of period	$10.84	$9.53	$9.60	$8.72	$7.18					
Number of accumulation units outstanding at end of period	102,844	90,589	80,742	50,079	6,019					

ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during February 2011)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$9.31	$10.34								
Value at end of period	$10.69	$9.31								
Number of accumulation units outstanding at end of period	3,815	535								

ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during March 2011)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$8.80	$9.54								
Value at end of period	$10.01	$8.80								
Number of accumulation units outstanding at end of period	6,486	3,189								

ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO
(Fund first available during October 2003)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Value at beginning of period	$15.48	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	$10.00
Value at end of period	$17.86	$15.48	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61
Number of accumulation units outstanding at end of period	839,536	876,221	957,186	1,079,770	1,186,781	1,344,484	1,164,544	781,242	358,029	74,169

SD Signature

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period						$7.79	$9.08	$12.03	$13.34	$12.36
Value at end of period						$9.08	$12.03	$13.34	$12.36	$13.75
Number of accumulation units outstanding at end of period						433	13,525	45,414	52,721	43,287
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period				$10.01	$10.47	$10.84	$7.65	$8.96	$10.03	$9.71
Value at end of period				$10.47	$10.84	$7.65	$8.96	$10.03	$9.71	$10.85
Number of accumulation units outstanding at end of period				85,770	74,595	59,995	55,222	53,977	47,542	43,515
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$9.97	$10.99	$12.46	$13.01	$7.52	$10.01	$12.46	$12.53
Value at end of period			$10.99	$12.46	$13.01	$7.52	$10.01	$12.46	$12.53	$14.75
Number of accumulation units outstanding at end of period			74,393	155,283	219,133	232,657	259,385	229,055	223,538	218,449
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$9.95	$9.89	$10.75	$12.05	$12.87	$9.03	$10.67	$11.23	$11.58
Value at end of period		$9.89	$10.75	$12.05	$12.87	$9.03	$10.67	$11.23	$11.58	$13.53
Number of accumulation units outstanding at end of period		66,820	143,590	164,493	149,813	105,082	91,874	80,599	90,253	93,147
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$9.92	$10.57	$10.97	$12.10
Value at end of period							$10.57	$10.97	$12.10	$12.66
Number of accumulation units outstanding at end of period							79,940	147,367	205,515	278,414
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.88	$11.81	$12.45	$13.07	$7.84	$10.04	$11.21	$10.85
Value at end of period			$11.81	$12.45	$13.07	$7.84	$10.04	$11.21	$10.85	$12.23
Number of accumulation units outstanding at end of period			182,308	157,899	137,089	110,106	117,076	103,259	94,126	87,744
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period						$9.99	$6.49	$9.75	$11.34	$9.98
Value at end of period						$6.49	$9.75	$11.34	$9.98	$10.56
Number of accumulation units outstanding at end of period						83,614	117,721	100,320	67,383	54,504
ING BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period						$10.00	$8.83	$9.75	$10.17	$10.58
Value at end of period						$8.83	$9.75	$10.17	$10.58	$11.09
Number of accumulation units outstanding at end of period						150,716	248,930	233,093	209,126	163,640
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$11.31	$13.61	$12.41	$7.17	$9.42	$10.75	$10.02
Value at end of period				$13.61	$12.41	$7.17	$9.42	$10.75	$10.02	$12.38
Number of accumulation units outstanding at end of period				51,926	96,256	112,936	100,391	85,135	82,093	74,542
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period		$36.92	$50.05	$57.52	$77.90	$63.05	$38.14	$51.01	$64.23	$69.21
Value at end of period		$50.05	$57.52	$77.90	$63.05	$38.14	$51.01	$64.23	$69.21	$78.69
Number of accumulation units outstanding at end of period		166,268	155,995	162,747	114,199	90,173	77,637	62,970	52,619	40,959
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period				$10.22	$10.04	$10.17	$6.60	$8.10	$9.98	$9.56
Value at end of period				$10.04	$10.17	$6.60	$8.10	$9.98	$9.56	$10.74
Number of accumulation units outstanding at end of period				113,861	152,939	138,197	113,611	86,749	81,680	83,282

CFI 18

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91	$9.96		
Value at end of period	$10.07	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91		
Number of accumulation units outstanding at end of period	367,344	409,116	419,286	434,528	460,508	390,709	211,810	369		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$7.66	$8.58	$6.98	$5.82	$10.39	$10.68				
Value at end of period	$8.90	$7.66	$8.58	$6.98	$5.82	$10.39				
Number of accumulation units outstanding at end of period	68,815	72,381	71,759	40,589	16,789	7,682				
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$7.14	$8.77	$9.81	$10.14						
Value at end of period	$8.56	$7.14	$8.77	$9.81						
Number of accumulation units outstanding at end of period	922	667	3,350	1,521						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28	$11.55		
Value at end of period	$16.87	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28		
Number of accumulation units outstanding at end of period	528,481	630,249	775,376	929,455	1,079,759	1,307,368	840,925	858,757		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91	$9.98			
Value at end of period	$12.38	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91			
Number of accumulation units outstanding at end of period	579,648	577,973	621,023	649,792	652,013	739,398	403,387			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.70	$9.93	$9.05	$7.27	$11.87	$12.48				
Value at end of period	$10.84	$9.70	$9.93	$9.05	$7.27	$11.87				
Number of accumulation units outstanding at end of period	292,163	327,334	340,336	347,788	375,941	338,483				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.24	$8.48	$7.78	$6.07	$9.59	$10.06				
Value at end of period	$9.40	$8.24	$8.48	$7.78	$6.07	$9.59				
Number of accumulation units outstanding at end of period	328,105	430,273	442,092	467,737	536,249	288,900				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$10.37	$10.99	$9.85							
Value at end of period	$11.76	$10.37	$10.99							
Number of accumulation units outstanding at end of period	2,550	2,551	311							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.84	$9.88								
Value at end of period	$8.42	$8.84								
Number of accumulation units outstanding at end of period	57,540	49,515								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$38.20	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01	$21.40		
Value at end of period	$36.52	$38.20	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01		
Number of accumulation units outstanding at end of period	104,112	118,052	142,139	172,799	197,520	175,075	168,110	134,710		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$8.22	$9.61	$8.77	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71	$6.12
Value at end of period	$8.83	$8.22	$9.61	$8.77	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71
Number of accumulation units outstanding at end of period	7,342	11,497	8,914	11,913	14,878	24,979	35,667	39,815	44,204	19,794

CFI 19

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.55	$9.99								
Value at end of period	$10.82	$9.55								
Number of accumulation units outstanding at end of period	2,188,275	2,305,404								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.54	$8.73	$7.79	$6.09	$9.95	$9.83				
Value at end of period	$9.71	$8.54	$8.73	$7.79	$6.09	$9.95				
Number of accumulation units outstanding at end of period	1,044,290	1,162,482	910,183	1,146,210	1,075,276	159				
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.99	$13.70	$12.94	$10.19						
Value at end of period	$13.89	$10.99	$13.70	$12.94						
Number of accumulation units outstanding at end of period	13,652	13,168	17,904	6,043						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21
Value at end of period	$10.67	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93
Number of accumulation units outstanding at end of period	337,653	454,000	531,146	617,261	832,110	827,971	317,311	298,885	247,034	68,649
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53
Value at end of period	$16.36	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09
Number of accumulation units outstanding at end of period	175,500	218,220	236,175	279,709	312,339	364,078	389,413	495,372	364,096	139,798
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59
Value at end of period	$15.48	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48
Number of accumulation units outstanding at end of period	195,244	203,976	199,705	228,207	268,146	319,535	336,859	392,597	318,576	139,269
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56	$11.41		
Value at end of period	$14.76	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56		
Number of accumulation units outstanding at end of period	960,196	1,003,083	1,186,881	1,335,700	1,103,079	472,445	355,998	250,032		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.93	$8.04	$7.60	$6.06	$8.25					
Value at end of period	$8.08	$6.93	$8.04	$7.60	$6.06					
Number of accumulation units outstanding at end of period	68,215	68,421	71,550	78,838	48,600					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58	
Value at end of period	$13.66	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58
Number of accumulation units outstanding at end of period	208,290	179,158	180,459	191,338	223,593	268,526	269,186	217,632	99,101	43,375
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	$10.16		
Value at end of period	$13.08	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84		
Number of accumulation units outstanding at end of period	159,971	162,093	194,468	226,148	236,036	145,150	101,883	57,793		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29	$25.19		
Value at end of period	$30.72	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29		
Number of accumulation units outstanding at end of period	134,684	163,462	201,782	244,106	286,443	349,212	418,501	432,481		

CFI 20

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.36	$11.02	$10.70							
Value at end of period	$9.91	$9.36	$11.02							
Number of accumulation units outstanding at end of period	1,291	1,215	1,032							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69	$10.32		
Value at end of period	$22.51	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69		
Number of accumulation units outstanding at end of period	187,587	202,006	252,008	320,772	379,394	448,152	460,882	437,852		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$16.91	$16.88	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71	$9.15
Value at end of period	$19.97	$16.91	$16.88	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71
Number of accumulation units outstanding at end of period	123,639	110,798	100,099	86,334	78,567	95,159	120,640	143,869	99,261	19,126
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83
Value at end of period	$17.73	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35
Number of accumulation units outstanding at end of period	153,516	132,828	159,111	148,286	176,068	243,395	252,648	216,699	190,713	72,864
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.93									
Value at end of period	$10.31									
Number of accumulation units outstanding at end of period	2,458,455									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47	$10.15	
Value at end of period	$16.02	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47	
Number of accumulation units outstanding at end of period	60,637	61,615	35,638	37,366	9,143	12,736	16,022	23,212	3,177	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.03	$10.05								
Value at end of period	$11.29	$10.03								
Number of accumulation units outstanding at end of period	129,986	126,840								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33
Value at end of period	$15.40	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20
Number of accumulation units outstanding at end of period	655,567	799,161	997,898	1,514,943	2,175,066	1,306,313	1,147,182	1,201,904	1,131,572	1,702,971
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.86	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55	
Value at end of period	$17.55	$15.86	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	
Number of accumulation units outstanding at end of period	508,551	595,999	718,203	853,308	995,225	1,160,128	1,300,804	1,568,859	1,835,266	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$25.97	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91
Value at end of period	$28.41	$25.97	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73
Number of accumulation units outstanding at end of period	373,521	419,254	455,009	548,065	643,128	819,694	897,003	1,025,683	911,027	932,450
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	$10.11		
Value at end of period	$19.20	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38		
Number of accumulation units outstanding at end of period	215,305	217,860	240,709	268,883	289,925	304,354	220,033	175,671		

SD Signature

CFI 21

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$11.23	$11.50	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46	$7.10	
Value at end of period	$12.59	$11.23	$11.50	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46	
Number of accumulation units outstanding at end of period	406,341	483,353	593,833	713,721	809,490	16,873	21,163	23,433	28,055	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.42	$17.16	$15.31	$12.07	$17.18	$15.91	$13.33	$12.17		
Value at end of period	$20.98	$18.42	$17.16	$15.31	$12.07	$17.18	$15.91	$13.33		
Number of accumulation units outstanding at end of period	105,926	96,489	116,230	118,308	126,637	149,741	227,261	139,674		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$11.21	$11.92	$10.62	$7.67						
Value at end of period	$12.44	$11.21	$11.92	$10.62						
Number of accumulation units outstanding at end of period	13,452	16,082	11,621	4,843						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$12.16	$13.44	$11.77	$8.57	$14.59	$13.92	$11.99	$10.06		
Value at end of period	$14.55	$12.16	$13.44	$11.77	$8.57	$14.59	$13.92	$11.99		
Number of accumulation units outstanding at end of period	35,389	40,224	31,545	35,271	38,101	49,329	60,894	64,087		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first received in this option during September 2003)										
Value at beginning of period	$13.57	$15.05	$13.21	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77	$8.30
Value at end of period	$16.20	$13.57	$15.05	$13.21	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77
Number of accumulation units outstanding at end of period	116,165	108,607	110,603	140,376	157,769	152,046	116,133	44,746	25,497	9,450
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.58	$15.17	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81	$10.00	
Value at end of period	$17.48	$15.58	$15.17	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81	
Number of accumulation units outstanding at end of period	440,590	422,854	439,023	459,467	619,342	798,841	934,613	965,634	1,090,509	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$18.38	$18.05	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49
Value at end of period	$19.67	$18.38	$18.05	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88
Number of accumulation units outstanding at end of period	1,351,529	1,379,258	1,487,389	1,652,663	1,530,242	1,175,130	1,101,979	952,309	773,578	642,677
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.94	$11.65	$10.22	$8.37	$13.02	$12.60	$10.97	$10.17		
Value at end of period	$11.88	$10.94	$11.65	$10.22	$8.37	$13.02	$12.60	$10.97		
Number of accumulation units outstanding at end of period	18,862	18,880	16,847	24,115	30,667	54,457	76,206	101,946		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.98	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88	$10.07		
Value at end of period	$12.00	$10.98	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88		
Number of accumulation units outstanding at end of period	407,811	440,452	515,691	624,996	786,881	413,629	436,650	481,919		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.13	$8.82	$8.31	$8.25						
Value at end of period	$9.70	$9.13	$8.82	$8.31						
Number of accumulation units outstanding at end of period	1,105,614	964,148	885,375	739,059						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.00	$10.29	$9.37	$9.21						
Value at end of period	$11.12	$10.00	$10.29	$9.37						
Number of accumulation units outstanding at end of period	4,102,883	4,201,720	4,415,858	5,062,790						

CFI 22

SD Signature

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.36	$10.52	$9.63	$9.49						
Value at end of period	$11.37	$10.36	$10.52	$9.63						
Number of accumulation units outstanding at end of period	5,057,836	5,025,261	5,211,377	5,736,069						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.68	$10.62	$9.86	$9.75						
Value at end of period	$11.58	$10.68	$10.62	$9.86						
Number of accumulation units outstanding at end of period	3,312,064	3,183,151	3,370,579	3,745,706						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.34	$14.02	$12.67	$10.84						
Value at end of period	$16.12	$14.34	$14.02	$12.67						
Number of accumulation units outstanding at end of period	75,065	75,829	72,870	91,763						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.02	$8.97	$8.14	$6.70	$10.13					
Value at end of period	$10.23	$9.02	$8.97	$8.14	$6.70					
Number of accumulation units outstanding at end of period	496,271	580,695	646,133	781,916	20,920					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.52	$13.66	$12.49	$10.64						
Value at end of period	$15.42	$13.52	$13.66	$12.49						
Number of accumulation units outstanding at end of period	115,699	115,336	97,961	113,909						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.47	$16.07	$12.98	$10.79						
Value at end of period	$17.58	$15.47	$16.07	$12.98						
Number of accumulation units outstanding at end of period	163,478	209,927	245,450	289,667						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.97	$10.34	$8.42	$6.12	$10.48					
Value at end of period	$11.44	$9.97	$10.34	$8.42	$6.12					
Number of accumulation units outstanding at end of period	72,432	71,697	79,361	61,243	12,196					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.12	$10.74	$8.66	$6.96	$10.16					
Value at end of period	$11.54	$10.12	$10.74	$8.66	$6.96					
Number of accumulation units outstanding at end of period	78,181	92,229	105,578	93,601	73,382					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27	$6.78		
Value at end of period	$10.45	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27		
Number of accumulation units outstanding at end of period	41,091	46,628	58,239	71,603	81,596	98,573	126,536	104,909		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.44	$10.91	$8.94	$7.14	$10.56					
Value at end of period	$11.74	$10.44	$10.91	$8.94	$7.14					
Number of accumulation units outstanding at end of period	27,590	27,099	30,272	12,035	15,039					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69	$38.38		
Value at end of period	$56.43	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69		
Number of accumulation units outstanding at end of period	363,874	390,353	437,278	520,599	600,422	652,264	695,197	717,996		

SD Signature

CFI 23

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46	
Value at end of period	$33.27	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	
Number of accumulation units outstanding at end of period	202,343	210,870	227,814	267,381	304,958	360,311	402,219	446,944	450,758	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.01	$9.28	$8.09	$5.76	$10.16	$10.07				
Value at end of period	$10.51	$9.01	$9.28	$8.09	$5.76	$10.16				
Number of accumulation units outstanding at end of period	120,638	84,576	94,269	134,530	61,963	45,677				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	$10.02		
Value at end of period	$13.63	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40		
Number of accumulation units outstanding at end of period	117,200	149,496	123,173	149,242	179,557	193,860	168,664	108,897		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17	$10.35			
Value at end of period	$10.34	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17			
Number of accumulation units outstanding at end of period	564,949	176,179	185,124	191,585	202,155	91,050	43,509			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38	$19.77		
Value at end of period	$23.54	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38		
Number of accumulation units outstanding at end of period	184,193	212,918	258,876	308,065	369,472	437,103	444,904	478,115		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.60	$11.02	$10.58	$10.19	$9.86					
Value at end of period	$11.83	$11.60	$11.02	$10.58	$10.19					
Number of accumulation units outstanding at end of period	128,879	160,460	159,269	186,314	89,650					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.88	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16	$9.69	
Value at end of period	$12.11	$10.88	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16	
Number of accumulation units outstanding at end of period	10,592	5,825	5,375	5,905	6,353	10,357	34,067	7,398	561	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.64	$8.08	$7.76	$6.07	$9.79					
Value at end of period	$8.66	$7.64	$8.08	$7.76	$6.07					
Number of accumulation units outstanding at end of period	16,509	18,347	20,710	15,510	19,771					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.92									
Number of accumulation units outstanding at end of period	36,132									
PROFUND VP BULL										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21	$6.64
Value at end of period	$9.29	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21
Number of accumulation units outstanding at end of period	3,734	4,522	4,952	6,595	9,219	24,362	66,827	87,305	236,229	123,574
PROFUND VP EUROPE 30										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23	$6.03
Value at end of period	$9.57	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23
Number of accumulation units outstanding at end of period	5,905	6,360	5,732	6,504	7,317	16,311	21,489	69,529	77,158	71,708

CFI 24

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$3.03	$4.93	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36	$10.00
Value at end of period	$2.78	$3.03	$4.93	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36
Number of accumulation units outstanding at end of period	30,599	30,361	30,303	42,687	49,779	72,233	135,323	84,052	213,853	6,865

Separate Account Annual Charges of 1.75%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.67	$10.22	$9.47	$7.97	$10.21					
Value at end of period	$10.45	$9.67	$10.22	$9.47	$7.97					
Number of accumulation units outstanding at end of period	2,778	7,181	8,409	9,918	2,682					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.65	$13.71	$11.03	$8.98	$12.73	$13.30	$11.34	$11.07		
Value at end of period	$13.82	$12.65	$13.71	$11.03	$8.98	$12.73	$13.30	$11.34		
Number of accumulation units outstanding at end of period	0	1,094	1,082	1,221	1,199	2,774	2,955	6,102		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.80	$15.49	$13.48	$10.13	$17.99	$15.61	$14.25	$12.44	$10.99	$10.00
Value at end of period	$16.88	$14.80	$15.49	$13.48	$10.13	$17.99	$15.61	$14.25	$12.44	$10.99
Number of accumulation units outstanding at end of period	58,729	96,938	132,588	148,439	175,323	206,912	168,207	114,370	319,740	210,166
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.95	$12.08	$10.70	$8.39	$14.92	$15.00	$12.73	$12.27	$11.23	$10.00
Value at end of period	$13.75	$11.95	$12.08	$10.70	$8.39	$14.92	$15.00	$12.73	$12.27	$11.23
Number of accumulation units outstanding at end of period	1,333	8,615	18,077	20,871	28,951	53,973	65,385	58,414	1,163,703	987,940
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.48	$9.57	$8.69	$7.17	$10.26					
Value at end of period	$10.76	$9.48	$9.57	$8.69	$7.17					
Number of accumulation units outstanding at end of period	3,542	581	604	629	377					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$10.57									
Value at end of period	$10.66									
Number of accumulation units outstanding at end of period	3,634									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.29	$18.17	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53	$11.60	$10.00
Value at end of period	$17.62	$15.29	$18.17	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53	$11.60
Number of accumulation units outstanding at end of period	14,735	29,293	56,783	62,637	62,596	74,725	71,260	56,041	865,696	208,539
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.37	$14.46	$13.06	$11.76						
Value at end of period	$14.85	$13.37	$14.46	$13.06						
Number of accumulation units outstanding at end of period	594	990	2,300	849						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46	$10.01			
Value at end of period	$10.74	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46			
Number of accumulation units outstanding at end of period	0	1,105	8,847	9,428	16,565	25,846	44,325			

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.41	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	$11.30		
Value at end of period	$14.59	$12.41	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98		
Number of accumulation units outstanding at end of period	11,642	18,586	23,173	17,484	14,187	17,552	21,278	4,521		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.45	$11.12	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88	$9.74	
Value at end of period	$13.36	$11.45	$11.12	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88	
Number of accumulation units outstanding at end of period	3,535	11,802	20,037	22,684	26,836	52,193	65,465	45,088	19,120	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.05	$10.94	$10.56	$9.97						
Value at end of period	$12.59	$12.05	$10.94	$10.56						
Number of accumulation units outstanding at end of period	36,680	179,152	223,385	42,624						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.58	$10.94	$9.81	$7.67	$12.81	$12.21	$11.60	$10.88		
Value at end of period	$11.89	$10.58	$10.94	$9.81	$7.67	$12.81	$12.21	$11.60		
Number of accumulation units outstanding at end of period	15	2,586	7,434	14,742	13,643	15,870	22,483	18,468		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.92	$11.29	$9.73	$6.49	$9.99					
Value at end of period	$10.49	$9.92	$11.29	$9.73	$6.49					
Number of accumulation units outstanding at end of period	1,983	11,365	28,792	24,130	25,690					
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.72	$10.32	$9.90	$8.98	$10.14					
Value at end of period	$11.21	$10.72	$10.32	$9.90	$8.98					
Number of accumulation units outstanding at end of period	1,927	7,144	38,545	46,418	2,539					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during July 2006)										
Value at beginning of period	$9.93	$10.68	$9.37	$7.14	$12.38	$13.59	$10.79			
Value at end of period	$12.26	$9.93	$10.68	$9.37	$7.14	$12.38	$13.59			
Number of accumulation units outstanding at end of period	8,101	11,967	14,506	15,286	15,122	53,400	61,406			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$18.99	$17.65	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	$10.48	
Value at end of period	$21.56	$18.99	$17.65	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	
Number of accumulation units outstanding at end of period	6,098	16,348	26,282	31,160	35,789	46,072	59,827	39,325	463,695	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$9.10			
Value at end of period	$10.64	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03			
Number of accumulation units outstanding at end of period	2,244	3,298	5,529	6,841	6,632	7,555	2,789			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.03	$9.65	$8.76	$6.77	$11.34	$11.08	$10.03			
Value at end of period	$9.96	$9.03	$9.65	$8.76	$6.77	$11.34	$11.08			
Number of accumulation units outstanding at end of period	7,634	13,355	122,705	126,712	87,155	47,962	37,027			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$7.87	$8.82	$7.19	$4.56						
Value at end of period	$9.13	$7.87	$8.82	$7.19						
Number of accumulation units outstanding at end of period	2,334	2,589	4,388	5,078						

SD Signature

CFI 26

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.38	$15.29	$12.13	$8.87	$14.83	$13.18	$11.99	$10.47		
Value at end of period	$15.07	$13.38	$15.29	$12.13	$8.87	$14.83	$13,018.00	$11.99		
Number of accumulation units outstanding at end of period	10,713	33,724	43,458	42,610	38,976	57,028	48,691	8,017		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$10.21			
Value at end of period	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90			
Number of accumulation units outstanding at end of period	41,274	54,379	50,825	47,289	57,536	58,851	17,132			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.63	$9.88	$9.01	$7.25	$11.86	$12.76				
Value at end of period	$10.75	$9.63	$9.88	$9.01	$7.25	$11.86				
Number of accumulation units outstanding at end of period	5,119	9,156	28,656	25,244	24,344	18,254				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.19	$8.44	$7.75	$6.06	$9.58	$10.20				
Value at end of period	$9.32	$8.19	$8.44	$7.75	$6.06	$9.58				
Number of accumulation units outstanding at end of period	80	90	1,648	4,250	1,606	29,187				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.83	$10.73								
Value at end of period	$8.40	$8.83								
Number of accumulation units outstanding at end of period	2,973	12,156								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.43	$19.52	$16.33	$12.09	$20.85	$15.93	$13.35	$11.11		
Value at end of period	$16.63	$17.43	$19.52	$16.33	$12.09	$20.85	$15.93	$13.35		
Number of accumulation units outstanding at end of period	9,365	31,276	37,133	40,944	50,297	53,109	37,625	11,942		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.28	$13.21	$12.07	$8.49	$14.34	$13.61	$11.85	$11.88	$10.71	$10.00
Value at end of period	$12.11	$11.28	$13.21	$12.07	$8.49	$14.34	$13.61	$11.85	$11.88	$10.71
Number of accumulation units outstanding at end of period	0	0	705	710	716	1,140	1,615	1,624	44,868	47,044
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.54	$9.99								
Value at end of period	$10.79	$9.54								
Number of accumulation units outstanding at end of period	57,040	104,117								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.49	$8.69	$7.77	$6.08	$8.41					
Value at end of period	$9.63	$8.49	$8.69	$7.77	$6.08					
Number of accumulation units outstanding at end of period	34,403	57,266	46,740	48,326	3,918					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.95	$13.66	$12.93	$12.17						
Value at end of period	$13.81	$10.95	$13.66	$12.93						
Number of accumulation units outstanding at end of period	13	586	4,204	5,306						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.56	$11.80	$10.57	$8.75	$14.22	$13.82	$12.30	$11.91	$10.99	$10.00
Value at end of period	$12.96	$11.56	$11.80	$10.57	$8.75	$14.22	$13.82	$12.30	$11.91	$10.99
Number of accumulation units outstanding at end of period	787	8,072	36,498	39,543	42,383	73,028	86,261	99,978	548,608	275,705

CFI 27

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS MIDCAP PORTFOLIO (Fund first available during October 2003)										
Value at beginning of period	$13.93	$14.38	$12.04	$9.32	$15.23	$14.73	$13.74	$12.61	$11.03	$10.00
Value at end of period	$16.07	$13.93	$14.38	$12.04	$9.32	$15.23	$14.73	$13.74	$12.61	$11.03
Number of accumulation units outstanding at end of period	5,866	13,932	31,963	40,006	46,047	69,716	80,059	73,790	430,312	189,683
ING INDEX PLUS SMALLCAP PORTFOLIO (Fund first available during October 2003)										
Value at beginning of period	$13.33	$13.69	$11.38	$9.30	$14.27	$15.53	$13.93	$13.20	$11.04	$10.00
Value at end of period	$14.68	$13.33	$13.69	$11.38	$9.30	$14.27	$15.53	$13.93	$13.20	$11.04
Number of accumulation units outstanding at end of period	3,281	10,247	28,386	35,012	41,370	77,743	81,122	78,548	345,339	128,264
ING INTERMEDIATE BOND PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.88	$11.27	$10.47	$9.58	$10.67	$10.27	$10.08	$10.04		
Value at end of period	$12.73	$11.88	$11.27	$10.47	$9.58	$10.67	$10.27	$10.08		
Number of accumulation units outstanding at end of period	13,709	25,515	37,493	28,435	40,983	105,902	106,855	17,932		
ING INTERNATIONAL INDEX PORTFOLIO (Funds were first received in this option during December 2008)										
Value at beginning of period	$6.89	$8.01	$7.58	$6.05	$5.42					
Value at end of period	$8.03	$6.89	$8.01	$7.58	$6.05					
Number of accumulation units outstanding at end of period	3,038	4,044	7,865	8,245	365					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO (Fund first available during October 2003)										
Value at beginning of period	$12.12	$12.60	$11.14	$8.82	$14.13	$14.71	$12.92	$12.71	$11.08	$10.00
Value at end of period	$14.13	$12.12	$12.60	$11.14	$8.82	$14.13	$14.71	$12.92	$12.71	$11.08
Number of accumulation units outstanding at end of period	4,103	12,106	44,719	50,921	37,862	38,177	35,116	27,782	733,524	589,925
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.97	$10.83	$10.72		
Value at end of period	$12.94	$11.70	$12.07	$10.96	$9.12	$12.14	$11.97	$10.83		
Number of accumulation units outstanding at end of period	155	2,690	6,552	6,397	5,547	11,038	11,376	901		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.98	$11.42	$10.33	$8.48	$12.74	$12.64	$11.09	$10.66		
Value at end of period	$12.35	$10.98	$11.42	$10.33	$8.48	$12.74	$12.64	$11.09		
Number of accumulation units outstanding at end of period	4,415	6,097	6,537	13,547	14,892	24,252	11,526	1,542		
ING JAPAN TOPIX INDEX® PORTFOLIO (Funds were first received in this option during April 2010)										
Value at beginning of period	$9.33	$11.00	$10.61							
Value at end of period	$9.86	$9.33	$11.00							
Number of accumulation units outstanding at end of period	86	87	88							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$19.05	$23.72	$20.07	$11.90	$24.86	$18.27	$13.69	$11.37		
Value at end of period	$22.29	$19.05	$23.72	$20.07	$11.90	$24.86	$18.27	$13.69		
Number of accumulation units outstanding at end of period	8,422	19,647	22,669	29,484	35,166	76,881	45,804	4,698		
ING JPMORGAN MID CAP VALUE PORTFOLIO (Fund first available during October 2003)										
Value at beginning of period	$15.66	$15.65	$12.95	$10.49	$15.95	$15.86	$13.85	$13.00	$10.97	$10.00
Value at end of period	$18.46	$15.66	$15.65	$12.95	$10.49	$15.95	$15.86	$13.85	$13.00	$10.97
Number of accumulation units outstanding at end of period	2,555	10,581	16,718	19,367	20,771	21,997	24,783	26,439	189,608	65,061
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (Fund first available during October 2003)										
Value at beginning of period	$15.98	$16.48	$13.24	$10.58	$15.37	$15.92	$13.89	$13.63	$11.02	$10.00
Value at end of period	$18.64	$15.98	$16.48	$13.24	$10.58	$15.37	$15.92	$13.89	$13.63	$11.02
Number of accumulation units outstanding at end of period	3,430	10,933	16,771	27,410	29,658	32,022	33,188	28,744	434,570	299,555

SD Signature

CFI 28

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.84									
Value at end of period	$10.29									
Number of accumulation units outstanding at end of period	86,639									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.67	$13.60	$12.12	$8.66	$12.16	$11.09	$10.69	$10.00		
Value at end of period	$15.82	$13.67	$13.60	$12.12	$8.66	$12.16	$11.09	$10.69		
Number of accumulation units outstanding at end of period	5,504	6,528	3,549	4,038	103	104	104	104		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.02	$10.05								
Value at end of period	$11.26	$10.02								
Number of accumulation units outstanding at end of period	10,205	10,354								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$10.14	$10.32	$10.50	$10.65	$10.58	$10.26	$9.98	$9.88	$9.93	
Value at end of period	$9.96	$10.14	$10.32	$10.50	$10.65	$10.58	$10.26	$9.98	$9.88	
Number of accumulation units outstanding at end of period	100,867	365,772	225,436	282,284	648,465	142,318	107,571	38,028	1,213,060	
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.71	$12.12	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19	$9.97	
Value at end of period	$12.94	$11.71	$12.12	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19	
Number of accumulation units outstanding at end of period	1,762	7,021	8,702	9,480	8,725	10,425	5,125	5,200	1,545,306	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.61	$12.63	$11.70	$10.10	$13.24	$12.95	$11.78	$11.65	$10.67	$10.00
Value at end of period	$13.77	$12.61	$12.63	$11.70	$10.10	$13.24	$12.95	$11.78	$11.65	$10.67
Number of accumulation units outstanding at end of period	4,270	19,342	49,655	58,483	64,830	80,851	99,914	116,328	2,918,631	2,962,240
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.06	$16.32	$14.61	$11.19	$18.29	$14.61	$11.37	$10.58		
Value at end of period	$18.99	$17.06	$16.32	$14.61	$11.19	$18.29	$14.61	$11.37		
Number of accumulation units outstanding at end of period	19,861	41,390	45,384	38,548	39,783	49,772	32,560	15,974		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.14	$11.43	$8.95	$6.46	$10.05					
Value at end of period	$12.47	$11.14	$11.43	$8.95	$6.46					
Number of accumulation units outstanding at end of period	62	1,866	1,139	1,571	1,082					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.55	$13.58	$12.14	$9.58	$13.65	$12.67	$10.62	$10.45		
Value at end of period	$16.56	$14.55	$13.58	$12.14	$9.58	$13.65	$12.67	$10.62		
Number of accumulation units outstanding at end of period	7,914	15,098	20,269	22,166	19,518	23,165	15,912	2,142		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$13.57	$14.45	$13.87							
Value at end of period	$15.04	$13.57	$14.45							
Number of accumulation units outstanding at end of period	1,819	1,831	1,844							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$12.04	$13.33	$11.69	$8.52	$14.54	$13.88	$11.98	$10.06		
Value at end of period	$14.39	$12.04	$13.33	$11.69	$8.52	$14.54	$13.88	$11.98		
Number of accumulation units outstanding at end of period	0	114	2,273	2,396	2,762	2,904	5,333	6,988		

SD Signature

CFI 29

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$14.13	$15.70	$13.80	$10.08	$17.23	$16.49	$14.27	$12.82	$11.88	
Value at end of period	$16.85	$14.13	$15.70	$13.80	$10.08	$17.23	$16.49	$14.27	$12.82	
Number of accumulation units outstanding at end of period	326,172	10,929	15,399	17,046	19,318	24,546	21,115	3,591	5,093	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.41	$15.02	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80	$10.00	
Value at end of period	$17.26	$15.41	$15.02	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80	
Number of accumulation units outstanding at end of period	16,115	30,400	51,151	55,450	64,517	135,258	168,572	115,676	66,328	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.48	$14.24	$13.46	$11.97	$11.69	$10.92	$10.65	$10.58	$10.26	$10.00
Value at end of period	$15.47	$14.48	$14.24	$13.46	$11.97	$11.69	$10.92	$10.65	$10.58	$10.26
Number of accumulation units outstanding at end of period	80,704	191,670	162,261	200,809	206,998	150,791	137,192	141,475	89,883	12,364
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.84	$11.56	$10.15	$8.32	$12.97	$12.57	$10.95	$10.47		
Value at end of period	$11.74	$10.84	$11.56	$10.15	$8.32	$12.97	$12.57	$10.95		
Number of accumulation units outstanding at end of period	286	6,669	7,535	8,712	9,251	42,578	42,487	9,416		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.88	$11.65	$10.05	$8.18	$12.44	$12.00	$10.87	$10.26		
Value at end of period	$11.86	$10.88	$11.65	$10.05	$8.18	$12.44	$12.00	$10.87		
Number of accumulation units outstanding at end of period	11,162	20,251	26,871	32,542	31,043	32,853	26,255	18,875		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.10	$8.81	$8.31	$8.25						
Value at end of period	$9.65	$9.10	$8.81	$8.31						
Number of accumulation units outstanding at end of period	23,752	43,433	46,250	22,742						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.97	$10.27	$9.37	$9.21						
Value at end of period	$11.07	$9.97	$10.27	$9.37						
Number of accumulation units outstanding at end of period	82,229	690,195	775,291	795,067						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.50	$9.62	$9.49						
Value at end of period	$11.32	$10.32	$10.50	$9.62						
Number of accumulation units outstanding at end of period	47,472	277,231	367,131	429,195						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.64	$10.61	$9.85	$9.75						
Value at end of period	$11.53	$10.64	$10.61	$9.85						
Number of accumulation units outstanding at end of period	93,035	185,442	220,014	242,683						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.28	$13.99	$12.66	$10.83						
Value at end of period	$16.03	$14.28	$13.99	$12.66						
Number of accumulation units outstanding at end of period	121	441	19,747	21,030						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.97	$8.94	$8.12	$6.69	$10.31					
Value at end of period	$10.16	$8.97	$8.94	$8.12	$6.69					
Number of accumulation units outstanding at end of period	86,970	17,202	79,882	365,082	6,512					

CFI 30

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.47	$13.63	$12.48	$10.63						
Value at end of period	$15.34	$13.47	$13.63	$12.48						
Number of accumulation units outstanding at end of period	812	821	8,827	15,300						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.40	$16.03	$12.96	$10.51						
Value at end of period	$17.48	$15.40	$16.03	$12.96						
Number of accumulation units outstanding at end of period	10,045	15,158	18,097	14,653						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.91	$10.30	$8.40	$6.11	$10.48					
Value at end of period	$11.36	$9.91	$10.30	$8.40	$6.11					
Number of accumulation units outstanding at end of period	67,025	11,156	6,709	7,222	1,991					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.07	$10.69	$8.63	$6.95	$10.21					
Value at end of period	$11.46	$10.07	$10.69	$8.63	$6.95					
Number of accumulation units outstanding at end of period	67,730	13,975	9,072	10,599	13,066					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.06	$15.25	$11.75	$9.15	$14.24	$13.20	$11.95	$11.40		
Value at end of period	$17.01	$15.06	$15.25	$11.75	$9.15	$14.24	$13.20	$11.95		
Number of accumulation units outstanding at end of period	886	3,223	3,242	3,263	3,287	3,309	2,647	1,411		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.39	$10.86	$8.92	$7.13	$9.40					
Value at end of period	$11.66	$10.39	$10.86	$8.92	$7.13					
Number of accumulation units outstanding at end of period	1,785	1,846	6,651	1,018	574					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.39	$13.25	$11.82	$9.03	$12.68	$12.36	$10.97	$10.05		
Value at end of period	$15.06	$13.39	$13.25	$11.82	$9.03	$12.68	$12.36	$10.97		
Number of accumulation units outstanding at end of period	105,465	138,565	172,206	182,635	211,307	196,436	91,672	13,753		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.53	$11.83	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16	$9.82	
Value at end of period	$13.27	$11.53	$11.83	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16	
Number of accumulation units outstanding at end of period	6,605	19,803	24,300	30,362	45,019	67,888	57,033	55,859	1,402,760	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.95	$9.23	$8.06	$5.75	$10.15	$10.29				
Value at end of period	$10.43	$8.95	$9.23	$8.06	$5.75	$10.15				
Number of accumulation units outstanding at end of period	17,344	7,443	10,692	9,626	2,664	2,685				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.55	$13.41	$11.99	$8.87	$17.88	$15.10	$12.39	$11.20		
Value at end of period	$13.48	$11.55	$13.41	$11.99	$8.87	$17.88	$15.10	$12.39		
Number of accumulation units outstanding at end of period	277	2,860	5,955	16,482	20,052	24,263	17,510	17,842		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$8.79	$10.19	$9.55	$7.37	$12.63	$11.21				
Value at end of period	$10.24	$8.79	$10.19	$9.55	$7.37	$12.63				
Number of accumulation units outstanding at end of period	29,444	11,687	12,602	13,339	15,995	14,100				

SD Signature

CFI 31

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.45	$11.28	$10.65	$8.19	$13.83	$13.74	$11.47	$10.71		
Value at end of period	$12.50	$10.45	$11.28	$10.65	$8.19	$13.83	$13.74	$11.47		
Number of accumulation units outstanding at end of period	7,821	12,824	45,676	48,559	33,346	20,283	10,227	3,444		
ING U.S. BOND INDEX PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period	$11.54	$10.98	$10.55	$10.17	$9.97					
Value at end of period	$11.74	$11.54	$10.98	$10.55	$10.17					
Number of accumulation units outstanding at end of period	1,113	4,676	26,359	24,954	6,580					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Fund first available during September 2004)										
Value at beginning of period	$10.76	$11.25	$10.13	$7.84	$13.30	$13.41	$11.94	$11.15	$10.12	
Value at end of period	$11.96	$10.76	$11.25	$10.13	$7.84	$13.30	$13.41	$11.94	$11.15	
Number of accumulation units outstanding at end of period	151	8,059	8,806	9,494	12,400	13,143	10,938	11,755	461	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO (Funds were first received in this option during June 2008)										
Value at beginning of period	$7.53	$7.97	$7.66	$6.00	$9.45					
Value at end of period	$8.51	$7.53	$7.97	$7.66	$6.00					
Number of accumulation units outstanding at end of period	0	3,945	11,698	14,656	4,041					
PROFUND VP BULL (Funds were first received in this option during June 2004)										
Value at beginning of period	$10.92	$11.12	$10.05	$8.22	$13.43	$13.20	$11.82	$11.71	$11.17	
Value at end of period	$12.22	$10.92	$11.12	$10.05	$8.22	$13.43	$13.20	$11.82	$11.71	
Number of accumulation units outstanding at end of period	0	2,201	2,214	2,230	2,251	2,267	5,747	2,542	1,197	
PROFUND VP EUROPE 30 (Funds were first received in this option during December 2003)										
Value at beginning of period	$12.11	$13.52	$13.41	$10.32	$18.75	$16.66	$14.43	$13.58	$12.09	$10.00
Value at end of period	$13.87	$12.11	$13.52	$13.41	$10.32	$18.75	$16.66	$14.43	$13.58	$12.09
Number of accumulation units outstanding at end of period	0	0	304	306	405	407	944	960	1,777	1,371
PROFUND VP RISING RATES OPPORTUNITY (Funds were first received in this option during April 2004)										
Value at beginning of period	$3.00	$4.88	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19	$8.96	
Value at end of period	$2.74	$3.00	$4.88	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19	
Number of accumulation units outstanding at end of period	0	5,084	7,307	8,656	10,634	10,701	16,368	22,287	14,163	

Separate Account Annual Charges of 1.95%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND (Funds were first received in this option during March 2009)										
Value at beginning of period	$9.60	$10.16	$9.44	$6.86						
Value at end of period	$10.35	$9.60	$10.16	$9.44						
Number of accumulation units outstanding at end of period	1,065	4,393	12,552	3,335						
COLUMBIA SMALL CAP VALUE FUND VS (Fund first available during May 2005)										
Value at beginning of period	$12.47	$13.55	$10.93	$8.92	$12.66	$13.25	$11.32	$10.16		
Value at end of period	$13.61	$12.47	$13.55	$10.93	$8.92	$12.66	$13.25	$11.32		
Number of accumulation units outstanding at end of period	0	991	1,180	1,686	2,130	3,167	3,136	2,271		

CFI 32

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.55	$15.26	$13.31	$10.02	$17.83	$15.50	$14.19	$12.40	$10.98	$10.00
Value at end of period	$16.57	$14.55	$15.26	$13.31	$10.02	$17.83	$15.50	$14.19	$12.40	$10.98
Number of accumulation units outstanding at end of period	9,774	21,542	32,592	39,515	54,445	45,787	39,904	40,705	138,475	93,715
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.75	$11.91	$10.57	$8.30	$14.79	$14.90	$12.67	$12.24	$11.22	$10.00
Value at end of period	$13.49	$11.75	$11.91	$10.57	$8.30	$14.79	$14.90	$12.67	$12.24	$11.22
Number of accumulation units outstanding at end of period	3,865	6,240	14,903	20,408	28,137	33,356	37,681	26,360	125,507	58,993
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.41	$9.51	$8.67	$7.16	$8.98					
Value at end of period	$10.66	$9.41	$9.51	$8.67	$7.16					
Number of accumulation units outstanding at end of period	2,165	15,557	20,181	20,302	13,579					
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.03	$17.91	$17.12	$12.26	$21.74	$18.57	$16.00	$13.49	$11.60	$10.00
Value at end of period	$17.29	$15.03	$17.91	$17.12	$12.26	$21.74	$18.57	$16.00	$13.49	$11.60
Number of accumulation units outstanding at end of period	7,321	16,664	29,666	32,879	41,389	39,639	44,163	39,573	161,298	17,513
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.52	$9.87	$8.84	$7.58	$10.78	$10.44	$10.01			
Value at end of period	$10.60	$9.52	$9.87	$8.84	$7.58	$10.78	$10.44			
Number of accumulation units outstanding at end of period	0	636	1,614	2,047	3,316	3,478	5,854			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.24	$12.21	$9.84	$7.43	$12.89	$12.39	$10.96	$11.15		
Value at end of period	$14.36	$12.24	$12.21	$9.84	$7.43	$12.89	$12.39	$10.96		
Number of accumulation units outstanding at end of period	6,569	9,373	24,412	27,028	31,919	19,574	10,362	4,428		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.27	$10.97	$10.46	$8.88	$12.70	$11.93	$10.69	$9.87	$9.15	
Value at end of period	$13.12	$11.27	$10.97	$10.46	$8.88	$12.70	$11.93	$10.69	$9.87	
Number of accumulation units outstanding at end of period	13,295	12,353	13,588	13,638	11,218	12,169	10,315	8,341	14,865	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$11.98	$10.91	$10.54	$10.16						
Value at end of period	$12.49	$11.98	$10.91	$10.54						
Number of accumulation units outstanding at end of period	3,001	6,821	9,587	1,620						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.43	$10.81	$9.72	$7.61	$12.74	$12.17	$11.59	$10.87		
Value at end of period	$11.71	$10.43	$10.81	$9.72	$7.61	$12.74	$12.17	$11.59		
Number of accumulation units outstanding at end of period	0	0	148	150	152	154	408	964		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.85	$11.23	$9.69	$6.48	$9.99					
Value at end of period	$10.39	$9.85	$11.23	$9.69	$6.48					
Number of accumulation units outstanding at end of period	2,395	4,877	15,179	17,151	18,454					
ING BOND PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$10.64	$10.26	$9.86	$8.97	$8.87					
Value at end of period	$11.11	$10.64	$10.26	$9.86	$8.97					
Number of accumulation units outstanding at end of period	997	2,057	13,965	13,605	1,370					

CFI 33

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$9.82	$10.57	$9.30	$7.11	$12.34	$13.57	$11.56			
Value at end of period	$12.10	$9.82	$10.57	$9.30	$7.11	$12.34	$13.57			
Number of accumulation units outstanding at end of period	2,016	2,802	4,297	5,229	6,063	5,586	6,027			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$18.70	$17.41	$13.87	$10.41	$17.27	$21.41	$15.87	$13.85	$11.03	
Value at end of period	$21.18	$18.70	$17.41	$13.87	$10.41	$17.27	$21.41	$15.87	$13.85	
Number of accumulation units outstanding at end of period	3,536	7,474	10,943	14,830	20,111	22,880	17,872	15,540	18,394	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.37	$9.82	$7.99	$6.54	$10.11	$10.02	$9.07			
Value at end of period	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11	$10.02			
Number of accumulation units outstanding at end of period	22,591	24,994	39,795	42,675	26,693	11,735	1,474			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$8.92	$9.55	$8.69	$6.73	$11.30	$11.06	$9.91	$10.04		
Value at end of period	$9.82	$8.92	$9.55	$8.69	$6.73	$11.30	$11.06	$9.91		
Number of accumulation units outstanding at end of period	1,957	5,968	10,613	11,800	12,444	10,161	9,201	1,170		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$7.81	$8.77	$7.85							
Value at end of period	$9.04	$7.81	$8.77							
Number of accumulation units outstanding at end of period	3,039	2,443	2,652							
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.20	$15.12	$12.01	$8.80	$14.75	$13.14	$11.97	$10.99		
Value at end of period	$14.84	$13.20	$15.12	$12.01	$8.80	$14.75	$13.147	$11.97		
Number of accumulation units outstanding at end of period	1,946	4,922	8,871	10,710	17,263	18,373	15,291	8,394		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.96	$10.90	$9.84	$7.60	$10.96	$10.88	$10.22			
Value at end of period	$12.10	$10.96	$10.90	$9.84	$7.60	$10.96	$10.88			
Number of accumulation units outstanding at end of period	4,933	9,289	18,382	16,819	12,109	9,942	23,947			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.54	$9.81	$8.96	$7.23	$11.84	$11.77				
Value at end of period	$10.62	$9.54	$9.81	$8.96	$7.23	$11.84				
Number of accumulation units outstanding at end of period	9,103	10,801	12,489	7,883	8,261	11,674				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.11	$8.86	$7.71	$6.03	$9.57	$10.10				
Value at end of period	$9.22	$8.11	$8.38	$7.71	$6.03	$9.57				
Number of accumulation units outstanding at end of period	1,168	1,210	0	286	1,129	219				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$10.29	$10.94	$9.93							
Value at end of period	$11.63	$10.29	$10.94							
Number of accumulation units outstanding at end of period	0	0	958							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$8.81	$9.40								
Value at end of period	$8.37	$8.81								
Number of accumulation units outstanding at end of period	0	12,787								

SD Signature

CFI 34

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.19	$19.30	$16.18	$12.00	$20.74	$15.87	$13.33	$11.21		
Value at end of period	$16.38	$17.19	$19.30	$16.18	$12.00	$20.74	$15.87	$13.33		
Number of accumulation units outstanding at end of period	6,776	9,461	11,792	19,228	22,593	13,996	8,823	3,711		
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.52	$9.99								
Value at end of period	$10.75	$9.52								
Number of accumulation units outstanding at end of period	34,220	52,080								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.42	$8.63	$7.73	$7.05						
Value at end of period	$9.53	$8.42	$8.63	$7.73						
Number of accumulation units outstanding at end of period	9,727	26,421	12,335	11,850						
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$10.89	$13.61	$12.46							
Value at end of period	$13.71	$10.89	$13.61							
Number of accumulation units outstanding at end of period	0	0	763							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.37	$11.63	$10.44	$8.65	$14.10	$13.72	$12.25	$11.88	$10.98	$10.00
Value at end of period	$12.72	$11.37	$11.63	$10.44	$8.65	$14.10	$13.72	$12.25	$11.88	$10.98
Number of accumulation units outstanding at end of period	1,275	1,933	18,280	23,084	27,934	29,149	31,632	27,730	156,482	74,850
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.70	$14.17	$11.88	$9.22	$15.10	$14.63	$13.67	$12.58	$11.02	$10.00
Value at end of period	$15.77	$13.70	$14.17	$11.88	$9.22	$15.10	$14.63	$13.67	$12.58	$11.02
Number of accumulation units outstanding at end of period	4,668	13,675	25,708	31,708	39,221	42,594	40,799	41,654	128,177	52,557
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.10	$13.49	$11.23	$9.20	$14.15	$15.43	$13.87	$13.17	$11.03	$10.00
Value at end of period	$14.41	$13.10	$13.49	$11.23	$9.20	$14.15	$15.43	$13.87	$13.17	$11.03
Number of accumulation units outstanding at end of period	755	6,520	14,372	23,391	29,428	32,419	35,634	38,222	105,870	37,589
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.72	$11.14	$10.37	$9.51	$10.61	$10.24	$10.06	$10.04		
Value at end of period	$12.53	$11.72	$11.14	$10.37	$9.51	$10.61	$10.24	$10.06		
Number of accumulation units outstanding at end of period	22,791	28,945	42,985	46,085	46,593	24,796	13,078	9,742		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.84	$7.97	$7.55	$6.98						
Value at end of period	$7.95	$6.84	$7.97	$7.55						
Number of accumulation units outstanding at end of period	968	1,078	4,527	4,565						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during January 2004)										
Value at beginning of period	$11.92	$12.41	$10.99	$8.72	$14.00	$14.62	$12.86	$12.68	$11.37	
Value at end of period	$13.86	$11.92	$12.41	$10.99	$8.72	$14.00	$14.62	$12.86	$12.68	
Number of accumulation units outstanding at end of period	1,730	7,252	8,487	11,204	11,797	17,911	15,325	19,468	95,582	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.55	$11.93	$10.86	$9.05	$12.08	$11.92	$10.82	$10.77		
Value at end of period	$12.74	$11.55	$11.93	$10.86	$9.05	$12.08	$11.92	$10.82		
Number of accumulation units outstanding at end of period	0	2,947	562	590	632	759	2,328	3,392		

CFI 35

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.83	$11.29	$10.23	$8.42	$12.67	$12.59	$11.07	$10.89		
Value at end of period	$12.16	$10.83	$11.29	$10.23	$8.42	$12.67	$12.59	$11.07		
Number of accumulation units outstanding at end of period	1,151	3,041	4,645	7,472	8,211	9,541	7,083	1,078		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.79	$23.45	$19.88	$11.81	$24.73	$18.21	$13.67	$12.66		
Value at end of period	$21.94	$18.79	$23.45	$19.88	$11.81	$24.73	$18.21	$13.67		
Number of accumulation units outstanding at end of period	3,133	11,031	6,949	11,813	13,337	9,449	5,654	683		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during February 2004)										
Value at beginning of period	$15.40	$15.42	$12.79	$10.38	$15.81	$15.75	$13.79	$12.96	$11.40	
Value at end of period	$18.12	$15.40	$15.42	$12.79	$10.38	$15.81	$15.75	$13.79	$12.96	
Number of accumulation units outstanding at end of period	0	4,629	16,380	19,360	20,899	23,415	24,857	26,514	120,968	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.71	$16.24	$13.07	$10.47	$15.24	$15.81	$13.82	$13.63	$11.01	$10.00
Value at end of period	$18.29	$15.71	$16.24	$13.07	$10.47	$15.24	$15.81	$13.82	$13.63	$11.01
Number of accumulation units outstanding at end of period	8,166	16,153	19,753	26,077	32,347	31,861	14,779	14,588	68,789	26,587
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.83									
Value at end of period	$10.28									
Number of accumulation units outstanding at end of period	55,317									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$13.46	$13.42	$11.98	$8.58	$12.07	$11.03	$10.65	$10.07		
Value at end of period	$15.54	$13.46	$13.42	$11.98	$8.58	$12.07	$11.03	$10.65		
Number of accumulation units outstanding at end of period	1,066	1,490	1,520	2,284	1,284	1,300	1,213	640		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.00	$10.05								
Value at end of period	$11.21	$10.00								
Number of accumulation units outstanding at end of period	3,585	3,601								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.97	$10.16	$10.36	$10.54	$10.49	$10.19	$9.93	$9.85	$9.96	$10.00
Value at end of period	$9.78	$9.97	$10.16	$10.36	$10.54	$10.49	$10.19	$9.93	$9.85	$9.96
Number of accumulation units outstanding at end of period	19,869	53,120	37,458	45,326	70,327	46,626	16,013	11,899	138,686	66,946
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$11.53	$11.95	$10.17	$8.04	$13.74	$12.27	$11.93	$10.59		
Value at end of period	$12.72	$11.53	$11.95	$10.17	$8.04	$13.74	$12.27	$11.93		
Number of accumulation units outstanding at end of period	1,048	2,490	2,316	1,245	1,785	4,019	704	2,529		
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.39	$12.44	$11.55	$9.99	$13.12	$12.87	$11.72	$11.62	$10.66	$10.00
Value at end of period	$13.51	$12.39	$12.44	$11.55	$9.99	$13.12	$12.87	$11.72	$11.62	$10.66
Number of accumulation units outstanding at end of period	45,991	54,649	80,746	87,877	72,679	70,889	43,132	40,241	127,261	50,717
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.83	$16.13	$14.47	$11.11	$18.19	$14.57	$11.35	$10.33		
Value at end of period	$18.69	$16.83	$16.13	$14.47	$11.11	$18.19	$14.57	$11.35		
Number of accumulation units outstanding at end of period	6,710	13,977	18,298	29,198	34,697	33,003	26,352	8,535		

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.06	$11.37	$8.92	$6.45	$10.05					
Value at end of period	$12.36	$11.06	$11.37	$8.92	$6.45					
Number of accumulation units outstanding at end of period	1,334	844	0	1,074	333					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.36	$13.42	$12.02	$9.51	$13.58	$12.62	$10.61	$10.43		
Value at end of period	$16.30	$14.36	$13.42	$12.02	$9.51	$13.58	$12.62	$10.61		
Number of accumulation units outstanding at end of period	0	355	734	442	436	441	458	484		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$11.87	$13.18	$11.58	$8.46	$14.46	$13.84	$11.96	$10.06		
Value at end of period	$14.17	$11.87	$13.18	$11.58	$8.46	$14.46	$13.84	$11.96		
Number of accumulation units outstanding at end of period	0	774	1,575	6,137	6,800	8,103	11,397	13,492		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$13.90	$15.47	$13.62	$9.97	$17.08	$16.38	$14.20	$12.79	$11.64	
Value at end of period	$16.53	$13.90	$15.47	$13.62	$9.97	$17.08	$16.38	$14.20	$12.79	
Number of accumulation units outstanding at end of period	1,846	3,932	3,034	4,028	5,187	8,115	7,690	2,513	1,072	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.17	$14.82	$13.22	$9.03	$11.88	$11.78	$11.03	$10.78	$10.00	
Value at end of period	$16.96	$15.17	$14.82	$13.22	$9.03	$11.88	$11.78	$11.03	$10.78	
Number of accumulation units outstanding at end of period	12,939	19,608	46,122	50,408	59,382	62,855	50,600	44,982	134,849	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.24	$14.03	$13.29	$11.84	$11.59	$10.84	$10.60	$10.55	$10.26	$10.00
Value at end of period	$15.18	$14.24	$14.03	$13.29	$11.84	$11.59	$10.84	$10.60	$10.55	$10.26
Number of accumulation units outstanding at end of period	59,263	81,658	218,756	186,652	202,342	126,056	105,416	101,030	279,024	105,747
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.69	$11.42	$10.05	$8.26	$12.90	$12.53	$10.94	$10.64		
Value at end of period	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90	$12.53	$10.94		
Number of accumulation units outstanding at end of period	10,305	10,460	10,741	10,597	10,197	11,137	2,963	3,518		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.73	$11.52	$9.96	$8.11	$12.37	$11.96	$10.86	$10.82		
Value at end of period	$11.68	$10.73	$11.52	$9.96	$8.11	$12.37	$11.96	$10.86		
Number of accumulation units outstanding at end of period	27,059	36,960	43,819	48,932	58,987	52,512	19,079	14,601		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.06	$8.78	$8.31	$8.25						
Value at end of period	$9.59	$9.06	$8.78	$8.31						
Number of accumulation units outstanding at end of period	22,447	60,093	664	685						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.92	$10.25	$9.36	$9.21						
Value at end of period	$10.99	$9.92	$10.25	$9.36						
Number of accumulation units outstanding at end of period	28,334	49,413	78,845	135,251						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$10.47	$9.62	$9.49						
Value at end of period	$11.25	$10.28	$10.47	$9.62						
Number of accumulation units outstanding at end of period	46,489	97,526	112,733	147,706						

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.60	$10.58	$9.85	$9.75						
Value at end of period	$11.45	$10.60	$10.58	$9.85						
Number of accumulation units outstanding at end of period	9,846	39,557	64,825	116,934						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.20	$13.94	$12.64	$10.83						
Value at end of period	$15.91	$14.20	$13.94	$12.64						
Number of accumulation units outstanding at end of period	0	0	13,472	18,876						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$8.90	$8.89	$8.09	$6.39						
Value at end of period	$10.06	$8.90	$8.89	$8.09						
Number of accumulation units outstanding at end of period	17,105	9,183	11,055	9,428						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.39	$13.58	$12.46	$9.91						
Value at end of period	$15.22	$13.39	$13.58	$12.46						
Number of accumulation units outstanding at end of period	499	1,229	5,679	5,700						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.32	$15.97	$12.94	$11.55						
Value at end of period	$17.35	$15.32	$15.97	$12.94						
Number of accumulation units outstanding at end of period	731	890	1,755	110						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.84	$10.24	$8.37	$6.26						
Value at end of period	$11.26	$9.84	$10.24	$8.37						
Number of accumulation units outstanding at end of period	14,396	13,014	3,485	2,459						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.99	$10.64	$8.60	$6.94	$10.02					
Value at end of period	$11.35	$9.99	$10.64	$8.60	$6.94					
Number of accumulation units outstanding at end of period	16,498	15,812	4,970	932	496					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$14.86	$15.07	$11.64	$9.08	$14.16	$13.98				
Value at end of period	$16.75	$14.86	$15.07	$11.64	$9.08	$14.16				
Number of accumulation units outstanding at end of period	82	82	83	83	83	83				
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.31	$10.80	$8.89	$7.12	$9.40					
Value at end of period	$11.55	$10.31	$10.80	$8.89	$7.12					
Number of accumulation units outstanding at end of period	2,239	2,259	2,489	1,124	803					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.21	$13.09	$11.71	$8.96	$12.61	$12.32	$10.96	$10.05		
Value at end of period	$14.83	$13.21	$13.09	$11.71	$8.96	$12.61	$12.32	$10.96		
Number of accumulation units outstanding at end of period	23,530	29,166	36,019	36,055	74,198	32,816	16,519	4,340		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$11.35	$11.68	$10.36	$8.45	$13.40	$13.27	$11.36	$11.15	$10.14	
Value at end of period	$13.04	$11.35	$11.68	$10.36	$8.45	$13.40	$13.27	$11.36	$11.15	
Number of accumulation units outstanding at end of period	10,651	24,156	45,591	57,880	65,462	58,783	43,440	46,534	55,676	

SD Signature

CFI 38

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$8.86	$9.16	$8.01	$5.73	$10.14	$10.14				
Value at end of period	$10.31	$8.86	$9.16	$8.01	$5.73	$10.14				
Number of accumulation units outstanding at end of period	92	3,263	2,863	1,668	107	97				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.40	$13.26	$11.88	$8.81	$17.79	$15.05	$12.37	$11.19		
Value at end of period	$13.27	$11.40	$13.26	$11.88	$8.81	$17.79	$15.05	$12.37		
Number of accumulation units outstanding at end of period	2,123	3,055	4,116	3,858	6,485	3,864	3,548	1,785		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$8.69	$10.09	$9.48	$7.33	$12.59	$11.14	$9.29			
Value at end of period	$10.11	$8.69	$10.09	$9.48	$7.33	$12.59	$11.14			
Number of accumulation units outstanding at end of period	23,284	17,749	20,678	22,137	22,529	12,889	1,824			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.31	$11.15	$10.55	$8.13	$13.75	$13.69	$11.74			
Value at end of period	$12.31	$10.31	$11.15	$10.55	$8.13	$13.75	$13.69			
Number of accumulation units outstanding at end of period	3,389	3,405	3,420	4,369	7,273	8,504	24,520			
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.45	$10.92	$10.51	$10.16	$10.01					
Value at end of period	$11.63	$11.45	$10.92	$10.51	$10.16					
Number of accumulation units outstanding at end of period	59	2,424	4,888	4,899	753					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.59	$11.10	$10.02	$7.76	$13.20	$13.34	$11.90	$11.36		
Value at end of period	$11.75	$10.59	$11.10	$10.02	$7.76	$13.20	$13.34	$11.90		
Number of accumulation units outstanding at end of period	0	963	1,006	995	1,001	850	823	833		
ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$7.47	$7.93	$7.63							
Value at end of period	$8.43	$7.47	$7.93							
Number of accumulation units outstanding at end of period	4,322	4,340	4,357							
PROFUND VP EUROPE 30										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$11.90	$13.32	$13.24	$10.21	$18.59	$16.54	$14.36	$13.55	$12.61	
Value at end of period	$13.61	$11.90	$13.32	$13.24	$10.21	$18.59	$16.54	$14.36	$13.55	
Number of accumulation units outstanding at end of period	0	0	2,754	2,525	2,933	2,165	2,338	2,628	1,617	
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during March 2004)										
Value at beginning of period	$2.95	$4.81	$5.84	$4.51	$7.41	$7.97	$7.38	$8.17	$8.47	
Value at end of period	$2.69	$2.95	$4.81	$5.84	$4.51	$7.41	$7.97	$7.38	$8.17	
Number of accumulation units outstanding at end of period	0	1,591	13,020	13,206	13,367	13,520	13,463	13,818	5,713	

Separate Account Annual Charges of 2.10%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.54	$10.12	$9.41	$7.95	$10.12					
Value at end of period	$10.28	$9.54	$10.12	$9.41	$7.95					
Number of accumulation units outstanding at end of period	118,919	155,940	181,048	178,997	89,906					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.35	$13.43	$10.85	$8.87	$12.60	$13.22	$11.31	$10.62		
Value at end of period	$13.45	$12.35	$13.43	$10.85	$8.87	$12.60	$13.22	$11.31		
Number of accumulation units outstanding at end of period	519	4,490	6,345	6,729	7,296	8,272	11,572	8,675		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.36	$15.09	$13.18	$9.94	$17.71	$15.42	$14.14	$12.38	$10.98	$10.00
Value at end of period	$16.33	$14.36	$15.09	$13.18	$9.94	$17.71	$15.42	$14.14	$12.38	$10.98
Number of accumulation units outstanding at end of period	72,839	121,525	213,675	246,339	286,978	307,977	260,647	185,650	88,106	13,183
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.60	$11.77	$10.46	$8.23	$14.70	$14.82	$12.62	$12.21	$11.21	$10.00
Value at end of period	$13.30	$11.60	$11.77	$10.46	$8.23	$14.70	$14.82	$12.62	$12.21	$11.21
Number of accumulation units outstanding at end of period	17,689	30,868	94,276	103,093	124,509	160,932	137,211	125,085	1,289,231	448,420
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.36	$9.47	$8.64	$7.16	$10.07					
Value at end of period	$10.59	$9.36	$9.47	$8.64	$7.16					
Number of accumulation units outstanding at end of period	19,717	44,563	29,976	42,216	23,294					
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.84	$17.71	$16.96	$12.16	$21.59	$18.47	$15.94	$13.46	$11.59	$10.00
Value at end of period	$17.04	$14.84	$17.71	$16.96	$12.16	$21.59	$18.47	$15.94	$13.46	$11.59
Number of accumulation units outstanding at end of period	133,979	186,792	248,873	255,481	270,775	281,590	221,949	165,195	2,085,943	296,661
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.24	$14.37	$13.02	$10.67						
Value at end of period	$14.66	$13.24	$14.37	$13.02						
Number of accumulation units outstanding at end of period	16,254	20,304	18,604	11,467						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.44	$9.80	$8.79	$7.55	$10.75	$10.43	$10.01			
Value at end of period	$10.49	$9.44	$9.80	$8.79	$7.55	$10.75	$10.43			
Number of accumulation units outstanding at end of period	0	377	8,639	9,138	9,617	12,005	12,318			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.12	$12.11	$9.77	$7.38	$12.84	$12.36	$10.95	$10.60		
Value at end of period	$14.19	$12.12	$12.11	$9.77	$7.38	$12.84	$12.36	$10.95		
Number of accumulation units outstanding at end of period	34,016	80,425	83,889	97,848	92,114	67,537	54,849	37,433		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$11.14	$10.86	$10.37	$8.82	$12.63	$11.89	$10.66	$9.86	$9.88	
Value at end of period	$12.95	$11.14	$10.86	$10.37	$8.82	$12.63	$11.89	$10.66	$9.86	
Number of accumulation units outstanding at end of period	11,827	32,333	49,508	51,122	42,562	37,755	35,300	27,871	334,842	

CFI 40

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.93	$10.88	$10.53	$9.87						
Value at end of period	$12.42	$11.93	$10.88	$10.53						
Number of accumulation units outstanding at end of period	88,293	91,245	68,048	29,397						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.33	$10.72	$9.65	$7.57	$12.69	$12.14	$11.58	$10.60		
Value at end of period	$11.57	$10.33	$10.72	$9.65	$7.57	$12.69	$12.14	$11.58		
Number of accumulation units outstanding at end of period	4,731	26,265	19,664	19,565	18,623	27,344	32,548	24,246		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.79	$11.19	$9.67	$6.47	$9.99					
Value at end of period	$10.32	$9.79	$11.19	$9.67	$6.47					
Number of accumulation units outstanding at end of period	29,890	33,618	34,817	27,664	10,258					
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.58	$10.22	$9.84	$8.96	$10.14					
Value at end of period	$11.03	$10.58	$10.22	$9.84	$8.96					
Number of accumulation units outstanding at end of period	62,126	74,661	91,689	100,579	56,101					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.74	$10.50	$9.24	$7.08	$12.31	$13.56	$10.46			
Value at end of period	$11.98	$9.74	$10.50	$9.24	$7.08	$12.31	$13.56			
Number of accumulation units outstanding at end of period	17,244	23,704	30,916	36,834	47,537	52,425	29,827			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$18.48	$17.24	$13.75	$10.34	$17.18	$21.33	$15.83	$13.84	$10.48	
Value at end of period	$20.90	$18.48	$17.24	$13.75	$10.34	$17.18	$21.33	$15.83	$13.84	
Number of accumulation units outstanding at end of period	16,148	36,667	53,618	62,196	66,771	111,112	127,173	79,858	518,437	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01	$9.41			
Value at end of period	$10.39	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01			
Number of accumulation units outstanding at end of period	26,106	35,742	49,652	59,452	77,130	68,995	35,084			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04	$10.17			
Value at end of period	$9.72	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04			
Number of accumulation units outstanding at end of period	134,303	128,173	130,063	135,598	120,061	105,739	54,339			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$7.77	$8.73	$8.47							
Value at end of period	$8.97	$7.77	$8.73							
Number of accumulation units outstanding at end of period	0	2,956	931							
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$7.06	$9.72								
Value at end of period	$8.42	$7.06								
Number of accumulation units outstanding at end of period	650	4,044								
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.07	$14.99	$11.92	$8.75	$14.69	$13.10	$11.96	$10.61		
Value at end of period	$14.66	$13.07	$14.99	$11.92	$8.75	$14.69	$13.10	$11.96		
Number of accumulation units outstanding at end of period	20,211	48,979	67,613	89,872	99,606	96,124	55,055	26,266		

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87	$10.01			
Value at end of period	$11.98	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87			
Number of accumulation units outstanding at end of period	138,278	159,866	163,117	162,098	161,738	183,952	44,591			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.47	$9.75	$8.93	$7.21	$11.83	$12.53				
Value at end of period	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83				
Number of accumulation units outstanding at end of period	36,431	50,033	56,162	59,078	65,971	67,823				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.05	$8.33	$7.68	$6.02	$9.56	$10.13				
Value at end of period	$9.14	$8.05	$8.33	$7.68	$6.02	$9.56				
Number of accumulation units outstanding at end of period	42,433	46,234	47,838	72,504	76,982	94,701				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$8.80	$10.79								
Value at end of period	$8.34	$8.80								
Number of accumulation units outstanding at end of period	2,931	20,313								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.02	$19.13	$16.06	$11.93	$20.65	$15.83	$13.32	$9.55		
Value at end of period	$16.18	$17.02	$19.13	$16.06	$11.93	$20.65	$15.83	$13.32		
Number of accumulation units outstanding at end of period	35,234	51,478	65,147	87,775	99,647	83,273	54,351	20,096		
ING GROWTH AND INCOME CORE PORTFOLIO										
(Fund first available during February 2004)										
Value at beginning of period	$10.95	$12.87	$11.81	$8.33	$14.12	$13.45	$11.76	$11.82	$11.08	
Value at end of period	$11.72	$10.95	$12.87	$11.81	$8.33	$14.12	$13.45	$11.76	$11.82	
Number of accumulation units outstanding at end of period	0	0	2,881	2,879	2,880	3,225	3,225	3,314	3,316	
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.50	$9.99								
Value at end of period	$10.72	$9.50								
Number of accumulation units outstanding at end of period	205,789	352,434								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.37	$8.59	$7.71	$6.05	$8.39					
Value at end of period	$9.46	$8.37	$8.59	$7.71	$6.05					
Number of accumulation units outstanding at end of period	57,273	117,467	111,419	78,125	10,866					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.84	$13.58	$12.90	$10.21						
Value at end of period	$13.63	$10.84	$13.58	$12.90						
Number of accumulation units outstanding at end of period	622	1,027	652	3,460						
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$11.22	$11.50	$10.34	$8.58	$14.00	$13.65	$12.20	$11.85	$10.98	$10.00
Value at end of period	$12.54	$11.22	$11.50	$10.34	$8.58	$14.00	$13.65	$12.20	$11.85	$10.98
Number of accumulation units outstanding at end of period	15,320	35,570	61,749	67,372	70,852	75,926	78,473	89,139	689,799	247,476
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$13.53	$14.01	$11.77	$9.14	$15.00	$14.56	$13.62	$12.55	$11.02	$10.00
Value at end of period	$15.54	$13.53	$14.01	$11.77	$9.14	$15.00	$14.56	$13.62	$12.55	$11.02
Number of accumulation units outstanding at end of period	15,115	39,205	63,185	74,621	83,037	89,685	101,582	109,668	340,018	6,185

SD Signature

CFI 42

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.94	$13.34	$11.13	$9.13	$14.05	$15.35	$13.82	$13.14	$11.03	$10.00
Value at end of period	$14.20	$12.94	$13.34	$11.13	$9.13	$14.05	$15.35	$13.82	$13.14	$11.03
Number of accumulation units outstanding at end of period	12,785	27,267	69,145	82,250	95,118	107,718	126,250	120,691	333,675	4,712
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.60	$11.04	$10.30	$9.45	$10.57	$10.21	$10.05	$10.12		
Value at end of period	$12.39	$11.60	$11.04	$10.30	$9.45	$10.57	$10.21	$10.05		
Number of accumulation units outstanding at end of period	163,810	217,827	235,607	234,450	235,008	170,480	99,915	28,438		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.80	$7.93	$7.53	$6.97						
Value at end of period	$7.89	$6.80	$7.93	$7.53						
Number of accumulation units outstanding at end of period	7,760	8,259	10,236	10,039						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.77	$12.27	$10.89	$8.65	$13.91	$14.54	$12.82	$12.65	$11.77	
Value at end of period	$13.67	$11.77	$12.27	$10.89	$8.65	$13.91	$14.54	$12.82	$12.65	
Number of accumulation units outstanding at end of period	21,362	69,240	88,135	92,293	96,753	109,951	103,538	112,835	569,053	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$11.83	$10.78	$9.00	$12.03	$11.89	$10.81	$10.58		
Value at end of period	$12.59	$11.43	$11.83	$10.78	$9.00	$12.03	$11.89	$10.81		
Number of accumulation units outstanding at end of period	8,037	17,710	39,559	52,944	36,345	25,488	21,579	11,911		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.72	$11.19	$10.16	$8.37	$12.61	$12.56	$11.06	$10.09		
Value at end of period	$12.02	$10.72	$11.19	$10.16	$8.37	$12.61	$12.56	$11.06		
Number of accumulation units outstanding at end of period	8,854	31,112	33,934	28,727	36,937	52,623	47,966	19,321		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.25	$10.26								
Value at end of period	$9.75	$9.25								
Number of accumulation units outstanding at end of period	605	606								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.60	$23.24	$19.73	$11.75	$24.62	$18.16	$13.66	$10.88		
Value at end of period	$21.69	$18.60	$23.24	$19.73	$11.75	$24.62	$18.16	$13.66		
Number of accumulation units outstanding at end of period	27,180	42,309	43,415	49,077	80,777	101,163	70,922	18,106		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.20	$15.25	$12.67	$10.30	$15.70	$15.67	$13.74	$12.93	$10.95	$10.00
Value at end of period	$17.86	$15.20	$15.25	$12.67	$10.30	$15.70	$15.67	$13.74	$12.93	$10.95
Number of accumulation units outstanding at end of period	5,195	25,363	70,358	74,803	64,296	71,264	78,916	104,884	70,199	494
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$15.51	$16.06	$12.94	$10.38	$15.14	$15.73	$13.77	$13.63	$11.01	$10.00
Value at end of period	$18.03	$15.51	$16.06	$12.94	$10.38	$15.14	$15.73	$13.77	$13.63	$11.01
Number of accumulation units outstanding at end of period	33,454	65,090	67,936	62,103	57,076	120,218	116,052	82,994	643,342	260,352
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.83									
Value at end of period	$10.27									
Number of accumulation units outstanding at end of period	390,952									

SD Signature

CFI 43

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$13.30	$13.29	$11.88	$8.52	$12.01	$10.98	$10.63	$10.44	$10.37	
Value at end of period	$15.34	$13.30	$13.29	$11.88	$8.52	$12.01	$10.98	$10.63	$10.44	
Number of accumulation units outstanding at end of period	8,863	25,794	20,393	11,137	6,511	2,432	491	492	23,328	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99	$10.04								
Value at end of period	$11.18	$9.99								
Number of accumulation units outstanding at end of period	9,809	10,313								
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$9.84	$10.05	$10.26	$10.45	$10.42	$10.14	$9.89	$9.83	$9.95	$10.00
Value at end of period	$9.64	$9.84	$10.05	$10.26	$10.45	$10.42	$10.14	$9.89	$9.83	$9.95
Number of accumulation units outstanding at end of period	221,737	268,089	298,759	378,665	726,420	346,094	343,155	129,480	971,131	735,857
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.39	$11.83	$10.08	$7.98	$13.66	$12.22	$11.90	$11.16	$9.72	
Value at end of period	$12.55	$11.39	$11.83	$10.08	$7.98	$13.66	$12.22	$11.90	$11.16	
Number of accumulation units outstanding at end of period	18,829	49,414	54,816	67,630	73,428	50,468	40,420	32,303	1,389,051	
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$12.24	$12.30	$11.44	$9.91	$13.04	$12.80	$11.68	$11.59	$10.66	$10.00
Value at end of period	$13.32	$12.24	$12.30	$11.44	$9.91	$13.04	$12.80	$11.68	$11.59	$10.66
Number of accumulation units outstanding at end of period	51,108	100,823	195,232	229,624	246,634	272,042	387,063	351,195	1,640,545	1,114,951
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.66	$15.99	$14.37	$11.05	$18.12	$14.53	$11.34	$10.05		
Value at end of period	$18.48	$16.66	$15.99	$14.37	$11.05	$18.12	$14.53	$11.34		
Number of accumulation units outstanding at end of period	37,034	60,049	82,138	89,756	126,412	93,309	60,816	34,470		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.00	$11.32	$8.90	$6.44	$10.05					
Value at end of period	$12.27	$11.00	$11.32	$8.90	$6.44					
Number of accumulation units outstanding at end of period	4,443	35,580	18,828	2,249	2,296					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.21	$13.31	$11.93	$9.46	$13.52	$12.59	$10.60	$10.03		
Value at end of period	$16.11	$14.21	$13.31	$11.93	$9.46	$13.52	$12.59	$10.60		
Number of accumulation units outstanding at end of period	18,682	42,250	48,374	53,871	42,958	50,451	37,007	21,349		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.44	$14.37	$12.87	$10.76						
Value at end of period	$14.85	$13.44	$14.37	$12.87						
Number of accumulation units outstanding at end of period	6,109	8,463	3,884	314						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$13.07	$11.50	$8.41	$14.40	$13.80	$11.95	$10.06		
Value at end of period	$14.00	$11.75	$13.07	$11.50	$8.41	$14.40	$13.80	$11.95		
Number of accumulation units outstanding at end of period	0	0	11,998	12,664	14,280	15,303	16,563	19,254		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$13.72	$15.30	$13.49	$9.89	$16.97	$16.30	$14.15	$12.76	$11.69	
Value at end of period	$16.30	$13.72	$15.30	$13.49	$9.89	$16.97	$16.30	$14.15	$12.76	
Number of accumulation units outstanding at end of period	15,508	29,283	30,886	35,202	52,619	55,063	30,341	20,531	1,983	

CFI 44

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.99	$14.67	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	$10.00	
Value at end of period	$16.74	$14.99	$14.67	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	
Number of accumulation units outstanding at end of period	52,323	91,354	123,310	123,846	150,254	179,196	167,351	129,455	2,439,916	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during October 2003)										
Value at beginning of period	$14.06	$13.87	$13.16	$11.74	$11.51	$10.79	$10.56	$10.53	$10.25	$10.00
Value at end of period	$14.97	$14.06	$13.87	$13.16	$11.74	$11.51	$10.79	$10.56	$10.53	$10.25
Number of accumulation units outstanding at end of period	491,145	640,563	792,837	802,449	704,740	258,943	217,461	149,508	1,738,298	1,262,012
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93	$10.53		
Value at end of period	$11.43	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93		
Number of accumulation units outstanding at end of period	10,858	14,058	19,026	22,736	22,547	29,366	40,001	11,270		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.62	$11.42	$9.89	$8.07	$12.32	$11.93	$10.84	$10.14		
Value at end of period	$11.54	$10.62	$11.42	$9.89	$8.07	$12.32	$11.93	$10.84		
Number of accumulation units outstanding at end of period	34,408	69,848	86,053	102,019	127,675	119,537	98,085	44,756		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.03	$8.77	$8.30	$8.25						
Value at end of period	$9.54	$9.03	$8.77	$8.30						
Number of accumulation units outstanding at end of period	155,253	202,325	233,462	116,720						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.89	$10.23	$9.36	$9.21						
Value at end of period	$10.94	$9.89	$10.23	$9.36						
Number of accumulation units outstanding at end of period	972,241	1,673,168	1,905,649	2,154,915						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$10.45	$9.62	$9.49						
Value at end of period	$11.19	$10.24	$10.45	$9.62						
Number of accumulation units outstanding at end of period	806,660	1,294,570	1,490,874	1,860,586						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.56	$10.56	$9.85	$9.75						
Value at end of period	$11.40	$10.56	$10.56	$9.85						
Number of accumulation units outstanding at end of period	615,267	1,004,299	1,329,925	1,519,506						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.15	$13.90	$12.62	$10.82						
Value at end of period	$15.82	$14.15	$13.90	$12.62						
Number of accumulation units outstanding at end of period	1,722	4,479	20,094	20,374						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.85	$8.85	$8.07	$6.68	$10.25					
Value at end of period	$9.99	$8.85	$8.85	$8.07	$6.68					
Number of accumulation units outstanding at end of period	42,998	51,017	71,319	71,920	476					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.34	$13.54	$12.45	$10.62						
Value at end of period	$15.14	$13.34	$13.54	$12.45						
Number of accumulation units outstanding at end of period	10,143	19,856	45,520	46,282						

SD Signature

Condensed Financial Information (continued)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period							$11.54	$12.93	$15.93	$15.26
Value at end of period							$12.93	$15.93	$15.26	$17.25
Number of accumulation units outstanding at end of period							25,009	30,405	33,103	28,462
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$6.62	$8.34	$10.20	$9.78
Value at end of period							$8.34	$10.20	$9.78	$11.17
Number of accumulation units outstanding at end of period							5,436	6,199	5,169	793
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period						$10.21	$6.93	$8.58	$10.59	$9.94
Value at end of period						$6.93	$8.58	$10.59	$9.94	$11.27
Number of accumulation units outstanding at end of period						19,857	14,109	11,419	4,621	3,708
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$11.53	$11.92	$13.12	$14.10	$9.03	$11.56	$14.94	$14.71
Value at end of period			$11.92	$13.12	$14.10	$9.03	$11.56	$14.94	$14.71	$16.55
Number of accumulation units outstanding at end of period			902	9,667	9,014	8,682	4,314	4,015	3,743	2,456
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period						$10.09	$7.11	$8.86	$10.76	$10.25
Value at end of period						$7.11	$8.86	$10.76	$10.25	$11.47
Number of accumulation units outstanding at end of period						10,601	23,757	20,836	18,104	10,142
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.50	$10.95	$12.29	$12.56	$8.91	$11.63	$12.98	$13.08
Value at end of period			$10.95	$12.29	$12.56	$8.91	$11.63	$12.98	$13.08	$14.66
Number of accumulation units outstanding at end of period			99,866	543,646	764,082	459,334	440,988	395,506	342,912	229,830
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period		$10.01	$11.13	$11.33	$13.21	$13.33	$8.39	$10.27	$11.56	$11.22
Value at end of period		$11.13	$11.33	$13.21	$13.33	$8.39	$10.27	$11.56	$11.22	$12.87
Number of accumulation units outstanding at end of period		1,619,276	88,815	134,819	140,758	119,346	129,247	120,026	86,745	37,357
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period					$10.42	$10.13	$5.71	$7.98	$9.11	$8.80
Value at end of period					$10.13	$5.71	$7.98	$9.11	$8.80	$10.22
Number of accumulation units outstanding at end of period					1,669	39,585	28,047	29,331	23,768	10,726
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$11.32	$12.36	$15.01	$17.72	$8.76	$11.80	$13.14	$11.28
Value at end of period			$12.36	$15.01	$17.72	$8.76	$11.80	$13.14	$11.28	$13.11
Number of accumulation units outstanding at end of period			4,471	13,614	26,436	42,895	19,487	15,499	19,654	8,505
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period				$9.32	$11.13	$12.56	$7.30	$9.42	$10.02	$8.61
Value at end of period				$11.13	$12.56	$7.30	$9.42	$10.02	$8.61	$10.00
Number of accumulation units outstanding at end of period				14,626	29,168	74,927	64,227	63,805	46,426	83,361
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period			$10.97	$11.44	$13.66	$13.69	$8.09	$10.48	$11.05	$10.20
Value at end of period			$11.44	$13.66	$13.69	$8.09	$10.48	$11.05	$10.20	$12.16
Number of accumulation units outstanding at end of period			649	13,088	26,837	19,249	18,289	20,185	21,749	19,670

SD Signature

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.39	$10.87	$10.49	$10.15	$9.86					
Value at end of period	$11.55	$11.39	$10.87	$10.49	$10.15					
Number of accumulation units outstanding at end of period	10,603	14,109	34,787	31,878	10,749					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.47	$10.99	$9.93	$7.71	$13.13	$13.28	$11.87	$11.12	$9.78	
Value at end of period	$11.59	$10.47	$10.99	$9.93	$7.71	$13.13	$13.28	$11.87	$11.12	
Number of accumulation units outstanding at end of period	391	5,895	7,510	7,819	8,231	8,869	12,313	9,642	3,812	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$7.43	$7.89	$7.61	$6.07						
Value at end of period	$8.37	$7.43	$7.89	$7.61						
Number of accumulation units outstanding at end of period	269	559	1,950	2,730						
PROFUND VP BULL										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$10.60	$10.83	$9.82	$8.07	$13.22	$13.05	$11.72	$11.65	$11.07	
Value at end of period	$11.82	$10.60	$10.83	$9.82	$8.07	$13.22	$13.05	$11.72	$11.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,692	1,691	3,147	3,391	
PROFUND VP EUROPE 30										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.75	$13.18	$13.11	$10.12	$18.46	$16.46	$14.31	$13.52	$11.97	
Value at end of period	$13.42	$11.75	$13.18	$13.11	$10.12	$18.46	$16.46	$14.31	$13.52	
Number of accumulation units outstanding at end of period	0	0	1,110	1,418	1,785	2,074	2,291	2,712	3,092	
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$2.91	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15	$9.50	
Value at end of period	$2.65	$2.91	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15	
Number of accumulation units outstanding at end of period	390	1,707	3,353	4,353	4,656	5,442	8,731	12,070	3,681	

SD Signature

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying financial statements of ING USA Annuity and Life Insurance Company Separate Account B (the "Account"), which comprises the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 3, 2013

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1
Assets					
Investments in mutual funds at fair value	$ 993,488	$ 325	$ 128,890	$ 13	$ 299
Total assets	993,488	325	128,890	13	299
Liabilities					
Payable to related parties	75	-	23	-	-
Total liabilities	75	-	23	-	-
Net assets	$ 993,413	$ 325	$ 128,867	$ 13	$ 299
Total number of mutual fund shares	69,280,864	24,867	8,391,271	968	37,620
Cost of mutual fund shares	$ 928,184	$ 339	$ 143,177	$ 12	$ 283

The accompanying notes are an integral part of these financial statements.

2

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 159,116	$ 670,399	$ 11,060	$ 4,876
Total assets	3	159,116	670,399	11,060	4,876
Liabilities					
Payable to related parties	-	21	66	-	-
Total liabilities	-	21	66	-	-
Net assets	$ 3	$ 159,095	$ 670,333	$ 11,060	$ 4,876
Total number of mutual fund shares	324	8,109,891	25,784,592	606,704	399,691
Cost of mutual fund shares	$ 3	$ 189,411	$ 601,876	$ 7,150	$ 4,714

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,185,699	$ 392,947	$ 14,790	$ 11,030	$ 1,009,153
Total assets	1,185,699	392,947	14,790	11,030	1,009,153
Liabilities					
Payable to related parties	125	30	1	1	106
Total liabilities	125	30	1	1	106
Net assets	$ 1,185,574	$ 392,917	$ 14,789	$ 11,029	$ 1,009,047
Total number of mutual fund shares	91,985,927	35,918,349	1,343,313	1,068,815	62,178,250
Cost of mutual fund shares	$ 1,109,604	$ 286,115	$ 13,654	$ 10,543	$ 1,119,263

The accompanying notes are an integral part of these financial statements.

4

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 185,983	$ 198,656	$ 568,906	$ 69	$ 146,132
Total assets	185,983	198,656	568,906	69	146,132
Liabilities					
Payable to related parties	16	26	50	-	18
Total liabilities	16	26	50	-	18
Net assets	$ 185,967	$ 198,630	$ 568,856	$ 69	$ 146,114
Total number of mutual fund shares	17,078,366	14,914,124	51,954,910	6,292	13,406,612
Cost of mutual fund shares	$ 192,156	$ 161,385	$ 559,157	$ 70	$ 127,424

The accompanying notes are an integral part of these financial statements.

5

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 446,320	$ 130,689	$ 1,935	$ 283,312	$ 20,240
Total assets	446,320	130,689	1,935	283,312	20,240
Liabilities					
Payable to related parties	37	13	-	53	3
Total liabilities	37	13	-	53	3
Net assets	$ 446,283	$ 130,676	$ 1,935	$ 283,259	$ 20,237
Total number of mutual fund shares	42,628,491	11,763,178	173,256	10,438,908	749,891
Cost of mutual fund shares	$ 422,752	$ 105,915	$ 1,627	$ 228,046	$ 17,590

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 160,733	$ 596,416	$ 30,182	$ 483,726	$ 10,260
Total assets	160,733	596,416	30,182	483,726	10,260
Liabilities					
Payable to related parties	15	99	4	46	1
Total liabilities	15	99	4	46	1
Net assets	$ 160,718	$ 596,317	$ 30,178	$ 483,680	$ 10,259
Total number of mutual fund shares	18,182,444	38,778,680	1,973,969	46,918,127	997,066
Cost of mutual fund shares	$ 130,661	$ 528,972	$ 26,511	$ 443,923	$ 9,169

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 176,583	$ 768,338	$ 72,220	$ 410,721	$ 21,588
Total assets	176,583	768,338	72,220	410,721	21,588
Liabilities					
Payable to related parties	16	72	6	59	3
Total liabilities	16	72	6	59	3
Net assets	$ 176,567	$ 768,266	$ 72,214	$ 410,662	$ 21,585
Total number of mutual fund shares	20,485,276	85,276,173	3,970,292	21,940,225	1,160,623
Cost of mutual fund shares	$ 159,150	$ 704,778	$ 79,814	$ 447,732	$ 25,139

The accompanying notes are an integral part of these financial statements.

8

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 373,710	$ 44,652	$ 565,618	$ 26,946	$ 223,987
Total assets	373,710	44,652	565,618	26,946	223,987
Liabilities					
Payable to related parties	66	5	70	3	23
Total liabilities	66	5	70	3	23
Net assets	$ 373,644	$ 44,647	$ 565,548	$ 26,943	$ 223,964
Total number of mutual fund shares	15,841,889	1,904,123	27,167,029	1,306,787	14,630,105
Cost of mutual fund shares	$ 356,075	$ 45,831	$ 519,966	$ 24,254	$ 184,392

The accompanying notes are an integral part of these financial statements.

9

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 33,174	$ 1,901,488	$ 214,566	$ 856	$ 76,891
Total assets	33,174	1,901,488	214,566	856	76,891
Liabilities					
Payable to related parties	4	209	26	-	11
Total liabilities	4	209	26	-	11
Net assets	$ 33,170	$ 1,901,279	$ 214,540	$ 856	$ 76,880
Total number of mutual fund shares	2,183,965	134,191,101	14,686,245	58,889	8,412,544
Cost of mutual fund shares	$ 27,289	$ 1,803,880	$ 197,437	$ 655	$ 70,123

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 62,741	$ 822,886	$ 15,421	$ 405,326	$ 16,540
Total assets	62,741	822,886	15,421	405,326	16,540
Liabilities					
Payable to related parties	14	131	2	84	2
Total liabilities	14	131	2	84	2
Net assets	$ 62,727	$ 822,755	$ 15,419	$ 405,242	$ 16,538
Total number of mutual fund shares	6,145,038	822,886,171	15,420,738	21,525,553	884,955
Cost of mutual fund shares	$ 64,909	$ 822,886	$ 15,421	$ 330,271	$ 13,371

The accompanying notes are an integral part of these financial statements.

11

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 614,174	$ 30,936	$ 460,236	$ 357,557	$ 59,533
Total assets	614,174	30,936	460,236	357,557	59,533
Liabilities					
Payable to related parties	102	4	61	40	7
Total liabilities	102	4	61	40	7
Net assets	$ 614,072	$ 30,932	$ 460,175	$ 357,517	$ 59,526
Total number of mutual fund shares	38,100,132	1,937,119	30,682,396	21,749,227	3,643,375
Cost of mutual fund shares	$ 596,601	$ 31,475	$ 429,376	$ 294,482	$ 48,975

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 49,207	$ 590,793	$ 2,930,217	$ 64,895	$ 45,388
Total assets	49,207	590,793	2,930,217	64,895	45,388
Liabilities					
Payable to related parties	4	66	255	6	6
Total liabilities	4	66	255	6	6
Net assets	$ 49,203	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382
Total number of mutual fund shares	4,389,572	55,577,890	239,985,052	5,345,537	3,967,520
Cost of mutual fund shares	$ 47,082	$ 545,878	$ 2,867,371	$ 62,565	$ 45,005

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 438,357	$ 584,981	$ 4,209,105	$ 2,853,203	$ 1,668,639
Total assets	438,357	584,981	4,209,105	2,853,203	1,668,639
Liabilities					
Payable to related parties	72	56	614	322	175
Total liabilities	72	56	614	322	175
Net assets	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881	$ 1,668,464
Total number of mutual fund shares	38,758,363	61,706,844	372,817,093	248,320,581	144,096,661
Cost of mutual fund shares	$ 419,112	$ 544,421	$ 3,457,821	$ 2,375,532	$ 1,418,866

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,461,723	$ 77,170	$ 645,295	$ 24,317	$ 144,838
Total assets	2,461,723	77,170	645,295	24,317	144,838
Liabilities					
Payable to related parties	295	8	88	3	17
Total liabilities	295	8	88	3	17
Net assets	$ 2,461,428	$ 77,162	$ 645,207	$ 24,314	$ 144,821
Total number of mutual fund shares	98,233,143	3,091,765	49,071,851	1,863,343	12,379,340
Cost of mutual fund shares	$ 2,213,336	$ 71,673	$ 590,428	$ 23,420	$ 155,819

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 243,298	$ 4,627	$ 100	$ 1,828	$ 351,077
Total assets	243,298	4,627	100	1,828	351,077
Liabilities					
Payable to related parties	35	-	-	-	-
Total liabilities	35	-	-	-	-
Net assets	$ 243,263	$ 4,627	$ 100	$ 1,828	$ 351,077
Total number of mutual fund shares	19,448,305	372,256	10,906	151,946	15,145,683
Cost of mutual fund shares	$ 237,589	$ 4,570	$ 119	$ 1,615	$ 250,122

The accompanying notes are an integral part of these financial statements.

16

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 125,010	$ 244,783	$ 8,567	$ 711	$ 5,715
Total assets	125,010	244,783	8,567	711	5,715
Liabilities					
Payable to related parties	11	19	-	-	1
Total liabilities	11	19	-	-	1
Net assets	$ 124,999	$ 244,764	$ 8,567	$ 711	$ 5,714
Total number of mutual fund shares	10,908,387	13,055,071	746,217	23,722	191,771
Cost of mutual fund shares	$ 84,068	$ 206,471	$ 8,363	$ 649	$ 5,812

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 189,092	$ 1,521	$ 176,309	$ 168,053	$ 4,776
Total assets	189,092	1,521	176,309	168,053	4,776
Liabilities					
Payable to related parties	20	19	-	13	1
Total liabilities	20	19	-	13	1
Net assets	$ 189,072	$ 1,502	$ 176,309	$ 168,040	$ 4,775
Total number of mutual fund shares	16,428,471	41,762	4,866,380	10,063,027	317,151
Cost of mutual fund shares	$ 163,261	$ 1,389	$ 152,753	$ 142,410	$ 4,237

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 130,904	$ 5,259	$ 15,403	$ 16,393	$ 9,409
Total assets	130,904	5,259	15,403	16,393	9,409
Liabilities					
Payable to related parties	13	-	-	1	1
Total liabilities	13	-	-	1	1
Net assets	$ 130,891	$ 5,259	$ 15,403	$ 16,392	$ 9,408
Total number of mutual fund shares	8,947,627	431,429	1,358,310	1,410,797	786,736
Cost of mutual fund shares	$ 123,015	$ 4,787	$ 13,871	$ 13,141	$ 8,072

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,283	$ 5,875	$ 8,501	$ 158,188	$ 609,723
Total assets	1,283	5,875	8,501	158,188	609,723
Liabilities					
Payable to related parties	-	-	-	14	74
Total liabilities	-	-	-	14	74
Net assets	$ 1,283	$ 5,875	$ 8,501	$ 158,174	$ 609,649
Total number of mutual fund shares	106,007	532,630	988,474	2,506,544	54,979,560
Cost of mutual fund shares	$ 1,139	$ 5,499	$ 5,829	$ 146,691	$ 532,124

The accompanying notes are an integral part of these financial statements.

20

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,383
Total assets	5,110	1,560	505	1,042	1,198,383
Liabilities					
Payable to related parties	-	-	-	-	131
Total liabilities	-	-	-	-	131
Net assets	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,252
Total number of mutual fund shares	524,668	141,051	46,244	94,763	49,316,153
Cost of mutual fund shares	$ 5,270	$ 1,541	$ 525	$ 988	$ 1,098,809

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Assets					
Investments in mutual funds at fair value	$ 65	$ 701,339	$ 3,515	$ 1,696	$ 6,922
Total assets	65	701,339	3,515	1,696	6,922
Liabilities					
Payable to related parties	-	118	-	-	1
Total liabilities	-	118	-	-	1
Net assets	$ 65	$ 701,221	$ 3,515	$ 1,696	$ 6,921
Total number of mutual fund shares	2,647	28,837,959	455,911	221,363	725,568
Cost of mutual fund shares	$ 63	$ 581,236	$ 3,904	$ 1,982	$ 7,086

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 23,807	$ 186,226	$ 8,829	$ 2,261	$ 52,714
Total assets	23,807	186,226	8,829	2,261	52,714
Liabilities					
Payable to related parties	7	21	1	-	4
Total liabilities	7	21	1	-	4
Net assets	$ 23,800	$ 186,205	$ 8,828	$ 2,261	$ 52,710
Total number of mutual fund shares	2,402,368	34,939,219	891,796	184,590	3,714,855
Cost of mutual fund shares	$ 24,218	$ 188,992	$ 8,128	$ 2,204	$ 51,079

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 120,491	$ 108,190	$ 81,430	$ 45,023	$ 4,665
Total assets	120,491	108,190	81,430	45,023	4,665
Liabilities					
Payable to related parties	19	13	10	4	1
Total liabilities	19	13	10	4	1
Net assets	$ 120,472	$ 108,177	$ 81,420	$ 45,019	$ 4,664
Total number of mutual fund shares	7,906,217	6,161,156	5,315,306	5,353,460	498,963
Cost of mutual fund shares	$ 118,964	$ 102,969	$ 79,728	$ 43,065	$ 4,846

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 152,883	$ 330,068	$ 61,927	$ 246,598	$ 123,550
Total assets	152,883	330,068	61,927	246,598	123,550
Liabilities					
Payable to related parties	23	59	5	44	8
Total liabilities	23	59	5	44	8
Net assets	$ 152,860	$ 330,009	$ 61,922	$ 246,554	$ 123,542
Total number of mutual fund shares	9,149,177	30,088,282	4,354,921	13,460,566	9,995,967
Cost of mutual fund shares	$ 127,254	$ 269,005	$ 57,774	$ 180,685	$ 116,116

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 151,314	$ 82,215	$ 241,749	$ 176,345	$ 6,905
Total assets	151,314	82,215	241,749	176,345	6,905
Liabilities					
Payable to related parties	14	6	25	17	-
Total liabilities	14	6	25	17	-
Net assets	$ 151,300	$ 82,209	$ 241,724	$ 176,328	$ 6,905
Total number of mutual fund shares	11,839,889	4,248,830	22,097,739	21,427,048	826,951
Cost of mutual fund shares	$ 144,806	$ 71,876	$ 241,275	$ 143,598	$ 8,051

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 349,433	$ 58,288	$ 73	$ 65	$ 1,478
Total assets	349,433	58,288	73	65	1,478
Liabilities					
Payable to related parties	66	10	-	-	-
Total liabilities	66	10	-	-	-
Net assets	$ 349,367	$ 58,278	$ 73	$ 65	$ 1,478
Total number of mutual fund shares	27,798,939	2,693,511	4,759	10,879	74,033
Cost of mutual fund shares	$ 285,764	$ 49,128	$ 77	$ 63	$ 1,003

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 14,814	$ 13,428	$ 11,204	$ 6,720	$ 5,178
Total assets	14,814	13,428	11,204	6,720	5,178
Liabilities					
Payable to related parties	-	-	3	1	1
Total liabilities	-	-	3	1	1
Net assets	$ 14,814	$ 13,428	$ 11,201	$ 6,719	$ 5,177
Total number of mutual fund shares	1,039,548	621,675	379,529	311,235	741,864
Cost of mutual fund shares	$ 13,947	$ 11,704	$ 11,612	$ 8,073	$ 12,318

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 16,728	$ 1,122	$ 1,443	$ 747	$ 233
Total assets	16,728	1,122	1,443	747	233
Liabilities					
Payable to related parties	3	-	-	-	-
Total liabilities	3	-	-	-	-
Net assets	$ 16,725	$ 1,122	$ 1,443	$ 747	$ 233
Total number of mutual fund shares	461,085	44,645	107,139	51,088	29,522
Cost of mutual fund shares	$ 17,157	$ 870	$ 1,346	$ 695	$ 179

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Assets	
Investments in mutual funds	
at fair value	$ 712
Total assets	712
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 712
Total number of mutual fund shares	65,786
Cost of mutual fund shares	$ 663

The accompanying notes are an integral part of these financial statements.

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 30	$ 14,487	$ 7	$ 373	$ -
Total investment income	30	14,487	7	373	-
Expenses:					
Mortality, expense risk and other charges	103	18,048	5	2,316	-
Annual administrative charges	(1)	155	-	45	-
Contingent deferred sales charges	2	362	-	52	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	43	8,602	-	1,121	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	147	27,167	5	3,534	-
Net investment income (loss)	(117)	(12,680)	2	(3,161)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,876	55,930	(1)	(2,841)	-
Capital gains distributions	-	3,265	-	5,992	-
Total realized gain (loss) on investments and capital gains distributions	1,876	59,195	(1)	3,151	-
Net unrealized appreciation (depreciation) of investments	1,714	25,261	31	10,402	1
Net realized and unrealized gain (loss) on investments	3,590	84,456	30	13,553	1
Net increase (decrease) in net assets resulting from operations	$ 3,473	$ 71,776	$ 32	$ 10,392	$ 1

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 4,547	$ 7,472	$ 88
Total investment income	-	-	4,547	7,472	88
Expenses:					
Mortality, expense risk and other charges	5	-	2,700	11,448	122
Annual administrative charges	-	-	45	141	1
Contingent deferred sales charges	-	-	72	347	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	1,107	4,801	58
Amortization of deferred charges	-	-	-	-	-
Total expenses	5	-	3,924	16,737	182
Net investment income (loss)	(5)	-	623	(9,265)	(94)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	(6,170)	(37,161)	(138)
Capital gains distributions	-	-	10,260	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	4,090	(37,161)	(138)
Net unrealized appreciation (depreciation) of investments	54	-	16,690	132,644	1,986
Net realized and unrealized gain (loss) on investments	55	-	20,780	95,483	1,848
Net increase (decrease) in net assets resulting from operations	$ 50	$ -	$ 21,403	$ 86,218	$ 1,754

The accompanying notes are an integral part of these financial statements.

32

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 149	$ 50,880	$ 4,867	$ 156	$ 1,354
Total investment income	149	50,880	4,867	156	1,354
Expenses:					
Mortality, expense risk and other charges	62	20,021	6,283	179	18,925
Annual administrative charges	1	263	65	3	42
Contingent deferred sales charges	-	847	247	6	652
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8	8,124	3,012	73	8,431
Amortization of deferred charges	-	-	-	-	-
Total expenses	71	29,255	9,607	261	28,050
Net investment income (loss)	78	21,625	(4,740)	(105)	(26,696)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(213)	(9,267)	3,338	(11)	(46,498)
Capital gains distributions	-	-	947	10	39,311
Total realized gain (loss) on investments and capital gains distributions	(213)	(9,267)	4,285	(1)	(7,187)
Net unrealized appreciation (depreciation) of investments	754	63,614	43,813	1,427	150,180
Net realized and unrealized gain (loss) on investments	541	54,347	48,098	1,426	142,993
Net increase (decrease) in net assets resulting from operations	$ 619	$ 75,972	$ 43,358	$ 1,321	$ 116,297

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 126	$ 13,479	$ 2,625	$ 4,727	$ 333
Total investment income	126	13,479	2,625	4,727	333
Expenses:					
Mortality, expense risk and other charges	124	17,180	3,166	3,657	328
Annual administrative charges	2	217	32	11	1
Contingent deferred sales charges	5	521	79	111	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	60	7,484	1,587	1,566	171
Amortization of deferred charges	-	-	-	-	-
Total expenses	191	25,402	4,864	5,345	504
Net investment income (loss)	(65)	(11,923)	(2,239)	(618)	(171)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(62)	(65,844)	651	(207,064)	(16,017)
Capital gains distributions	21	-	14,283	-	-
Total realized gain (loss) on investments and capital gains distributions	(41)	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation) of investments	877	211,784	5,035	212,846	16,511
Net realized and unrealized gain (loss) on investments	836	145,940	19,969	5,782	494
Net increase (decrease) in net assets resulting from operations	$ 771	$ 134,017	$ 17,730	$ 5,164	$ 323

The accompanying notes are an integral part of these financial statements.

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 1,387	$ 3,582	$ -	$ 724	$ 11,913
Total investment income	1,387	3,582	-	724	11,913
Expenses:					
Mortality, expense risk					
and other charges	3,362	9,271	1	2,613	7,522
Annual administrative charges	55	100	-	40	75
Contingent deferred sales charges	115	680	-	82	425
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,440	4,065	-	1,075	3,573
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,972	14,116	1	3,810	11,595
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)	318
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,696	6,960	(13)	13,265	12,152
Capital gains distributions	2,910	27,469	-	-	11,677
Total realized gain (loss) on investments					
and capital gains distributions	5,606	34,429	(13)	13,265	23,829
Net unrealized appreciation					
(depreciation) of investments	25,003	(5,449)	31	5,868	(7,352)
Net realized and unrealized gain (loss)					
on investments	30,609	28,980	18	19,133	16,477
Net increase (decrease) in net assets					
resulting from operations	$ 27,024	$ 18,446	$ 17	$ 16,047	$ 16,795

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 690	$ 7	$ 2,853	$ 181	$ 3,373
Total investment income	690	7	2,853	181	3,373
Expenses:					
Mortality, expense risk and other charges	2,167	34	5,119	372	2,671
Annual administrative charges	28	-	113	5	30
Contingent deferred sales charges	86	-	178	5	98
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	977	18	1,854	189	1,350
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,258	52	7,264	571	4,149
Net investment income (loss)	(2,568)	(45)	(4,411)	(390)	(776)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,587)	(105)	(22,078)	(884)	(3,040)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,587)	(105)	(22,078)	(884)	(3,040)
Net unrealized appreciation (depreciation) of investments	32,157	529	62,236	3,677	26,004
Net realized and unrealized gain (loss) on investments	28,570	424	40,158	2,793	22,964
Net increase (decrease) in net assets resulting from operations	$ 26,002	$ 379	$ 35,747	$ 2,403	$ 22,188

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3,640	$ 146	$ 28,040	$ 552	$ 2,755
Total investment income	3,640	146	28,040	552	2,755
Expenses:					
Mortality, expense risk					
and other charges	10,829	554	8,292	171	3,091
Annual administrative charges	210	8	99	2	35
Contingent deferred sales charges	243	4	280	1	89
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,889	280	3,052	82	1,266
Amortization of deferred charges	-	-	-	-	-
Total expenses	15,171	846	11,723	256	4,481
Net investment income (loss)	(11,531)	(700)	16,317	296	(1,726)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,507	291	(6,867)	163	(4,250)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,507	291	(6,867)	163	(4,250)
Net unrealized appreciation					
(depreciation) of investments	80,705	3,685	34,961	411	24,395
Net realized and unrealized gain (loss)					
on investments	82,212	3,976	28,094	574	20,145
Net increase (decrease) in net assets					
resulting from operations	$ 70,681	$ 3,276	$ 44,411	$ 870	$ 18,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 28,104	$ 499	$ 3,410	$ 138	$ 7,104
Total investment income	28,104	499	3,410	138	7,104
Expenses:					
Mortality, expense risk and other charges	12,875	1,481	7,804	410	6,716
Annual administrative charges	167	14	119	5	140
Contingent deferred sales charges	560	50	295	4	100
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,228	699	3,416	215	1,722
Amortization of deferred charges	-	-	-	-	-
Total expenses	19,830	2,244	11,634	634	8,678
Net investment income (loss)	8,274	(1,745)	(8,224)	(496)	(1,574)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	97,911	5,143	9,264	(289)	55,203
Net realized and unrealized gain (loss) on investments	84,626	(4,206)	(16,303)	(838)	47,039
Net increase (decrease) in net assets resulting from operations	$ 92,900	$ (5,951)	$ (24,527)	$ (1,334)	$ 45,465

The accompanying notes are an integral part of these financial statements.

38

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 748	$ -	$ -	$ 376	$ 4
Total investment income	748	-	-	376	4
Expenses:					
Mortality, expense risk and other charges	831	9,426	472	4,086	604
Annual administrative charges	10	146	6	50	9
Contingent deferred sales charges	6	322	6	112	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	387	4,150	237	1,810	309
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,234	14,044	721	6,058	929
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)	(925)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(613)	(21,331)	628	20,877	569
Capital gains distributions	-	13,496	664	-	-
Total realized gain (loss) on investments and capital gains distributions	(613)	(7,835)	1,292	20,877	569
Net unrealized appreciation (depreciation) of investments	5,962	99,394	3,295	17,881	5,071
Net realized and unrealized gain (loss) on investments	5,349	91,559	4,587	38,758	5,640
Net increase (decrease) in net assets resulting from operations	$ 4,863	$ 77,515	$ 3,866	$ 33,076	$ 4,715

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 153	$ 1,020	$ 4	$ 1,657	$ 542
Total investment income	153	1,020	4	1,657	542
Expenses:					
Mortality, expense risk and other charges	15,069	4,403	16	1,343	1,122
Annual administrative charges	400	55	-	24	31
Contingent deferred sales charges	428	132	-	80	9
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,769	1,957	8	455	117
Amortization of deferred charges	-	-	-	-	-
Total expenses	22,666	6,547	24	1,902	1,279
Net investment income (loss)	(22,513)	(5,527)	(20)	(245)	(737)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,760	14,316	13	2,597	(1,426)
Capital gains distributions	215	2,341	8	-	-
Total realized gain (loss) on investments and capital gains distributions	4,975	16,657	21	2,597	(1,426)
Net unrealized appreciation (depreciation) of investments	97,608	20,382	111	6,005	1,929
Net realized and unrealized gain (loss) on investments	102,583	37,039	132	8,602	503
Net increase (decrease) in net assets resulting from operations	$ 80,070	$ 31,512	$ 112	$ 8,357	$ (234)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,714	$ 42	$ 15,224
Total investment income	-	-	1,714	42	15,224
Expenses:					
Mortality, expense risk					
and other charges	14,291	293	7,653	307	10,812
Annual administrative charges	292	5	181	4	216
Contingent deferred sales charges	2,437	27	141	2	246
Minimum death benefit guarantee charges	1	-	-	-	-
Other contract charges	4,523	124	2,323	155	3,189
Amortization of deferred charges	-	-	-	-	-
Total expenses	21,544	449	10,298	468	14,463
Net investment income (loss)	(21,544)	(449)	(8,584)	(426)	761
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	33,265	509	(16,289)
Capital gains distributions	59	1	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	59	1	33,265	509	(16,289)
Net unrealized appreciation					
(depreciation) of investments	-	-	15,787	1,441	68,715
Net realized and unrealized gain (loss)					
on investments	59	1	49,052	1,950	52,426
Net increase (decrease) in net assets					
resulting from operations	$ (21,485)	$ (448)	$ 40,468	$ 1,524	$ 53,187

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 696	$ 14,169	$ 6,001	$ 914	$ 1,300
Total investment income	696	14,169	6,001	914	1,300
Expenses:					
Mortality, expense risk and other charges	571	8,046	6,351	1,110	839
Annual administrative charges	7	122	86	16	7
Contingent deferred sales charges	7	442	166	13	27
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	3,461	2,771	528	430
Amortization of deferred charges	-	-	-	-	-
Total expenses	866	12,071	9,374	1,667	1,303
Net investment income (loss)	(170)	2,098	(3,373)	(753)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(588)	(15,205)	(3,182)	1,602	1,096
Capital gains distributions	-	-	17,066	2,905	51
Total realized gain (loss) on investments and capital gains distributions	(588)	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	3,125	58,800	31,806	3,375	3,600
Net realized and unrealized gain (loss) on investments	2,537	43,595	45,690	7,882	4,747
Net increase (decrease) in net assets resulting from operations	$ 2,367	$ 45,693	$ 42,317	$ 7,129	$ 4,744

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 35,952	$ 95,175	$ 2,078	$ 593	$ 3,980
Total investment income	35,952	95,175	2,078	593	3,980
Expenses:					
Mortality, expense risk and other charges	9,922	48,485	1,173	815	7,883
Annual administrative charges	146	525	13	13	148
Contingent deferred sales charges	290	1,717	12	24	220
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,358	20,401	528	339	3,051
Amortization of deferred charges	-	-	-	-	-
Total expenses	13,716	71,128	1,726	1,191	11,302
Net investment income (loss)	22,236	24,047	352	(598)	(7,322)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	938	29,270	190	(366)	1,672
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	938	29,270	190	(366)	1,672
Net unrealized appreciation (depreciation) of investments	36,790	110,960	3,141	4,477	43,206
Net realized and unrealized gain (loss) on investments	37,728	140,230	3,331	4,111	44,878
Net increase (decrease) in net assets resulting from operations	$ 59,964	$ 164,277	$ 3,683	$ 3,513	$ 37,556

The accompanying notes are an integral part of these financial statements.

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17,018	$ 99,416	$ 73,572	$ 53,048	$ 38,021
Total investment income	17,018	99,416	73,572	53,048	38,021
Expenses:					
Mortality, expense risk and other charges	9,768	73,682	50,058	29,220	42,083
Annual administrative charges	113	1,264	684	367	624
Contingent deferred sales charges	368	2,642	1,910	1,056	1,150
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,323	37,328	21,804	12,177	16,144
Amortization of deferred charges	-	-	-	-	(2)
Total expenses	14,572	114,916	74,456	42,820	59,999
Net investment income (loss)	2,446	(15,500)	(884)	10,228	(21,978)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,021	65,751	48,345	25,815	16,492
Capital gains distributions	7,226	-	-	-	68,436
Total realized gain (loss) on investments and capital gains distributions	19,247	65,751	48,345	25,815	84,928
Net unrealized appreciation (depreciation) of investments	6,886	348,163	195,022	85,932	206,957
Net realized and unrealized gain (loss) on investments	26,133	413,914	243,367	111,747	291,885
Net increase (decrease) in net assets resulting from operations	$ 28,579	$ 398,414	$ 242,483	$ 121,975	$ 269,907

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,094	$ 12,494	$ 447	$ 392	$ 4,336
Total investment income	1,094	12,494	447	392	4,336
Expenses:					
Mortality, expense risk					
and other charges	1,382	11,286	434	2,497	3,984
Annual administrative charges	17	185	7	37	72
Contingent deferred sales charges	18	309	4	57	82
Minimum death benefit guarantee charges	-	1	-	-	-
Other contract charges	675	4,338	221	1,103	1,393
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	2,092	16,118	666	3,694	5,531
Net investment income (loss)	(998)	(3,624)	(219)	(3,302)	(1,195)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	(580)	(267)	(15,703)	(863)
Capital gains distributions	2,177	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,207	(580)	(267)	(15,703)	(863)
Net unrealized appreciation					
(depreciation) of investments	6,940	93,445	3,585	38,693	42,699
Net realized and unrealized gain (loss)					
on investments	9,147	92,865	3,318	22,990	41,836
Net increase (decrease) in net assets					
resulting from operations	$ 8,149	$ 89,241	$ 3,099	$ 19,688	$ 40,641

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 2	$ 20	$ -	$ 305
Total investment income	75	2	20	-	305
Expenses:					
Mortality, expense risk and other charges	77	1	19	5,922	2,214
Annual administrative charges	1	-	-	69	23
Contingent deferred sales charges	-	-	2	176	76
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	40	-	10	2,637	992
Amortization of deferred charges	-	-	-	-	-
Total expenses	118	1	31	8,804	3,305
Net investment income (loss)	(43)	1	(11)	(8,804)	(3,000)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(89)	(25)	209	26,578	1,735
Capital gains distributions	-	-	133	-	-
Total realized gain (loss) on investments and capital gains distributions	(89)	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation) of investments	837	40	(75)	34,570	14,966
Net realized and unrealized gain (loss) on investments	748	15	267	61,148	16,701
Net increase (decrease) in net assets resulting from operations	$ 705	$ 16	$ 256	$ 52,344	$ 13,701

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 717	$ 506	$ 3	$ 5	$ 2,293
Total investment income	717	506	3	5	2,293
Expenses:					
Mortality, expense risk and other charges	4,311	86	11	91	3,253
Annual administrative charges	39	1	-	1	42
Contingent deferred sales charges	108	-	-	1	128
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,804	22	-	39	1,414
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,262	109	11	132	4,837
Net investment income (loss)	(5,545)	397	(8)	(127)	(2,544)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,582)	27	59	(157)	(4,783)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,582)	27	59	(157)	(4,783)
Net unrealized appreciation (depreciation) of investments	32,595	113	17	689	34,064
Net realized and unrealized gain (loss) on investments	28,013	140	76	532	29,281
Net increase (decrease) in net assets resulting from operations	$ 22,468	$ 537	$ 68	$ 405	$ 26,737

The accompanying notes are an integral part of these financial statements.

47

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 3,347	$ 1,130	$ 63	$ 1,242
Total investment income	36	3,347	1,130	63	1,242
Expenses:					
Mortality, expense risk and other charges	12	3,067	2,606	57	1,992
Annual administrative charges	(2)	43	28	1	26
Contingent deferred sales charges	-	76	83	-	69
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	1,226	1,136	1	826
Amortization of deferred charges	-	-	-	-	-
Total expenses	10	4,412	3,853	59	2,913
Net investment income (loss)	26	(1,065)	(2,723)	4	(1,671)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(1,338)	8,079	144	(6,479)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14	(1,338)	8,079	144	(6,479)
Net unrealized appreciation (depreciation) of investments	138	19,826	17,490	758	28,311
Net realized and unrealized gain (loss) on investments	152	18,488	25,569	902	21,832
Net increase (decrease) in net assets resulting from operations	$ 178	$ 17,423	$ 22,846	$ 906	$ 20,161

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 627	$ 447	$ 217	$ 22
Total investment income	173	627	447	217	22
Expenses:					
Mortality, expense risk and other charges	59	163	176	110	14
Annual administrative charges	-	1	1	1	-
Contingent deferred sales charges	1	2	-	3	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	12	86	102	65	8
Amortization of deferred charges	-	-	-	-	-
Total expenses	72	252	279	179	22
Net investment income (loss)	101	375	168	38	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	90	(107)	(147)	(202)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	90	(107)	(147)	(202)	(6)
Net unrealized appreciation (depreciation) of investments	187	1,154	1,830	1,404	157
Net realized and unrealized gain (loss) on investments	277	1,047	1,683	1,202	151
Net increase (decrease) in net assets resulting from operations	$ 378	$ 1,422	$ 1,851	$ 1,240	$ 151

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 269	$ 21	$ -	$ 8,343	$ 36
Total investment income	269	21	-	8,343	36
Expenses:					
Mortality, expense risk and other charges	64	97	2,669	6,557	85
Annual administrative charges	-	1	31	139	1
Contingent deferred sales charges	2	1	86	167	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	22	52	1,140	2,835	33
Amortization of deferred charges	-	-	-	-	-
Total expenses	88	151	3,926	9,698	123
Net investment income (loss)	181	(130)	(3,926)	(1,355)	(87)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(64)	898	16,982	10,412	(81)
Capital gains distributions	-	749	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(64)	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation) of investments	348	(250)	2,522	85,080	703
Net realized and unrealized gain (loss) on investments	284	1,397	19,504	95,492	622
Net increase (decrease) in net assets resulting from operations	$ 465	$ 1,267	$ 15,578	$ 94,137	$ 535

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 35	$ 5	$ 17	$ 16,562	$ 1
Total investment income	35	5	17	16,562	1
Expenses:					
Mortality, expense risk and other charges	14	6	10	21,452	1
Annual administrative charges	-	-	-	279	-
Contingent deferred sales charges	-	-	-	739	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	3	9,163	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	14	6	13	31,633	1
Net investment income (loss)	21	(1)	4	(15,071)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(12)	(32)	11,380	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	(12)	(32)	11,380	(1)
Net unrealized appreciation (depreciation) of investments	139	73	143	144,912	11
Net realized and unrealized gain (loss) on investments	123	61	111	156,292	10
Net increase (decrease) in net assets resulting from operations	$ 144	$ 60	$ 115	$ 141,221	$ 10

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 11,087	$ 113	$ 32	$ 66	$ 48
Total investment income	11,087	113	32	66	48
Expenses:					
Mortality, expense risk and other charges	12,727	17	19	31	32
Annual administrative charges	251	-	-	-	-
Contingent deferred sales charges	272	-	1	5	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,697	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	17,947	17	20	36	32
Net investment income (loss)	(6,860)	96	12	30	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14,051	(921)	(384)	(431)	(380)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14,051	(921)	(384)	(431)	(380)
Net unrealized appreciation (depreciation) of investments	81,107	813	345	363	323
Net realized and unrealized gain (loss) on investments	95,158	(108)	(39)	(68)	(57)
Net increase (decrease) in net assets resulting from operations	$ 88,298	$ (12)	$ (27)	$ (38)	$ (41)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 40	$ 171	$ 734	$ -
Total investment income	75	40	171	734	-
Expenses:					
Mortality, expense risk and other charges	72	30	136	461	3,613
Annual administrative charges	1	-	5	13	47
Contingent deferred sales charges	-	1	-	1	132
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	1,695
Amortization of deferred charges	-	-	-	-	-
Total expenses	73	31	141	475	5,487
Net investment income (loss)	2	9	30	259	(5,487)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(135)	(42)	(127)	(95)	11,694
Capital gains distributions	-	-	-	-	13,023
Total realized gain (loss) on investments and capital gains distributions	(135)	(42)	(127)	(95)	24,717
Net unrealized appreciation (depreciation) of investments	42	13	(65)	(692)	(10,575)
Net realized and unrealized gain (loss) on investments	(93)	(29)	(192)	(787)	14,142
Net increase (decrease) in net assets resulting from operations	$ (91)	$ (20)	$ (162)	$ (528)	$ 8,655

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 152	$ 59	$ 500	$ 1,706	$ 697
Total investment income	152	59	500	1,706	697
Expenses:					
Mortality, expense risk and other charges	94	42	806	1,974	1,831
Annual administrative charges	2	1	9	47	28
Contingent deferred sales charges	3	2	34	22	37
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	45	41	403	656	735
Amortization of deferred charges	-	-	-	-	-
Total expenses	144	86	1,252	2,699	2,631
Net investment income (loss)	8	(27)	(752)	(993)	(1,934)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(873)	(120)	83	(4,899)	(2,138)
Capital gains distributions	-	120	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(873)	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	1,533	275	10,712	20,112	19,187
Net realized and unrealized gain (loss) on investments	660	275	10,795	15,213	17,049
Net increase (decrease) in net assets resulting from operations	$ 668	$ 248	$ 10,043	$ 14,220	$ 15,115

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 243	$ 1,104	$ 52	$ 1,621	$ 7,074
Total investment income	243	1,104	52	1,621	7,074
Expenses:					
Mortality, expense risk and other charges	1,403	709	109	2,892	5,555
Annual administrative charges	20	9	-	50	130
Contingent deferred sales charges	26	26	1	68	115
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	583	295	19	1,252	1,510
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,032	1,039	129	4,262	7,310
Net investment income (loss)	(1,789)	65	(77)	(2,641)	(236)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,524)	(409)	(1,089)	17,997	24,920
Capital gains distributions	-	-	380	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,524)	(409)	(709)	17,997	24,920
Net unrealized appreciation (depreciation) of investments	11,823	6,298	947	1,029	11,948
Net realized and unrealized gain (loss) on investments	9,299	5,889	238	19,026	36,868
Net increase (decrease) in net assets resulting from operations	$ 7,510	$ 5,954	$ 161	$ 16,385	$ 36,632

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 683	$ 875	$ 1,053	$ 972	$ 132
Total investment income	683	875	1,053	972	132
Expenses:					
Mortality, expense risk					
and other charges	813	4,449	1,950	2,635	1,532
Annual administrative charges	11	94	17	30	14
Contingent deferred sales charges	75	105	69	75	33
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	1,392	834	1,129	681
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,180	6,040	2,870	3,869	2,260
Net investment income (loss)	(497)	(5,165)	(1,817)	(2,897)	(2,128)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,597	16,044	5,011	8,075	3,953
Capital gains distributions	-	-	4,074	7,527	3,341
Total realized gain (loss) on investments					
and capital gains distributions	1,597	16,044	9,085	15,602	7,294
Net unrealized appreciation					
(depreciation) of investments	4,987	19,064	6,729	5,105	4,427
Net realized and unrealized gain (loss)					
on investments	6,584	35,108	15,814	20,707	11,721
Net increase (decrease) in net assets					
resulting from operations	$ 6,087	$ 29,943	$ 13,997	$ 17,810	$ 9,593

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4,997	$ 6,923	$ 159	$ 1,455	$ -
Total investment income	4,997	6,923	159	1,455	-
Expenses:					
Mortality, expense risk and other charges	4,279	2,963	72	6,378	1,018
Annual administrative charges	48	32	1	144	22
Contingent deferred sales charges	124	87	-	142	19
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,882	1,493	33	2,143	439
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,333	4,575	106	8,807	1,498
Net investment income (loss)	(1,336)	2,348	53	(7,352)	(1,498)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,825	(2,729)	(1,058)	16,569	2,674
Capital gains distributions	5,749	-	-	9,736	5,949
Total realized gain (loss) on investments and capital gains distributions	10,574	(2,729)	(1,058)	26,305	8,623
Net unrealized appreciation (depreciation) of investments	(6,800)	20,189	2,097	19,276	(270)
Net realized and unrealized gain (loss) on investments	3,774	17,460	1,039	45,581	8,353
Net increase (decrease) in net assets resulting from operations	$ 2,438	$ 19,808	$ 1,092	$ 38,229	$ 6,855

The accompanying notes are an integral part of these financial statements.

57

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 5	$ 5	$ 148
Total investment income	2	-	5	5	148
Expenses:					
Mortality, expense risk and other charges	1	-	1	14	144
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	-	-	-	-	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	7	41
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	-	1	21	187
Net investment income (loss)	1	-	4	(16)	(39)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(18)	(4)	67	459
Capital gains distributions	-	-	-	-	772
Total realized gain (loss) on investments and capital gains distributions	(2)	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	12	20	10	169	(223)
Net realized and unrealized gain (loss) on investments	10	2	6	236	1,008
Net increase (decrease) in net assets resulting from operations	$ 11	$ 2	$ 10	$ 220	$ 969

The accompanying notes are an integral part of these financial statements.

58

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Net investment income (loss)					
Income:					
Dividends	$ 524	$ -	$ 226	$ -	$ -
Total investment income	524	-	226	-	-
Expenses:					
Mortality, expense risk					
and other charges	148	214	117	96	205
Annual administrative charges	1	7	3	2	7
Contingent deferred sales charges	2	4	2	2	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	57	96	51	36	89
Amortization of deferred charges	-	-	-	-	-
Total expenses	208	321	173	136	306
Net investment income (loss)	316	(321)	53	(136)	(306)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(633)	(172)	(654)	(1,612)	(94)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(633)	(172)	(654)	(1,612)	(94)
Net unrealized appreciation					
(depreciation) of investments	1,476	1,762	1,444	1,213	(429)
Net realized and unrealized gain (loss)					
on investments	843	1,590	790	(399)	(523)
Net increase (decrease) in net assets					
resulting from operations	$ 1,159	$ 1,269	$ 843	$ (535)	$ (829)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ 24	$ 11	$ -	$ 12
Total investment income	-	24	11	-	12
Expenses:					
Mortality, expense risk and other charges	25	31	15	6	14
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	7	15	3	2	6
Amortization of deferred charges	-	-	-	-	-
Total expenses	32	46	18	8	20
Net investment income (loss)	(32)	(22)	(7)	(8)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	93	29	(16)	(20)	18
Capital gains distributions	84	-	-	16	15
Total realized gain (loss) on investments and capital gains distributions	177	29	(16)	(4)	33
Net unrealized appreciation (depreciation) of investments	64	189	142	32	4
Net realized and unrealized gain (loss) on investments	241	218	126	28	37
Net increase (decrease) in net assets resulting from operations	$ 209	$ 196	$ 119	$ 20	$ 29

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net assets at January 1, 2011	$ 20,497	$ 1,153,042	$ 303	$ 162,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(414)	(3,123)	4	(2,655)
Total realized gain (loss) on investments				
and capital gains distributions	(1,800)	76,307	(4)	15,972
Net unrealized appreciation (depreciation)				
of investments	1,068	(139,537)	(5)	(26,358)
Net increase (decrease) in net assets from operations	(1,146)	(66,353)	(5)	(13,041)
Changes from principal transactions:				
Premiums	1	13,377	-	30
Death Benefits	(221)	(7,414)	(3)	(1,361)
Surrenders and withdrawals	(1,688)	(57,125)	(14)	(10,266)
Transfers between Divisions				
(including fixed account), net	(945)	46,569	(2)	(5,088)
Increase (decrease) in net assets derived from				
principal transactions	(2,853)	(4,593)	(19)	(16,685)
Total increase (decrease) in net assets	(3,999)	(70,946)	(24)	(29,726)
Net assets at December 31, 2011	16,498	1,082,096	279	132,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(117)	(12,680)	2	(3,161)
Total realized gain (loss) on investments				
and capital gains distributions	1,876	59,195	(1)	3,151
Net unrealized appreciation (depreciation)				
of investments	1,714	25,261	31	10,402
Net increase (decrease) in net assets from operations	3,473	71,776	32	10,392
Changes from principal transactions:				
Premiums	-	9,239	-	26
Death Benefits	(57)	(8,386)	-	(1,234)
Surrenders and withdrawals	(479)	(50,053)	(2)	(9,490)
Transfers between Divisions				
(including fixed account), net	(19,435)	(111,259)	16	(3,279)
Increase (decrease) in net assets derived from				
principal transactions	(19,971)	(160,459)	14	(13,977)
Total increase (decrease) in net assets	(16,498)	(88,683)	46	(3,585)
Net assets at December 31, 2012	$ -	$ 993,413	$ 325	$ 128,867

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2011	$ 18	$ -	$ -	$ 181,385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	-	(380)
Total realized gain (loss) on investments and capital gains distributions	-	(8)	-	(7,177)
Net unrealized appreciation (depreciation) of investments	-	(38)	-	4,916
Net increase (decrease) in net assets from operations	-	(49)	-	(2,641)
Changes from principal transactions:				
Premiums	-	-	-	74
Death Benefits	-	(47)	-	(2,343)
Surrenders and withdrawals	(7)	(3)	(15)	(13,460)
Transfers between Divisions (including fixed account), net	-	370	19	(5,882)
Increase (decrease) in net assets derived from principal transactions	(7)	320	4	(21,611)
Total increase (decrease) in net assets	(7)	271	4	(24,252)
Net assets at December 31, 2011	11	271	4	157,133
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	-	623
Total realized gain (loss) on investments and capital gains distributions	-	1	-	4,090
Net unrealized appreciation (depreciation) of investments	1	54	-	16,690
Net increase (decrease) in net assets from operations	1	50	-	21,403
Changes from principal transactions:				
Premiums	-	-	-	139
Death Benefits	-	-	-	(1,954)
Surrenders and withdrawals	-	(21)	(1)	(12,990)
Transfers between Divisions (including fixed account), net	1	(1)	-	(4,636)
Increase (decrease) in net assets derived from principal transactions	1	(22)	(1)	(19,441)
Total increase (decrease) in net assets	2	28	(1)	1,962
Net assets at December 31, 2012	$ 13	$ 299	$ 3	$ 159,095

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2011	$ 795,262	$ 14,384	$ 6,681	$ 1,253,226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12,348)	(117)	67	21,866
Total realized gain (loss) on investments				
and capital gains distributions	(40,649)	(653)	(257)	(19,884)
Net unrealized appreciation (depreciation)				
of investments	16,548	(28)	22	54,114
Net increase (decrease) in net assets from operations	(36,449)	(798)	(168)	56,096
Changes from principal transactions:				
Premiums	830	116	14	10,511
Death Benefits	(7,807)	(27)	(77)	(13,805)
Surrenders and withdrawals	(45,525)	(1,522)	(668)	(111,658)
Transfers between Divisions				
(including fixed account), net	(43,442)	(334)	(390)	20,254
Increase (decrease) in net assets derived from				
principal transactions	(95,944)	(1,767)	(1,121)	(94,698)
Total increase (decrease) in net assets	(132,393)	(2,565)	(1,289)	(38,602)
Net assets at December 31, 2011	662,869	11,819	5,392	1,214,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,265)	(94)	78	21,625
Total realized gain (loss) on investments				
and capital gains distributions	(37,161)	(138)	(213)	(9,267)
Net unrealized appreciation (depreciation)				
of investments	132,644	1,986	754	63,614
Net increase (decrease) in net assets from operations	86,218	1,754	619	75,972
Changes from principal transactions:				
Premiums	343	31	4	8,551
Death Benefits	(6,699)	(40)	(31)	(13,839)
Surrenders and withdrawals	(46,026)	(1,807)	(1,048)	(108,619)
Transfers between Divisions				
(including fixed account), net	(26,372)	(697)	(60)	8,885
Increase (decrease) in net assets derived from				
principal transactions	(78,754)	(2,513)	(1,135)	(105,022)
Total increase (decrease) in net assets	7,464	(759)	(516)	(29,050)
Net assets at December 31, 2012	$ 670,333	$ 11,060	$ 4,876	$ 1,185,574

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds International Growth and Income Portfolio
Net assets at January 1, 2011	$ 352,116	$ -	$ 2,301,516	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,054)	(107)	(51,036)	(78)
Total realized gain (loss) on investments and capital gains distributions	1,197	(172)	17,035	(127)
Net unrealized appreciation (depreciation) of investments	(3,094)	(291)	(113,998)	(390)
Net increase (decrease) in net assets from operations	(5,951)	(570)	(147,999)	(595)
Changes from principal transactions:				
Premiums	5,773	237	16,229	223
Death Benefits	(2,039)	-	(20,943)	-
Surrenders and withdrawals	(15,070)	(296)	(129,107)	(190)
Transfers between Divisions (including fixed account), net	6,105	7,451	(135,685)	5,052
Increase (decrease) in net assets derived from principal transactions	(5,231)	7,392	(269,506)	5,085
Total increase (decrease) in net assets	(11,182)	6,822	(417,505)	4,490
Net assets at December 31, 2011	340,934	6,822	1,884,011	4,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,740)	(105)	(26,696)	(65)
Total realized gain (loss) on investments and capital gains distributions	4,285	(1)	(7,187)	(41)
Net unrealized appreciation (depreciation) of investments	43,813	1,427	150,180	877
Net increase (decrease) in net assets from operations	43,358	1,321	116,297	771
Changes from principal transactions:				
Premiums	6,022	179	4,988	324
Death Benefits	(2,428)	(14)	(12,514)	(78)
Surrenders and withdrawals	(22,746)	(619)	(63,502)	(395)
Transfers between Divisions (including fixed account), net	27,777	7,100	(1,929,280)	5,917
Increase (decrease) in net assets derived from principal transactions	8,625	6,646	(2,000,308)	5,768
Total increase (decrease) in net assets	51,983	7,967	(1,884,011)	6,539
Net assets at December 31, 2012	$ 392,917	$ 14,789	$ -	$ 11,029

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 1,355,667	$ 180,515	$ 543,023	$ 45,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10,812)	(4,044)	(3,104)	(411)
Total realized gain (loss) on investments and capital gains distributions	(29,984)	17,717	(39,745)	(1,096)
Net unrealized appreciation (depreciation) of investments	(160,596)	(33,776)	(73,201)	(8,632)
Net increase (decrease) in net assets from operations	(201,392)	(20,103)	(116,050)	(10,139)
Changes from principal transactions:				
Premiums	9,683	3,400	8,337	409
Death Benefits	(11,129)	(1,420)	(4,528)	(174)
Surrenders and withdrawals	(73,055)	(11,668)	(34,361)	(2,968)
Transfers between Divisions (including fixed account), net	(102,655)	33,590	(36,473)	(1,495)
Increase (decrease) in net assets derived from principal transactions	(177,156)	23,902	(67,025)	(4,228)
Total increase (decrease) in net assets	(378,548)	3,799	(183,075)	(14,367)
Net assets at December 31, 2011	977,119	184,314	359,948	30,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,923)	(2,239)	(618)	(171)
Total realized gain (loss) on investments and capital gains distributions	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation) of investments	211,784	5,035	212,846	16,511
Net increase (decrease) in net assets from operations	134,017	17,730	5,164	323
Changes from principal transactions:				
Premiums	6,699	2,415	974	(34)
Death Benefits	(9,657)	(1,666)	(2,262)	(142)
Surrenders and withdrawals	(60,638)	(8,507)	(13,612)	(833)
Transfers between Divisions (including fixed account), net	(38,493)	(8,319)	(350,212)	(30,272)
Increase (decrease) in net assets derived from principal transactions	(102,089)	(16,077)	(365,112)	(31,281)
Total increase (decrease) in net assets	31,928	1,653	(359,948)	(30,958)
Net assets at December 31, 2012	$ 1,009,047	$ 185,967	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 167,211	$ 255,091	$ 153	$ 131,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,711)	(1,356)	-	(3,118)
Total realized gain (loss) on investments				
and capital gains distributions	(4,717)	15,724	(5)	(4,312)
Net unrealized appreciation (depreciation)				
of investments	9,734	13,968	2	(2,224)
Net increase (decrease) in net assets from operations	1,306	28,336	(3)	(9,654)
Changes from principal transactions:				
Premiums	1,611	4,226	-	1,361
Death Benefits	(1,672)	(2,738)	-	(1,242)
Surrenders and withdrawals	(14,192)	(29,921)	(9)	(12,457)
Transfers between Divisions				
(including fixed account), net	21,097	249,319	(7)	28,505
Increase (decrease) in net assets derived from				
principal transactions	6,844	220,886	(16)	16,167
Total increase (decrease) in net assets	8,150	249,222	(19)	6,513
Net assets at December 31, 2011	175,361	504,313	134	138,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)
Total realized gain (loss) on investments				
and capital gains distributions	5,606	34,429	(13)	13,265
Net unrealized appreciation (depreciation)				
of investments	25,003	(5,449)	31	5,868
Net increase (decrease) in net assets from operations	27,024	18,446	17	16,047
Changes from principal transactions:				
Premiums	1,811	5,001	-	1,099
Death Benefits	(1,361)	(5,793)	-	(1,634)
Surrenders and withdrawals	(14,273)	(57,509)	(66)	(12,716)
Transfers between Divisions				
(including fixed account), net	10,068	104,398	(16)	4,814
Increase (decrease) in net assets derived from				
principal transactions	(3,755)	46,097	(82)	(8,437)
Total increase (decrease) in net assets	23,269	64,543	(65)	7,610
Net assets at December 31, 2012	$ 198,630	$ 568,856	$ 69	$ 146,114

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ 500,271	$ 148,699	$ 2,264	$ 322,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	945	1,253	10	(3,710)
Total realized gain (loss) on investments				
and capital gains distributions	14,974	(7,827)	(169)	(28,568)
Net unrealized appreciation (depreciation)				
of investments	(1,823)	(3,437)	(5)	53,114
Net increase (decrease) in net assets from operations	14,096	(10,011)	(164)	20,836
Changes from principal transactions:				
Premiums	5,253	219	-	98
Death Benefits	(4,601)	(1,088)	(8)	(4,016)
Surrenders and withdrawals	(31,238)	(8,368)	(146)	(32,265)
Transfers between Divisions				
(including fixed account), net	(20,043)	(8,689)	(131)	(14,007)
Increase (decrease) in net assets derived from				
principal transactions	(50,629)	(17,926)	(285)	(50,190)
Total increase (decrease) in net assets	(36,533)	(27,937)	(449)	(29,354)
Net assets at December 31, 2011	463,738	120,762	1,815	292,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	318	(2,568)	(45)	(4,411)
Total realized gain (loss) on investments				
and capital gains distributions	23,829	(3,587)	(105)	(22,078)
Net unrealized appreciation (depreciation)				
of investments	(7,352)	32,157	529	62,236
Net increase (decrease) in net assets from operations	16,795	26,002	379	35,747
Changes from principal transactions:				
Premiums	4,942	201	-	95
Death Benefits	(5,190)	(1,140)	(2)	(5,158)
Surrenders and withdrawals	(32,239)	(8,234)	(143)	(28,958)
Transfers between Divisions				
(including fixed account), net	(1,763)	(6,915)	(114)	(11,413)
Increase (decrease) in net assets derived from				
principal transactions	(34,250)	(16,088)	(259)	(45,434)
Total increase (decrease) in net assets	(17,455)	9,914	120	(9,687)
Net assets at December 31, 2012	$ 446,283	$ 130,676	$ 1,935	$ 283,259

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 21,031	$ 222,454	$ 879,120	$ 37,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(323)	(619)	(16,920)	(854)
Total realized gain (loss) on investments				
and capital gains distributions	(814)	(9,816)	16,739	529
Net unrealized appreciation (depreciation)				
of investments	2,420	(11,536)	(99,698)	(4,364)
Net increase (decrease) in net assets from operations	1,283	(21,971)	(99,879)	(4,689)
Changes from principal transactions:				
Premiums	1	2,448	4,636	37
Death Benefits	(163)	(1,726)	(10,394)	(139)
Surrenders and withdrawals	(1,352)	(9,687)	(73,472)	(2,011)
Transfers between Divisions				
(including fixed account), net	(593)	(34,729)	(73,095)	(929)
Increase (decrease) in net assets derived from				
principal transactions	(2,107)	(43,694)	(152,325)	(3,042)
Total increase (decrease) in net assets	(824)	(65,665)	(252,204)	(7,731)
Net assets at December 31, 2011	20,207	156,789	626,916	29,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(390)	(776)	(11,531)	(700)
Total realized gain (loss) on investments				
and capital gains distributions	(884)	(3,040)	1,507	291
Net unrealized appreciation (depreciation)				
of investments	3,677	26,004	80,705	3,685
Net increase (decrease) in net assets from operations	2,403	22,188	70,681	3,276
Changes from principal transactions:				
Premiums	-	2,026	4,796	18
Death Benefits	(118)	(1,698)	(10,479)	(205)
Surrenders and withdrawals	(1,584)	(7,126)	(55,185)	(1,663)
Transfers between Divisions				
(including fixed account), net	(671)	(11,461)	(40,412)	(852)
Increase (decrease) in net assets derived from				
principal transactions	(2,373)	(18,259)	(101,280)	(2,702)
Total increase (decrease) in net assets	30	3,929	(30,599)	574
Net assets at December 31, 2012	$ 20,237	$ 160,718	$ 596,317	$ 30,178

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2011	$ 448,938	$ 8,983	$ 200,678	$ 857,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14,871	254	1,814	(2,193)
Total realized gain (loss) on investments and capital gains distributions	(8,436)	(179)	(4,723)	(22,689)
Net unrealized appreciation (depreciation) of investments	(7,611)	(115)	(3,018)	(5,336)
Net increase (decrease) in net assets from operations	(1,176)	(40)	(5,927)	(30,218)
Changes from principal transactions:				
Premiums	4,564	24	1,957	6,767
Death Benefits	(5,258)	(63)	(1,816)	(7,177)
Surrenders and withdrawals	(32,737)	(658)	(11,943)	(37,714)
Transfers between Divisions (including fixed account), net	41,927	762	(4,785)	(40,822)
Increase (decrease) in net assets derived from principal transactions	8,496	65	(16,587)	(78,946)
Total increase (decrease) in net assets	7,320	25	(22,514)	(109,164)
Net assets at December 31, 2011	456,258	9,008	178,164	747,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16,317	296	(1,726)	8,274
Total realized gain (loss) on investments and capital gains distributions	(6,867)	163	(4,250)	(13,285)
Net unrealized appreciation (depreciation) of investments	34,961	411	24,395	97,911
Net increase (decrease) in net assets from operations	44,411	870	18,419	92,900
Changes from principal transactions:				
Premiums	3,389	-	1,472	5,532
Death Benefits	(5,599)	(173)	(1,902)	(7,821)
Surrenders and withdrawals	(37,042)	(457)	(11,678)	(44,824)
Transfers between Divisions (including fixed account), net	22,263	1,011	(7,908)	(25,372)
Increase (decrease) in net assets derived from principal transactions	(16,989)	381	(20,016)	(72,485)
Total increase (decrease) in net assets	27,422	1,251	(1,597)	20,415
Net assets at December 31, 2012	$ 483,680	$ 10,259	$ 176,567	$ 768,266

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 653,531	$ 30,533	$ 460,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,165)	(12,000)	(659)	(4,125)
Total realized gain (loss) on investments and capital gains distributions	(3,055)	(14,694)	(164)	10,484
Net unrealized appreciation (depreciation) of investments	(12,737)	(37,942)	(2,491)	(24,374)
Net increase (decrease) in net assets from operations	(16,957)	(64,636)	(3,314)	(18,015)
Changes from principal transactions:				
Premiums	1,569	162	1	1,798
Death Benefits	(341)	(5,108)	(280)	(11,952)
Surrenders and withdrawals	(3,589)	(45,240)	(1,349)	(36,822)
Transfers between Divisions (including fixed account), net	107,262	(47,432)	(792)	(11,902)
Increase (decrease) in net assets derived from principal transactions	104,901	(97,618)	(2,420)	(58,878)
Total increase (decrease) in net assets	87,944	(162,254)	(5,734)	(76,893)
Net assets at December 31, 2011	87,944	491,277	24,799	383,533
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,745)	(8,224)	(496)	(1,574)
Total realized gain (loss) on investments and capital gains distributions	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	5,143	9,264	(289)	55,203
Net increase (decrease) in net assets from operations	(5,951)	(24,527)	(1,334)	45,465
Changes from principal transactions:				
Premiums	911	149	1	1,843
Death Benefits	(382)	(3,871)	(117)	(12,024)
Surrenders and withdrawals	(5,199)	(31,439)	(1,349)	(33,155)
Transfers between Divisions (including fixed account), net	(5,109)	(20,927)	(415)	(12,018)
Increase (decrease) in net assets derived from principal transactions	(9,779)	(56,088)	(1,880)	(55,354)
Total increase (decrease) in net assets	(15,730)	(80,615)	(3,214)	(9,889)
Net assets at December 31, 2012	$ 72,214	$ 410,662	$ 21,585	$ 373,644

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 52,570	$ 657,788	$ 35,486	$ 257,411
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(788)	(9,954)	(610)	(5,091)
Total realized gain (loss) on investments and capital gains distributions	(784)	12,708	2,397	(5,048)
Net unrealized appreciation (depreciation) of investments	(848)	(133,654)	(8,715)	3,052
Net increase (decrease) in net assets from operations	(2,420)	(130,900)	(6,928)	(7,087)
Changes from principal transactions:				
Premiums	12	4,929	-	1,480
Death Benefits	(464)	(4,227)	(172)	(1,607)
Surrenders and withdrawals	(3,683)	(43,624)	(2,031)	(18,328)
Transfers between Divisions (including fixed account), net	(1,482)	11,179	(879)	(7,974)
Increase (decrease) in net assets derived from principal transactions	(5,617)	(31,743)	(3,082)	(26,429)
Total increase (decrease) in net assets	(8,037)	(162,643)	(10,010)	(33,516)
Net assets at December 31, 2011	44,533	495,145	25,476	223,895
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)
Total realized gain (loss) on investments and capital gains distributions	(613)	(7,835)	1,292	20,877
Net unrealized appreciation (depreciation) of investments	5,962	99,394	3,295	17,881
Net increase (decrease) in net assets from operations	4,863	77,515	3,866	33,076
Changes from principal transactions:				
Premiums	24	4,392	(1)	1,538
Death Benefits	(449)	(4,988)	(129)	(1,881)
Surrenders and withdrawals	(3,339)	(35,740)	(1,265)	(17,239)
Transfers between Divisions (including fixed account), net	(985)	29,224	(1,004)	(15,425)
Increase (decrease) in net assets derived from principal transactions	(4,749)	(7,112)	(2,399)	(33,007)
Total increase (decrease) in net assets	114	70,403	1,467	69
Net assets at December 31, 2012	$ 44,647	$ 565,548	$ 26,943	$ 223,964

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 38,538	$ -	$ 121,916	$ 886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(900)	-	(5,190)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	198	-	25,733	72
Net unrealized appreciation (depreciation)				
of investments	(580)	-	(23,630)	(55)
Net increase (decrease) in net assets from operations	(1,282)	-	(3,087)	(6)
Changes from principal transactions:				
Premiums	3	-	1,442	-
Death Benefits	(492)	-	(1,111)	-
Surrenders and withdrawals	(2,502)	-	(14,155)	(72)
Transfers between Divisions				
(including fixed account), net	(2,183)	-	112,727	(24)
Increase (decrease) in net assets derived from				
principal transactions	(5,174)	-	98,903	(96)
Total increase (decrease) in net assets	(6,456)	-	95,816	(102)
Net assets at December 31, 2011	32,082	-	217,732	784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(925)	(22,513)	(5,527)	(20)
Total realized gain (loss) on investments				
and capital gains distributions	569	4,975	16,657	21
Net unrealized appreciation (depreciation)				
of investments	5,071	97,608	20,382	111
Net increase (decrease) in net assets from operations	4,715	80,070	31,512	112
Changes from principal transactions:				
Premiums	2	4,508	575	-
Death Benefits	(270)	(8,393)	(2,205)	(14)
Surrenders and withdrawals	(2,463)	(56,134)	(16,567)	(12)
Transfers between Divisions				
(including fixed account), net	(896)	1,881,228	(16,507)	(14)
Increase (decrease) in net assets derived from				
principal transactions	(3,627)	1,821,209	(34,704)	(40)
Total increase (decrease) in net assets	1,088	1,901,279	(3,192)	72
Net assets at December 31, 2012	$ 33,170	$ 1,901,279	$ 214,540	$ 856

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Net assets at January 1, 2011	$ -	$ 94,829	$ 1,063,594	$ 23,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(757)	1,105	(27,386)	(617)
Total realized gain (loss) on investments				
and capital gains distributions	(836)	(2,671)	291	6
Net unrealized appreciation (depreciation)				
of investments	763	1,059	-	-
Net increase (decrease) in net assets from operations	(830)	(507)	(27,095)	(611)
Changes from principal transactions:				
Premiums	294	(18)	21,374	1,001
Death Benefits	(1,419)	(3,202)	(15,050)	(192)
Surrenders and withdrawals	(7,240)	(12,513)	(363,002)	(13,161)
Transfers between Divisions				
(including fixed account), net	73,935	(2,825)	314,406	9,264
Increase (decrease) in net assets derived from				
principal transactions	65,570	(18,558)	(42,272)	(3,088)
Total increase (decrease) in net assets	64,740	(19,065)	(69,367)	(3,699)
Net assets at December 31, 2011	64,740	75,764	994,227	19,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(245)	(737)	(21,544)	(449)
Total realized gain (loss) on investments				
and capital gains distributions	2,597	(1,426)	59	1
Net unrealized appreciation (depreciation)				
of investments	6,005	1,929	-	-
Net increase (decrease) in net assets from operations	8,357	(234)	(21,485)	(448)
Changes from principal transactions:				
Premiums	285	13	14,478	403
Death Benefits	(1,318)	(2,660)	(20,576)	(439)
Surrenders and withdrawals	(10,047)	(9,569)	(266,991)	(8,311)
Transfers between Divisions				
(including fixed account), net	14,863	(587)	123,102	4,886
Increase (decrease) in net assets derived from				
principal transactions	3,783	(12,803)	(149,987)	(3,461)
Total increase (decrease) in net assets	12,140	(13,037)	(171,472)	(3,909)
Net assets at December 31, 2012	$ 76,880	$ 62,727	$ 822,755	$ 15,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 502,962	$ 18,769	$ 742,863	$ 34,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,711)	(468)	760	(149)
Total realized gain (loss) on investments				
and capital gains distributions	45,214	527	(15,414)	(1,228)
Net unrealized appreciation (depreciation)				
of investments	(53,861)	(834)	10,803	928
Net increase (decrease) in net assets from operations	(18,358)	(775)	(3,851)	(449)
Changes from principal transactions:				
Premiums	3,314	6	4,364	14
Death Benefits	(10,652)	(135)	(16,030)	(288)
Surrenders and withdrawals	(42,353)	(1,259)	(72,532)	(2,001)
Transfers between Divisions				
(including fixed account), net	(17,241)	(239)	(19,187)	(797)
Increase (decrease) in net assets derived from				
principal transactions	(66,932)	(1,627)	(103,385)	(3,072)
Total increase (decrease) in net assets	(85,290)	(2,402)	(107,236)	(3,521)
Net assets at December 31, 2011	417,672	16,367	635,627	30,990
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,584)	(426)	761	(170)
Total realized gain (loss) on investments				
and capital gains distributions	33,265	509	(16,289)	(588)
Net unrealized appreciation (depreciation)				
of investments	15,787	1,441	68,715	3,125
Net increase (decrease) in net assets from operations	40,468	1,524	53,187	2,367
Changes from principal transactions:				
Premiums	2,448	2	4,584	66
Death Benefits	(10,154)	(222)	(15,466)	(269)
Surrenders and withdrawals	(36,007)	(927)	(62,581)	(2,187)
Transfers between Divisions				
(including fixed account), net	(9,185)	(206)	(1,279)	(35)
Increase (decrease) in net assets derived from				
principal transactions	(52,898)	(1,353)	(74,742)	(2,425)
Total increase (decrease) in net assets	(12,430)	171	(21,555)	(58)
Net assets at December 31, 2012	$ 405,242	$ 16,538	$ 614,072	$ 30,932

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2011	$ 431,592	$ 326,147	$ 62,764	$ 60,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,298	(886)	(320)	(1,460)
Total realized gain (loss) on investments and capital gains distributions	(14,338)	(1,028)	1,762	5,331
Net unrealized appreciation (depreciation) of investments	25,614	21,385	2,267	(7,753)
Net increase (decrease) in net assets from operations	15,574	19,471	3,709	(3,882)
Changes from principal transactions:				
Premiums	5,069	2,845	67	822
Death Benefits	(3,936)	(3,234)	(598)	(487)
Surrenders and withdrawals	(33,233)	(22,101)	(4,785)	(3,297)
Transfers between Divisions (including fixed account), net	48,812	9,970	(2,359)	(2,420)
Increase (decrease) in net assets derived from principal transactions	16,712	(12,520)	(7,675)	(5,382)
Total increase (decrease) in net assets	32,286	6,951	(3,966)	(9,264)
Net assets at December 31, 2011	463,878	333,098	58,798	50,759
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,098	(3,373)	(753)	(3)
Total realized gain (loss) on investments and capital gains distributions	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	58,800	31,806	3,375	3,600
Net increase (decrease) in net assets from operations	45,693	42,317	7,129	4,744
Changes from principal transactions:				
Premiums	4,135	2,345	62	593
Death Benefits	(5,428)	(3,031)	(482)	(359)
Surrenders and withdrawals	(35,281)	(26,718)	(4,852)	(2,332)
Transfers between Divisions (including fixed account), net	(12,822)	9,506	(1,129)	(4,202)
Increase (decrease) in net assets derived from principal transactions	(49,396)	(17,898)	(6,401)	(6,300)
Total increase (decrease) in net assets	(3,703)	24,419	728	(1,556)
Net assets at December 31, 2012	$ 460,175	$ 357,517	$ 59,526	$ 49,203

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2011	$ 519,986	$ 2,995,230	$ 73,254	$ 57,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25,043	45,341	951	(621)
Total realized gain (loss) on investments				
and capital gains distributions	(2,553)	131,304	4,358	237
Net unrealized appreciation (depreciation)				
of investments	(12,874)	(155,150)	(4,911)	(3,366)
Net increase (decrease) in net assets from operations	9,616	21,495	398	(3,750)
Changes from principal transactions:				
Premiums	2,512	25,877	75	250
Death Benefits	(8,955)	(32,139)	(554)	(540)
Surrenders and withdrawals	(57,362)	(241,232)	(10,855)	(4,637)
Transfers between Divisions				
(including fixed account), net	40,480	50,421	3,518	(879)
Increase (decrease) in net assets derived from				
principal transactions	(23,325)	(197,073)	(7,816)	(5,806)
Total increase (decrease) in net assets	(13,709)	(175,578)	(7,418)	(9,556)
Net assets at December 31, 2011	506,277	2,819,652	65,836	48,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22,236	24,047	352	(598)
Total realized gain (loss) on investments				
and capital gains distributions	938	29,270	190	(366)
Net unrealized appreciation (depreciation)				
of investments	36,790	110,960	3,141	4,477
Net increase (decrease) in net assets from operations	59,964	164,277	3,683	3,513
Changes from principal transactions:				
Premiums	3,014	23,119	84	241
Death Benefits	(8,914)	(31,092)	(451)	(605)
Surrenders and withdrawals	(61,798)	(230,667)	(5,965)	(4,346)
Transfers between Divisions				
(including fixed account), net	92,184	184,673	1,702	(1,803)
Increase (decrease) in net assets derived from				
principal transactions	24,486	(53,967)	(4,630)	(6,513)
Total increase (decrease) in net assets	84,450	110,310	(947)	(3,000)
Net assets at December 31, 2012	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 572,449	$ 470,803	$ 4,611,727	$ 3,185,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,473)	(4,733)	(84,105)	(46,691)
Total realized gain (loss) on investments and capital gains distributions	1,707	16,679	55,907	39,098
Net unrealized appreciation (depreciation) of investments	(33,023)	571	(139,667)	(65,826)
Net increase (decrease) in net assets from operations	(37,789)	12,517	(167,865)	(73,419)
Changes from principal transactions:				
Premiums	2,881	5,306	42,896	24,135
Death Benefits	(7,225)	(4,923)	(40,032)	(39,428)
Surrenders and withdrawals	(44,054)	(34,728)	(197,531)	(169,785)
Transfers between Divisions (including fixed account), net	(24,437)	106,029	(137,508)	(68,075)
Increase (decrease) in net assets derived from principal transactions	(72,835)	71,684	(332,175)	(253,153)
Total increase (decrease) in net assets	(110,624)	84,201	(500,040)	(326,572)
Net assets at December 31, 2011	461,825	555,004	4,111,687	2,858,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7,322)	2,446	(15,500)	(884)
Total realized gain (loss) on investments and capital gains distributions	1,672	19,247	65,751	48,345
Net unrealized appreciation (depreciation) of investments	43,206	6,886	348,163	195,022
Net increase (decrease) in net assets from operations	37,556	28,579	398,414	242,483
Changes from principal transactions:				
Premiums	2,655	3,633	31,152	17,402
Death Benefits	(6,719)	(6,486)	(37,628)	(36,700)
Surrenders and withdrawals	(36,291)	(44,470)	(188,129)	(176,880)
Transfers between Divisions (including fixed account), net	(20,741)	48,665	(107,005)	(52,372)
Increase (decrease) in net assets derived from principal transactions	(61,096)	1,342	(301,610)	(248,550)
Total increase (decrease) in net assets	(23,540)	29,921	96,804	(6,067)
Net assets at December 31, 2012	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2011	$ 1,823,032	$ 2,636,403	$ 83,486	$ 685,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,776)	(16,539)	(845)	(3,318)
Total realized gain (loss) on investments				
and capital gains distributions	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation)				
of investments	(7,486)	(50,721)	1,563	(16,655)
Net increase (decrease) in net assets from operations	(5,509)	10,257	64	(24,711)
Changes from principal transactions:				
Premiums	14,570	24,676	53	4,033
Death Benefits	(26,638)	(33,095)	(856)	(9,883)
Surrenders and withdrawals	(101,101)	(215,118)	(8,224)	(56,847)
Transfers between Divisions				
(including fixed account), net	(22,874)	(52,715)	(1,420)	45,446
Increase (decrease) in net assets derived from				
principal transactions	(136,043)	(276,252)	(10,447)	(17,251)
Total increase (decrease) in net assets	(141,552)	(265,995)	(10,383)	(41,962)
Net assets at December 31, 2011	1,681,480	2,370,408	73,103	643,106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,228	(21,978)	(998)	(3,624)
Total realized gain (loss) on investments				
and capital gains distributions	25,815	84,928	2,207	(580)
Net unrealized appreciation (depreciation)				
of investments	85,932	206,957	6,940	93,445
Net increase (decrease) in net assets from operations	121,975	269,907	8,149	89,241
Changes from principal transactions:				
Premiums	11,922	19,827	274	3,938
Death Benefits	(27,093)	(34,550)	(877)	(11,894)
Surrenders and withdrawals	(117,053)	(199,731)	(5,781)	(57,709)
Transfers between Divisions				
(including fixed account), net	(2,767)	35,567	2,294	(21,475)
Increase (decrease) in net assets derived from				
principal transactions	(134,991)	(178,887)	(4,090)	(87,140)
Total increase (decrease) in net assets	(13,016)	91,020	4,059	2,101
Net assets at December 31, 2012	$ 1,668,464	$ 2,461,428	$ 77,162	$ 645,207

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 23,922	$ 166,057	$ 286,405	$ 4,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	1,414	(2,192)	(62)
Total realized gain (loss) on investments				
and capital gains distributions	(483)	(8,521)	3,451	(104)
Net unrealized appreciation (depreciation)				
of investments	(238)	(15,620)	(23,014)	(184)
Net increase (decrease) in net assets from operations	(938)	(22,727)	(21,755)	(350)
Changes from principal transactions:				
Premiums	9	1,100	1,810	3
Death Benefits	(252)	(1,021)	(4,689)	(12)
Surrenders and withdrawals	(1,646)	(10,404)	(23,614)	(321)
Transfers between Divisions				
(including fixed account), net	2,194	(2,370)	(9,620)	(151)
Increase (decrease) in net assets derived from				
principal transactions	305	(12,695)	(36,113)	(481)
Total increase (decrease) in net assets	(633)	(35,422)	(57,868)	(831)
Net assets at December 31, 2011	23,289	130,635	228,537	3,901
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(219)	(3,302)	(1,195)	(43)
Total realized gain (loss) on investments				
and capital gains distributions	(267)	(15,703)	(863)	(89)
Net unrealized appreciation (depreciation)				
of investments	3,585	38,693	42,699	837
Net increase (decrease) in net assets from operations	3,099	19,688	40,641	705
Changes from principal transactions:				
Premiums	64	1,131	1,509	4
Death Benefits	(260)	(1,728)	(4,393)	(23)
Surrenders and withdrawals	(1,708)	(8,747)	(20,713)	(190)
Transfers between Divisions				
(including fixed account), net	(170)	3,842	(2,318)	230
Increase (decrease) in net assets derived from				
principal transactions	(2,074)	(5,502)	(25,915)	21
Total increase (decrease) in net assets	1,025	14,186	14,726	726
Net assets at December 31, 2012	$ 24,314	$ 144,821	$ 243,263	$ 4,627

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Diversified International Fund - Class R	ING American Century Small- Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2011	$ 178	$ 3,047	$ 342,203	$ 153,917
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(14)	(9,161)	(3,097)
Total realized gain (loss) on investments				
and capital gains distributions	(6)	510	1,071	1,260
Net unrealized appreciation (depreciation)				
of investments	(17)	(666)	2,806	(5,379)
Net increase (decrease) in net assets from operations	(25)	(170)	(5,284)	(7,216)
Changes from principal transactions:				
Premiums	-	124	3,746	42
Death Benefits	-	(6)	(1,956)	(1,486)
Surrenders and withdrawals	(25)	(846)	(21,686)	(7,006)
Transfers between Divisions				
(including fixed account), net	-	(174)	18,748	(10,734)
Increase (decrease) in net assets derived from				
principal transactions	(25)	(902)	(1,148)	(19,184)
Total increase (decrease) in net assets	(50)	(1,072)	(6,432)	(26,400)
Net assets at December 31, 2011	128	1,975	335,771	127,517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(11)	(8,804)	(3,000)
Total realized gain (loss) on investments				
and capital gains distributions	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation)				
of investments	40	(75)	34,570	14,966
Net increase (decrease) in net assets from operations	16	256	52,344	13,701
Changes from principal transactions:				
Premiums	-	46	4,822	36
Death Benefits	-	-	(2,972)	(1,020)
Surrenders and withdrawals	(43)	(485)	(23,363)	(6,396)
Transfers between Divisions				
(including fixed account), net	(1)	36	(15,525)	(8,839)
Increase (decrease) in net assets derived from				
principal transactions	(44)	(403)	(37,038)	(16,219)
Total increase (decrease) in net assets	(28)	(147)	15,306	(2,518)
Net assets at December 31, 2012	$ 100	$ 1,828	$ 351,077	$ 124,999

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Net assets at January 1, 2011	$ 291,613	$ 9,633	$ 1,384	$ 8,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,201)	543	(8)	(122)
Total realized gain (loss) on investments and capital gains distributions	(8,149)	135	89	(51)
Net unrealized appreciation (depreciation) of investments	(6,855)	(470)	(226)	(1,004)
Net increase (decrease) in net assets from operations	(19,205)	208	(145)	(1,177)
Changes from principal transactions:				
Premiums	2,253	90	4	23
Death Benefits	(2,609)	(53)	(4)	(99)
Surrenders and withdrawals	(14,548)	(1,697)	(338)	(419)
Transfers between Divisions (including fixed account), net	(14,771)	749	(6)	(261)
Increase (decrease) in net assets derived from principal transactions	(29,675)	(911)	(344)	(756)
Total increase (decrease) in net assets	(48,880)	(703)	(489)	(1,933)
Net assets at December 31, 2011	242,733	8,930	895	6,348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,545)	397	(8)	(127)
Total realized gain (loss) on investments and capital gains distributions	(4,582)	27	59	(157)
Net unrealized appreciation (depreciation) of investments	32,595	113	17	689
Net increase (decrease) in net assets from operations	22,468	537	68	405
Changes from principal transactions:				
Premiums	2,007	23	3	32
Death Benefits	(3,186)	(32)	(107)	(27)
Surrenders and withdrawals	(13,537)	(744)	(137)	(497)
Transfers between Divisions (including fixed account), net	(5,721)	(147)	(11)	(547)
Increase (decrease) in net assets derived from principal transactions	(20,437)	(900)	(252)	(1,039)
Total increase (decrease) in net assets	2,031	(363)	(184)	(634)
Net assets at December 31, 2012	$ 244,764	$ 8,567	$ 711	$ 5,714

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ 189,031	$ 2,046	$ 207,495	$ 121,321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,183)	24	(958)	(2,108)
Total realized gain (loss) on investments and capital gains distributions	(6,672)	20	(2,510)	15,019
Net unrealized appreciation (depreciation) of investments	1,288	(69)	(3,013)	(14,481)
Net increase (decrease) in net assets from operations	(7,567)	(25)	(6,481)	(1,570)
Changes from principal transactions:				
Premiums	1,409	-	1,374	1,280
Death Benefits	(2,068)	-	(2,513)	(1,137)
Surrenders and withdrawals	(14,291)	(365)	(15,594)	(8,676)
Transfers between Divisions (including fixed account), net	6,564	(116)	(10,198)	14,596
Increase (decrease) in net assets derived from principal transactions	(8,386)	(481)	(26,931)	6,063
Total increase (decrease) in net assets	(15,953)	(506)	(33,412)	4,493
Net assets at December 31, 2011	173,078	1,540	174,083	125,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,544)	26	(1,065)	(2,723)
Total realized gain (loss) on investments and capital gains distributions	(4,783)	14	(1,338)	8,079
Net unrealized appreciation (depreciation) of investments	34,064	138	19,826	17,490
Net increase (decrease) in net assets from operations	26,737	178	17,423	22,846
Changes from principal transactions:				
Premiums	1,324	-	1,842	1,525
Death Benefits	(1,606)	-	(2,496)	(968)
Surrenders and withdrawals	(14,830)	(176)	(13,479)	(10,178)
Transfers between Divisions (including fixed account), net	4,369	(40)	(1,064)	29,001
Increase (decrease) in net assets derived from principal transactions	(10,743)	(216)	(15,197)	19,380
Total increase (decrease) in net assets	15,994	(38)	2,226	42,226
Net assets at December 31, 2012	$ 189,072	$ 1,502	$ 176,309	$ 168,040

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2011	$ 6,776	$ 124,699	$ 7,923	$ 17,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(1,384)	121	252
Total realized gain (loss) on investments and capital gains distributions	199	(2,785)	215	(380)
Net unrealized appreciation (depreciation) of investments	(701)	(9,838)	(190)	(217)
Net increase (decrease) in net assets from operations	(494)	(14,007)	146	(345)
Changes from principal transactions:				
Premiums	-	1,060	-	50
Death Benefits	(102)	(1,068)	(105)	(286)
Surrenders and withdrawals	(1,119)	(8,584)	(742)	(1,647)
Transfers between Divisions (including fixed account), net	(189)	14,346	(972)	(537)
Increase (decrease) in net assets derived from principal transactions	(1,410)	5,754	(1,819)	(2,420)
Total increase (decrease) in net assets	(1,904)	(8,253)	(1,673)	(2,765)
Net assets at December 31, 2011	4,872	116,446	6,250	15,011
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1,671)	101	375
Total realized gain (loss) on investments and capital gains distributions	144	(6,479)	90	(107)
Net unrealized appreciation (depreciation) of investments	758	28,311	187	1,154
Net increase (decrease) in net assets from operations	906	20,161	378	1,422
Changes from principal transactions:				
Premiums	-	988	-	133
Death Benefits	(31)	(1,203)	(74)	(67)
Surrenders and withdrawals	(908)	(8,197)	(1,102)	(942)
Transfers between Divisions (including fixed account), net	(64)	2,696	(193)	(154)
Increase (decrease) in net assets derived from principal transactions	(1,003)	(5,716)	(1,369)	(1,030)
Total increase (decrease) in net assets	(97)	14,445	(991)	392
Net assets at December 31, 2012	$ 4,775	$ 130,891	$ 5,259	$ 15,403

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2011	$ 18,481	$ 11,158	$ 1,270	$ 6,790
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	77	(11)	(9)	170
Total realized gain (loss) on investments and capital gains distributions	(395)	(304)	(21)	(50)
Net unrealized appreciation (depreciation) of investments	(505)	(398)	(46)	(181)
Net increase (decrease) in net assets from operations	(823)	(713)	(76)	(61)
Changes from principal transactions:				
Premiums	447	239	3	13
Death Benefits	(367)	(180)	-	(92)
Surrenders and withdrawals	(1,276)	(405)	(43)	(467)
Transfers between Divisions (including fixed account), net	(59)	(322)	(23)	(128)
Increase (decrease) in net assets derived from principal transactions	(1,255)	(668)	(63)	(674)
Total increase (decrease) in net assets	(2,078)	(1,381)	(139)	(735)
Net assets at December 31, 2011	16,403	9,777	1,131	6,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	38	-	181
Total realized gain (loss) on investments and capital gains distributions	(147)	(202)	(6)	(64)
Net unrealized appreciation (depreciation) of investments	1,830	1,404	157	348
Net increase (decrease) in net assets from operations	1,851	1,240	151	465
Changes from principal transactions:				
Premiums	72	12	3	24
Death Benefits	-	-	-	-
Surrenders and withdrawals	(1,590)	(1,319)	(19)	(962)
Transfers between Divisions (including fixed account), net	(344)	(302)	17	293
Increase (decrease) in net assets derived from principal transactions	(1,862)	(1,609)	1	(645)
Total increase (decrease) in net assets	(11)	(369)	152	(180)
Net assets at December 31, 2012	$ 16,392	$ 9,408	$ 1,283	$ 5,875

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 11,833	$ 108,925	$ 260,443	$ 6,229
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(168)	(2,736)	(2,202)	(93)
Total realized gain (loss) on investments				
and capital gains distributions	(158)	12,015	(18,388)	(130)
Net unrealized appreciation (depreciation)				
of investments	(290)	(14,415)	(16,533)	(41)
Net increase (decrease) in net assets from operations	(616)	(5,136)	(37,123)	(264)
Changes from principal transactions:				
Premiums	127	1,395	1,968	7
Death Benefits	(11)	(558)	(1,465)	(39)
Surrenders and withdrawals	(1,815)	(7,504)	(16,647)	(515)
Transfers between Divisions				
(including fixed account), net	(187)	8,706	(16,686)	(219)
Increase (decrease) in net assets derived from				
principal transactions	(1,886)	2,039	(32,830)	(766)
Total increase (decrease) in net assets	(2,502)	(3,097)	(69,953)	(1,030)
Net assets at December 31, 2011	9,331	105,828	190,490	5,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(3,926)	(1,355)	(87)
Total realized gain (loss) on investments				
and capital gains distributions	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation)				
of investments	(250)	2,522	85,080	703
Net increase (decrease) in net assets from operations	1,267	15,578	94,137	535
Changes from principal transactions:				
Premiums	84	1,555	2,501	1
Death Benefits	(12)	(1,288)	(4,241)	(131)
Surrenders and withdrawals	(1,715)	(9,867)	(23,712)	(337)
Transfers between Divisions				
(including fixed account), net	(454)	46,368	350,474	(157)
Increase (decrease) in net assets derived from				
principal transactions	(2,097)	36,768	325,022	(624)
Total increase (decrease) in net assets	(830)	52,346	419,159	(89)
Net assets at December 31, 2012	$ 8,501	$ 158,174	$ 609,649	$ 5,110

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Net assets at January 1, 2011	$ 1,451	$ 601	$ 775	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	8	14	(19,807)
Total realized gain (loss) on investments and capital gains distributions	(51)	(80)	(35)	(4,004)
Net unrealized appreciation (depreciation) of investments	24	56	6	(45,338)
Net increase (decrease) in net assets from operations	10	(16)	(15)	(69,149)
Changes from principal transactions:				
Premiums	(175)	(126)	120	7,594
Death Benefits	-	-	(4)	(18,267)
Surrenders and withdrawals	-	-	(37)	(69,762)
Transfers between Divisions (including fixed account), net	-	1	134	1,327,583
Increase (decrease) in net assets derived from principal transactions	(175)	(125)	213	1,247,148
Total increase (decrease) in net assets	(165)	(141)	198	1,177,999
Net assets at December 31, 2011	1,286	460	973	1,177,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(1)	4	(15,071)
Total realized gain (loss) on investments and capital gains distributions	(16)	(12)	(32)	11,380
Net unrealized appreciation (depreciation) of investments	139	73	143	144,912
Net increase (decrease) in net assets from operations	144	60	115	141,221
Changes from principal transactions:				
Premiums	131	(15)	14	8,806
Death Benefits	-	-	-	(15,397)
Surrenders and withdrawals	-	-	(21)	(77,200)
Transfers between Divisions (including fixed account), net	(1)	-	(39)	(37,177)
Increase (decrease) in net assets derived from principal transactions	130	(15)	(46)	(120,968)
Total increase (decrease) in net assets	274	45	69	20,253
Net assets at December 31, 2012	$ 1,560	$ 505	$ 1,042	$ 1,198,252

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ 114	$ 449,666	$ 7,465	$ 4,109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1,854)	6	(22)
Total realized gain (loss) on investments and capital gains distributions	(4)	2,752	(585)	(407)
Net unrealized appreciation (depreciation) of investments	3	(8,237)	447	346
Net increase (decrease) in net assets from operations	(1)	(7,339)	(132)	(83)
Changes from principal transactions:				
Premiums	-	219	(2)	(15)
Death Benefits	-	(7,754)	-	(121)
Surrenders and withdrawals	(35)	(46,532)	(1,576)	(1,242)
Transfers between Divisions (including fixed account), net	(1)	335,936	(345)	(29)
Increase (decrease) in net assets derived from principal transactions	(36)	281,869	(1,923)	(1,407)
Total increase (decrease) in net assets	(37)	274,530	(2,055)	(1,490)
Net assets at December 31, 2011	77	724,196	5,410	2,619
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(6,860)	96	12
Total realized gain (loss) on investments and capital gains distributions	(1)	14,051	(921)	(384)
Net unrealized appreciation (depreciation) of investments	11	81,107	813	345
Net increase (decrease) in net assets from operations	10	88,298	(12)	(27)
Changes from principal transactions:				
Premiums	-	136	(4)	(1)
Death Benefits	-	(11,097)	-	(124)
Surrenders and withdrawals	(22)	(68,824)	(808)	(679)
Transfers between Divisions (including fixed account), net	-	(31,488)	(4,586)	(1,788)
Increase (decrease) in net assets derived from principal transactions	(22)	(111,273)	(5,398)	(2,592)
Total increase (decrease) in net assets	(12)	(22,975)	(5,410)	(2,619)
Net assets at December 31, 2012	$ 65	$ 701,221	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2011	$ 4,036	$ 3,216	$ 4,857	$ 1,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	12	7	13
Total realized gain (loss) on investments and capital gains distributions	(342)	(244)	(239)	(48)
Net unrealized appreciation (depreciation) of investments	270	191	180	19
Net increase (decrease) in net assets from operations	(65)	(41)	(52)	(16)
Changes from principal transactions:				
Premiums	-	(1)	8	-
Death Benefits	(54)	-	-	(51)
Surrenders and withdrawals	(801)	(932)	(807)	(59)
Transfers between Divisions (including fixed account), net	(381)	-	(5)	(19)
Increase (decrease) in net assets derived from principal transactions	(1,236)	(933)	(804)	(129)
Total increase (decrease) in net assets	(1,301)	(974)	(856)	(145)
Net assets at December 31, 2011	2,735	2,242	4,001	1,817
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	16	2	9
Total realized gain (loss) on investments and capital gains distributions	(431)	(380)	(135)	(42)
Net unrealized appreciation (depreciation) of investments	363	323	42	13
Net increase (decrease) in net assets from operations	(38)	(41)	(91)	(20)
Changes from principal transactions:				
Premiums	(3)	-	-	-
Death Benefits	-	-	(54)	(5)
Surrenders and withdrawals	(820)	(1,040)	(339)	(76)
Transfers between Divisions (including fixed account), net	(1,874)	(1,161)	(2)	(20)
Increase (decrease) in net assets derived from principal transactions	(2,697)	(2,201)	(395)	(101)
Total increase (decrease) in net assets	(2,735)	(2,242)	(486)	(121)
Net assets at December 31, 2012	$ -	$ -	$ 3,515	$ 1,696

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13		ING GET U.S. Core Portfolio - Series 14		ING BlackRock Science and Technology Opportunities Portfolio - Class S		ING Euro STOXX 50® Index Portfolio - Class A	
Net assets at January 1, 2011	$	12,854	$	36,259	$	263,966	$	4,739
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		51		404		(6,441)		299
Total realized gain (loss) on investments and capital gains distributions		(169)		(26)		33,032		(2,811)
Net unrealized appreciation (depreciation) of investments		126		55		(60,848)		(772)
Net increase (decrease) in net assets from operations		8		433		(34,257)		(3,284)
Changes from principal transactions:								
Premiums		(1)		(3)		2,645		163
Death Benefits		(128)		(466)		(2,733)		(141)
Surrenders and withdrawals		(3,625)		(6,837)		(17,495)		(1,139)
Transfers between Divisions (including fixed account), net		(5)		(222)		(14,106)		2,617
Increase (decrease) in net assets derived from principal transactions		(3,759)		(7,528)		(31,689)		1,500
Total increase (decrease) in net assets		(3,751)		(7,095)		(65,946)		(1,784)
Net assets at December 31, 2011		9,103		29,164		198,020		2,955
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		30		259		(5,487)		8
Total realized gain (loss) on investments and capital gains distributions		(127)		(95)		24,717		(873)
Net unrealized appreciation (depreciation) of investments		(65)		(692)		(10,575)		1,533
Net increase (decrease) in net assets from operations		(162)		(528)		8,655		668
Changes from principal transactions:								
Premiums		-		1		1,715		78
Death Benefits		(89)		(225)		(1,607)		(21)
Surrenders and withdrawals		(1,873)		(4,483)		(13,845)		(342)
Transfers between Divisions (including fixed account), net		(58)		(129)		(6,733)		5,490
Increase (decrease) in net assets derived from principal transactions		(2,020)		(4,836)		(20,470)		5,205
Total increase (decrease) in net assets		(2,182)		(5,364)		(11,815)		5,873
Net assets at December 31, 2012	$	6,921	$	23,800	$	186,205	$	8,828

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2011	$ 3,595	$ 81,884	$ 161,332	$ 131,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	5	(660)	(2,162)
Total realized gain (loss) on investments and capital gains distributions	(1,240)	170	(10,242)	(3,109)
Net unrealized appreciation (depreciation) of investments	(408)	(13,476)	8,254	1,687
Net increase (decrease) in net assets from operations	(1,670)	(13,301)	(2,648)	(3,584)
Changes from principal transactions:				
Premiums	(2,769)	793	49	89
Death Benefits	(86)	(579)	(2,850)	(1,708)
Surrenders and withdrawals	(503)	(3,793)	(18,095)	(9,635)
Transfers between Divisions (including fixed account), net	3,733	(20,825)	(11,807)	(8,868)
Increase (decrease) in net assets derived from principal transactions	375	(24,404)	(32,703)	(20,122)
Total increase (decrease) in net assets	(1,295)	(37,705)	(35,351)	(23,706)
Net assets at December 31, 2011	2,300	44,179	125,981	107,721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(752)	(993)	(1,934)
Total realized gain (loss) on investments and capital gains distributions	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	275	10,712	20,112	19,187
Net increase (decrease) in net assets from operations	248	10,043	14,220	15,115
Changes from principal transactions:				
Premiums	4,770	382	48	85
Death Benefits	(132)	(265)	(3,023)	(1,807)
Surrenders and withdrawals	(283)	(2,479)	(12,886)	(8,187)
Transfers between Divisions (including fixed account), net	(4,642)	850	(3,868)	(4,750)
Increase (decrease) in net assets derived from principal transactions	(287)	(1,512)	(19,729)	(14,659)
Total increase (decrease) in net assets	(39)	8,531	(5,509)	456
Net assets at December 31, 2012	$ 2,261	$ 52,710	$ 120,472	$ 108,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2011	$ 99,899	$ 65,044	$ 8,463	$ 142,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,683)	52	(44)	(2,272)
Total realized gain (loss) on investments and capital gains distributions	(3,407)	774	(149)	11,059
Net unrealized appreciation (depreciation) of investments	2,183	(8,670)	(1,847)	(7,707)
Net increase (decrease) in net assets from operations	(2,907)	(7,844)	(2,040)	1,080
Changes from principal transactions:				
Premiums	48	753	2,890	898
Death Benefits	(1,380)	(208)	(72)	(1,770)
Surrenders and withdrawals	(7,073)	(4,200)	(414)	(11,980)
Transfers between Divisions (including fixed account), net	(5,109)	(14,057)	740	15,230
Increase (decrease) in net assets derived from principal transactions	(13,514)	(17,712)	3,144	2,378
Total increase (decrease) in net assets	(16,421)	(25,556)	1,104	3,458
Net assets at December 31, 2011	83,478	39,488	9,567	146,033
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,789)	65	(77)	(2,641)
Total realized gain (loss) on investments and capital gains distributions	(2,524)	(409)	(709)	17,997
Net unrealized appreciation (depreciation) of investments	11,823	6,298	947	1,029
Net increase (decrease) in net assets from operations	7,510	5,954	161	16,385
Changes from principal transactions:				
Premiums	27	443	(4,735)	741
Death Benefits	(1,082)	(358)	-	(1,952)
Surrenders and withdrawals	(5,869)	(3,221)	(136)	(14,190)
Transfers between Divisions (including fixed account), net	(2,644)	2,713	(193)	5,843
Increase (decrease) in net assets derived from principal transactions	(9,568)	(423)	(5,064)	(9,558)
Total increase (decrease) in net assets	(2,058)	5,531	(4,903)	6,827
Net assets at December 31, 2012	$ 81,420	$ 45,019	$ 4,664	$ 152,860

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Net assets at January 1, 2011	$ 355,951	$ 35,226	$ 297,977	$ 120,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,619)	(341)	(5,295)	(1,639)
Total realized gain (loss) on investments and capital gains distributions	21,769	1,678	21,859	17,402
Net unrealized appreciation (depreciation) of investments	(21,331)	(2,166)	(29,466)	(21,722)
Net increase (decrease) in net assets from operations	(2,181)	(829)	(12,902)	(5,959)
Changes from principal transactions:				
Premiums	1,657	322	1,653	1,216
Death Benefits	(7,615)	(357)	(6,739)	(562)
Surrenders and withdrawals	(35,620)	(5,240)	(21,743)	(7,369)
Transfers between Divisions (including fixed account), net	(15,225)	9,828	(15,154)	(5,359)
Increase (decrease) in net assets derived from principal transactions	(56,803)	4,553	(41,983)	(12,074)
Total increase (decrease) in net assets	(58,984)	3,724	(54,885)	(18,033)
Net assets at December 31, 2011	296,967	38,950	243,092	102,824
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(236)	(497)	(5,165)	(1,817)
Total realized gain (loss) on investments and capital gains distributions	24,920	1,597	16,044	9,085
Net unrealized appreciation (depreciation) of investments	11,948	4,987	19,064	6,729
Net increase (decrease) in net assets from operations	36,632	6,087	29,943	13,997
Changes from principal transactions:				
Premiums	2,205	360	1,188	1,578
Death Benefits	(9,887)	(446)	(5,467)	(1,177)
Surrenders and withdrawals	(31,821)	(5,149)	(21,470)	(8,190)
Transfers between Divisions (including fixed account), net	35,913	22,120	(732)	14,510
Increase (decrease) in net assets derived from principal transactions	(3,590)	16,885	(26,481)	6,721
Total increase (decrease) in net assets	33,042	22,972	3,462	20,718
Net assets at December 31, 2012	$ 330,009	$ 61,922	$ 246,554	$ 123,542

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S
Net assets at January 1, 2011	$ 174,052	$ 102,443	$ 232,631	$ 201,282
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,981)	(2,225)	(854)	927
Total realized gain (loss) on investments and capital gains distributions	23,082	6,818	10,181	(6,031)
Net unrealized appreciation (depreciation) of investments	(31,952)	(10,456)	70	(6,484)
Net increase (decrease) in net assets from operations	(11,851)	(5,863)	9,397	(11,588)
Changes from principal transactions:				
Premiums	1,520	854	2,106	2,084
Death Benefits	(1,278)	(862)	(2,371)	(2,663)
Surrenders and withdrawals	(12,517)	(6,631)	(20,455)	(8,257)
Transfers between Divisions (including fixed account), net	(13,850)	(49)	76,246	(11,122)
Increase (decrease) in net assets derived from principal transactions	(26,125)	(6,688)	55,526	(19,958)
Total increase (decrease) in net assets	(37,976)	(12,551)	64,923	(31,546)
Net assets at December 31, 2011	136,076	89,892	297,554	169,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,897)	(2,128)	(1,336)	2,348
Total realized gain (loss) on investments and capital gains distributions	15,602	7,294	10,574	(2,729)
Net unrealized appreciation (depreciation) of investments	5,105	4,427	(6,800)	20,189
Net increase (decrease) in net assets from operations	17,810	9,593	2,438	19,808
Changes from principal transactions:				
Premiums	1,352	742	2,620	2,508
Death Benefits	(1,457)	(815)	(3,241)	(1,385)
Surrenders and withdrawals	(10,840)	(6,041)	(23,055)	(8,054)
Transfers between Divisions (including fixed account), net	8,359	(11,162)	(34,592)	(6,285)
Increase (decrease) in net assets derived from principal transactions	(2,586)	(17,276)	(58,268)	(13,216)
Total increase (decrease) in net assets	15,224	(7,683)	(55,830)	6,592
Net assets at December 31, 2012	$ 151,300	$ 82,209	$ 241,724	$ 176,328

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2011	$ 9,445	$ 399,457	$ 68,086	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(9,715)	(1,600)	1
Total realized gain (loss) on investments and capital gains distributions	(1,173)	19,709	3,096	(2)
Net unrealized appreciation (depreciation) of investments	(251)	(26,696)	(2,758)	4
Net increase (decrease) in net assets from operations	(1,360)	(16,702)	(1,262)	3
Changes from principal transactions:				
Premiums	73	2,372	29	-
Death Benefits	(16)	(6,288)	(413)	-
Surrenders and withdrawals	(798)	(42,215)	(5,898)	(6)
Transfers between Divisions (including fixed account), net	(689)	16,675	(1,687)	-
Increase (decrease) in net assets derived from principal transactions	(1,430)	(29,456)	(7,969)	(6)
Total increase (decrease) in net assets	(2,790)	(46,158)	(9,231)	(3)
Net assets at December 31, 2011	6,655	353,299	58,855	75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	53	(7,352)	(1,498)	1
Total realized gain (loss) on investments and capital gains distributions	(1,058)	26,305	8,623	(2)
Net unrealized appreciation (depreciation) of investments	2,097	19,276	(270)	12
Net increase (decrease) in net assets from operations	1,092	38,229	6,855	11
Changes from principal transactions:				
Premiums	82	1,964	59	-
Death Benefits	(47)	(7,483)	(454)	-
Surrenders and withdrawals	(505)	(34,113)	(6,216)	(11)
Transfers between Divisions (including fixed account), net	(372)	(2,529)	(821)	(2)
Increase (decrease) in net assets derived from principal transactions	(842)	(42,161)	(7,432)	(13)
Total increase (decrease) in net assets	250	(3,932)	(577)	(2)
Net assets at December 31, 2012	$ 6,905	$ 349,367	$ 58,278	$ 73

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2011	$ 39	$ 72	$ 1,859	$ 12,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(16)	468
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(56)	187
Net unrealized appreciation (depreciation) of investments	(7)	(4)	10	510
Net increase (decrease) in net assets from operations	(6)	-	(62)	1,165
Changes from principal transactions:				
Premiums	-	-	16	142
Death Benefits	-	-	(4)	(8)
Surrenders and withdrawals	(1)	(2)	(196)	(1,569)
Transfers between Divisions (including fixed account), net	1	1	(171)	790
Increase (decrease) in net assets derived from principal transactions	-	(1)	(355)	(645)
Total increase (decrease) in net assets	(6)	(1)	(417)	520
Net assets at December 31, 2011	33	71	1,442	12,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	(16)	(39)
Total realized gain (loss) on investments and capital gains distributions	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	20	10	169	(223)
Net increase (decrease) in net assets from operations	2	10	220	969
Changes from principal transactions:				
Premiums	-	-	6	209
Death Benefits	-	-	-	(21)
Surrenders and withdrawals	(7)	(15)	(104)	(2,065)
Transfers between Divisions (including fixed account), net	(28)	(1)	(86)	2,739
Increase (decrease) in net assets derived from principal transactions	(35)	(16)	(184)	862
Total increase (decrease) in net assets	(33)	(6)	36	1,831
Net assets at December 31, 2012	$ -	$ 65	$ 1,478	$ 14,814

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2011	$ 15,665	$ 15,111	$ 9,261	$ 10,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(365)	(134)	(204)
Total realized gain (loss) on investments and capital gains distributions	(708)	(194)	(686)	(1,534)
Net unrealized appreciation (depreciation) of investments	1,285	240	(61)	(2,040)
Net increase (decrease) in net assets from operations	660	(319)	(881)	(3,778)
Changes from principal transactions:				
Premiums	112	3	1	1
Death Benefits	(34)	(232)	(81)	(110)
Surrenders and withdrawals	(1,648)	(1,982)	(875)	(913)
Transfers between Divisions (including fixed account), net	(17)	(568)	(476)	14
Increase (decrease) in net assets derived from principal transactions	(1,587)	(2,779)	(1,431)	(1,008)
Total increase (decrease) in net assets	(927)	(3,098)	(2,312)	(4,786)
Net assets at December 31, 2011	14,738	12,013	6,949	5,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	316	(321)	53	(136)
Total realized gain (loss) on investments and capital gains distributions	(633)	(172)	(654)	(1,612)
Net unrealized appreciation (depreciation) of investments	1,476	1,762	1,444	1,213
Net increase (decrease) in net assets from operations	1,159	1,269	843	(535)
Changes from principal transactions:				
Premiums	158	6	1	1
Death Benefits	(60)	(427)	(114)	(194)
Surrenders and withdrawals	(2,043)	(1,433)	(718)	(406)
Transfers between Divisions (including fixed account), net	(524)	(227)	(242)	556
Increase (decrease) in net assets derived from principal transactions	(2,469)	(2,081)	(1,073)	(43)
Total increase (decrease) in net assets	(1,310)	(812)	(230)	(578)
Net assets at December 31, 2012	$ 13,428	$ 11,201	$ 6,719	$ 5,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net assets at January 1, 2011	$ -	$ 1,487	$ 2,156	$ 807
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(39)	11	(16)
Total realized gain (loss) on investments				
and capital gains distributions	-	48	(15)	(15)
Net unrealized appreciation (depreciation)				
of investments	-	(122)	85	(2)
Net increase (decrease) in net assets from operations	-	(113)	81	(33)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	(126)	(116)	(52)
Transfers between Divisions				
(including fixed account), net	-	(8)	(69)	(1)
Increase (decrease) in net assets derived from				
principal transactions	-	(134)	(185)	(53)
Total increase (decrease) in net assets	-	(247)	(104)	(86)
Net assets at December 31, 2011	-	1,240	2,052	721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(306)	(32)	(22)	(7)
Total realized gain (loss) on investments				
and capital gains distributions	(94)	177	29	(16)
Net unrealized appreciation (depreciation)				
of investments	(429)	64	189	142
Net increase (decrease) in net assets from operations	(829)	209	196	119
Changes from principal transactions:				
Premiums	-	(154)	-	(75)
Death Benefits	(91)	-	(6)	-
Surrenders and withdrawals	(1,184)	(158)	(734)	(16)
Transfers between Divisions				
(including fixed account), net	18,829	(15)	(65)	(2)
Increase (decrease) in net assets derived from				
principal transactions	17,554	(327)	(805)	(93)
Total increase (decrease) in net assets	16,725	(118)	(609)	26
Net assets at December 31, 2012	$ 16,725	$ 1,122	$ 1,443	$ 747

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2011	$ 436	$ 1,075
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(10)	2
Total realized gain (loss) on investments and capital gains distributions	1	53
Net unrealized appreciation (depreciation) of investments	(17)	(3)
Net increase (decrease) in net assets from operations	(26)	52
Changes from principal transactions:		
Premiums	-	-
Death Benefits	-	(5)
Surrenders and withdrawals	(39)	(236)
Transfers between Divisions (including fixed account), net	(10)	(37)
Increase (decrease) in net assets derived from principal transactions	(49)	(278)
Total increase (decrease) in net assets	(75)	(226)
Net assets at December 31, 2011	361	849
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(8)	(8)
Total realized gain (loss) on investments and capital gains distributions	(4)	33
Net unrealized appreciation (depreciation) of investments	32	4
Net increase (decrease) in net assets from operations	20	29
Changes from principal transactions:		
Premiums	-	-
Death Benefits	(23)	(29)
Surrenders and withdrawals	(85)	(152)
Transfers between Divisions (including fixed account), net	(40)	15
Increase (decrease) in net assets derived from principal transactions	(148)	(166)
Total increase (decrease) in net assets	(128)	(137)
Net assets at December 31, 2012	$ 233	$ 712

The accompanying notes are an integral part of these financial statements.

1. Organization

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contract owners in 2011. These Contracts were, however, still available to existing contract owners in 2012. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2012, the Account had 141 investment divisions (the "Divisions"), 23 of which invest in independently managed mutual funds and 118 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with assets balances at December 31, 2012 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
  Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING American Funds World Allocation Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Bond Portfolio
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
    ING Invesco Van Kampen Growth and Income Portfolio - Service Class
    ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
    ING Large Cap Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Service Class
    ING Large Cap Growth Portfolio - Service 2 Class
    ING Large Cap Value Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Liquid Assets Portfolio - Service 2 Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico Growth Portfolio - Service 2 Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Total Return Portfolio - Service 2 Class
    ING MFS Utilities Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
    ING Oppenheimer Active Allocation Portfolio - Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Service 2 Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING Retirement Conservative Portfolio - Adviser Class
    ING Retirement Growth Portfolio - Adviser Class
    ING Retirement Moderate Growth Portfolio - Adviser Class
    ING Retirement Moderate Portfolio - Adviser Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
    ING T. Rowe Price Equity Income Portfolio - Service Class
    ING T. Rowe Price Equity Income Portfolio - Service 2 Class
    ING T. Rowe Price International Stock Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service 2 Class

ING Mutual Funds:
    ING Diversified International Fund - Class R
ING Partners, Inc.:
    ING American Century Small-Mid Cap Value Portfolio - Service Class
    ING Baron Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING Global Bond Portfolio - Service Class
    ING Growth and Income Core Portfolio - Initial Class
    ING Growth and Income Core Portfolio - Service Class
    ING Invesco Van Kampen Comstock Portfolio - Service Class
    ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
    ING Invesco Van Kampen Equity and Income Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Service Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class
    ING Templeton Foreign Equity Portfolio - Service Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
    ING Strategic Allocation Conservative Portfolio - Class S
    ING Strategic Allocation Growth Portfolio - Class S
    ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
    ING Growth and Income Portfolio - Class A
    ING Growth and Income Portfolio - Class I
    ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
   ING BlackRock Science and Technology Opportunities Portfolio - Class S
   ING Euro STOXX 50® Index Portfolio - Class A
   ING FTSE 100 Index® Portfolio - Class A
   ING Hang Seng Index Portfolio - Class S
   ING Index Plus LargeCap Portfolio - Class S
   ING Index Plus MidCap Portfolio - Class S
   ING Index Plus SmallCap Portfolio - Class S
   ING International Index Portfolio - Class S
   ING Japan TOPIX Index® Portfolio - Class A
   ING Russell™ Large Cap Growth Index Portfolio - Class S
   ING Russell™ Large Cap Index Portfolio - Class S
   ING Russell™ Large Cap Value Index Portfolio - Class S
   ING Russell™ Mid Cap Growth Index Portfolio - Class S
   ING Russell™ Mid Cap Index Portfolio - Class S
   ING Russell™ Small Cap Index Portfolio - Class S
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class S
   ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
ING Variable Products Trust:
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class S

Legg Mason Partners Variable Equity Trust:
   Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Legg Mason Partners Variable Income Trust:
   Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
   ProFund VP Bull
   ProFund VP Europe 30
   ProFund VP Rising Rates Opportunity
Van Kampen Equity Trust II:
   Invesco Van Kampen American Franchise Fund - Class I Shares
Wells Fargo Funds Trust:
   Wells Fargo Advantage VT Omega Growth Fund - Class 2
Wells Fargo Variable Trust:
   Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2
   Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
   Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
   Wells Fargo Advantage VT Total Return Bond Fund

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Investors Trust:	ING Investors Trust:
ING Bond Portfolio	ING American Funds Bond Portfolio
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
ING Growth and Income Core Portfolio - Service Class	ING Thornburg Value Portfolio - Service Class
Legg Mason Partners Variable Income Trust:	Legg Mason Partners Variable Income Trust:
Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable High Income Portfolio

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares
ING Investors Trust:
   ING American Funds Growth Portfolio
   ING Artio Foreign Portfolio- Service Class
   ING Artio Foreign Portfolio- Service 2 Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
Legg Mason Partners Variable Equity Trust:
   Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ING USA, and no charge is being made to the Account for federal

income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Amounts Receivable From/Payable to Related Parties

Amount payable to/receivable from related parties in each Division on the Statement of Asset and Liabilities represent accrued fees to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of up to 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts may be waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.95% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Leisure Fund - Series I Shares	$ 92	$ 20,184
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	65,255	235,191
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class A	22	7
Columbia Small Cap Value Fund, Variable Series - Class B	6,921	18,078
Columbia Small Company Growth Fund, Variable Series - Class A	-	-
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	-	27
Columbia VP Short Duration US Government Fund - Class 1	-	1
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	14,902	23,468
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class 2	7,916	95,973
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	185	2,793
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class S	158	1,215
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class S	167,796	251,266
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	35,646	30,831
ING American Funds Global Growth and Income Portfolio	10,403	3,851
ING American Funds Growth Portfolio	49,442	2,037,455
ING American Funds International Growth and Income Portfolio	6,923	1,198
ING American Funds International Portfolio	42,495	156,562
ING American Funds World Allocation Portfolio - Service Class	30,921	34,965
ING Artio Foreign Portfolio - Service Class	19,808	385,610
ING Artio Foreign Portfolio - Service 2 Class	1,336	32,794
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	23,352	27,790
ING BlackRock Inflation Protected Bond Portfolio - Service Class	178,699	115,690
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	82
ING BlackRock Large Cap Growth Portfolio - Service Class	21,907	33,439
ING Bond Portfolio	63,786	86,068
ING Clarion Global Real Estate Portfolio - Service Class	1,603	20,266
ING Clarion Global Real Estate Portfolio - Service 2 Class	21	324
ING Clarion Real Estate Portfolio - Service Class	3,867	53,733
ING Clarion Real Estate Portfolio - Service 2 Class	333	3,098
ING DFA World Equity Portfolio - Service Class	9,844	28,887
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	12,490	125,347
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	576	3,979
ING Franklin Income Portfolio - Service Class	56,430	57,126

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Franklin Income Portfolio - Service 2 Class	$ 1,920	$ 1,243
ING Franklin Mutual Shares Portfolio - Service Class	6,972	28,724
ING Franklin Templeton Founding Strategy Portfolio - Service Class	35,855	100,109
ING Global Resources Portfolio - Adviser Class	27,275	38,804
ING Global Resources Portfolio - Service Class	13,893	78,245
ING Global Resources Portfolio - Service 2 Class	558	2,934
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	26,332	83,288
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	971	6,208
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	73,615	81,299
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	886	3,343
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	38,753	77,456
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	35	4,590
ING Large Cap Growth Portfolio - Adviser Class	1,912,234	113,114
ING Large Cap Growth Portfolio - Service Class	40,631	78,535
ING Large Cap Growth Portfolio - Service 2 Class	13	65
ING Large Cap Value Portfolio - Service Class	37,655	34,121
ING Limited Maturity Bond Portfolio - Service Class	868	14,414
ING Liquid Assets Portfolio - Service Class	219,664	391,203
ING Liquid Assets Portfolio - Service 2 Class	10,223	14,134
ING Marsico Growth Portfolio - Service Class	30,244	91,759
ING Marsico Growth Portfolio - Service 2 Class	339	2,119
ING MFS Total Return Portfolio - Service Class	29,385	103,411
ING MFS Total Return Portfolio - Service 2 Class	1,320	3,918
ING MFS Utilities Portfolio - Service Class	28,570	75,900
ING Morgan Stanley Global Franchise Portfolio - Service Class	47,376	51,598
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	4,119	8,372
ING Oppenheimer Active Allocation Portfolio - Service Class	5,013	11,266
ING PIMCO High Yield Portfolio - Service Class	128,371	81,672
ING PIMCO Total Return Bond Portfolio - Service Class	458,290	488,359
ING PIMCO Total Return Bond Portfolio - Service 2 Class	6,325	10,608
ING Pioneer Fund Portfolio - Service Class	2,260	9,372
ING Pioneer Mid Cap Value Portfolio - Service Class	6,642	75,094
ING Retirement Conservative Portfolio - Adviser Class	106,400	95,413
ING Retirement Growth Portfolio - Adviser Class	111,035	428,389
ING Retirement Moderate Growth Portfolio - Adviser Class	78,141	327,740
ING Retirement Moderate Portfolio - Adviser Class	61,573	186,432
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	166,365	298,935
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	5,541	8,457
ING T. Rowe Price Equity Income Portfolio - Service Class	36,242	127,047
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	910	3,204
ING T. Rowe Price International Stock Portfolio - Service Class	17,004	25,814
ING Templeton Global Growth Portfolio - Service Class	9,619	36,741
ING Templeton Global Growth Portfolio - Service 2 Class	408	429
ING Mutual Funds:		
ING Diversified International Fund - Class R	2	45

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 370	$ 651
ING Baron Growth Portfolio - Service Class	29,444	75,302
ING Columbia Small Cap Value II Portfolio - Service Class	472	19,699
ING Davis New York Venture Portfolio - Service Class	6,551	32,548
ING Global Bond Portfolio - Service Class	1,179	1,682
ING Growth and Income Core Portfolio - Initial Class	54	313
ING Growth and Income Core Portfolio - Service Class	173	1,339
ING Invesco Van Kampen Comstock Portfolio - Service Class	16,836	30,132
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	36	227
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	22,638	38,908
ING JPMorgan Mid Cap Value Portfolio - Service Class	51,131	34,481
ING Oppenheimer Global Portfolio - Initial Class	75	1,073
ING Oppenheimer Global Portfolio - Service Class	15,234	22,626
ING PIMCO Total Return Portfolio - Service Class	372	1,640
ING Solution 2015 Portfolio - Service Class	791	1,445
ING Solution 2025 Portfolio - Service Class	536	2,230
ING Solution 2035 Portfolio - Service Class	538	2,109
ING Solution 2045 Portfolio - Service Class	69	69
ING Solution Income Portfolio - Service Class	601	1,065
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,034	2,512
ING T. Rowe Price Growth Equity Portfolio - Service Class	93,778	60,939
ING Templeton Foreign Equity Portfolio - Service Class	408,522	84,810
ING UBS U.S. Large Cap Equity Portfolio - Service Class	80	790
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class S	219	68
ING Strategic Allocation Growth Portfolio - Class S	7	23
ING Strategic Allocation Moderate Portfolio - Class S	33	74
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	46,395	182,503
ING Growth and Income Portfolio - Class I	1	24
ING Growth and Income Portfolio - Class S	11,318	129,502
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	113	5,417
ING GET U.S. Core Portfolio - Series 8	32	2,613
ING GET U.S. Core Portfolio - Series 9	66	2,734
ING GET U.S. Core Portfolio - Series 10	48	2,233
ING GET U.S. Core Portfolio - Series 11	79	472
ING GET U.S. Core Portfolio - Series 12	44	137
ING GET U.S. Core Portfolio - Series 13	171	2,161
ING GET U.S. Core Portfolio - Series 14	826	5,406
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class S	37,635	50,582
ING Euro STOXX 50® Index Portfolio - Class A	12,859	7,645
ING FTSE 100 Index® Portfolio - Class A	3,141	3,335
ING Hang Seng Index Portfolio - Class S	13,209	15,476
ING Index Plus LargeCap Portfolio - Class S	2,140	22,872
ING Index Plus MidCap Portfolio - Class S	1,010	17,609
ING Index Plus SmallCap Portfolio - Class S	738	12,099
ING International Index Portfolio - Class S	10,689	11,050

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Portfolios, Inc. (continued):		
ING Japan TOPIX Index® Portfolio - Class A	$ 4,921	$ 9,682
ING Russell™ Large Cap Growth Index Portfolio - Class S	40,280	52,488
ING Russell™ Large Cap Index Portfolio - Class S	81,310	85,154
ING Russell™ Large Cap Value Index Portfolio - Class S	46,596	30,210
ING Russell™ Mid Cap Growth Index Portfolio - Class S	15,840	47,501
ING Russell™ Mid Cap Index Portfolio - Class S	38,940	29,967
ING Russell™ Small Cap Index Portfolio - Class S	65,018	62,981
ING Small Company Portfolio - Class S	12,049	28,117
ING U.S. Bond Index Portfolio - Class S	46,143	100,020
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	12,861	23,739
ING Variable Products Trust:		
ING International Value Portfolio - Class S	451	1,240
ING MidCap Opportunities Portfolio - Class S	38,509	78,311
ING SmallCap Opportunities Portfolio - Class S	6,209	9,195
Legg Mason Partners Variable Equity Trust:		
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	2	13
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	35
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	5	16
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	245	446
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	3,774	2,180
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	914	3,067
ProFunds:		
ProFund VP Bull	81	2,484
ProFund VP Europe 30	270	1,290
ProFund VP Rising Rates Opportunity	706	884
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	19,202	1,951
Wells Fargo Funds Trust:		
Wells Fargo Advantage VT Omega Growth Fund - Class 2	96	371
Wells Fargo Variable Trust:		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	24	851
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	11	111
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	18	158
Wells Fargo Advantage VT Total Return Bond Fund	48	207

7.   Changes in Units

The changes in units outstanding for the years ended December 31, 2012 and 2011 are shown in the following table.

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	-	1,456,838	(1,456,838)	202,162	454,602	(252,440)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	12,847,905	29,744,902	(16,896,997)	34,124,070	35,162,633	(1,038,563)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	943	147	796	4	1,118	(1,114)
Columbia Small Cap Value Fund, Variable Series - Class B	138,962	923,481	(784,519)	660,550	1,573,933	(913,383)
Columbia Small Company Growth Fund, Variable Series - Class A	-	-	-	-	321	(321)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	-	2,875	(2,875)	56,308	14,839	41,469
Columbia VP Short Duration US Government Fund - Class 1	-	69	(69)	2,306	1,907	399
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	287,260	2,040,149	(1,752,889)	1,185,076	3,260,043	(2,074,967)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	954,380	6,620,153	(5,665,773)	2,033,498	9,345,908	(7,312,410)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	13,075	142,322	(129,247)	21,094	123,046	(101,952)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	12,199	99,764	(87,565)	57,999	160,824	(102,825)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	22,261,655	30,442,457	(8,180,802)	34,427,145	42,580,885	(8,153,740)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	6,208,895	5,690,492	518,403	4,727,342	5,588,550	(861,208)
ING American Funds Global Growth and Income Portfolio	1,205,860	555,347	650,513	1,100,518	366,357	734,161
ING American Funds Growth Portfolio	-	149,922,104	(149,922,104)	13,444,808	35,072,503	(21,627,695)
ING American Funds International Growth and Income Portfolio	872,686	280,231	592,455	732,161	221,147	511,014
ING American Funds International Portfolio	4,664,873	11,606,803	(6,941,930)	5,614,495	16,690,020	(11,075,525)
ING American Funds World Allocation Portfolio - Service Class	1,791,493	3,173,961	(1,382,468)	7,773,280	6,387,255	1,386,025

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Artio Foreign Portfolio - Service Class	-	34,478,946	(34,478,946)	3,940,000	9,375,319	(5,435,319)
ING Artio Foreign Portfolio - Service 2 Class	-	2,743,479	(2,743,479)	118,038	441,972	(323,934)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	3,673,851	4,118,680	(444,829)	7,460,244	7,163,736	296,508
ING BlackRock Inflation Protected Bond Portfolio - Service Class	22,579,058	19,273,054	3,306,004	34,212,058	15,682,140	18,529,918
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,960	10,573	(8,613)	-	1,856	(1,856)
ING BlackRock Large Cap Growth Portfolio - Service Class	3,876,108	4,648,621	(772,513)	8,009,399	6,981,483	1,027,916
ING Bond Portfolio	8,888,582	12,462,021	(3,573,439)	12,484,675	17,829,707	(5,345,032)
ING Clarion Global Real Estate Portfolio - Service Class	338,508	1,863,453	(1,524,945)	696,927	2,498,930	(1,802,003)
ING Clarion Global Real Estate Portfolio - Service 2 Class	2,472	27,259	(24,787)	2,335	31,785	(29,450)
ING Clarion Real Estate Portfolio - Service Class	148,066	959,589	(811,523)	632,166	1,622,083	(989,917)
ING Clarion Real Estate Portfolio - Service 2 Class	11,589	119,894	(108,305)	9,601	122,194	(112,593)
ING DFA World Equity Portfolio - Service Class	2,134,200	4,530,500	(2,396,300)	4,547,336	10,021,213	(5,473,877)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	2,500,706	9,181,370	(6,680,664)	6,787,931	16,476,640	(9,688,709)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	45,443	198,832	(153,389)	76,359	242,344	(165,985)
ING Franklin Income Portfolio - Service Class	8,116,499	9,860,786	(1,744,287)	12,519,380	12,159,848	359,532
ING Franklin Income Portfolio - Service 2 Class	135,057	109,052	26,005	244,296	246,338	(2,042)
ING Franklin Mutual Shares Portfolio - Service Class	1,622,990	3,706,914	(2,083,924)	2,583,825	4,405,289	(1,821,464)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	3,615,778	12,569,278	(8,953,500)	5,549,303	15,763,799	(10,214,496)
ING Global Resources Portfolio - Adviser Class	5,144,943	6,510,985	(1,366,042)	16,351,503	6,388,268	9,963,235
ING Global Resources Portfolio - Service Class	693,419	2,512,241	(1,818,822)	1,392,195	4,061,767	(2,669,572)
ING Global Resources Portfolio - Service 2 Class	28,732	118,356	(89,624)	11,957	113,850	(101,893)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	1,972,664	4,056,435	(2,083,771)	2,963,555	5,343,808	(2,380,253)
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	43,393	389,088	(345,695)	262,920	684,494	(421,574)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,246,263	6,887,301	(641,038)	6,217,031	8,018,719	(1,801,688)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	12,635	104,982	(92,347)	14,127	125,729	(111,602)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	4,662,493	6,820,131	(2,157,638)	7,505,923	9,179,828	(1,673,905)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	4,382	219,617	(215,235)	17,700	332,843	(315,143)
ING Large Cap Growth Portfolio - Adviser Class	200,867,518	16,205,302	184,662,216	-	-	-

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Service Class	3,745,420	6,101,120	(2,355,700)	13,298,580	6,315,795	6,982,785
ING Large Cap Growth Portfolio - Service 2 Class	858	4,090	(3,232)	2	7,854	(7,852)
ING Large Cap Value Portfolio - Service Class	4,580,619	4,213,914	366,705	8,875,823	2,412,936	6,462,887
ING Limited Maturity Bond Portfolio - Service Class	140,252	735,017	(594,765)	3,363,708	4,215,004	(851,296)
ING Liquid Assets Portfolio - Service Class	44,117,809	53,947,736	(9,829,927)	106,924,585	110,207,357	(3,282,772)
ING Liquid Assets Portfolio - Service 2 Class	1,251,795	1,615,455	(363,660)	2,501,772	2,833,831	(332,059)
ING Marsico Growth Portfolio - Service Class	3,856,091	7,245,433	(3,389,342)	6,732,807	11,065,297	(4,332,490)
ING Marsico Growth Portfolio - Service 2 Class	27,905	130,561	(102,656)	78,501	201,745	(123,244)
ING MFS Total Return Portfolio - Service Class	2,190,819	5,166,948	(2,976,129)	5,316,698	9,655,946	(4,339,248)
ING MFS Total Return Portfolio - Service 2 Class	79,888	285,320	(205,432)	92,292	357,617	(265,325)
ING MFS Utilities Portfolio - Service Class	3,789,568	6,755,459	(2,965,891)	8,616,871	7,866,999	749,872
ING Morgan Stanley Global Franchise Portfolio - Service Class	3,617,205	4,682,156	(1,064,951)	7,227,628	8,108,666	(881,038)
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	67,973	420,126	(352,153)	84,986	540,415	(455,429)
ING Oppenheimer Active Allocation Portfolio - Service Class	706,300	1,276,455	(570,155)	1,891,811	2,399,221	(507,410)
ING PIMCO High Yield Portfolio - Service Class	13,694,248	12,269,488	1,424,760	19,435,436	21,207,620	(1,772,184)
ING PIMCO Total Return Bond Portfolio - Service Class	43,333,511	47,692,271	(4,358,760)	69,844,353	81,688,089	(11,843,736)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	550,592	893,173	(342,581)	846,948	1,423,623	(576,675)
ING Pioneer Fund Portfolio - Service Class	351,919	950,667	(598,748)	1,028,461	1,576,598	(548,137)
ING Pioneer Mid Cap Value Portfolio - Service Class	1,786,816	7,305,238	(5,518,422)	4,357,601	11,024,593	(6,666,992)
ING Retirement Conservative Portfolio - Adviser Class	17,429,624	17,829,554	(399,930)	32,251,365	24,732,660	7,518,705
ING Retirement Growth Portfolio - Adviser Class	11,622,039	43,823,029	(32,200,990)	17,148,549	53,786,812	(36,638,263)
ING Retirement Moderate Growth Portfolio - Adviser Class	10,897,502	35,889,680	(24,992,178)	15,767,610	42,328,101	(26,560,491)
ING Retirement Moderate Portfolio - Adviser Class	10,241,625	23,515,287	(13,273,662)	15,738,761	29,715,320	(13,976,559)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,595,676	11,862,125	(4,266,449)	12,261,275	21,187,562	(8,926,287)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	233,852	487,050	(253,198)	128,637	783,171	(654,534)
ING T. Rowe Price Equity Income Portfolio - Service Class	3,490,754	6,628,549	(3,137,795)	6,990,667	7,645,411	(654,744)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	60,126	215,814	(155,688)	243,097	235,821	7,276
ING T. Rowe Price International Stock Portfolio - Service Class	2,209,751	2,776,314	(566,563)	1,529,730	2,603,630	(1,073,900)
ING Templeton Global Growth Portfolio - Service Class	1,004,601	2,362,725	(1,358,124)	2,825,113	4,803,716	(1,978,603)
ING Templeton Global Growth Portfolio - Service 2 Class	23,736	26,594	(2,858)	14,000	48,355	(34,355)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Mutual Funds:						
ING Diversified International Fund - Class R	-	5,438	(5,438)	54	2,730	(2,676)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	13,999	34,695	(20,696)	19,787	70,217	(50,430)
ING Baron Growth Portfolio - Service Class	5,710,429	8,632,139	(2,921,710)	13,603,676	14,217,136	(613,460)
ING Columbia Small Cap Value II Portfolio - Service Class	364,139	2,063,800	(1,699,661)	718,373	2,786,396	(2,068,023)
ING Davis New York Venture Portfolio - Service Class	2,259,304	4,564,899	(2,305,595)	3,214,212	6,594,512	(3,380,300)
ING Global Bond Portfolio - Service Class	68,791	133,990	(65,199)	147,407	216,481	(69,074)
ING Growth and Income Core Portfolio - Initial Class	7,732	34,800	(27,068)	36,128	69,626	(33,498)
ING Growth and Income Core Portfolio - Service Class	38,463	135,394	(96,931)	60,091	130,727	(70,636)
ING Invesco Van Kampen Comstock Portfolio - Service Class	2,528,444	3,483,676	(955,232)	4,192,162	4,939,156	(746,994)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	2,639	18,462	(15,823)	16	37,071	(37,055)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	2,619,195	3,868,673	(1,249,478)	2,675,941	4,972,616	(2,296,675)
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,167,133	4,780,072	1,387,061	6,935,908	6,366,531	569,377
ING Oppenheimer Global Portfolio - Initial Class	6,605	78,635	(72,030)	42,390	145,022	(102,632)
ING Oppenheimer Global Portfolio - Service Class	1,546,234	2,108,740	(562,506)	2,106,009	1,715,139	390,870
ING PIMCO Total Return Portfolio - Service Class	15,024	106,709	(91,685)	1,442	127,404	(125,962)
ING Solution 2015 Portfolio - Service Class	17,594	109,141	(91,547)	27,294	240,734	(213,440)
ING Solution 2025 Portfolio - Service Class	20,080	181,111	(161,031)	54,371	173,197	(118,826)
ING Solution 2035 Portfolio - Service Class	25,428	163,028	(137,600)	46,105	114,579	(68,474)
ING Solution 2045 Portfolio - Service Class	4,033	4,728	(695)	3,697	9,117	(5,420)
ING Solution Income Portfolio - Service Class	27,348	82,668	(55,320)	11,184	69,718	(58,534)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	24,073	141,216	(117,143)	20,414	137,627	(117,213)
ING T. Rowe Price Growth Equity Portfolio - Service Class	13,049,533	9,726,062	3,323,471	6,522,538	6,462,520	60,018
ING Templeton Foreign Equity Portfolio - Service Class	48,687,031	10,807,712	37,879,319	6,049,172	9,940,714	(3,891,542)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	40,846	98,475	(57,629)	44,737	116,115	(71,378)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	11,819	3,522	8,297	831	12,688	(11,857)
ING Strategic Allocation Growth Portfolio - Class S	204	1,159	(955)	796	8,504	(7,708)
ING Strategic Allocation Moderate Portfolio - Class S	1,073	4,022	(2,949)	18,942	4,593	14,349

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31					
	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	9,468,664	22,035,746	(12,567,082)	143,913,488	20,386,939	123,526,549
ING Growth and Income Portfolio - Class I	221	2,572	(2,351)	-	3,967	(3,967)
ING Growth and Income Portfolio - Class S	1,473,364	13,907,232	(12,433,868)	44,058,797	10,507,034	33,551,763
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	167,047	705,099	(538,052)	260,735	453,441	(192,706)
ING GET U.S. Core Portfolio - Series 8	-	260,341	(260,341)	24,402	162,774	(138,372)
ING GET U.S. Core Portfolio - Series 9	-	268,198	(268,198)	19,177	137,833	(118,656)
ING GET U.S. Core Portfolio - Series 10	51,607	273,520	(221,913)	141,447	237,329	(95,882)
ING GET U.S. Core Portfolio - Series 11	8,704	47,153	(38,449)	390,773	471,493	(80,720)
ING GET U.S. Core Portfolio - Series 12	2,415	12,332	(9,917)	79,201	93,701	(14,500)
ING GET U.S. Core Portfolio - Series 13	4,435	196,551	(192,116)	45,012	401,043	(356,031)
ING GET U.S. Core Portfolio - Series 14	163,606	620,658	(457,052)	207,446	915,956	(708,510)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	4,942,875	7,142,265	(2,199,390)	9,826,536	13,226,849	(3,400,313)
ING Euro STOXX 50® Index Portfolio - Class A	1,866,623	1,245,397	621,226	2,173,418	2,299,813	(126,395)
ING FTSE 100 Index® Portfolio - Class A	381,984	411,144	(29,160)	1,988,665	2,093,981	(105,316)
ING Hang Seng Index Portfolio - Class S	1,523,987	1,740,134	(216,147)	1,706,482	3,668,047	(1,961,565)
ING Index Plus LargeCap Portfolio - Class S	261,058	2,187,615	(1,926,557)	997,237	4,341,938	(3,344,701)
ING Index Plus MidCap Portfolio - Class S	208,673	1,275,789	(1,067,116)	672,087	2,186,473	(1,514,386)
ING Index Plus SmallCap Portfolio - Class S	183,422	955,648	(772,226)	565,383	1,668,184	(1,102,801)
ING International Index Portfolio - Class S	1,907,442	2,006,784	(99,342)	1,882,474	4,234,491	(2,352,017)
ING Japan TOPIX Index® Portfolio - Class A	561,812	1,112,255	(550,443)	1,780,192	1,524,553	255,639
ING Russell™ Large Cap Growth Index Portfolio - Class S	3,632,451	4,326,464	(694,013)	4,470,554	4,444,078	26,476
ING Russell™ Large Cap Index Portfolio - Class S	11,777,149	12,418,448	(641,299)	8,477,808	15,187,233	(6,709,425)
ING Russell™ Large Cap Value Index Portfolio - Class S	3,881,779	2,734,705	1,147,074	2,114,023	1,807,972	306,051
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,956,030	3,637,263	(1,681,233)	3,801,203	6,608,994	(2,807,791)
ING Russell™ Mid Cap Index Portfolio - Class S	4,709,206	4,211,248	497,958	7,573,006	8,930,677	(1,357,671)
ING Russell™ Small Cap Index Portfolio - Class S	7,454,526	7,776,514	(321,988)	9,161,403	11,915,474	(2,754,071)
ING Small Company Portfolio - Class S	1,708,698	3,284,591	(1,575,893)	4,018,875	4,729,901	(711,026)
ING U.S. Bond Index Portfolio - Class S	7,174,183	12,393,012	(5,218,829)	18,810,676	14,212,030	4,598,646
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	2,007,321	3,840,716	(1,833,395)	3,435,107	6,123,066	(2,687,959)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31					
	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class S	26,892	88,628	(61,736)	10,468	111,649	(101,181)
ING MidCap Opportunities Portfolio - Class S	6,070,998	9,698,120	(3,627,122)	14,534,969	17,826,042	(3,291,073)
ING SmallCap Opportunities Portfolio - Class S	150,560	961,834	(811,274)	970,229	1,887,369	(917,140)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	3	1,264	(1,261)	-	788	(788)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	2,797	(2,797)	-	118	(118)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	-	671	(671)	3	89	(86)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	12,211	21,562	(9,351)	2,451	21,642	(19,191)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	266,238	210,068	56,170	221,528	276,792	(55,264)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	39,743	194,275	(154,532)	51,358	159,150	(107,792)
ProFunds:						
ProFund VP Bull	91,266	334,704	(243,438)	3,519,900	3,863,881	(343,981)
ProFund VP Europe 30	64,591	195,876	(131,285)	334,564	496,622	(162,058)
ProFund VP Rising Rates Opportunity	636,496	668,271	(31,775)	2,543,426	2,781,811	(238,385)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	1,924,792	236,409	1,688,383	-	-	-
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	1,186	26,075	(24,889)	774	12,557	(11,783)
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	237	59,536	(59,299)	384	16,546	(16,162)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	18	7,556	(7,538)	27	4,930	(4,903)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	214	8,605	(8,391)	154	2,935	(2,781)
Wells Fargo Advantage VT Total Return Bond Fund	2,462	14,443	(11,981)	431	22,167	(21,736)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2012	94,889	$10.15	to	$10.86	$993,413	1.40%	0.95%	to	2.35%	7.41%	to	8.93%
2011	111,786	$9.45	to	$9.97	$1,082,096	2.30%	0.95%	to	2.35%	-5.88%	to	-4.50%
2010	112,825	$9.97	to	$10.44	$1,153,042	1.14%	0.95%	to	2.60%	6.86%	to	8.65%
2009	102,963	$9.33	to	$9.61	$975,605	2.36%	0.95%	to	2.60%	17.80%	to	19.83%
2008	49,903	$7.92	to	$8.02	$397,800	(a)	0.95%	to	2.60%		(a)	
Columbia Asset Allocation Fund, Variable Series - Class A												
2012	19	$16.40	to	$17.06	$325	2.32%	1.40%	to	1.80%	10.96%	to	11.43%
2011	18	$14.78	to	$15.31	$279	2.75%	1.40%	to	1.80%	-2.64%	to	-2.23%
2010	20	$15.18	to	$15.66	$303	2.29%	1.40%	to	1.80%	11.37%	to	11.86%
2009	22	$13.63	to	$14.00	$308	3.86%	1.40%	to	1.80%	21.81%	to	22.27%
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
Columbia Small Cap Value Fund, Variable Series - Class B												
2012	6,310	$12.36	to	$22.07	$128,867	0.29%	0.95%	to	2.35%	8.61%	to	10.19%
2011	7,095	$11.38	to	$20.09	$132,452	0.88%	0.95%	to	2.35%	-8.37%	to	-7.04%
2010	8,008	$12.42	to	$21.68	$162,178	1.03%	0.95%	to	2.35%	23.58%	to	25.22%
2009	9,211	$10.05	to	$17.36	$150,066	0.85%	0.95%	to	2.35%	21.97%	to	23.89%
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
Columbia Small Company Growth Fund, Variable Series - Class A												
2012	1		$19.18		$13	-		1.55%			10.29%	
2011	1		$17.39		$11	-		1.55%			-7.01%	
2010	1	$18.70	to	$18.85	$18	-	1.45%	to	1.55%	26.35%	to	26.51%
2009	2	$14.55	to	$14.90	$25	-	1.45%	to	1.80%	23.41%	to	23.86%
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
Columbia VP Large Cap Growth Fund - Class 1												
2012	39	$7.70	to	$7.76	$299	-	1.40%	to	1.90%	18.07%	to	18.65%
2011	41	$6.52	to	$6.55	$271	(d)	1.40%	to	1.90%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia VP Short Duration US Government Fund - Class 1												
2012	-		$10.29		$3	-		1.80%			-0.10%	
2011	-		$10.30		$4	(d)		1.80%			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2012	12,874	$10.10	to	$15.37	$159,095	2.88%	0.75%	to	2.35%	14.35%	to	16.13%
2011	14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010	16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2012	44,664	$9.61	to	$19.10	$670,333	1.12%	0.75%	to	2.60%	13.09%	to	15.23%
2011	50,330	$8.47	to	$16.61	$662,869	0.76%	0.75%	to	2.60%	-5.27%	to	-3.51%
2010	57,642	$8.91	to	$17.26	$795,262	0.94%	0.75%	to	2.60%	13.86%	to	16.09%
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
Franklin Small Cap Value Securities Fund - Class 2												
2012	516	$20.58	to	$21.64	$11,060	0.77%	0.75%	to	1.35%	16.80%	to	17.52%
2011	646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010	748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
2009	799	$14.56	to	$15.26	$12,115	1.65%	0.75%	to	1.35%	27.41%	to	28.14%
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
ING Balanced Portfolio - Class S												
2012	372	$10.56	to	$15.04	$4,876	2.90%	0.75%	to	2.00%	11.24%	to	12.66%
2011	460	$9.44	to	$13.35	$5,392	2.50%	0.75%	to	2.10%	-3.67%	to	-2.34%
2010	562	$9.80	to	$13.67	$6,681	2.62%	0.75%	to	2.10%	11.49%	to	12.88%
2009	654	$8.76	to	$12.11	$6,899	4.06%	0.75%	to	2.20%	16.33%	to	18.15%
2008	724	$7.46	to	$10.25	$6,399	3.34%	0.75%	to	2.55%	-30.08%	to	-28.87%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Portfolio - Class S												
2012	82,847	$11.50	to	$16.18	$1,185,574	4.24%	0.75%	to	2.60%	6.25%	to	8.30%
2011	91,027	$10.79	to	$14.94	$1,214,624	4.18%	0.75%	to	2.60%	4.48%	to	6.49%
2010	99,181	$10.28	to	$14.03	$1,253,226	4.77%	0.75%	to	2.60%	6.67%	to	8.68%
2009	106,012	$9.60	to	$12.91	$1,241,312	6.19%	0.75%	to	2.60%	8.41%	to	10.44%
2008	104,672	$8.83	to	$11.69	$1,122,300	6.23%	0.75%	to	2.60%	-11.04%	to	-9.31%
ING American Funds Asset Allocation Portfolio												
2012	36,387	$10.46	to	$11.18	$392,917	1.33%	0.95%	to	2.35%	12.84%	to	14.55%
2011	35,868	$9.27	to	$9.76	$340,934	1.42%	0.95%	to	2.35%	-1.49%	to	-0.10%
2010	36,730	$9.41	to	$9.77	$352,116	1.56%	0.95%	to	2.35%	9.40%	to	10.90%
2009	35,172	$8.60	to	$8.81	$306,208	1.71%	0.95%	to	2.35%	20.45%	to	22.19%
2008	20,680	$7.13	to	$7.21	$148,369	(a)	0.95%	to	2.60%		(a)	
ING American Funds Global Growth and Income Portfolio												
2012	1,385	$10.54	to	$10.83	$14,789	1.44%	0.95%	to	2.35%	14.07%	to	15.71%
2011	734	$9.24	to	$9.36	$6,822	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Growth and Income Portfolio												
2012	1,103	$9.86	to	$10.14	$11,029	1.62%	0.95%	to	2.35%	12.94%	to	14.58%
2011	511	$8.73	to	$8.85	$4,490	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Portfolio												
2012	60,606	$8.00	to	$18.99	$1,009,047	1.36%	0.75%	to	2.60%	14.15%	to	16.35%
2011	67,548	$6.98	to	$16.35	$977,119	1.65%	0.75%	to	2.60%	-16.58%	to	-15.04%
2010	78,623	$8.34	to	$19.28	$1,355,667	0.88%	0.75%	to	2.60%	3.94%	to	5.90%
2009	84,125	$8.00	to	$18.25	$1,387,295	3.37%	0.75%	to	2.60%	38.56%	to	41.37%
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds World Allocation Portfolio - Service Class												
2012	13,575	$13.30	to	$15.30	$185,967	1.42%	0.95%	to	2.35%	10.37%	to	11.92%
2011	14,957	$12.05	to	$13.67	$184,314	1.09%	0.95%	to	2.35%	-8.09%	to	-6.75%
2010	13,571	$13.11	to	$14.66	$180,515	0.82%	0.95%	to	2.35%	10.08%	to	11.65%
2009	8,491	$11.91	to	$13.13	$102,079	0.49%	0.95%	to	2.35%	31.60%	to	33.44%
2008	1,447	$9.05	to	$9.09	$13,128	(a)	1.00%	to	2.35%		(a)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2012	14,891	$10.48	to	$14.38	$198,630	0.74%	0.90%	to	2.60%	15.59%	to	17.58%
2011	15,336	$8.98	to	$12.23	$175,361	0.55%	0.90%	to	2.60%	2.09%	to	3.82%
2010	15,039	$8.72	to	$11.78	$167,211	-	0.90%	to	2.60%	4.17%	to	6.05%
2009	16,988	$8.19	to	$11.11	$179,816	-	0.90%	to	2.60%	16.96%	to	19.08%
2008	18,362	$6.98	to	$9.33	$164,749	0.14%	0.90%	to	2.60%	-30.52%	to	-29.35%
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2012	45,124	$12.19	to	$13.07	$568,856	0.67%	0.75%	to	2.60%	3.80%	to	5.57%
2011	41,818	$11.85	to	$12.38	$504,313	2.03%	0.75%	to	2.35%	9.42%	to	11.13%
2010	23,288	$10.78	to	$11.14	$255,091	1.85%	0.75%	to	2.60%	2.76%	to	4.70%
2009	15,090	$10.49	to	$10.64	$159,401	(b)	0.75%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2012	7	$9.37	to	$9.70	$69	-	0.75%	to	1.35%	13.16%	to	13.98%
2011	16	$8.28	to	$8.51	$134	0.70%	0.75%	to	1.35%	-2.59%	to	-2.07%
2010	18	$8.50	to	$8.69	$153	0.66%	0.75%	to	1.35%	12.14%	to	12.71%
2009	19	$7.58	to	$7.71	$148	0.72%	0.75%	to	1.35%	28.69%	to	29.58%
2008	22	$5.89	to	$5.95	$131	-	0.75%	to	1.35%	-39.71%	to	-39.35%
ING BlackRock Large Cap Growth Portfolio - Service Class												
2012	12,257	$9.97	to	$13.18	$146,114	0.51%	0.75%	to	2.35%	11.83%	to	13.65%
2011	13,029	$8.86	to	$11.62	$138,504	0.47%	0.75%	to	2.60%	-4.13%	to	-2.38%
2010	12,002	$9.15	to	$11.92	$131,991	0.27%	0.75%	to	2.60%	10.40%	to	12.56%
2009	13,216	$8.21	to	$10.60	$130,165	0.32%	0.75%	to	2.60%	26.78%	to	29.32%
2008	12,227	$6.41	to	$8.22	$94,345	-	0.75%	to	2.60%	-40.61%	to	-39.55%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Bond Portfolio												
2012	40,340	$10.68	to	$11.65	$446,283	2.62%	0.75%	to	2.35%	3.99%	to	5.66%
2011	43,914	$10.27	to	$11.04	$463,738	2.67%	0.75%	to	2.35%	3.31%	to	4.99%
2010	49,259	$9.94	to	$10.55	$500,271	2.49%	0.75%	to	2.60%	3.28%	to	5.25%
2009	49,758	$9.60	to	$10.04	$484,377	3.65%	0.75%	to	2.60%	9.18%	to	11.35%
2008	28,568	$8.77	to	$9.04	$252,168	(a)	0.75%	to	2.60%		(a)	
ING Clarion Global Real Estate Portfolio - Service Class												
2012	10,755	$9.93	to	$12.94	$130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
2011	12,280	$8.01	to	$10.40	$120,762	3.48%	0.75%	to	2.35%	-7.52%	to	-6.08%
2010	14,082	$8.57	to	$11.08	$148,699	8.36%	0.75%	to	2.35%	13.21%	to	15.19%
2009	16,302	$7.49	to	$9.65	$151,036	2.43%	0.75%	to	2.60%	29.94%	to	32.34%
2008	16,758	$5.69	to	$7.30	$118,550	-	0.75%	to	2.60%	-42.79%	to	-41.83%
ING Clarion Global Real Estate Portfolio - Service 2 Class												
2012	160	$11.77	to	$12.43	$1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%
2011	185	$9.59	to	$10.05	$1,815	3.33%	1.40%	to	2.20%	-7.52%	to	-6.69%
2010	214	$10.37	to	$10.77	$2,264	8.28%	1.40%	to	2.20%	13.21%	to	14.09%
2009	247	$9.16	to	$9.44	$2,299	2.15%	1.40%	to	2.20%	30.30%	to	31.48%
2008	239	$7.03	to	$7.18	$1,695	-	1.40%	to	2.20%	-42.61%	to	-42.19%
ING Clarion Real Estate Portfolio - Service Class												
2012	4,386	$12.07	to	$102.65	$283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
2011	5,197	$10.67	to	$89.29	$292,946	1.29%	0.50%	to	2.60%	6.64%	to	8.96%
2010	6,187	$9.95	to	$81.95	$322,300	3.38%	0.50%	to	2.60%	24.70%	to	27.33%
2009	7,573	$7.94	to	$64.36	$307,226	3.51%	0.50%	to	2.60%	32.26%	to	35.21%
2008	8,954	$5.97	to	$47.60	$270,838	1.26%	0.50%	to	2.60%	-40.10%	to	-38.82%
ING Clarion Real Estate Portfolio - Service 2 Class												
2012	872	$15.09	to	$27.92	$20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
2011	981	$13.37	to	$24.54	$20,207	1.17%	1.40%	to	2.20%	6.87%	to	7.77%
2010	1,093	$12.51	to	$22.77	$21,031	3.24%	1.40%	to	2.20%	24.98%	to	26.01%
2009	1,228	$10.01	to	$18.07	$18,836	3.33%	1.40%	to	2.20%	32.76%	to	33.80%
2008	1,378	$7.54	to	$13.51	$15,856	1.08%	1.40%	to	2.20%	-39.97%	to	-39.44%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING DFA World Equity Portfolio - Service Class												
2012	18,092	$8.54	to	$10.16	$160,718	2.12%	0.75%	to	2.35%	15.25%	to	17.05%
2011	20,489	$7.41	to	$8.68	$156,789	2.37%	0.75%	to	2.35%	-11.36%	to	-9.77%
2010	25,962	$8.36	to	$9.62	$222,454	1.62%	0.75%	to	2.60%	22.04%	to	23.81%
2009	22,107	$6.85	to	$7.77	$154,311	-	0.75%	to	2.35%	18.92%	to	21.03%
2008	22,447	$5.76	to	$6.42	$130,749	2.64%	0.75%	to	2.35%	-44.40%	to	-43.67%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2012	36,325	$10.38	to	$19.33	$596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%
2011	43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2012	1,542	$14.16	to	$22.32	$30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
2011	1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
ING Franklin Income Portfolio - Service Class												
2012	39,474	$11.10	to	$12.97	$483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
2011	41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
ING Franklin Income Portfolio - Service 2 Class												
2012	846	$11.78	to	$12.44	$10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
2011	820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2012	16,434	$9.26	to	$11.25	$176,567	1.55%	0.95%	to	2.55%	10.68%	to	12.54%
2011	18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010	20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2012	81,829	$8.87	to	$10.91	$768,266	3.71%	0.75%	to	2.60%	12.85%	to	14.96%
2011	90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010	100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
ING Global Resources Portfolio - Adviser Class												
2012	8,597	$8.30	to	$8.53	$72,214	0.62%	0.95%	to	2.35%	-5.47%	to	-4.16%
2011	9,963	$8.78	to	$8.90	$87,944	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Resources Portfolio - Service Class												
2012	12,902	$7.99	to	$44.31	$410,662	0.76%	0.80%	to	2.60%	-5.36%	to	-3.61%
2011	14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010	17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
ING Global Resources Portfolio - Service 2 Class												
2012	962	$16.65	to	$26.47	$21,585	0.60%	1.40%	to	2.20%	-5.13%	to	-4.34%
2011	1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010	1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	13,206	$9.98	to	$38.04	$373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
2011	15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class												
2012	2,943	$11.70	to	$16.95	$44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
2011	3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2012	26,345	$9.00	to	$25.39	$565,548	-	0.75%	to	2.60%	16.04%	to	18.22%
2011	26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2012	914	$21.83	to	$35.58	$26,943	-	1.40%	to	2.20%	16.30%	to	17.23%
2011	1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2012	13,087	$12.81	to	$19.13	$223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
2011	15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2012	1,788	$13.30	to	$21.57	$33,170	0.01%	1.40%	to	2.20%	15.85%	to	16.85%
2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
ING Large Cap Growth Portfolio - Adviser Class												
2012	184,662	$10.23	to	$10.37	$1,901,279	(e)	0.75%	to	2.60%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
ING Large Cap Growth Portfolio - Service Class												
2012	13,596	$14.48	to	$18.02	$214,540	0.47%	0.75%	to	2.35%	15.01%	to	16.94%
2011	15,951	$12.59	to	$15.41	$217,732	0.27%	0.75%	to	2.35%	-0.16%	to	1.52%
2010	8,969	$12.61	to	$15.18	$121,916	0.34%	0.75%	to	2.35%	11.59%	to	13.37%
2009	7,714	$11.30	to	$13.39	$93,436	0.43%	0.75%	to	2.35%	39.16%	to	41.39%
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
ING Large Cap Growth Portfolio - Service 2 Class												
2012	56	$14.49	to	$16.10	$856	0.49%	1.40%	to	2.20%	15.09%	to	16.08%
2011	59	$12.59	to	$13.87	$784	0.24%	1.40%	to	2.20%	-0.16%	to	0.58%
2010	67	$12.61	to	$13.79	$886	-	1.40%	to	2.20%	11.59%	to	12.57%
2009	74	$11.30	to	$12.25	$879	-	1.40%	to	2.20%	38.99%	to	40.16%
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
ING Large Cap Value Portfolio - Service Class												
2012	6,830	$11.12	to	$11.45	$76,880	2.34%	0.90%	to	2.35%	11.65%	to	13.37%
2011	6,463	$9.95	to	$10.10	$64,740	(d)	0.90%	to	2.45%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Limited Maturity Bond Portfolio - Service Class												
2012	2,884	$10.41	to	$28.62	$62,727	0.78%	0.50%	to	2.25%	-0.79%	to	0.99%
2011	3,478	$10.46	to	$28.34	$75,764	3.11%	0.50%	to	2.25%	-1.10%	to	0.64%
2010	4,330	$10.56	to	$28.16	$94,829	3.66%	0.50%	to	2.25%	0.85%	to	2.62%
2009	5,258	$10.44	to	$27.44	$113,748	4.79%	0.50%	to	2.25%	4.76%	to	6.65%
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
ING Liquid Assets Portfolio - Service Class												
2012	57,672	$9.17	to	$18.98	$822,755	-	0.75%	to	2.35%	-2.44%	to	-0.73%
2011	67,502	$9.39	to	$19.12	$994,227	-	0.75%	to	2.35%	-2.29%	to	-0.73%
2010	70,785	$9.60	to	$19.26	$1,063,594	-	0.75%	to	2.60%	-2.58%	to	-0.77%
2009	97,754	$9.82	to	$19.41	$1,494,964	0.11%	0.75%	to	2.60%	-2.33%	to	-0.41%
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
ING Liquid Assets Portfolio - Service 2 Class												
2012	1,568	$9.63	to	$10.15	$15,419	-	1.40%	to	2.20%	-2.23%	to	-1.36%
2011	1,931	$9.84	to	$10.29	$19,328	-	1.40%	to	2.20%	-2.18%	to	-1.34%
2010	2,263	$10.04	to	$10.43	$23,027	-	1.40%	to	2.20%	-2.13%	to	-1.42%
2009	3,118	$10.23	to	$10.58	$32,318	0.06%	1.40%	to	2.20%	-2.00%	to	-1.12%
2008	5,349	$10.40	to	$10.70	$56,288	2.09%	1.40%	to	2.20%	0.10%	to	0.85%
ING Marsico Growth Portfolio - Service Class												
2012	24,264	$9.91	to	$20.10	$405,242	0.42%	0.80%	to	2.60%	9.68%	to	11.60%
2011	27,653	$8.96	to	$18.01	$417,672	0.23%	0.80%	to	2.60%	-4.24%	to	-2.44%
2010	31,986	$9.26	to	$18.46	$502,962	0.52%	0.80%	to	2.60%	16.68%	to	18.87%
2009	34,422	$7.78	to	$15.53	$460,437	0.84%	0.80%	to	2.60%	25.61%	to	28.03%
2008	37,553	$6.17	to	$12.13	$397,436	0.52%	0.80%	to	2.60%	-41.84%	to	-40.80%
ING Marsico Growth Portfolio - Service 2 Class												
2012	1,125	$11.15	to	$16.64	$16,538	0.26%	1.40%	to	2.20%	9.85%	to	10.71%
2011	1,227	$10.15	to	$15.03	$16,367	0.10%	1.40%	to	2.20%	-3.97%	to	-3.16%
2010	1,351	$10.57	to	$15.52	$18,769	0.40%	1.40%	to	2.20%	16.92%	to	17.93%
2009	1,476	$9.04	to	$13.16	$17,480	0.69%	1.40%	to	2.20%	26.08%	to	27.03%
2008	1,535	$7.17	to	$10.36	$14,277	0.32%	1.40%	to	2.20%	-41.75%	to	-41.24%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2012	23,691	$10.48	to	$34.79	$614,072	2.44%	0.50%	to	2.60%	8.32%	to	10.62%
2011	26,667	$9.62	to	$31.45	$635,627	2.40%	0.50%	to	2.60%	-1.08%	to	1.09%
2010	31,007	$9.66	to	$31.11	$742,863	0.45%	0.50%	to	2.60%	7.07%	to	9.27%
2009	35,805	$8.98	to	$28.47	$797,586	2.44%	0.50%	to	2.60%	14.78%	to	17.31%
2008	38,189	$7.77	to	$24.27	$740,739	5.93%	0.50%	to	2.60%	-24.37%	to	-22.73%
ING MFS Total Return Portfolio - Service 2 Class												
2012	2,266	$11.37	to	$15.15	$30,932	2.25%	1.40%	to	2.20%	8.49%	to	9.39%
2011	2,472	$10.48	to	$13.85	$30,990	2.33%	1.40%	to	2.20%	-0.76%	to	0.07%
2010	2,737	$10.56	to	$13.84	$34,511	0.44%	1.40%	to	2.20%	7.32%	to	8.12%
2009	2,933	$9.84	to	$12.80	$34,335	2.28%	1.40%	to	2.20%	15.09%	to	16.05%
2008	3,225	$8.55	to	$11.03	$32,705	5.67%	1.40%	to	2.20%	-24.13%	to	-23.51%
ING MFS Utilities Portfolio - Service Class												
2012	24,539	$10.29	to	$20.27	$460,175	3.07%	0.75%	to	2.35%	10.63%	to	12.46%
2011	27,505	$9.29	to	$18.06	$463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2012	17,853	$12.04	to	$22.63	$357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%
2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2012	2,939	$16.57	to	$22.71	$59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Active Allocation Portfolio - Service Class												
2012	3,962	$12.03	to	$15.50	$49,203	2.60%	0.95%	to	2.35%	10.06%	to	11.75%
2011	4,532	$10.93	to	$13.87	$50,759	0.03%	0.95%	to	2.35%	-6.66%	to	-5.39%
2010	5,040	$11.71	to	$14.66	$60,023	1.62%	0.95%	to	2.35%	11.40%	to	12.94%
2009	2,217	$10.51	to	$12.98	$23,532	1.10%	0.95%	to	2.35%	24.97%	to	26.39%
2008	412	$8.41	to	$8.45	$3,471	(a)	1.15%	to	2.35%		(a)	
ING PIMCO High Yield Portfolio - Service Class												
2012	34,403	$12.07	to	$19.25	$590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
2011	32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
ING PIMCO Total Return Bond Portfolio - Service Class												
2012	158,327	$12.71	to	$23.01	$2,929,962	3.31%	0.75%	to	2.60%	5.90%	to	7.98%
2011	162,686	$11.92	to	$21.31	$2,819,652	4.06%	0.75%	to	2.60%	0.76%	to	2.67%
2010	174,530	$11.75	to	$20.76	$2,995,230	4.93%	0.75%	to	2.60%	4.96%	to	6.90%
2009	184,659	$11.14	to	$19.42	$2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2012	4,251	$13.92	to	$16.23	$64,889	3.18%	1.40%	to	2.20%	6.26%	to	7.13%
2011	4,593	$13.10	to	$15.15	$65,836	4.01%	1.40%	to	2.20%	1.00%	to	1.75%
2010	5,170	$12.97	to	$14.89	$73,254	4.52%	1.40%	to	2.20%	5.19%	to	6.05%
2009	5,514	$12.33	to	$14.04	$73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
ING Pioneer Fund Portfolio - Service Class												
2012	3,858	$9.88	to	$12.69	$45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
2011	4,457	$9.06	to	$11.59	$48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010	5,005	$9.61	to	$12.23	$57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
2009	5,109	$8.39	to	$10.64	$51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	36,866	$10.05	to	$12.82	$438,285	0.88%	0.75%	to	2.45%	8.30%	to	10.23%
2011	42,385	$9.21	to	$11.63	$461,825	1.23%	0.75%	to	2.60%	-7.48%	to	-5.68%
2010	49,052	$9.86	to	$12.33	$572,449	0.83%	0.75%	to	2.60%	14.92%	to	16.99%
2009	56,025	$8.41	to	$10.54	$563,986	1.19%	0.75%	to	2.60%	21.84%	to	24.29%
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
ING Retirement Conservative Portfolio - Adviser Class												
2012	60,572	$9.46	to	$9.90	$584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
2011	60,971	$8.98	to	$9.26	$555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010	53,453	$8.74	to	$8.89	$470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
2009	48,192	$8.30	to	$8.32	$400,422	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Growth Portfolio - Adviser Class												
2012	380,195	$10.76	to	$11.35	$4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
2011	412,396	$9.78	to	$10.15	$4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010	449,035	$10.16	to	$10.37	$4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%
2009	484,226	$9.35	to	$9.38	$4,534,412	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2012	251,860	$11.01	to	$11.61	$2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
2011	276,852	$10.13	to	$10.51	$2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010	303,412	$10.39	to	$10.60	$3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
2009	322,936	$9.61	to	$9.64	$3,108,225	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Portfolio - Adviser Class												
2012	144,592	$11.21	to	$11.83	$1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%
2011	157,865	$10.44	to	$10.83	$1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010	171,842	$10.49	to	$10.71	$1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
2009	186,216	$9.84	to	$9.87	$1,834,949	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2012	60,087	$11.95	to	$68.46	$2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
2011	64,353	$10.65	to	$60.29	$2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
2010	73,279	$10.56	to	$59.06	$2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
2009	75,826	$9.45	to	$52.21	$2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2012	4,186	$14.04	to	$20.92	$77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
2011	4,440	$12.55	to	$18.55	$73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
2010	5,094	$12.49	to	$18.32	$83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%
2009	5,711	$11.22	to	$16.31	$83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2012	22,522	$10.36	to	$43.40	$645,207	1.94%	0.50%	to	2.45%	14.30%	to	16.64%
2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2012	1,624	$11.53	to	$16.55	$24,314	1.88%	1.40%	to	2.20%	14.27%	to	15.25%
2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
ING T. Rowe Price International Stock Portfolio - Service Class												
2012	10,865	$7.79	to	$14.39	$144,821	0.28%	0.75%	to	2.60%	15.60%	to	17.87%
2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
2009	14,798	$7.04	to	$12.48	$175,866	1.22%	0.75%	to	2.60%	33.99%	to	36.62%
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2012	11,449	$9.16	to	$27.76	$243,263	1.84%	0.80%	to	2.35%	18.96%	to	20.75%
2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
ING Templeton Global Growth Portfolio - Service 2 Class												
2012	295	$11.49	to	$17.97	$4,627	1.76%	1.40%	to	2.20%	18.94%	to	19.88%
2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
ING Diversified International Fund - Class R												
2012	11	$8.86	to	$9.20	$100	1.75%	0.75%	to	1.35%	15.97%	to	16.60%
2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2012	85	$19.73	to	$21.71	$1,828	1.05%	0.75%	to	1.35%	14.75%	to	15.45%
2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
ING Baron Growth Portfolio - Service Class												
2012	23,792	$11.79	to	$22.28	$351,077	-	0.75%	to	2.60%	16.58%	to	18.76%
2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2012	11,729	$10.21	to	$12.27	$124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
ING Davis New York Venture Portfolio - Service Class												
2012	24,498	$9.05	to	$13.88	$244,764	0.29%	0.75%	to	2.60%	9.35%	to	11.42%
2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
2009	30,411	$8.08	to	$11.93	$266,995	0.67%	0.75%	to	2.60%	28.14%	to	30.66%
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
ING Global Bond Portfolio - Service Class												
2012	587	$14.18	to	$14.85	$8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
2011	652	$13.35	to	$13.90	$8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
2010	721	$13.07	to	$13.53	$9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
2009	732	$11.47	to	$11.80	$8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
ING Growth and Income Core Portfolio - Initial Class												
2012	78	$8.48	to	$12.69	$711	0.37%	0.95%	to	2.00%	7.08%	to	8.18%
2011	105	$7.91	to	$11.76	$895	0.70%	0.95%	to	2.00%	-14.85%	to	-13.98%
2010	138	$9.29	to	$13.71	$1,384	1.47%	0.95%	to	2.10%	8.98%	to	10.36%
2009	163	$8.51	to	$12.46	$1,479	1.12%	0.95%	to	2.10%	41.78%	to	43.50%
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
ING Growth and Income Core Portfolio - Service Class												
2012	523	$9.60	to	$13.36	$5,714	0.08%	0.75%	to	2.35%	6.43%	to	8.12%
2011	620	$9.02	to	$12.38	$6,348	0.55%	0.75%	to	2.35%	-15.38%	to	-13.89%
2010	690	$10.66	to	$14.43	$8,281	1.41%	0.75%	to	2.35%	8.55%	to	10.24%
2009	718	$9.82	to	$13.11	$7,716	0.79%	0.75%	to	2.35%	40.89%	to	43.36%
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2012	14,417	$10.47	to	$15.80	$189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
2011	15,372	$8.97	to	$13.45	$173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
2010	16,119	$9.32	to	$13.88	$189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
2009	15,876	$8.24	to	$12.18	$164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2012	107	$13.76	to	$14.25	$1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%
2011	123	$12.35	to	$12.73	$1,540	2.04%	0.75%	to	1.20%	-2.29%	to	-1.85%
2010	160	$12.64	to	$12.97	$2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
2009	202	$11.39	to	$11.63	$2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class												
2012	13,440	$10.11	to	$16.88	$176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
2011	14,689	$9.18	to	$15.16	$174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
2010	16,986	$9.50	to	$15.52	$207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%
2009	17,055	$8.66	to	$13.99	$189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	11,668	$11.78	to	$21.89	$168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
2011	10,281	$10.05	to	$18.38	$125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010	9,712	$10.11	to	$18.18	$121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
2009	6,384	$8.42	to	$14.90	$67,915	1.46%	0.75%	to	2.55%	22.50%	to	24.69%
2008	3,989	$6.86	to	$11.95	$35,664	2.75%	0.75%	to	2.55%	-34.77%	to	-33.54%
ING Oppenheimer Global Portfolio - Initial Class												
2012	317	$14.11	to	$15.55	$4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
2011	389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Service Class												
2012	8,771	$10.36	to	$18.90	$130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
2011	9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
ING PIMCO Total Return Portfolio - Service Class												
2012	338	$14.75	to	$16.94	$5,259	3.01%	0.75%	to	1.35%	6.42%	to	7.08%
2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
ING Solution 2015 Portfolio - Service Class												
2012	1,215	$12.38	to	$12.97	$15,403	4.12%	0.75%	to	1.35%	9.95%	to	10.57%
2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
ING Solution 2025 Portfolio - Service Class												
2012	1,318	$12.15	to	$12.73	$16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
ING Solution 2035 Portfolio - Service Class												
2012	749	$12.29	to	$12.87	$9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2012	103	$12.28	to	$12.86	$1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%
2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
ING Solution Income Portfolio - Service Class												
2012	460	$12.47	to	$13.07	$5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2012	459	$15.24	to	$18.93	$8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
2011	576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2012	14,940	$10.07	to	$16.99	$158,174	-	0.75%	to	2.35%	15.88%	to	17.76%
2011	11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
ING Templeton Foreign Equity Portfolio - Service Class												
2012	59,624	$8.23	to	$11.48	$609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
2011	21,745	$7.08	to	$9.78	$190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010	25,636	$8.22	to	$11.25	$260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
2009	25,327	$7.67	to	$10.46	$241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2012	429	$10.66	to	$14.54	$5,110	0.70%	0.75%	to	2.35%	10.47%	to	12.24%
2011	486	$9.65	to	$12.98	$5,199	0.68%	0.75%	to	2.35%	-4.93%	to	-3.43%
2010	558	$10.15	to	$13.48	$6,229	0.64%	0.75%	to	2.35%	10.33%	to	12.15%
2009	649	$9.20	to	$12.05	$6,503	1.15%	0.75%	to	2.35%	28.49%	to	30.69%
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
ING Strategic Allocation Conservative Portfolio - Class S												
2012	97	$15.71	to	$16.46	$1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
2011	88	$14.22	to	$14.81	$1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010	100	$14.20	to	$14.69	$1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
2009	102	$12.97	to	$13.35	$1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
ING Strategic Allocation Growth Portfolio - Class S												
2012	30	$16.66	to	$17.46	$505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
2011	31	$14.73	to	$15.33	$460	2.64%	0.75%	to	1.35%	-4.41%	to	-3.89%
2010	39	$15.41	to	$15.95	$601	3.36%	0.75%	to	1.35%	11.26%	to	11.93%
2009	42	$13.85	to	$14.25	$589	9.26%	0.75%	to	1.35%	23.22%	to	24.02%
2008	45	$11.24	to	$11.49	$512	3.10%	0.75%	to	1.35%	-36.98%	to	-36.69%
ING Strategic Allocation Moderate Portfolio - Class S												
2012	63	$16.19	to	$16.96	$1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%
2011	66	$14.47	to	$15.07	$973	2.75%	0.75%	to	1.35%	-2.23%	to	-1.63%
2010	51	$14.80	to	$15.32	$775	4.19%	0.75%	to	1.35%	10.20%	to	10.93%
2009	48	$13.43	to	$13.81	$657	7.97%	0.75%	to	1.35%	19.91%	to	20.51%
2008	50	$11.20	to	$11.46	$573	3.34%	0.75%	to	1.35%	-31.58%	to	-31.09%
ING Growth and Income Portfolio - Class A												
2012	110,959	$10.66	to	$11.01	$1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
2011	123,527	$9.46	to	$9.63	$1,177,999	(d)	0.75%	to	2.60%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	7	$9.94	to	$10.01	$65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
2011	9	$8.70	to	$8.76	$77	1.05%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010	13	$8.85	to	$8.89	$114	0.90%	1.25%	to	1.40%	12.45%	to	12.67%
2009	14	$7.87	to	$7.89	$109	1.01%	1.25%	to	1.40%	28.50%	to	28.59%
2008	15	$6.12	to	$6.14	$90	1.67%	1.25%	to	1.40%	-38.55%	to	-38.35%
ING Growth and Income Portfolio - Class S												
2012	72,404	$9.21	to	$17.05	$701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
2011	84,838	$8.19	to	$14.88	$724,196	1.47%	0.50%	to	2.60%	-3.08%	to	-1.00%
2010	51,286	$8.45	to	$15.07	$449,666	0.79%	0.50%	to	2.60%	10.89%	to	13.28%
2009	57,953	$7.62	to	$13.34	$453,859	1.45%	0.50%	to	2.60%	26.58%	to	29.34%
2008	44,763	$6.02	to	$10.33	$274,706	3.86%	0.50%	to	2.60%	-39.13%	to	-38.33%
ING GET U.S. Core Portfolio - Series 11												
2012	348	$9.80	to	$10.45	$3,515	2.00%	1.45%	to	2.35%	-2.87%	to	-1.97%
2011	387	$10.05	to	$10.66	$4,001	2.17%	1.45%	to	2.40%	-1.57%	to	-0.56%
2010	468	$9.94	to	$10.72	$4,857	2.38%	1.45%	to	2.95%	1.74%	to	3.28%
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
ING GET U.S. Core Portfolio - Series 12												
2012	162	$9.93	to	$10.64	$1,696	2.28%	1.45%	to	2.45%	-1.88%	to	-0.84%
2011	172	$10.12	to	$10.73	$1,817	2.59%	1.45%	to	2.45%	-1.36%	to	-0.37%
2010	187	$10.23	to	$10.77	$1,962	2.77%	1.45%	to	2.50%	3.13%	to	4.26%
2009	221	$9.71	to	$10.33	$2,232	3.19%	1.45%	to	3.05%	-3.67%	to	-2.09%
2008	268	$10.08	to	$10.55	$2,781	1.71%	1.45%	to	3.05%	-9.03%	to	-7.54%
ING GET U.S. Core Portfolio - Series 13												
2012	667	$9.99	to	$10.54	$6,921	2.13%	1.45%	to	2.25%	-2.54%	to	-1.68%
2011	859	$10.25	to	$10.72	$9,103	2.21%	1.45%	to	2.25%	-0.49%	to	0.28%
2010	1,215	$10.21	to	$10.69	$12,854	2.48%	1.45%	to	2.45%	3.97%	to	5.11%
2009	1,567	$9.82	to	$10.17	$15,806	3.48%	1.45%	to	2.45%	-4.47%	to	-3.51%
2008	2,204	$10.16	to	$10.54	$23,085	2.18%	1.45%	to	2.90%	-0.59%	to	0.86%

138

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 14												
2012	2,252	$10.09	to	$10.75	$23,800	2.77%	1.45%	to	2.50%	-2.61%	to	-1.65%
2011	2,709	$10.36	to	$10.93	$29,164	3.07%	1.45%	to	2.50%	0.58%	to	1.67%
2010	3,418	$10.30	to	$10.75	$36,259	3.84%	1.45%	to	2.50%	4.24%	to	5.39%
2009	4,490	$9.72	to	$10.20	$45,358	3.95%	1.45%	to	3.05%	-3.76%	to	-2.30%
2008	7,383	$10.10	to	$10.44	$76,227	1.88%	1.45%	to	3.05%	-0.10%	to	1.56%
ING BlackRock Science and Technology Opportunities Portfolio - Class S												
2012	17,592	$10.07	to	$16.13	$186,205	-	0.75%	to	2.60%	4.79%	to	6.82%
2011	19,792	$9.61	to	$15.10	$198,020	-	0.75%	to	2.60%	-12.87%	to	-11.23%
2010	23,192	$11.03	to	$17.01	$263,966	-	0.75%	to	2.60%	15.14%	to	17.23%
2009	22,823	$9.58	to	$14.51	$223,254	-	0.75%	to	2.60%	48.53%	to	51.46%
2008	13,408	$6.45	to	$9.58	$87,426	-	0.75%	to	2.60%	-40.81%	to	-40.46%
ING Euro STOXX 50® Index Portfolio - Class A												
2012	1,036	$8.38	to	$8.74	$8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
2011	415	$7.03	to	$7.24	$2,955	14.38%	0.95%	to	2.25%	-19.20%	to	-18.12%
2010	541	$8.69	to	$8.83	$4,739	0.22%	1.00%	to	2.35%	-11.13%	to	-10.18%
2009	62	$9.79	to	$9.82	$608	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING FTSE 100 Index® Portfolio - Class A												
2012	193	$11.47	to	$12.01	$2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%
2011	222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$755	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Hang Seng Index Portfolio - Class S												
2012	3,815	$13.50	to	$14.23	$52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
2011	4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$41,686	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class S												
2012	11,145	$9.46	to	$14.49	$120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%
2011	13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
ING Index Plus MidCap Portfolio - Class S												
2012	7,243	$10.77	to	$18.51	$108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
2011	8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
ING Index Plus SmallCap Portfolio - Class S												
2012	6,026	$9.78	to	$17.08	$81,420	0.29%	0.75%	to	2.60%	9.19%	to	11.34%
2011	6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010	7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%
2009	8,979	$7.64	to	$12.93	$94,468	1.41%	0.75%	to	2.60%	21.34%	to	23.58%
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
ING International Index Portfolio - Class S												
2012	5,493	$7.79	to	$15.27	$45,019	2.61%	0.75%	to	2.35%	15.58%	to	17.64%
2011	5,593	$6.74	to	$12.98	$39,488	2.67%	0.75%	to	2.35%	-14.47%	to	-13.12%
2010	7,945	$7.82	to	$14.94	$65,044	3.38%	0.75%	to	2.60%	4.83%	to	6.79%
2009	8,995	$7.46	to	$13.99	$69,588	-	0.75%	to	2.60%	24.42%	to	26.32%
2008	998	$6.02	to	$6.09	$6,041	(a)	0.95%	to	2.35%		(a)	
ING Japan TOPIX Index® Portfolio - Class A												
2012	475	$9.67	to	$10.12	$4,664	0.73%	0.95%	to	2.35%	5.11%	to	6.64%
2011	1,025	$9.20	to	$9.49	$9,567	1.85%	0.95%	to	2.35%	-15.75%	to	-14.58%
2010	770	$10.92	to	$11.11	$8,463	0.07%	0.95%	to	2.35%	10.98%	to	12.46%
2009	33	$9.84	to	$9.87	$324	(b)	1.00%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2012	9,520	$15.23	to	$16.65	$152,860	1.08%	0.75%	to	2.35%	11.61%	to	13.42%
2011	10,214	$13.34	to	$14.68	$146,033	1.00%	0.75%	to	2.35%	1.45%	to	3.16%
2010	10,188	$13.02	to	$14.23	$142,575	0.54%	0.75%	to	2.35%	9.84%	to	11.61%
2009	11,210	$11.73	to	$12.75	$141,894	(b)	0.75%	to	2.55%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class S												
2012	32,375	$9.86	to	$16.57	$330,009	2.26%	0.80%	to	2.35%	12.56%	to	14.38%
2011	33,016	$8.68	to	$14.51	$296,967	1.43%	0.80%	to	2.60%	-0.57%	to	1.32%
2010	39,726	$8.73	to	$14.33	$355,951	3.29%	0.80%	to	2.60%	9.13%	to	11.17%
2009	45,756	$8.00	to	$12.91	$372,497	-	0.80%	to	2.60%	20.57%	to	22.44%
2008	3,418	$6.66	to	$6.73	$22,903	(a)	0.80%	to	2.35%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	4,034	$14.99	to	$15.81	$61,922	1.35%	0.95%	to	2.35%	13.22%	to	14.90%
2011	2,887	$13.24	to	$13.76	$38,950	1.41%	0.95%	to	2.35%	-1.78%	to	-0.43%
2010	2,581	$13.42	to	$13.82	$35,226	1.65%	0.95%	to	2.60%	8.23%	to	10.12%
2009	1,922	$12.40	to	$12.55	$24,005	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	14,090	$17.08	to	$18.05	$246,554	0.36%	0.90%	to	2.35%	12.74%	to	14.46%
2011	15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to	2.60%	-4.75%	to	-3.07%
2010	18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to	2.60%	22.59%	to	24.77%
2009	19,157	$12.88	to	$13.04	$248,368	(b)	0.90%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Index Portfolio - Class S												
2012	10,856	$11.04	to	$11.81	$123,542	0.93%	0.95%	to	2.35%	13.93%	to	15.56%
2011	10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to	2.35%	-4.34%	to	-2.94%
2010	11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to	2.35%	21.90%	to	23.74%
2009	10,132	$8.30	to	$8.51	$85,119	-	0.95%	to	2.40%	36.45%	to	38.37%
2008	3,704	$6.04	to	$6.15	$22,649	(a)	0.80%	to	2.35%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Small Cap Index Portfolio - Class S												
2012	13,186	$11.13	to	$11.93	$151,300	0.68%	0.90%	to	2.35%	13.11%	to	14.71%
2011	13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to	2.35%	-6.37%	to	-5.02%
2010	16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to	2.35%	23.07%	to	25.00%
2009	13,275	$8.54	to	$8.76	$114,700	-	0.90%	to	2.35%	23.41%	to	25.32%
2008	10,143	$6.91	to	$7.00	$70,527	(a)	0.80%	to	2.45%		(a)	
ING Small Company Portfolio - Class S												
2012	6,827	$11.33	to	$20.10	$82,209	0.15%	0.75%	to	2.35%	11.63%	to	13.40%
2011	8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to	2.35%	-4.96%	to	-3.42%
2010	9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to	2.35%	21.09%	to	23.07%
2009	8,151	$8.82	to	$15.02	$75,533	0.54%	0.75%	to	2.35%	24.23%	to	26.28%
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to	2.55%	-32.17%	to	-31.74%
ING U.S. Bond Index Portfolio - Class S												
2012	20,537	$11.27	to	$12.44	$241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
2011	25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$251,758	2.45%	0.75%	to	2.60%	2.77%	to	4.78%
2008	17,418	$10.11	to	$10.41	$177,261	(a)	0.75%	to	2.60%		(a)	
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S												
2012	20,465	$8.34	to	$9.03	$176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
2011	22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
2008	23,942	$6.00	to	$6.12	$145,051	(a)	0.75%	to	2.35%		(a)	
ING International Value Portfolio - Class S												
2012	457	$13.73	to	$15.43	$6,905	2.35%	0.75%	to	1.35%	17.39%	to	18.11%
2011	519	$11.67	to	$13.09	$6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S												
2012	27,450	$11.65	to	$22.71	$349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
2011	31,078	$10.46	to	$20.14	$353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
ING SmallCap Opportunities Portfolio - Class S												
2012	5,427	$9.67	to	$21.16	$58,278	-	0.75%	to	2.35%	12.20%	to	14.02%
2011	6,239	$8.61	to	$18.60	$58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I												
2012	8	$9.72	to	$9.81	$73	2.70%	1.25%	to	1.40%	14.76%	to	15.01%
2011	9	$8.47	to	$8.53	$75	2.61%	1.25%	to	1.40%	3.55%	to	3.65%
2010	10	$8.18	to	$8.23	$78	2.53%	1.25%	to	1.40%	7.92%	to	8.15%
2009	11	$7.58	to	$7.61	$80	1.31%	1.25%	to	1.40%	22.85%	to	22.94%
2008	12	$6.17	to	$6.19	$73	0.83%	1.25%	to	1.40%	-36.59%	to	-36.45%
Western Asset Variable High Income Portfolio												
2012	3		$24.84		$65	7.35%		1.40%			16.18%	
2011	3		$21.38		$71	8.39%		1.40%			0.99%	
2010	3	$21.17	to	$21.68	$72	9.33%	1.25%	to	1.40%	14.99%	to	15.20%
2009	4	$18.41	to	$18.82	$78	12.40%	1.25%	to	1.40%	57.75%	to	57.89%
2008	4	$11.67	to	$11.92	$51	9.94%	1.25%	to	1.40%	-30.99%	to	-30.86%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class												
2012	69	$20.85	to	$21.84	$1,478	0.34%	0.75%	to	1.35%	16.09%	to	16.79%
2011	78	$17.96	to	$18.70	$1,442	0.42%	0.75%	to	1.35%	-3.70%	to	-3.11%
2010	97	$18.65	to	$19.30	$1,859	0.40%	0.75%	to	1.35%	21.42%	to	22.15%
2009	102	$15.36	to	$15.80	$1,600	0.50%	0.75%	to	1.35%	34.97%	to	35.86%
2008	71	$11.38	to	$11.63	$822	0.28%	0.75%	to	1.35%	-38.82%	to	-38.47%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2012	986	$14.65	to	$15.35	$14,814	1.06%	0.75%	to	1.35%	7.33%	to	7.95%
2011	929	$13.65	to	$14.22	$12,983	4.88%	0.75%	to	1.35%	10.17%	to	10.83%
2010	985	$12.39	to	$12.83	$12,463	1.47%	0.75%	to	1.35%	6.63%	to	7.27%
2009	949	$11.62	to	$11.96	$11,216	2.94%	0.75%	to	1.35%	16.78%	to	17.49%
2008	745	$9.95	to	$10.18	$7,515	4.22%	0.75%	to	1.35%	-8.29%	to	-7.71%
Pioneer Equity Income VCT Portfolio - Class II												
2012	801	$14.91	to	$17.11	$13,428	3.72%	0.75%	to	1.35%	8.45%	to	9.15%
2011	955	$13.71	to	$15.72	$14,738	2.01%	0.75%	to	1.35%	4.38%	to	5.03%
2010	1,063	$13.11	to	$15.01	$15,665	1.99%	0.75%	to	1.35%	17.62%	to	18.27%
2009	1,206	$11.12	to	$12.72	$15,029	3.01%	0.75%	to	1.35%	12.29%	to	13.04%
2008	1,213	$9.87	to	$11.28	$13,323	2.72%	0.75%	to	1.35%	-31.41%	to	-30.97%
ProFund VP Bull												
2012	1,228	$8.60	to	$10.95	$11,201	-	0.95%	to	2.25%	11.40%	to	12.82%
2011	1,471	$7.72	to	$10.92	$12,013	-	0.95%	to	2.25%	-2.28%	to	-0.89%
2010	1,815	$7.90	to	$11.12	$15,111	0.12%	0.95%	to	2.25%	10.03%	to	11.48%
2009	2,036	$7.18	to	$10.05	$15,316	0.65%	0.95%	to	2.25%	21.49%	to	23.28%
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
ProFund VP Europe 30												
2012	713	$8.86	to	$10.33	$6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%
2011	844	$7.77	to	$8.95	$6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010	1,006	$8.72	to	$13.52	$9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
2009	1,144	$8.70	to	$13.41	$10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
ProFund VP Rising Rates Opportunity												
2012	1,866	$2.61	to	$3.23	$5,177	-	0.95%	to	2.35%	-9.12%	to	-8.01%
2011	1,897	$2.87	to	$3.55	$5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010	2,136	$4.70	to	$5.80	$10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
2009	2,393	$5.72	to	$7.07	$14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%

144

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Van Kampen American Franchise Fund - Class I Shares												
2012	1,688	$9.87	to	$9.96	$16,725	(e)	0.95%	to	2.35%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
Wells Fargo Advantage VT Omega Growth Fund - Class 2												
2012	82	$13.66	to	$13.94	$1,122	-	1.40%	to	2.20%	17.76%	to	18.74%
2011	106	$11.60	to	$11.74	$1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	118	$12.56	to	$12.61	$1,487	(c)	1.40%	to	2.20%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2												
2012	104	$11.92	to	$14.36	$1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
2011	164	$10.78	to	$12.89	$2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2												
2012	60	$10.75	to	$13.05	$747	1.50%	1.65%	to	2.20%	16.85%	to	17.57%
2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2012	13	$15.09	to	$18.48	$233	-	1.40%	to	2.20%	5.45%	to	6.33%
2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$464	-	1.40%	to	2.20%	49.40%	to	50.51%
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Total Return Bond Fund												
2012	50	$13.26	to	$14.77	$712	1.54%	1.40%	to	2.20%	3.76%	to	4.60%
2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%

(a) As investment Division had no investment until 2008, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investment until 2009, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investment until 2010, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investment until 2011, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investment until 2012, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of accounting for guaranteed minimum withdrawal benefits with life payouts riders, and has also elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

| | As of December 31, | |
	2012	**2011**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,560.6 at 2012 and $20,062.4 at 2011)	$ 20,586.6	$ 21,400.7
Fixed maturities, at fair value using the fair value option	326.7	335.0
Equity securities, available-for-sale, at fair value (cost of $26.4 at 2012 and $26.7 at 2011)	29.8	27.7
Short-term investments	2,686.6	2,397.0
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2012 and $1.5 at 2011	2,835.0	3,137.3
Policy loans	101.8	112.0
Loan - Dutch State obligation	—	658.2
Limited partnerships/corporations	166.9	305.4
Derivatives	1,381.3	1,609.1
Other investments	80.7	82.2
Securities pledged (amortized cost of $684.7 at 2012 and $965.0 at 2011)	714.0	1,012.8
Total investments	28,909.4	31,077.4
Cash and cash equivalents	295.6	121.2
Short-term investments under securities loan agreement, including collateral delivered	138.9	248.3
Accrued investment income	208.7	233.3
Receivable for securities sold	7.5	32.4
Premium receivable	30.9	28.2
Deposits and reinsurance recoverable	4,014.7	4,068.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	3,738.2	4,396.5
Short-term loan to affiliate	—	535.9
Due from affiliates	37.0	363.5
Current income tax recoverable from Parent	—	204.0
Deferred income taxes	—	38.6
Other assets	370.0	394.6
Assets held in separate accounts	39,799.1	39,356.9
Total assets	$ 77,550.0	$ 81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

	As of December 31,			
	2012		**2011**	
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	27,094.2	$	29,708.3
Payable for securities purchased		0.2		0.4
Payables under securities loan agreement, including collateral held		905.5		1,069.4
Long-term debt		435.0		435.0
Due to affiliates		64.1		128.9
Funds held under reinsurance treaties with affiliates		4,082.9		5,456.4
Derivatives		798.6		604.9
Current income tax payable to Parent		22.6		—
Deferred income taxes		32.9		—
Other liabilities		182.8		203.1
Liabilities related to separate accounts		39,799.1		39,356.9
Total liabilities		73,417.9		76,963.3
Shareholder's equity:				
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)		2.5		2.5
Additional paid-in capital		5,755.5		5,971.6
Accumulated other comprehensive income (loss)		634.2		245.1
Retained earnings (deficit)		(2,260.1)		(2,083.1)
Total shareholder's equity		4,132.1		4,136.1
Total liabilities and shareholder's equity	$	77,550.0	$	81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Net investment income	$ 1,285.5	$ 1,409.3	$ 1,356.4
Fee income	810.9	871.5	880.1
Premiums	459.0	456.2	280.6
Net realized capital gains (losses):			
Total other-than-temporary impairments	(27.9)	(201.5)	(300.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	(9.4)	(21.1)	(105.7)
Net other-than-temporary impairments recognized in earnings	(18.5)	(180.4)	(194.4)
Other net realized capital gains (losses)	(1,355.6)	(776.6)	(723.2)
Total net realized capital gains (losses)	(1,374.1)	(957.0)	(917.6)
Other revenue	34.7	54.2	61.5
Total revenues	1,216.0	1,834.2	1,661.0
Benefits and expenses:			
Interest credited and other benefits to contract owners	364.5	2,227.1	654.9
Operating expenses	444.3	447.3	453.5
Net amortization of deferred policy acquisition costs and value of business acquired	343.7	(904.4)	418.3
Interest expense	30.9	31.7	32.1
Other expense	27.3	11.7	38.9
Total benefits and expenses	1,210.7	1,813.4	1,597.7
Income (loss) before income taxes	5.3	20.8	63.3
Income tax expense (benefit)	182.3	(131.3)	(42.1)
Net income (loss)	$ (177.0)	$ 152.1	$ 105.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	$ (177.0)	$152.1	$105.4
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	514.6	(11.6)	785.3
Other-than-temporary impairments	12.7	29.0	(6.9)
Pension and other post-employment benefit liability	(0.2)	—	(0.2)
Other comprehensive income (loss), before tax	527.1	17.4	778.2
Income tax benefit (expense) related to items of other comprehensive income (loss)	(138.0)	72.9	(99.3)
Other comprehensive income (loss), after tax	389.1	90.3	678.9
Comprehensive income (loss)	$212.1	$242.4	$784.3

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity	
Balance at January 1, 2010 - Before change in method	$	2.5	$	5,172.7	$	(532.5)	$	(1,902.6)	$	2,740.1	
Cumulative effect of changes in accounting:										
Deferred policy acquisition costs		—		—		8.0		(419.8)		(411.8	)
Fair value for Guaranteed Minimum Withdrawal Benefits for Life		—		—		(4.2)		(13.6)		(17.8	)
Actuarial gains (losses) for pension and post-retirement benefit plans		—		—		4.6		(4.6)		—	
Balance at January 1, 2010 - As reported		2.5		5,172.7		(524.1)		(2,340.6)		2,310.5	
Comprehensive income (loss):										
Net income (loss)		—		—		—		105.4		105.4	
Other comprehensive income (loss), after tax		—		—		678.9		—		678.9	
Total comprehensive income (loss)										784.3	
Contribution of capital		—		749.0		—		—		749.0	
Balance at December 31, 2010	$	2.5	$	5,921.7	$	154.8	$	(2,235.2)	$	3,843.8	
Comprehensive income (loss):										
Net income (loss)		—		—		—		152.1		152.1	
Other comprehensive income (loss), after tax		—		—		90.3		—		90.3	
Total comprehensive income (loss)										242.4	
Contribution of capital		—		44.0		—		—		44.0	
Employee related benefits		—		5.9		—		—		5.9	
Balance at December 31, 2011	$	2.5	$	5,971.6	$	245.1	$	(2,083.1)	$	4,136.1	
Comprehensive income (loss):										
Net income (loss)		—		—		—		(177.0)		(177.0	)
Other comprehensive income (loss), after tax		—		—		389.1				389.1	
Total comprehensive income (loss)										212.1	
Distribution of capital		—		(250.0)		—		—		(250.0	)
Employee related benefits		—		33.9		—		—		33.9	
Balance at December 31, 2012	$	2.5	$	5,755.5	$	634.2	$	(2,260.1)	$	4,132.1	

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities:			
Net income (loss)	$ (177.0)	$ 152.1	$ 105.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(137.6)	(159.1)	(218.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	646.9	(1,366.2)	500.3
Net accretion/amortization of discount/premium	50.1	65.7	44.1
Future policy benefits, claims reserves and interest credited	575.8	1,461.6	963.7
Deferred income tax (benefit) expense	(66.5)	64.5	(665.0)
Net realized capital (gains) losses	1,374.1	957.0	917.6
Change in:			
Accrued investment income	24.6	0.1	(46.1)
Reinsurance recoverable	(37.8)	(728.1)	(290.2)
Other receivables and asset accruals	0.4	44.5	15.9
Other reinsurance asset	21.5	(0.5)	17.7
Due to/from affiliates	261.7	(262.1)	721.3
Income tax recoverable	226.6	(283.2)	10.2
Other payables and accruals	(1,393.8)	1,909.7	205.7
Employee share-based payments	33.9	5.9	0.6
Other, net	12.8	(10.7)	(9.8)
Net cash provided by operating activities	1,415.7	1,851.2	2,273.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	$ 6,606.1	$ 5,400.7	$ 8,028.5
Equity securities, available-for-sale	2.7	38.8	66.8
Mortgage loans on real estate	687.2	678.4	714.7
Limited partnerships/corporations	153.3	38.9	23.0
Acquisition of:			
Fixed maturities	(4,757.0)	(5,483.6)	(10,791.6)
Equity securities, available-for-sale	(2.6)	(5.7)	(58.4)
Mortgage loans on real estate	(384.7)	(853.6)	(278.6)
Limited partnerships/corporations	(25.9)	(39.4)	(57.1)
Derivatives, net	(1,232.4)	(511.9)	(740.1)
Short-term investments, net	(285.7)	(1,458.0)	1,104.7
Loan-Dutch State obligation, net	651.5	185.7	182.1
Policy loans, net	10.2	10.1	9.5
Collateral (delivered) received	(54.5)	763.2	25.8
Other, net	(0.1)	(1.3)	2.0
Net cash provided by (used in) investing activities	1,368.1	(1,237.7)	(1,768.7)

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	2011	2010
Cash Flows from Financing Activities:			
Deposits received for investment contracts	6,651.8	6,363.2	3,549.4
Maturities and withdrawals from investment contracts	(9,638.8)	(7,170.1)	(4,571.3)
Reinsurance recoverable on investment contracts	91.7	(81.4)	7.3
Short-term repayments of repurchase agreements, net	—	—	(311.1)
Return of capital distribution	(250.0)	—	—
Short-term loans to affiliates, net	535.9	280.5	103.5
Capital contribution from parent	—	44.0	749.0
Net cash used in financing activities	(2,609.4)	(563.8)	(473.2)
Net increase in cash and cash equivalents	174.4	49.7	31.4
Cash and cash equivalents, beginning of year	121.2	71.5	40.1
Cash and cash equivalents, end of year	$ 295.6	$ 121.2	$ 71.5
Supplemental cash flow information:			
Income taxes paid, net	$ 40.0	$ 87.1	$ 614.0
Interest paid	28.2	28.8	29.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Business, Basis of Presentation and Significant Accounting Policies**

Business

ING USA Annuity and Life Insurance Company ("ING USA" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

ING USA is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of retail variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

The Company has historically issued guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), primarily to institutional investors and corporate benefit plans. In 2009, the Company made a strategic decision to run-off the assets and liabilities in the GIC business over time. New GIC contracts may be issued on a limited basis to replace maturing contracts.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $207.9 and $211.2, decreased Other net realized capital gains (losses) by $1.7 billion and $111.9, increased Other revenue by $53.5 and $61.5, and decreased Interest credited and other benefits to contact owners by $1.9 billion and $260.4, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Future Policy Benefits and Contract Owner Accounts

As of January 1, 2012, the Company voluntarily changed to fair value accounting for the guaranteed minimum withdrawal benefits with life payouts ("GMWBL") riders as a retrospective change in accounting principle. Under fair value accounting, GMWBLs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract. Changes in estimated fair value are reported in Other net realized capital gains (losses) in the Statements of Operations. Previously, GMWBLs were accounted for by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The new accounting method is preferable, as it provides more useful financial reporting information to financial statement users and fair value is more closely aligned with the underlying economics of the guarantee.

The cumulative effect of this change as of January 1, 2010, is a decrease to Accumulated other comprehensive income (loss) and to Retained earnings of $(4.2) and $(13.6), respectively, net of other related impacts of DAC, other intangible assets, and taxes.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $419.8, net of income taxes of $226.0, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $8.0 increase to Accumulated other comprehensive income ("AOCI").

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $4.6, net of tax.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The impacts of the accounting changes to the Balance Sheet as of December 31, 2012 and 2011, and to the Statements of Operations for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012			
	Before Change in Method	**Effect of GMWBL Change**	**Effect of Pension Change**	**As Reported**
Balance Sheet:				
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 2,725.5	$ 1,012.7	$ —	$ 3,738.2
Deferred income taxes	141.8	(174.7)	—	(32.9) [1]
Future policy benefits and claims reserves	25,582.5	1,511.7	—	27,094.2
Accumulated other comprehensive income (loss)	810.9	(179.6)	2.9	634.2
Retained earnings (deficit)	(2,112.4)	(144.8)	(2.9)	(2,260.1)
Statement of Operations:				
Other net realized capital gains (losses)	(1,581.9)	226.3	—	(1,355.6)
Operating expenses	444.8	—	(0.5)	444.3
Net amortization of deferred policy acquisition costs and value of business acquired	536.7	(193.0)	—	343.7
Income tax expense (benefit)	170.4	11.7	0.2	182.3
Net income (loss)	(198.9)	21.6	0.3	(177.0)

[1] Reflects a deferred tax liability

	2011				
	Before Change in Method	**Effect of GMWBL Change**	**Effect of Pension Change**	**Other Changes [1]**	**As Reported**
Balance Sheet:					
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 3,974.9	$1,037.6	$ —	$ (616.0)	$ 4,396.5
Other assets	385.8	—	—	8.8	394.6
Future policy benefits and claims reserves	27,970.2	1,738.1	—	—	29,708.3
Deferred income taxes	418.9	(245.1)	—	(212.4)	(38.6) [2]
Accumulated other comprehensive income (loss)	435.2	(288.9)	3.2	95.6	245.1
Retained earnings (deficit)	(1,423.3)	(166.4)	(3.2)	(490.2)	(2,083.1)
Statement of Operations:					
Fee income	$ 1,079.4	$ —	$ —	$ (207.9)	$ 871.5
Other net realized capital gains (losses)	922.5	—	—	(1,699.1)	(776.6)
Other revenue	0.7	—	—	53.5	54.2
Interest credited and other benefits to contract owners	3,044.9	1,035.8	—	(1,853.6)	2,227.1
Operating expenses	437.1	—	(0.9)	11.1	447.3
Net amortization of deferred policy acquisition costs and value of business acquired	(236.5)	(804.1)	—	136.2	(904.4)
Other expense	11.4	—	—	0.3	11.7
Income tax expense (benefit)	1.1	(81.1)	0.3	(51.6)	(131.3)
Net income (loss)	398.0	(150.7)	0.6	(95.8)	152.1

[1] See reclassifications in *Basis of Presentation* and *Accounting Changes* above.
[2] Reflects a deferred income tax asset.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010				
	Before Change in Method	**Effect of GMWBL Change**	**Effect of Pension Change**	**Other Changes[1]**	**As Reported**
Statement of Operations:					
Fee income	$ 1,091.3	$ —	$ —	$ (211.2)	$ 880.1
Other net realized capital gains (losses)	(611.3)	—	—	(111.9)	(723.2)
Other revenue	—	—	—	61.5	61.5
Interest credited and other benefits to contract owners	985.0	(69.7)	—	(260.4)	654.9
Operating expenses	428.4	—	(1.2)	26.3	453.5
Net amortization of deferred policy acquisition costs and value of business acquired	411.6	73.2	—	(66.5)	418.3
Other expense	39.3	—	—	(0.4)	38.9
Income tax expense (benefit)	(55.1)	(1.2)	0.4	13.8	(42.1)
Net income (loss)	81.3	(2.3)	0.8	25.6	105.4

[1] See reclassifications in *Basis of Presentation* above and *Accounting Changes* above.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interest in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests which consists primarily of private equities and hedge funds. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's equity in earnings from limited partnership interests accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturities and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

DAC and VOBA

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of DSI on these products are also impacted by changes in assumptions (see *Sales Inducements* below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards.   These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for individual and group life insurance contracts (mainly term insurance, non-participating whole life insurance, and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 3.5% to 6.25%.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.50%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), universal life-type contracts and fixed-indexed annuity ("FIA") contracts.

- ▪ Account balances for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- ▪ Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Account balances for universal life-type contracts are equal to cumulative deposits, less charges and withdrawals and account values released upon death, plus credited interest thereon.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate and the embedded derivative liability is recognized at fair value.

Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

Guaranteed minimum death benefits and Guaranteed minimum income benefits

Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees ("in the money" guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners in the Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

GMAB, GMWB, GMWBL and FIA

The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the minimum guaranteed interest rate. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as, partial withdrawals, full surrenders, deaths, annuitizations and, maturities.

The GMAB, GMWB, GMWBL and FIA embedded derivative liabilities include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

▪ Such separate accounts are legally recognized;
▪ Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
▪ Investments are directed by the contract owner or participant; and
▪ All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets and are recognized as a component of Interest expense in the Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other liability on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to individual and group life policies are recognized in Premiums in the Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Statements of Operations when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net Investment Income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- ▪ The nature and character of the deferred tax assets and liabilities;
- ▪ Taxable income in prior carryback years;
- ▪ Projected future income, exclusive of reversing temporary differences and carryforwards;
- ▪ Projected future reversals of existing temporary differences;
- ▪ The length of time carryforwards can be utilized;
- ▪ Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- ▪ The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

▪ Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities and deposits made are included in Deposits and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and SLDI primarily related to GICs, fixed annuities and universal life policies with respect to SLD and variable annuities with respect to SLDI. The outstanding recoverable balances may fluctuate from period to period.

Participating Insurance

Participating business approximates 12.5% of the Company's ordinary life insurance in force and 29.9% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $9.8, $11.1 and $12.1, were incurred during the years ended December 31, 2012, 2011 and 2010, respectively.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Accounting Standards Codification^{TM} ("ASC") Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied by the Company.

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued ASU 2011-02, "Receivables ASC Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02 that were adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Investment note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the *Fair Value Measurements* note to these Financial Statements.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,218.9	$ 92.6	$ —	$ —	$ 1,311.5	$ —
U.S. government agencies and authorities	19.3	4.4	—	—	23.7	—
State, municipalities and political subdivisions	80.1	9.9	—	—	90.0	—
U.S. corporate securities	9,511.8	1,039.6	13.9	—	10,537.5	6.5
Foreign securities[1]:						
Government	404.7	41.4	2.7	—	443.4	—
Other	4,473.1	469.9	19.8	—	4,923.2	—
Total foreign securities	4,877.8	511.3	22.5	—	5,366.6	—
Residential mortgage-backed securities:						
Agency	1,072.4	144.9	4.6	39.4	1,252.1	—
Non-Agency	544.7	68.4	26.8	15.3	601.6	58.5
Total Residential mortgage-backed securities	1,617.1	213.3	31.4	54.7	1,853.7	58.5
Commercial mortgage-backed securities	1,565.4	201.2	3.0	—	1,763.6	—
Other asset-backed securities	681.6	26.5	23.5	(3.9)	680.7	0.3
Total fixed maturities, including securities pledged	19,572.0	2,098.8	94.3	50.8	21,627.3	65.3
Less: Securities pledged	684.7	29.8	0.5	—	714.0	—
Total fixed maturities	18,887.3	2,069.0	93.8	50.8	20,913.3	65.3
Equity securities	26.4	3.6	0.2	—	29.8	—
Total fixed maturities and equity securities investments	$ 18,913.7	$ 2,072.6	$ 94.0	$ 50.8	$ 20,943.1	$ 65.3

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,692.9	$ 92.9	$ —	$ —	$ 1,785.8	$ —
U.S. government agencies and authorities	19.9	3.8	—	—	23.7	—
State, municipalities and political subdivisions	98.9	6.8	0.9	—	104.8	—
U.S. corporate securities	9,527.7	784.5	41.4	—	10,270.8	—
Foreign securities[1]:						
Government	349.0	26.7	5.4	—	370.3	—
Other	4,939.4	336.8	64.4	—	5,211.8	0.1
Total foreign securities	5,288.4	363.5	69.8	—	5,582.1	0.1
Residential mortgage-backed securities						
Agency	1,354.6	186.9	2.4	46.4	1,585.5	0.3
Non-Agency	735.4	58.3	88.5	15.1	720.3	75.7
Total Residential mortgage-backed securities	2,090.0	245.2	90.9	61.5	2,305.8	76.0
Commercial mortgage-backed securities	1,910.3	118.0	26.4	—	2,001.9	1.9
Other asset-backed securities	734.3	15.4	69.6	(6.5)	673.6	—
Total fixed maturities, including securities pledged	21,362.4	1,630.1	299.0	55.0	22,748.5	78.0
Less: Securities pledged	965.0	49.8	2.0	—	1,012.8	—
Total fixed maturities	20,397.4	1,580.3	297.0	55.0	21,735.7	78.0
Equity securities	26.7	1.8	0.8	—	27.7	—
Total fixed maturities and equity securities investments	$ 20,424.1	$ 1,582.1	$ 297.8	$ 55.0	$21,763.4	$ 78.0

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents OTTI reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 1,122.5	$ 1,145.2
After one year through five years	4,967.1	5,274.6
After five years through ten years	5,836.5	6,440.6
After ten years	3,781.8	4,468.9
Mortgage-backed securities	3,182.5	3,617.3
Other asset-backed securities	681.6	680.7
Fixed maturities, including securities pledged	$ 19,572.0	$ 21,627.3

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity. As of December 31, 2011 the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
2012				
Communications	$ 991.8	$ 138.8	$ 0.5	$ 1,130.1
Financial	1,669.5	179.0	17.6	1,830.9
Industrial and other companies	8,393.6	839.0	5.5	9,227.1
Utilities	2,573.6	310.8	9.9	2,874.5
Transportation	356.4	41.9	0.2	398.1
Total	$ 13,984.9	$ 1,509.5	$ 33.7	$ 15,460.7
2011				
Communications	$ 1,109.9	$ 96.0	$ 5.3	$ 1,200.6
Financial	1,948.2	115.1	54.3	2,009.0
Industrial and other companies	8,453.1	634.0	33.2	9,053.9
Utilities	2,589.6	244.5	10.5	2,823.6
Transportation	366.3	31.7	2.5	395.5
Total	$ 14,467.1	$ 1,121.3	$ 105.8	$ 15,482.6

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2012 and 2011, approximately 32.9% and 28.3%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs, which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011 the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $134.7 and $233.0, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $138.9 and $248.3, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Balance Sheets. As of December 31, 2012 and 2011, liabilities to return collateral of $138.9 and $248.3, respectively, are included in Payables under securities loan agreement, including collateral held on the Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $4.0 and $3.5 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $146.1 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $16.9 in the second quarter of 2012 reported in Net investment income on the Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $8.2 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. Certain RMBS investments represent agency pass-through securities and close-to-the-index tranches issued by Fannie Mae, Freddie Mac, or a similar government-sponsored entity.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities described above are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. corporate, state and municipalities	$ 237.3	$ 2.9	$ 40.1	$ 0.6	$ 94.0	$ 10.4	$ 371.4	$ 13.9
Foreign	33.3	3.1	23.9	1.8	158.1	17.6	215.3	22.5
Residential mortgage-backed	116.3	2.2	10.9	0.1	181.6	29.1	308.8	31.4
Commercial mortgage-backed	4.8	—	11.2	1.2	15.8	1.8	31.8	3.0
Other asset-backed	0.1	—	—	—	152.8	23.5	152.9	23.5
Total	$ 391.8	$ 8.2	$ 86.1	$ 3.7	$ 602.3	$ 82.4	$ 1,080.2	$ 94.3
2011								
U.S. corporate, state and municipalities	$ 798.9	$ 17.6	$ 97.6	$ 4.1	$ 208.0	$ 20.6	$ 1,104.5	$ 42.3
Foreign	476.5	30.2	51.1	5.0	339.5	34.6	867.1	69.8
Residential mortgage-backed	74.6	0.9	188.2	5.7	305.6	84.3	568.4	90.9
Commercial mortgage-backed	155.1	1.9	234.7	17.9	35.7	6.6	425.5	26.4
Other asset-backed	42.6	0.3	26.5	9.6	142.1	59.7	211.2	69.6
Total	$ 1,547.7	$ 50.9	$ 598.1	$ 42.3	$ 1,030.9	$ 205.8	$ 3,176.7	$ 299.0

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 87.9% and 83.4% of the average book value as of December 31, 2012 and 2011, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
Six months or less below amortized cost	$ 553.1	$ 27.3	$ 22.8	$ 6.5	116	13
More than six months and twelve months or less below amortized cost	151.9	2.9	7.9	1.0	35	3
More than twelve months below amortized cost	290.1	149.2	10.0	46.1	83	55
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
Six months or less below amortized cost	$ 1,638.7	$ 178.0	$ 52.5	$ 52.5	271	49
More than six months and twelve months or less below amortized cost	645.4	57.1	38.0	17.3	67	22
More than twelve months below amortized cost	735.1	221.4	47.0	91.7	126	80
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
U.S. corporate, state and municipalities	$ 370.3	$ 15.0	$ 7.5	$ 6.4	50	1
Foreign	187.8	50.0	7.6	14.9	20	10
Residential mortgage-backed	277.3	62.9	13.3	18.1	112	43
Commercial mortgage-backed	33.2	1.6	2.5	0.5	12	1
Other asset-backed	126.5	49.9	9.8	13.7	40	16
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
U.S. corporate, state and municipalities	$ 1,112.3	$ 34.5	$ 32.4	$ 9.9	137	5
Foreign	850.6	86.3	41.7	28.1	131	12
Residential mortgage-backed	500.9	158.4	31.7	59.2	98	89
Commercial mortgage-backed	446.3	5.6	25.1	1.3	24	1
Other asset-backed	109.1	171.7	6.6	63.0	74	44
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations ("ARO") for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations.) All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") and Fitch, Inc. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value, and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $194.0 and $23.5, respectively, representing 0.9% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $189.3 and $69.7, respectively, representing 0.8% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Subprime Mortgage-backed Securities

NAIC Designation		ARO Ratings			Vintage	
2012						
1	67.1 %	AAA	—		2007	13.2 %
2	3.1 %	AA	4.0	%	2006	6.2 %
3	14.2 %	A	9.1	%	2005 and prior	80.6 %
4	13.5 %	BBB	8.5	%		100.0 %
5	1.0 %	BB and below	78.4	%		
6	1.1 %		100.0	%		
	100.0 %					
2011						
1	79.0 %	AAA	1.6	%	2007	18.9 %
2	6.2 %	AA	5.9	%	2006	6.6 %
3	10.5 %	A	7.9	%	2005 and prior	74.5 %
4	1.5 %	BBB	9.8	%		100.0 %
5	1.3 %	BB and below	74.8	%		
6	1.5 %		100.0	%		
	100.0 %					

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $133.6 and $21.7, respectively, representing 0.6% of total fixed maturities including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $129.7 and $52.7, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Alt-A Mortgage-backed Securities

NAIC Designation		ARO Ratings		Vintage	
2012					
1	36.3 %	AAA	0.2 %	2007	31.4 %
2	10.9 %	AA	0.8 %	2006	19.4 %
3	15.7 %	A	0.6 %	2005 and prior	49.2 %
4	30.4 %	BBB	2.6 %		100.0 %
5	5.7 %	BB and below	95.8 %		
6	1.0 %		100.0 %		
	100.0 %				
2011					
1	38.5 %	AAA	0.3 %	2007	30.0 %
2	11.6 %	AA	1.7 %	2006	18.9 %
3	12.2 %	A	5.0 %	2005 and prior	51.1 %
4	29.1 %	BBB	2.9 %		100.0 %
5	7.4 %	BB and below	90.1 %		
6	1.2 %		100.0 %		
	100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $1.8 billion and $2.0 billion, respectively, and Other ABS, excluding subprime exposure, totaled $491.9 and $489.7, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $3.0 and $26.4, respectively. As of December 31, 2012, there were no gross unrealized losses related to Other ABS, excluding subprime exposure. As of December 31, 2011, gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.2. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

			% of Total CMBS				
	NAIC Designation		**ARO Ratings**		**Vintage**		
2012							
	1	97.5 %	AAA	47.6 %	2008	0.6 %	
	2	1.8 %	AA	25.4 %	2007	28.8 %	
	3	0.4 %	A	10.1 %	2006	35.3 %	
	4	0.3 %	BBB	7.3 %	2005 and prior	35.3 %	
	5	—	BB and below	9.6 %		100.0 %	
	6	—		100.0 %			
		100.0 %					
2011							
	1	97.1 %	AAA	52.7 %	2008	0.5 %	
	2	1.8 %	AA	18.4 %	2007	25.9 %	
	3	—	A	12.7 %	2006	31.2 %	
	4	—	BBB	8.8 %	2005 and prior	42.4 %	
	5	—	BB and below	7.4 %		100.0 %	
	6	1.1 %		100.0 %			
		100.0 %					

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 29.2%, 11.2% and 36.6%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 31.6%, 13.1% and 31.3%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Other ABS

NAIC Designation			ARO Ratings			Vintage		
2012								
1	97.0	%	AAA	92.5	%	2012	18.0	%
2	2.2	%	AA	1.0	%	2011	17.1	%
3	—		A	3.5	%	2010	4.6	%
4	—		BBB	2.2	%	2009	6.0	%
5	—		BB and below	0.8	%	2008	3.1	%
6	0.8	%		100.0	%	2007	14.7	%
	100.0	%				2006	21.2	%
						2005 and prior	15.3	%
							100.0	%
2011								
1	96.9	%	AAA	87.3	%	2011	19.0	%
2	1.8	%	AA	3.9	%	2010	10.8	%
3	—		A	3.0	%	2009	8.4	%
4	0.1	%	BBB	3.8	%	2008	3.6	%
5	1.2	%	BB and below	2.0	%	2007	19.3	%
6	—			100.0	%	2006	20.5	%
	100.0	%				2005 and prior	18.4	%
							100.0	%

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012 the Company did not have any troubled debt restructurings. As of December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $9.8.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,836.2	$ 3,138.8
Collective valuation allowance	(1.2)	(1.5)
Total net commercial mortgage loans	$ 2,835.0	$ 3,137.3

There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2012. Impairments taken on the mortgage loan portfolio were $6.9 for the year ended December 31, 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.5	$ 3.0
Addition to / (reduction of) allowance for losses	(0.3)	(1.5)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.5

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ —	$ 8.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

The following table presents information on interest income recognized on impaired loans for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ —	$ —	$ 1.3
Interest income recognized on impaired loans, on a cash basis	—	—	1.4

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 658.9	$ 920.9
50% - 60%	848.0	833.9
60% - 70%	1,169.4	1,173.2
70% - 80%	149.4	191.3
80% and above	10.5	19.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,970.9	$ 2,105.3
1.25x - 1.5x	464.8	565.8
1.0x - 1.25x	259.2	355.5
Less than 1.0x	141.3	112.2
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 622.7	22.1 %	$ 702.5	22.4 %
South Atlantic	528.3	18.6 %	582.8	18.6 %
Middle Atlantic	338.9	11.9 %	361.7	11.5 %
East North Central	347.2	12.2 %	411.4	13.1 %
West South Central	373.7	13.2 %	414.1	13.2 %
Mountain	338.2	11.9 %	364.9	11.6 %
West North Central	135.8	4.8 %	138.2	4.4 %
New England	77.5	2.7 %	82.2	2.6 %
East South Central	73.9	2.6 %	81.0	2.6 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,159.2	41.0 %	$ 1,223.2	39.0 %
Retail	711.8	25.0 %	807.4	25.7 %
Office	427.4	15.1 %	542.2	17.3 %
Apartments	366.8	12.9 %	371.5	11.8 %
Hotel/Motel	69.0	2.4 %	129.6	4.1 %
Mixed use	16.6	0.6 %	12.6	0.4 %
Other	85.4	3.0 %	52.3	1.7 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 314.3	$ —
2011	795.4	791.2
2010	184.8	272.1
2009	65.9	77.8
2008	253.8	406.5
2007	272.8	447.7
2006 and prior	949.2	1,143.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 6.0	3	$ 9.5	17	$ 5.1	24
Foreign[1]	0.7	3	27.2	52	30.7	23
Residential mortgage-backed	9.7	55	12.3	65	24.5	67
Commercial mortgage-backed	1.7	1	49.7	14	23.2	7
Other asset-backed	0.4	3	74.8	60	104.6	54
Equity	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	6.9	5	6.3	5
Total	$ 18.5	65	$ 180.4	213	$ 194.4	181

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $14.7, $27.6 and $95.5 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments which are recognized in the Statements of Operations. The remaining $3.8, $152.8 and $98.9, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010 :

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 0.5	1	$ 9.5	16	$ 4.1	23
Foreign[1]	0.7	3	24.1	48	12.8	18
Residential mortgage-backed	0.9	6	1.8	8	6.1	11
Commercial mortgage-backed	1.7	1	45.5	14	3.9	2
Other asset-backed	— *	1	71.9	59	72.0	35
Mortgage loans on real estate	—	—	—	—	—	—
Total	$ 3.8	12	$ 152.8	145	$ 98.9	89

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $2.2 billion and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 64.1	$ 118.2	$ 123.3
Additional credit impairments:			
On securities not previously impaired	4.8	5.0	20.0
On securities previously impaired	6.8	6.7	23.4
Reductions:			
Securities intent impaired	—	(3.4)	(7.1)
Securities sold, matured, prepaid or paid down	(27.8)	(62.4)	(41.4)
Balance at December 31	$ 47.9	$ 64.1	$ 118.2

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$ 1,137.9	$ 1,242.5	$ 1,182.2
Equity securities, available-for-sale	4.0	3.7	4.5
Mortgage loans on real estate	166.3	174.9	180.8
Policy loans	5.7	6.6	7.2
Short-term investments and cash equivalents	0.2	2.0	4.1
Other	23.7	38.4	30.7
Gross investment income	1,337.8	1,468.1	1,409.5
Less: Investment expenses	52.3	58.8	53.1
Net investment income	$ 1,285.5	$ 1,409.3	$ 1,356.4

As of December 31, 2012 and 2011, the Company did not have any investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities, available-for-sale, including securities pledged	$ 138.0	$ 33.7	$ 11.8
Fixed maturities, at fair value option	(57.7)	(34.4)	(14.6)
Equity securities, available-for-sale	(0.2)	(0.2)	1.9
Derivatives	(1,654.0)	744.4	(807.9)
Embedded derivative - fixed maturities	(4.2)	4.3	12.3
Embedded derivative - product guarantees	202.9	(1,699.1)	(111.9)
Other investments	1.1	(5.7)	(9.2)
Net realized capital gains (losses)	$ (1,374.1)	$ (957.0)	$ (917.6)
After-tax net realized capital gains (losses)	$ (932.8)	$ (513.1)	$ (660.6)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before-tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Proceeds on sales	$ 4,652.0	$ 3,821.9	$ 6,211.7
Gross gains	177.8	238.0	243.1
Gross losses	(14.3)	(33.7)	(37.4)

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values,

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate, and equity volatility risk of the economic liabilities associated with variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contain embedded derivatives in which the fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Non-qualifying for hedge accounting:						
Interest rate contracts	$ 31,588.1	$ 1,283.5	$ 539.5	$ 27,046.0	$ 1,538.4	$ 520.0
Foreign exchange contracts	1,508.7	10.4	27.4	1,297.8	9.7	42.4
Equity contracts	14,482.7	86.4	231.7	15,434.3	60.1	28.4
Credit contracts	155.5	1.0	—	143.4	0.9	14.1
Embedded derivatives:						
Within fixed maturity investments	N/A	50.8	—	N/A	55.0	—
Within annuity products	N/A	—	3,397.8	N/A	—	3,512.1
Within reinsurance agreements	N/A	—	301.3	N/A	—	230.9
Total		$ 1,432.1	$ 4,497.7		$ 1,664.1	$ 4,347.9

N/A - Not Applicable.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting[1]:			
Fair value hedges:			
Interest rate contracts	$ —	$ —	$ (3.3)
Derivatives: Non-qualifying for hedge accounting[2]:			
Interest rate contracts	121.6	1,300.8	38.5
Foreign exchange contracts	2.4	(5.8)	9.3
Equity contracts	(1,779.3)	(548.2)	(853.4)
Credit contracts	1.3	(2.4)	1.0
Embedded derivatives:			
Within fixed maturity investments[2]	(4.2)	4.3	12.3
Within annuity products[2]	202.9	(1,699.1)	(111.9)
Within reinsurance agreements	50.9	(251.8)	(17.8)
Total	$ (1,404.4)	$ (1,202.2)	$ (925.3)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.

[2] Changes in value are included in other net realized capital gains (losses) in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $1.0 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $155.5 and $108.8, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,303.7	$ 7.8	$ —	$ 1,311.5
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,513.9	113.6	10,627.5
Foreign[1]	—	5,345.7	20.9	5,366.6
Residential mortgage-backed securities	—	1,829.5	24.2	1,853.7
Commercial mortgage-backed securities	—	1,763.6	—	1,763.6
Other asset-backed securities	—	602.5	78.2	680.7
Total fixed maturities, including securities pledged	1,303.7	20,086.7	236.9	21,627.3
Equity securities, available-for-sale	14.0	—	15.8	29.8
Derivatives:				
Interest rate contracts	—	1,283.5	—	1,283.5
Foreign exchange contracts	—	10.4	—	10.4
Equity contracts	23.9	50.8	11.7	86.4
Credit contracts	—	1.0	—	1.0
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	3,115.0	6.1	—	3,121.1
Assets held in separate accounts	39,799.1	—	—	39,799.1
Total assets	$44,255.7	$21,438.5	$ 264.4	$65,958.6
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,393.8	$ 1,393.8
GMAB / GMWB / GMWBL[2]	—	—	2,004.0	2,004.0
Embedded derivative on reinsurance	—	301.3	—	301.3
Derivatives:				
Interest rate contracts	0.4	539.1	—	539.5
Foreign exchange contracts	—	27.4	—	27.4
Equity contracts	212.6	19.1	—	231.7
Credit contracts	—	—	—	—
Total liabilities	$ 213.0	$ 886.9	$ 3,397.8	$ 4,497.7

[1] Primarily U.S. dollar dominated
[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,778.0	$ 7.8	$ —	$ 1,785.8
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,251.1	124.5	10,375.6
Foreign[(1)]	—	5,525.2	56.9	5,582.1
Residential mortgage-backed securities	—	2,245.1	60.7	2,305.8
Commercial mortgage-backed securities	—	2,001.9	—	2,001.9
Other asset-backed securities	—	600.8	72.8	673.6
Total fixed maturities, including securities pledged	1,778.0	20,655.6	314.9	22,748.5
Equity securities, available-for-sale	11.4	—	16.3	27.7
Derivatives:				
Interest rate contracts	4.0	1,534.4	—	1,538.4
Foreign exchange contracts	—	9.7	—	9.7
Equity contracts	26.5	—	33.6	60.1
Credit contracts	—	0.9	—	0.9
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	2,760.7	5.8	—	2,766.5
Assets held in separate accounts	39,356.9	—	—	39,356.9
Total assets	$43,937.5	$22,206.4	$ 364.8	$ 66,508.7
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,282.2	$ 1,282.2
GMAB / GMWB / GMWBL[(2)]	—	—	2,229.9	2,229.9
Embedded derivative on reinsurance	—	230.9	—	230.9
Derivatives:				
Interest rate contracts	—	520.0	—	520.0
Foreign exchange contracts	—	42.4	—	42.4
Equity contracts	3.3	—	25.1	28.4
Credit contracts	—	1.2	12.9	14.1
Total liabilities	$ 3.3	$ 794.5	$ 3,550.1	$ 4,347.9

[(1)] Primarily U.S. dollar dominated
[(2)] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in the Investments note to these Financial Statements. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $157.7 and $16.3 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. At December 31, 2011, $157.1 and $17.7 billion of a total of $22.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Annuity product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum withdrawal benefits with life payouts ("GMWBL") and fixed-indexed annuity ("FIA") embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company and applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk as of the beginning of the third quarter of 2012 to incorporate a blend of observable, similarly

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Levels 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [3]
		Net Income	OCI								
Fixed maturities, including											
U.S. corporate, state and municipalities	$ 124.5	$ 0.6	$ (1.9)	$ —	$ —	$ —	$ (22.3)	$ 36.3	$ (23.6)	$ 113.6	$ 0.6
Foreign	56.9	0.6	(0.5)	—	—	(4.0)	(5.6)	8.3	(34.8)	20.9	—
Residential mortgage-backed securities	60.7	(0.8)	0.2	—	—	—	(1.0)	—	(34.9)	24.2	(0.8)
Other asset-backed securities	72.8	6.4	3.1	—	—	(16.6)	(4.4)	16.9	—	78.2	2.6
Total fixed maturities, including	314.9	6.8	0.9	—	—	(20.6)	(33.3)	61.5	(93.3)	236.9	2.4
Equity securities, available-for-sale	16.3	(0.1)	(0.1)	2.3	—	(2.4)	—	—	(0.2)	15.8	—
Derivatives, net	(4.4)	(0.9)	—	18.5	—	—	—	—	(1.5)	11.7	(6.7)
Annuity product guarantees:											
FIA	(1,282.2)	(173.7)	—	—	(81.2)	—	143.3	—	—	(1,393.8)	—
GMWB/GMAB/GMWBL	(2,229.9)	376.6	—	—	(151.3)	—	0.6	—	—	(2,004.0)	—
Total annuity product guarantees	(3,512.1)	202.9 [1]	—	—	(232.5)	—	143.9	—	—	(3,397.8)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 40.1	$ (0.3)	$ (2.7)	$ 12.6	$ —	$ —	$ (24.7)	$ 99.5	$ —	$ 124.5	$ (0.2)
Foreign	9.8	0.3	(0.1)	13.9	—	(12.5)	(7.7)	54.9	(1.7)	56.9	(0.5)
Residential mortgage-backed securities	198.6	—	(0.6)	34.3	—	(0.1)	(11.3)	1.9	(162.1)	60.7	(1.0)
Other asset-backed securities	644.8	(78.7)	64.3	—	—	(214.7)	(35.7)	—	(307.2)	72.8	(10.1)
Total fixed maturities, including securities pledged	893.3	(78.7)	60.9	60.8	—	(227.3)	(79.4)	156.3	(471.0)	314.9	(11.8)
Equity securities, available-for-sale	13.5	(0.1)	0.1	4.3	—	(0.2)	—	—	(1.3)	16.3	—
Derivatives, net	76.6	(38.6)	—	—	—	(42.4)	—	—	—	(4.4)	(50.0)
Annuity product guarantees:											
FIA	(1,165.5)	(111.7)	—	—	(128.3)	—	123.3	—	—	(1,282.2)	—
GMWB/GMAB/GMWBL	(490.2)	(1,587.4)	—	—	(154.5)	—	2.2	—	—	(2,229.9)	—
Total annuity product guarantees	(1,655.7)	(1,699.1) [1]	—	—	$ (282.8)	$ —	125.5	—	—	(3,512.1)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate account for the year ended December 31, 2012, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts were valued using observable inputs and such options and swap contracts were transferred from Level 3 to Level 2 during the year ended December 31, 2012.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]		
Unobservable Input	**GMWB / GMWBL**	**GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Correlations between:			
Equity Funds	50% to 98%	50% to 98%	—
Equity and Fixed Income Funds	-20% to 44%	-20% to 44%	—
Interest Rates and Equity Funds	-25% to -16%	-25% to -16%	—
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	—
Lapses	0.08% to 32% [3]	0.08% to 31% [3]	0% to 10% [3]
Mortality	— [4]	— [4]	—

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapses and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts that are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

	Account Values			
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	**Average Expected Delay (Years)**
< 60	$ 3.54	$ 0.27	$ 3.81	5.5
60-69	6.80	0.36	7.16	1.9
70+	4.16	0.14	4.30	0.2
	$ 14.50	$ 0.77	$ 15.27	2.8

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2012 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL	
	Moneyness	**Account Value**	**Lapse Range**	**Account Value**	**Lapse Range**
During Surrender Charge Period					
	In the Money**	$ —	0.08% to 8.2%	$ 8.5	0.08% to 5.8%
	Out of the Money	—	0.41% to 12%	0.9	0.35% to 12%
After Surrender Charge Period					
	In the Money**	—	2.4% to 22%	6.1	1.5% to 17%
	Out of the Money	0.1	12% to 31%	0.6	3.2% to 32%

  ** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[4] The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,627.3	$ 21,627.3	$ 22,748.5	$ 22,748.5
Equity securities, available-for-sale	29.8	29.8	27.7	27.7
Mortgage loans on real estate	2,835.0	2,924.7	3,137.3	3,214.1
Loan - Dutch State obligation[1]	—	—	658.2	660.6
Policy loans	101.8	101.8	112.0	112.0
Limited partnerships/corporations	166.9	166.9	305.4	305.4
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	3,121.1	3,121.1	2,766.5	2,766.5
Derivatives	1,381.3	1,381.3	1,609.1	1,609.1
Other investments	80.7	80.7	82.2	82.2
Deposits from affiliates	901.7	984.4	1,377.6	1,360.3
Assets held in separate accounts	39,799.1	39,799.1	39,356.9	39,356.9
Liabilities:				
Investment contract liabilities:				
Deferred annuities[2]	20,262.4	21,062.8	22,453.2	22,749.4
Funding agreements with a fixed maturity and guaranteed investment contracts	1,818.6	1,718.0	2,568.2	2,367.7
Supplementary contracts, immediate annuities and other	1,094.1	1,194.4	1,062.7	1,128.4
Annuity product guarantees:				
FIA	1,393.8	1,393.8	1,282.2	1,282.2
GMAB/GMWB/GMWBL	2,004.0	2,004.0	2,229.9	2,229.9
Derivatives	798.6	798.6	604.9	604.9
Long-term debt	435.0	491.6	435.0	419.3
Embedded derivative on reinsurance	301.3	301.3	230.9	230.9

[1] This facility was terminated in November 2012. Refer to the Related Party note for further description of the transaction.
[2] Certain amounts included in Deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Other investments: Federal Home Loan Bank ("FHLB") stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1. The carrying value of the stock was $78.9 and $80.2 as of December 31, 2012 and 2011, respectively.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts, plus the fair value of the unamortized ceding allowance. The Fair value of the liabilities of the underlying contract is estimated based on the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving short risk-free rates plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. The fair value of the unamortized ceding allowance is based on the projected release ceding allowances and discounted at risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 3.

Investment contract liabilities:

Deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Funding agreements with a fixed maturity and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement
of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

		2012		**2011**		**2010**
Balance at January 1	$	3,326.5	$	2,758.9	$	3,322.4
Deferrals of commissions and expenses		107.8		126.8		171.1
Amortization:						
Amortization		(582.0)		742.6		(570.8)
Interest accrued[1]		262.7		169.1		177.2
Net amortization included in the Statements of Operations		(319.3)		911.7		(393.6)
Change in unrealized capital gains/losses on available-for-sale securities		(146.8)		(470.9)		(341.0)
Balance at December 31	$	2,968.2	$	3,326.5	$	2,758.9

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

		2012		**2011**		**2010**
Balance at January 1	$	46.1	$	66.5	$	113.2
Amortization:						
Amortization		(27.5)		(11.0)		(28.6)
Interest accrued[1]		3.1		3.7		3.9
Net amortization included in the Statements of Operations		(24.4)		(7.3)		(24.7)
Change in unrealized capital gains/losses on available-for-sale securities		6.7		(13.1)		(22.0)
Balance at December 31	$	28.4	$	46.1	$	66.5

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

The estimated amount of VOBA amortization expense, net of interest, is $0.2, $6.4, $6.4, $5.4 and $4.8, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6.   Sales Inducements

During the year ended December 31, 2012, 2011 and 2010, the Company capitalized $29.8, $32.2 and $46.9, respectively, of sales inducements. During the years ended December 31, 2012, 2011 and 2010, the Company amortized $(303.1), $461.8 and $(82.0), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $741.6, $1,023.9 and $669.9 as of December 31, 2012, 2011 and 2010, respectively.

7.   Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following assumptions and methodology were used to determine GMDB, GMIB, GMWBL, GMAB and GMWB additional reserves at December 31, 2012 and 2011.

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general the Company groups all separate account returns into 6 fund groups and generate stochastic returns for each of these fund groups. The overall mean blended separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total.
	GMIB: the overall blended mean is 8.1% based on a single fund group.
	GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 15.8% for 2012 and 2011.
	GMIB: 15.8% for 2012 and 16.5% for 2011. GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2000 basic table with mortality improvement through 2011, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2012 and 2011.
	GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2012 and 2011, and the paid and incurred amounts by type for the years ended December 31, 2012 and 2011, were as follows:

	GMDB	GMAB/GMWB	GMIB	GMWBL
Separate account liability at December 31, 2012	$ 39,799.1	$ 954.1	$ 14,503.9	$ 15,249.5
Separate account liability at December 31, 2011	$ 39,356.9	$ 1,105.9	$ 14,208.0	$ 14,743.7
Additional liability balance:				
Balance at January 1, 2011	$ 373.9	$ 77.0	$ —	$ 217.5
Incurred guaranteed benefits	246.7	40.1	—	1,520.6
Paid guaranteed benefits	(110.3)	(2.2)	—	—
Balance at December 31, 2011	$ 510.3	$ 114.9	$ —	$ 1,738.1
Incurred guaranteed benefits	94.2	(38.3)	—	(226.3)
Paid guaranteed benefits	(116.5)	(0.6)	—	—
Balance at December 31, 2012	$ 488.0	$ 76.0	$ —	$ 1,511.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2012 and 2011.

	GMDB	GMAB/GMWB	GMIB	GMWBL
2012				
Net amount at risk, net of reinsurance	$ 6,920.6	$ 38.4	$ —	$ —
Weighted average attained age	69.0	69.0	—	—
2011				
Net amount at risk, net of reinsurance	$ 8,699.0	$ 63.2	$ —	$ —
Weighted average attained age	68.0	68.0	—	—

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011 was $39.8 billion and $39.4 billion, respectively.

8.   Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI"), related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $155.1 billion and $147.7 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

	2012	2011
Claims recoverable from reinsurers	$ 8.0	$ 11.0
Amounts due to reinsurers	(10.8)	(23.6)
Reinsurance reserves ceded	2,585.5	2,188.2
Deposits	901.7	1,377.6
Reinsurance receivable	523.1	498.1
Other	7.2	17.3
Total	$ 4,014.7	$ 4,068.6

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Premiums:			
Direct premiums	$ 16.3	$ 16.9	$ 17.8
Reinsurance assumed	480.3	478.4	522.8
Reinsurance ceded	(37.6)	(39.1)	(260.0)
Net premiums	$ 459.0	$ 456.2	$ 280.6

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   Capital Contributions, Dividends and Statutory Information

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2012, following receipt of required approval from the Division, the Company paid a return of capital distribution of $250.0 to its Parent. During the years ended December 31, 2011 and 2010, the Company did not pay a dividend or return of capital distribution to its Parent.

During the year ended December 31, 2012, the Company did not receive any capital contributions from its Parent. During the years ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be nonadmitted based on the specific rules regarding admissibility.

Statutory net income (loss) was $(9.1), $386.0 and $(384.4), for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $2.2 billion as of December 31, 2012 and 2011.

10.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,004.5	$ 1,331.1	$ 682.4
Equity securities, available-for-sale	3.4	1.0	6.9
Derivatives	(0.7)	(1.1)	0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities	(1,283.3)	(1,134.1)	(510.1)
Other investments	(35.4)	(35.7)	(35.7)
Unrealized capital gains (losses), before tax	688.5	161.2	143.8
Net deferred income tax asset (liability)	(55.3)	82.7	9.8
Unrealized capital gains (losses), after tax	633.2	243.9	153.6
Pension liability, net of tax	1.0	1.2	1.2
AOCI	$ 634.2	$ 245.1	$ 154.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities	$ 660.7	$ 619.7	$ 1,244.0
Equity securities, available-for-sale	2.4	(5.9)	3.4
Derivatives	0.4	(1.4)	0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities	(149.2)	(624.0)	(451.7)
Other investments	0.3	—	(10.7)
Change in unrealized gains/losses on securities, before tax	514.6	(11.6)	785.3
Deferred income tax asset/liability	(133.5)	83.1	(101.8)
Change in unrealized gains/losses on securities, after tax	381.1	71.5	683.5
Change in OTTI, before tax	12.7	29.0	(6.9)
Deferred income tax asset /liability	(4.5)	(10.2)	2.4
Change in OTTI, after tax	8.2	18.8	(4.5)
Pension and other post-employment benefit liability, before tax	(0.2)	—	(0.2)
Deferred income tax asset/liability	—	—	0.1
Pension and other post-employment benefit liability, after tax	(0.2)	—	(0.1)
Net change in AOCI, after tax	$ 389.1	$ 90.3	$ 678.9

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI , reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Net unrealized capital gains/losses arising during the year[1]	$ 447.5	$ 34.0	$ 515.4
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	97.9	22.7	9.4
Change in deferred tax valuation allowance and other tax adjustments[3]	39.7	79.0	173.0
Net change in unrealized capital gains/losses on securities	$ 389.3	$ 90.3	$ 679.0

[1] Pretax net unrealized capital gains/losses arising during the year were $674.9, $52.3 and $792.9 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $147.6, $34.9 and $14.5, for the years ended December 31, 2012, 2011 and 2010, respectively.

[3] These amounts include amounts allocated to Other Comprehensive Income in accordance with the exception described in ASC 740-20-45-7.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 266.6	$ (195.8)	$ 622.9
Total current tax expense (benefit)	266.6	(195.8)	622.9
Deferred tax expense (benefit):			
Federal	(84.3)	64.5	(665.0)
Total deferred tax expense (benefit)	(84.3)	64.5	(665.0)
Total income tax expense (benefit)	$ 182.3	$ (131.3)	$ (42.1)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Income (loss) before income taxes	$ 5.3	$ 20.8	$ 63.3
Tax rate	35.0 %	35.0 %	35.0 %
Income tax expense (benefit) at federal statutory rate	1.9	7.3	22.2
Tax effect of:			
Dividends received deduction	(72.9)	(30.3)	(75.9)
Valuation allowance	247.9	(109.0)	64.0
Audit settlements	(0.1)	3.3	(49.2)
Tax credits	(2.0)	(2.0)	(3.5)
Prior year tax	6.9	—	—
Other	0.6	(0.6)	0.3
Income tax expense (benefit)	182.3	(131.3)	(42.1)

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2012 and 2011, are presented below.

		2012		2011
Deferred tax assets:				
Insurance reserves	$	1,035.9	$	1,003.3
Investments		940.6		662.7
Employee compensation and benefits		29.4		50.7
Other assets		183.0		172.6
Total gross assets before valuation allowance		2,188.9		1,889.3
Less: Valuation allowance		220.3		12.1
Assets, net of valuation allowance		1,968.6		1,877.2
Deferred tax liabilities:				
Deferred policy acquisition costs		(1,293.8)		(1,500.6)
Net unrealized investment (gains) losses		(652.1)		(275.2)
Value of business acquired		(20.6)		(29.2)
Other liabilities		(35.0)		(33.6)
Total gross liabilities		(2,001.5)		(1,838.6)
Net deferred income tax asset (liability)	$	(32.9)	$	38.6

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $406.0 and $158.1, respectively, that was allocated to Net income (loss) and $(185.7) and $(146.0), respectively, that was allocated to Other comprehensive income. Therefore, after consideration of available sources of taxable income required to realize the Company's deferred tax assets in the future, the Company had a tax valuation allowance of $220.3 related to deferred tax assets as of December 31, 2012.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $22.6 and receivable of $204.0 as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012, 2011and 2010 are as follows:

	2012	2011	2010
Balance at beginning of period	$ 2.7	$ 28.0	$ 60.3
Additions for tax positions related to prior years	—	6.1	28.0
Reductions for tax positions related to prior years	—	(6.1)	(60.2)
Reductions for settlements with taxing authorities	—	(25.3)	(0.1)
Balance at end of period	$ 2.7	$ 2.7	$ 28.0

The Company had $2.7 of unrecognized tax benefits as of December 31, 2012 and 2011, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 and 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2011, 2012 and 2013.

12.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2012, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.7, $11.5 and $11.0, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.2, $3.3 and $2.4, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs for the years ended December 31, 2012 and 2011.

		2012		2011
Change in obligation:				
Projected benefit obligation, January 1	$	25.2	$	25.5
Interest cost		1.2		1.3
Benefits paid		(1.3)		(1.1)
Actuarial gain on obligation		(0.2)		(0.2)
Plan adjustments		—		(0.3)
Benefit obligation, December 31	$	24.9	$	25.2
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	—	$	—

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Balance Sheets consist of:

	2012	2011
Accrued benefit cost	$ (24.9)	$ (25.2)
Accumulated other comprehensive loss (income):		
Prior service cost	(0.2)	(0.3)
Net amount recognized	$ (25.1)	$ (25.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011, benefit obligation for the SERPs were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Interest cost	$ 1.2	$ 1.3	$ 1.5
Amortization of prior service cost (credit)	(0.1)	—	—
Net loss (gain) recognition	(0.2)	(0.2)	(0.8)
Net periodic benefit cost	$ 0.9	$ 1.1	$ 0.7

Cash Flows

In 2012, the employer contributed $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2013 through 2017, and thereafter through 2022, are estimated to be $1.5, $1.5, $1.5, $1.5, $1.5 and $7.8, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $4.2 and $2.6, for the years ended December 31, 2012, 2011 and 2010, respectively.

For leo, the Company recognized minimal tax benefits in December 31, 2012, 2011 and 2010.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2012, 2011 and 2010 were $3.5, $3.4 and $2.1, respectively.

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $6.9, $7.7 and $8.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2013 through 2017 are estimated to be $7.2, $7.3, $7.2, $6.6 and $5.3, respectively, and $0.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $304.7 and $255.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $766.7 and $821.2, of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $579.3 and $779.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

Federal Home Loan Bank Funding

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain collateral that backs funding agreements issued to the FHLB. As of December 31, 2012 and 2011, the Company had $1,548.0 and $1,579.6, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2012 and 2011, assets with a market value of $1,855.1 and $1,897.9, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operation. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Fixed maturity collateral pledged to FHLB	$ 1,855.1	$ 1,897.9
FHLB restricted stock[1]	78.9	80.3
Other fixed maturities-state deposits	12.1	12.2
Securities pledged[2]	714.0	1,012.8
Total restricted assets	$ 2,660.1	$ 3,003.2

[1] Reported in Other investments on the Balance Sheets. Refer to Other investments in Business, Basis of Presentation and Significant Accounting Policies note for further discussion.
[2] Includes the fair value of loaned securities of $134.7 and $233.0 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- ▪ Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were incurred in the amounts of $208.0, $201.1 and $204.3, respectively.

- ▪ Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $50.3, $56.2 and $49.0, respectively.

- ▪ Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the DSL intercompany agreement was $141.1, $143.4 and $146.9, respectively.

- ▪ Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $33.8, $35.3 and $32.0, respectively.

- ▪ Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2012 2011 and 2010, expenses were incurred in the amounts of $109.3, $110.3 and $91.6, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- ▪ Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2012, 2011 and 2010, expenses related to the agreements were incurred in the amount of $16.4, $14.0 and $31.0, respectively.

- ▪ Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $3.3, $3.1 and $2.1, respectively.

- ▪ Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2012, 2011 and 2010, the Company incurred expenses of $4.0, $3.6 and $4.8, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2012 and 2011, the value of the funds withheld liability under this agreement was $191.4 and $190.7, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative under this agreement with a value of $7.7 and $(4.8), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $12.0, $12.4 and $11.9, respectively.

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company and the Company deposited those assets into a funds withheld trust account. As of December 31, 2012, the assets on deposit in the trust account increased to $3.9 billion . The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $3.6 billion and $5.0 billion, at December 31, 2012 and 2011, respectively. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative with a value of $293.6 and $235.7, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

At December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $2.1 billion and $1.9 billion, respectively. In addition, a deferred loss in the amount of $343.9 and $365.3 at December 31, 2012 and 2011, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2012 and 2011, the receivable was $901.7 and $1,377.6, respectively, and is adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $10.8, $7.2 and $21.4, for the years ended December 31, 2012, 2011 and 2010, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $19.3 and $18.7, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain GICs to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

GIC reserves ceded by the Company under this agreement were $505.6 and $121.4 at December 31, 2012 and 2011, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

Effective April 1, 2012, the agreement was recaptured by RLI and terminated, and there was no consideration received by the Company upon such recapture and termination.

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012 to include the recaptured business described above, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 and $0.5 as of December 31, 2012 and 2011, respectively, is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Effective July 1, 2012, the Company entered into a stop-loss agreement with its affiliate, SLD under which the Company agrees to indemnify SLD, and SLD agrees to reinsure with the Company, aggregate mortality risk under certain level premium term life insurance policies assumed by SLD from RLI and written by either RLI or RLNY with issue dates between January 1, 2007 and March 31, 2008 and between January 1, 2010 and December 31, 2010. Under the terms of the agreement, the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company will make benefit payments to SLD equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 as of December 31, 2012 is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2012 and 2011, reserves assumed by the Company under this agreement were $456.4 and $453.1, respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.4, $1.0 and $1.2, for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under reciprocal loan agreement. As of December 31, 2011, the Company had an outstanding receivable $535.9, with ING U.S., Inc. under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Insurance, which has been guaranteed by Lion's immediate parent, ING U.S., Inc.

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Alt-A Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.6 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.6 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $1.2 billion, and was recorded as Loan-Dutch State Obligation on the Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $2.3, $3.0 and $3.4 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $29.8 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $21.4 for 80% of the Company's additional $29.8 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $3.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Derivatives

As of December 31, 2012 and 2011, the Company had call options with a notional amount of $256.7 and $382.2, respectively, and market value of $2.8 and $4.9, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.